

Notice of 2024 Annual Meeting of Shareholders

2024 Proxy Statement

and

2023 Annual Report on Form 10-K

Kroger FAMILY OF COMPANIES

  

 

   

  

 

  

  

Dear Fellow Shareholders,

I am incredibly inspired by what Kroger and our associates accomplished in 2023. During a time of ongoing economic uncertainty, our associates delivered more value and more access to fresh food for millions of people across America. When our customers needed us most, we are there with the affordable meals their families want and love.

After four decades in the retail industry, I can confidently say few things remain constant. My colleagues often hear me remark that a few of those things are people's need to eat, our commitment to serving our customers and retail's ever-evolving nature.

I have taken a lot of time to reflect this past year. And on the heels of a global pandemic and the challenged operating environment that followed, it's increasingly clear I need to add Kroger's character as a company to that list of constants.

Kroger's fundamental business model – to lower prices and make more fresh food accessible to more families – has not changed. Our commitment to creating a best-in-class working environment for our associates and investing in their long-term success has not changed. Our deep ties with local communities that inspire us to think differently about how to feed every family in need has not changed.

For more than 140 years, Kroger has been there for our customers, our associates and our communities – and when each of these stakeholders is served well, our shareholders also benefit. We continue to demonstrate that we have the right operating model, the curiosity to adapt to a changing environment and the fortitude to solve difficult problems.

Kroger's foundation is stable and strong, and we are well-positioned to continue growing, bringing value to customers, creating exciting career opportunities for associates, providing much-needed food for our communities and rewarding our shareholders for many years to come.

Being a leader in the retail industry, offering affordable groceries to more customers, industry-leading benefits to more associates and life-changing investments to more communities isn't easy. I firmly believe Kroger, supported by our amazing associates, can – and will – do it.

2023 in Review

Customers experienced continued economic uncertainty throughout last year. Facing a combination of reducing SNAP benefits, increasing interest rates and decreasing savings, we made the right choices to help families stretch their dollars. We believe everyone deserves access to fresh, healthy food, with zero compromise on convenience and selection, no matter where they live and what their budget is.

As our results demonstrate, our *Leading with Fresh, Accelerating with Digital* strategy and focus areas of Fresh, *Our Brands*, Personalization and Seamless provides us the flexibility we need to operate in a challenged business environment while serving our customers and associates.

During the year, we:
- Achieved positive identical sales growth of 0.9% without fuel, and an underlying identical sales growth excluding the effects of the Express Scripts termination, and without fuel, of 2.3%;
- Delivered $5 billion of adjusted FIFO operating profit;
- Grew digital business to $12 billion in annual sales; and
- Increased average hourly wages to nearly $19 or nearly $25 with comprehensive benefits, which is a 33% increase in rate in the last five years.

And we continue to deliver for our shareholders. On a three-year basis, Kroger's adjusted net earnings per diluted share has grown at a compounded annual growth rate of 9.5%, which supported a total shareholder return of 42.5% during the same period. In comparison, the S&P 500 TSR was 39.9% over the same three-year period.

I'd like to share more about how we improved across our business in 2023 and the ways we will continue to grow in the future.

Leading with Fresh

Fresh products remain at the center of our customers' plates. Whether shoppers are making a nutritious salad filled with seasonal ingredients, flipping homemade burgers at a backyard cookout or indulging in our signature Murray's Cheese with a glass of wine, fresh food makes every meal better. And we are fulfilling our commitment to bring the freshest items to our customers, no matter how they shop.

With more than 2,100 End-to-End Fresh-certified stores, our customers' produce has more days of freshness in their homes. This means shoppers can enjoy produce at its peak for longer, which leads to less food waste and healthier meals. The stores that implemented End-to-End Fresh increased sales in the produce department and across the entire store. We are delivering on our commitment to provide fresher foods, and our customers are noticing and rewarding us with their loyalty.

Beyond our produce aisles, we have a renewed focus on fresh flavors and convenient meals. Our customers are more curious about food than ever before, which makes our work a lot more fun. In 2023, Kroger launched Mercado, a new Hispanic-inspired brand, under the *Our Brands* product roster. Boasting more than 50 products, this line is the perfect example of our innovative teams bringing exciting flavors to our customers at an approachable price point. *Our Brands* will launch more than 800 new products in 2024, providing more opportunities for customers to explore our outstanding portfolio of beloved brands.

With busy schedules pushing families to do more with less time, customers are demanding more convenience meals. Whether it's a quick dinner for the whole family after school or a couple looking to substitute overpriced takeout with a simple alternative, Kroger is finding more ways to capture our fair share of convenience meals typically dominated by restaurants.

And we cannot conclude a conversation about fresh without noting the growth and opportunity Kroger Health offers to improve our customers' lives. Every day, we see customers struggling with diseases that could be prevented or slowed by minor changes in their diets. By encouraging customers and patients to embrace a Food as Medicine mindset, thinking differently about the food they eat, we hope to realize our goal to help everyone live healthy and thriving lives.

Accelerating with Digital

Customers continue to shop with Kroger across all our channels – from in-store and Pickup to Delivery. We provide our customers the products they want, wherever they want them. We find that when our customers can shop with us in a way that fits their schedule, they spend more of their total food budget with Kroger and are more satisfied with our products.

Kroger will continue to invest in our digital experience because it is an important part of our plan to continue growing. In fact, we expect another year of double-digit sales growth in our digital business. We are particularly focused on our Kroger Delivery network where we continue to do the hard work to enhance the customer experience and improve operating margins to close the gap with traditional brick-and-mortar stores.

As our digital business grows, we are also investing in stores. In 2024, we will build more new stores and kick off more renovation projects than we have in the last five years. We believe our combination of brick-and-mortar stores and fulfillment centers is the best way to bring more fresh food to more of America.

Whether customers shop in our stores or digitally, they are saving more through our personalized shopping experience. We know our customers better than anyone. We understand their shopping patterns, know which products their families love and can even predict new items they may enjoy. Our personalized promotions mean the right customer is served the right offer at the right time. Last year alone, this work led to an 18% increase in digitally engaged households.

The more our customers use our digital products, the more impactful our alternative profit streams can be. Our customers benefit by stretching their budgets further, and CPGs benefit by confidently sharing their products with interested shoppers. This model is succeeding, and it will fuel our growth well into the future.

Investing in Our Associates

Kroger's associates are the heartbeat of our stores, our distribution and fulfillment centers, manufacturing plants and our offices. They serve our customers by making memorable moments even more special with the right meal, bottle of wine or bouquet of flowers. They serve each other by creating technology solutions that embrace simplification and ensure their fellow associates have zero compromise in their work experience. They serve our communities by sharing surplus food with food banks that feed families in need every day. I am so inspired by and appreciative of each and every associate who creates a full, fresh and friendly experience, for every customer, every day.

Kroger is a place where associates can start their career, grow skills that will serve them for a lifetime or embrace a new beginning; and we are proud to be one of the largest unionized workforces in America. Many of our store managers join Kroger as hourly associates. We continue to invest in our associates' wages and comprehensive benefits. Today, Kroger's average hourly rate is nearly $19 or nearly $25 with comprehensive benefits. This represents a 33% increase in rate in the last five years.

Alongside historic investments in wages and benefits, we uplift our associates as whole people. We are committed to growing tomorrow's leaders through industry-leading programs, including our education benefit, which offers associates up to $21,000 toward furthering their education. To date, this program supported the continuing education of almost 7,000 associates, 94% of whom are hourly. We provide affordable, accessible healthcare as well as free financial coaching for all associates. Our leaders listen deeply to their teams as we continue working towards our goal of being an employer of choice.

Investing in Our Communities
As a founding member of Feeding America, Kroger is committed to ensuring every family has access to the fresh food they need to thrive. In 2017, we launched our Zero Hunger | Zero Waste impact plan, with the bold vision of communities free from hunger and a company with no waste. While we have a long way to go on this journey, I am incredibly proud of the progress our associates have made.

In 2023, we achieved three billion meals donated to families across the U.S. – nearly two years ahead of our expectations for this milestone. And last year, we increased our commitment to donate 10 billion meals by 2030, following our merger with Albertsons Cos. Our surplus food program is one of the ways we are able to fuel this achievement. Once again, our stores achieved 100% participation, donating surplus food to community food banks across the country. Full participation in any program is a challenging milestone to achieve. And these are the kinds of results we look forward to continuing as our operations teams find more ways they can amplify our Zero Hunger | Zero Waste work.

Any important work will be difficult and take a long time to achieve. I am excited to see the progress our teams are making, the relationships we are building and the change it will create for our people and the planet.

Update on our proposed merger with Albertsons Companies
As I shared in our fourth quarter earnings – Kroger has a clear track record on mergers, bringing lower prices, more associate investment, improved customer experiences and deeper community connections. A company's character is reflected in the actions it takes when no one is looking, and Kroger has consistently demonstrated it follows through on its commitments.

Our proposed merger with Albertsons Cos. will secure the future of good-paying union jobs. We added more than 100,000 union jobs the last 12 years – while the grocery industry as a whole lost hundreds of thousands of union jobs. We are making historic investments to continuously improve our associates' wages and comprehensive benefits.

The retail industry is more competitive than ever – customers can choose to purchase groceries and eat meals from the likes of Kroger, Walmart, Amazon (including Whole Foods), Costco, Aldi, dollar stores and restaurants. The competitive alternatives are endless. Even after our merger closes, we will still have to earn our customers' business every meal, every day.

Later this summer, we look forward to defending our proposed merger in litigation because we know it will result in the best outcomes for America's families: lower prices, more choices, and a more secure future for unions.

Looking to the Future
Building on 2023, I look forward to everything we will accomplish together this year.

We are relentlessly focused on helping our customers find food inspiration. From home cooks on social media to world-renowned chefs in restaurants across the globe, our teams are capturing trends to create irresistible products that tempt the pickiest eaters, fit our customers' varying budget needs and make their busy lives a little bit easier. All with zero compromise on affordability, selection and convenience. Through this work, we are bringing our vision – that when customers Think Food, they Think Kroger – to life.

We can't accomplish this bold vision without our amazing associates. We appreciate and respect our associates, and we invest in their success because we hope each one of them comes to us for a job and discovers a fulfilling career. That's why we are making historic investments in wages and benefits, including $2.4 billion in incremental wage investments since 2018. We will continue to invest in our associates as we solidify our place as an employer of choice.

Every day, we are driven by our passion for food and our passion for people. This passion is fueled by Our Purpose – to Feed the Human Spirit. Retail is a challenging industry. We are looking for ways to make our products more affordable, meet our customers where they are and do it better than our competitors. By grounding our work in a desire to make the world a better place, we are inspired to give our best every day.

Our Purpose is best seen in our Zero Hunger | Zero Waste impact plan. In the U.S., one in seven people go to bed hungry, while America throws away 40% of the food it creates. This is a problem with a solution. We are committed to working with our fellow retailers, our amazing community food banks and the brightest entrepreneurs to find a way to end hunger in America.

I would like to thank our customers, associates and shareholders for your ongoing support for Kroger. I look forward to everything we will do together in the year ahead.

With gratitude,

Rodney McMullen
Chairman & CEO, The Kroger Co.

Safe Harbor Statement

This letter contains "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 about future performance of Kroger, including with respect to Kroger's ability to achieve sustainable net earnings growth, strategic capital deployment, strong and attractive total shareholder return, strong free cash flow and ability to increase the dividend, ability to achieve certain operational goals, as well as ESG targets, goals, and commitments outlined in this proxy statement, or elsewhere among other statements. These statements are based on management's assumptions and beliefs in light of the information currently available to it. These statements are indicated by words such as "accelerate," "achieve," "advancing," "believe," "change," "committed," "create," "continue," "delivering," "evolve," "expect," "goal," "hope," "model," "plan," "promote," "strive," "well-positioned," "and "will," as well as similar words or phrases. These statements are subject to known and unknown risks, uncertainties and other important factors that could cause actual results and outcomes to differ materially from those contained in the forward-looking statements, including the specific risk factors identified in "Risk Factors" in Kroger's most recent Annual Report on Form 10-K and any subsequent filings with the Securities and Exchange Commission. Kroger assumes no obligation to update the information contained herein, unless required to do so by applicable law.

Zero Hunger | Zero Waste: Associate Fundraising Heroes

The Kroger Co. Zero Hunger | Zero Waste Foundation is a nonprofit public charity designed to help align philanthropy with the company's Zero Hunger | Zero Waste social and environmental impact plan. We invite customers of the Kroger Family of Companies to join our journey by rounding up their purchase to the nearest dollar at checkout to benefit the Zero Hunger | Zero Waste Foundation.

Cashiers across the country are leading the way in activating donations through Round Up. Dollars raised are directed to nonprofit partners that help end hunger and waste in our communities. These are our 2023 Zero Heroes:

Atlanta Division
Rachel Dickens
Pam Shepard
Maria Decastro

Fred Meyer Division
Pat Sears
Anatoliy Bondarchuk

Mid-Atlantic Division
Dee Dee Hamby

Central Division
Ashley Kelly
Brenda Gerardot

Fry's Division
Angelica Portillo
Chuck McBride
Manisha Shah

Nashville Division
Linda Whitfield

Cincinnati-Dayton Division
Judi Clark

Houston Division
Debra Van Matre

Ralphs Division
Jackie Flores
Mar Berlanga-Cruz
Debra Sutton

Columbus Division
Colleen Burrows

King Soopers Division
Christopher Vellos
Robert Burton
Mubin Aslamy

Roundy's Division
Sue Pagenkopf
Cyle Jewell

Dallas Division
Shana Brown
Romeka Myles

Louisville Division
Lorrie Brosmer
Brittany Farmer
Tiana Hamilton
Stacey Harrison

QFC Division
Kurt Mincin
Sheree Cunningham Muse

Delta Division
Sherbert Ware
Laura Sparks
Mae Watson

Mariano's Division
Tiffany Gue
Ebony Vazquez
Loran Henderson
Shannon Loria

Smith's Division
Jennifer Jenkins
Luana Webb
Tammy May

Dillons Division
Krista O'Bryant
Alejandra Martinez
Debbie Jackson

Michigan Division
Tracey Regits

Food 4 Less
Maria Villalobos
Carina Martinez

Food 4 Less Midwest
Elisa Jackson
Goyce Rates

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Proxy Summary

This summary highlights information contained elsewhere in this Proxy Statement. It does not contain all of the information that you should consider. You should read the entire Proxy Statement carefully before voting.

Overview of Voting Matters and Board Recommendations

Proposals	Board Recommendation
No. 1 Election of Directors	**FOR** Each Director Nominee recommended by your Board
No. 2 Advisory Vote to Approve Executive Compensation	**FOR**
No. 3 Ratification of Independent Auditors	**FOR**
Nos. 4 – 7 Shareholder Proposals	**AGAINST** Each Proposal

Corporate Governance Highlights

Kroger is committed to strong corporate governance. We believe that strong governance builds trust and promotes the long-term interests of our shareholders. Highlights of our corporate governance practices include the following:

Board Governance Practices

✓ Strong Board oversight of enterprise risk.

✓ Strong experienced independent Lead Director with clearly defined role and responsibilities.

✓ Commitment to Board refreshment and diversity.

✓ 5 of 11 director nominees are women.

✓ The chairs of the Audit, Finance, and Public Responsibilities Committees are women.

✓ Annual evaluation of the Chairman and CEO by the independent directors, led by the independent Lead Director.

✓ All director nominees are independent, except for the CEO.

✓ All five Board Committees are fully independent.

✓ Annual Board and Committee self-assessments conducted by independent Lead Director or an independent third party.

✓ Regular executive sessions of the independent directors, at the Board and Committee level.

✓ High degree of Board interaction with management to ensure successful oversight and succession planning.

✓ Balanced tenure.

✓ Robust shareholder engagement program.

✓ Robust code of ethics.

Environmental, Social, & Governance (ESG) Practices

- ✓ Long-standing Board Committee dedicated to oversight of topics related to corporate responsibility— Public Responsibilities Committee — formed in 1977.

  - o Amended the Committee Charter in 2021 to more specifically reflect the Committee's focused and prioritized approach to material topics related to sustainability and social impact

- ✓ Annual ESG report sharing progress on our goals for Kroger's ESG strategy and Zero Hunger | Zero Waste impact plan, including Food Access & Affordability, Health and Nutrition, Climate Impact, Waste and Circularity, and Responsible Sourcing.

  - o The 2023 ESG report represented the 17th year of describing our progress and initiatives regarding sustainability and other matters of corporate responsibility

  - o Includes data-focused disclosures informed by frameworks consistent with shareholder expectations:

    - ▪ SASB's Food Retailers and Distributors Standard

    - ▪ GRI Global Sustainability Reporting Standards

    - ▪ Task Force on Climate-related Financial Disclosures (TCFD) framework

- ✓ Ongoing engagement with shareholders and other stakeholders to listen and learn from diverse perspectives on a wide range of sustainability and social impact topics.

Shareholder Rights

- ✓ Annual director election.

- ✓ Simple majority standard for uncontested director elections and plurality in contested elections.

- ✓ No poison pill.

- ✓ Shareholders have the right to call a special meeting.

- ✓ Robust, long-standing shareholder engagement program with regular engagements, including with independent directors, to better understand shareholders' perspectives and concerns on a broad array of topics, such as corporate governance and ESG matters.

- ✓ Adopted proxy access for director nominees, enabling a shareholder, or group of up to 20 shareholders, holding 3% of the Company's common shares for at least three years to nominate candidates for the greater of two seats or 20% of Board nominees.

Compensation Governance

- ✓ Robust clawback and recoupment policy in compliance with NYSE listing rules.

- ✓ Pay program tied to performance and business strategy.

- ✓ Majority of pay is long-term and at-risk with no guaranteed bonuses or salary increases.

- ✓ Stock ownership guidelines align executive and director interests with those of shareholders.

- ✓ Prohibition on all hedging, pledging, and short sales of Kroger securities by directors and executive officers.

- ✓ No tax gross-up payments to executives.

Environmental, Social, & Governance (ESG) Strategy

Kroger's ESG Strategy is called *Thriving Together*. This strategy reflects the evolution of the Company's long history of operating responsibly, advancing economic opportunity and sustainability in our own operations and supply chain, and giving back meaningfully to our communities.

Our objective is to achieve positive and lasting change through a shared-value framework that benefits people and our planet and creates more resilient systems for the future. The centerpiece of Kroger's strategy is our Zero

Hunger | Zero Waste social and environmental impact plan. Introduced in 2017, Zero Hunger | Zero Waste is an industry-leading platform for collective action and systems change at global, national, and local levels.

Our strategy aims to address material topics of importance to our business and key stakeholders, including our associates, customers, shareholders, and others. Key topics — informed by a structured materiality assessment and engagement with our shareholders and other stakeholders — align to three strategic pillars: People, Planet and Systems. Please see more details here in Kroger's annual ESG Report: *https://www.thekrogerco.com/wp-content/uploads/2023/09/Kroger-Co-2023-ESG-Report_Final.pdf.* The information on, or accessible through, this website is not part of, or incorporated by reference into, this proxy statement.

Director Nominee Highlights

Name	Age*	Primary Occupation	Independent	Director Since	Standing Committee Membership					Other Public Company Boards
					A	C&T	CG	F	PR	
Nora A. Aufreiter	64	Director Emeritus of McKinsey & Company	✓	2014				●	Chair	2
Kevin M. Brown	61	Executive Vice President and Chief Supply Chain Officer of Dell Technologies	✓	2021		●			●	
Elaine L. Chao	71	Former U.S. Secretary of Transportation and U.S. Secretary of Labor	✓	2021			●		●	1
Anne Gates	64	Former President of MGA Entertainment, Inc.	✓	2015	$ Chair		●			2
Karen M. Hoguet	67	Former Chief Financial Officer of Macy's, Inc.	✓	2019	$ ●			Chair		
W. Rodney McMullen	63	Chairman of the Board and Chief Executive Officer of The Kroger Co.		2003						1
Clyde R. Moore	70	Former Chairman of First Service Networks	✓	1997		Chair	●			
Ronald L. Sargent †	68	Former Chairman and Chief Executive Officer of Staples, Inc.	✓	2006	$ ●		Chair		●	2
J. Amanda Sourry Knox (Amanda Sourry)	60	Former President of North America for Unilever	✓	2021		●		●		1
Mark S. Sutton	62	Chairman and Chief Executive Officer of International Paper	✓	2017		●		●		1
Ashok Vemuri	56	Former Chief Executive Officer and Director of Conduent Incorporated	✓	2019	$ ●			●		1

A   Audit Committee
C&T   Compensation & Talent Development Committee
CG   Corporate Governance Committee
F   Finance Committee
PR   Public Responsibilities Committee

● Member
Committee Chair
$ Financial Expert

*Age as of record date
† Lead Director

2024 Director Nominee Snapshot

Diversity and Tenure





Gender Diversity
45%
Women

Ethnic Diversity
36% of
Board is
ethnically
diverse

Tenure of Director Nominees
3
3 directors
<5 years
5 director
5-10 years
3 directors
10+ years
5
3
Average Tenure is 10.1 years

Skills and Experience

Key Attributes and Skills of All Kroger Director Nominees

- Intellectual and analytical skills
- High integrity and business ethics
- Strength of character and judgement
- Ability to devote significant time to Board duties
- Desire and ability to continually build expertise in emerging areas of strategic focus for our Company
- Demonstrated focus on promoting equality
- Business and professional achievements
- Ability to represent the interests of all shareholders
- Knowledge of corporate governance matters
- Understanding of the advisory and proactive oversight responsibility of our Board
- Comprehension of the responsibility of a public company director and the fiduciary duties owed to shareholders
- Ability to work cooperatively with other members of the Board

	Nora Aufreiter	Kevin Brown	Elaine Chao	Anne Gates	Karen Hoguet	Rodney McMullen	Clyde Moore	Ronald Sargent	Amanda Sourry	Mark Sutton	Ashok Vemuri	Total (of 11)
Business Management	•	•	•	•	•	•	•	•	•	•	•	11
Retail	•		•	•	•		•		•			6
Consumer	•	•	•	•	•	•		•	•			8
Financial Expertise	•	•	•	•	•	•	•	•	•	•	•	11
Risk Management		•	•	•	•	•	•	•	•	•	•	10
Operations & Technology	•	•	•	•		•	•	•	•	•	•	10
ESG	•	•	•	•	•	•	•	•	•	•	•	11
Manufacturing		•		•			•			•		4

2023 Compensation Highlights

Executive Compensation Philosophy

Executive Summary



We delivered strong performance in 2023. Kroger achieved strong results in 2023 as we executed on our *Leading with Fresh and Accelerating with Digital* strategy, building on growth in 2021 and 2022. We are delivering a fresh, affordable, and seamless shopping experience for our customers, with zero compromise on quality, selection, or convenience. We are delivering on our financial commitments through our strong, resilient Value Creation Model. In 2023, we achieved financial performance results of ID sales, without fuel, of 0.9% with underlying ID sales without fuel of 2.3%[1], and adjusted FIFO operating profit, including fuel, of $5.0 billion[2].



Our executive compensation program aligns with long-term shareholder value creation. 92% of our CEO's target total direct compensation and, on average, 84% of the other NEOs' compensation is at risk and performance-based, tied to achievement of performance targets that are important to our shareholders or our long-term share price performance.



The annual performance incentive was earned below target. The annual incentive program, based on a grid of identical sales, excluding fuel, and adjusted FIFO operating profit, including fuel, paid out at 24.02% of target, in line with the goals and targets set by the Committee.



The long-term performance incentive payout reflects alignment with performance over fiscal years 2021, 2022, and 2023. Long-term performance unit equity awards granted in 2021 and tied to commitments made to our investors and other stakeholders regarding long-term sales growth, adjusted FIFO operating profit growth, free cash flow generation, our commitment to Fresh, and relative Total Shareholder Return were earned at 83.34% of target.



We prioritized investment in our people. We strive to create a culture of opportunity for more than 414,000 associates and take seriously our role as a leading employer in the United States. In 2023, we invested more than ever in our associates by continuing to raise our average hourly wage to nearly $19, or nearly $25, including industry-leading benefits.



In response to our shareholder feedback, we incorporated an ESG metric focused on diversity and inclusion into our individual performance management program, beginning in 2022. Our core values of Diversity, Equity & Inclusion are incorporated into compensation decisions made for

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[1] ID Sales without fuel would have grown 2.3% in 2023 if not for the reduction in pharmacy sales from the termination of our agreement with Express Scripts effective December 31, 2022.
[2] See pages 29-36 of our Annual Report on Form 10-K for the fiscal year ended February 3, 2024, filed with the SEC on April 2, 2024, for a reconciliation of GAAP operating profit to adjusted FIFO operating profit.

our associates who supervise a team of others, which range from store department leaders through our NEOs. These performance goals are factored into compensation decisions for these leaders, including salary increases and the amount of the annual grant of equity awards.

Summary of Key Compensation Practices

To achieve our objectives, we seek to ensure that compensation is competitive and that there is a direct link between pay and performance. To do so, we are guided by the following principles:

- Compensation must be designed to retract and retain the individuals to be an executive at Kroger;
- A significant portion of pay should be performance-based, with the percentage of total pay tied to performance increasing proportionally with an executive's level of responsibility;
- Compensation should include incentive-based pay to drive performance, providing superior pay for superior performance, including both a short- and long-term focus;
- Compensation policies should include an opportunity for, and a requirement of, significant equity ownership to align the interests of executives and shareholders;
- Components of compensation should be tied to an evaluation of business and individual performance measured against metrics that directly drive our business strategy;
- Compensation plans should provide a direct line of sight to company performance;
- Compensation programs should be aligned with market practices; and
- Compensation programs should serve to both motivate and retain talent.

Named Executive Officers (NEOs) for 2023

For the 2023 fiscal year ended February 3, 2024, the NEOs were:

Name	Title
W. Rodney McMullen	Chairman and Chief Executive Officer
Gary Millerchip	Senior Vice President and Chief Financial Officer
Stuart W. Aitken	Senior Vice President and Chief Merchant & Marketing Officer
Yael Cosset	Senior Vice President and Chief Information Officer
Timothy A. Massa	Senior Vice President and Chief People Officer



Notice of 2024 Annual Meeting of Shareholders

Fellow Kroger Shareholders:

We are pleased to invite you to join us for Kroger's 2024 Annual Meeting of Shareholders on June 27, 2024 at 11:00 a.m. eastern time. The 2024 Annual Meeting of Shareholders will once again be a completely virtual meeting conducted via webcast. We believe this is the most effective approach for enabling the highest possible attendance.

You will be able to participate in the virtual meeting online, vote your shares electronically, and submit questions during the meeting by visiting www.virtualshareholdermeeting.com/KR2024.

When:	June 27, 2024, at 11:00 a.m. eastern time.
Where:	Webcast at www.virtualshareholdermeeting.com/KR2024
Items of Business:	1. To elect 11 director nominees
	2. To approve our executive compensation, on an advisory basis.
	3. To ratify the selection of our independent auditor for fiscal year 2024.
	4. To vote on four shareholder proposals, if properly presented at the meeting.
	5. To transact other business as may properly come before the meeting.
Who can Vote:	Holders of Kroger common shares at the close of business on the record date April 30, 2024 are entitled to notice of and to vote at the meeting.
How to Vote:	**YOUR VOTE IS EXTREMELY IMPORTANT NO MATTER HOW MANY SHARES YOU OWN!** Please vote your proxy in one of the following ways:

1. *By the internet,* you can vote by the Internet by visiting www.proxyvote.com.
2. *By telephone,* you can vote by telephone by following the instructions on your proxy card, voting instruction form, or notice.
3. *By mail,* you can vote by mail by signing and dating your proxy card if you requested printed materials, or your voting instruction form, and returning it in the postage-paid envelope provided with this proxy statement.
4. *By mobile device*, by scanning the QR code on your proxy card, notice of internet availability of proxy materials, or voting instruction form.
5. *By attending and voting electronically* during the virtual Annual Meeting at www.virtualshareholdermeeting.com/KR2024.

Attending the Meeting:	Shareholders holding shares at the close of business on the record date may attend the virtual meeting. You will be able to attend the Annual Meeting, vote and submit your questions in advance of and real-time during the meeting via a live audio webcast by visiting www.virtualshareholdermeeting.com/KR2024. To participate in the meeting, you must have your sixteen-digit control number that is shown on your Notice of Internet Availability of Proxy Materials or on your proxy card if you receive the proxy materials by mail. There is no physical location for the Annual Meeting. You may only attend the Annual Meeting virtually.

     Our Board of Directors unanimously recommends that you vote "FOR ALL" of Kroger's director nominees on the proxy card, "FOR" the management proposals 2 and 3, and "AGAINST" the shareholder proposals 4 through 7.

     We appreciate your continued confidence in Kroger, and we look forward to your participation in our virtual meeting.

May 15, 2024	By Order of the Board of Directors,
Cincinnati, Ohio	Christine S. Wheatley, Secretary

Proxy Statement

May 15, 2024

We are providing this notice, proxy statement, and annual report to the shareholders of The Kroger Co. ("Kroger", "we", "us", "our") in connection with the solicitation of proxies by the Board of Directors of Kroger (the "Board") for use at the Annual Meeting of Shareholders to be held on June 27, 2024 at 11:00 a.m. eastern time, and at any adjournments thereof. The Annual Meeting will be held virtually and can be accessed online at www.virtualshareholdermeeting.com/KR2024. There is no physical location for the 2024 Annual Meeting of Shareholders.

Our principal executive offices are located at 1014 Vine Street, Cincinnati, Ohio 45202-1100. Our telephone number is 513-762-4000. This notice, proxy statement, and annual report, and the accompanying proxy card are first being sent or given to shareholders on or about May 15, 2024.


Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on June 27, 2024


The Notice of 2024 Annual Meeting, Proxy Statement and 2023 Annual Report and the means to vote by internet are available at www.proxyvote.com.


Kroger Corporate Governance Practices


Kroger is committed to strong corporate governance. We believe that strong governance builds trust and promotes the long-term interests of our shareholders. Highlights of our corporate governance practices include the following:

Board Governance Practices

- ✓ Strong Board oversight of enterprise risk.

- ✓ Strong experienced independent Lead Director with clearly defined role and responsibilities.

- ✓ Commitment to Board refreshment and diversity.

- ✓ 5 of 11 director nominees are women.

- ✓ The chairs of the Audit, Finance, and Public Responsibilities Committees are women.

- ✓ Annual evaluation of the Chairman and CEO by the independent directors, led by the independent Lead Director.

- ✓ All director nominees are independent, except for the CEO.

- ✓ All five Board Committees are fully independent.

- ✓ Annual Board and Committee self-assessments conducted by independent Lead Director or an independent third party.

- ✓ Regular executive sessions of the independent directors, at the Board and Committee level.

- ✓ High degree of Board interaction with management to ensure successful oversight and succession planning.

- ✓ Balanced tenure.

- ✓ Robust shareholder engagement program.

- ✓ Robust code of ethics.

Environmental, Social, & Governance (ESG) Practices

- ✓ Long-standing Board Committee dedicated to oversight of topics related to corporate responsibility— Public Responsibilities Committee — formed in 1977.

- Amended the Committee Charter in 2021 to more specifically reflect the Committee's focused and prioritized approach to material topics related to sustainability and social impact

✓ Annual ESG report sharing progress on our goals for Kroger's ESG strategy and Zero Hunger | Zero Waste impact plan, including Food Access & Affordability, Health and Nutrition, Climate Impact, Waste and Circularity, and Responsible Sourcing.

- The 2023 ESG report represented the 17th year of describing our progress and initiatives regarding sustainability and other matters of corporate responsibility

- Includes data-focused disclosures informed by frameworks consistent with shareholder expectations:

- SASB's Food Retailers and Distributors Standard

- GRI Global Sustainability Reporting Standards

- Task Force on Climate-related Financial Disclosures (TCFD) framework

✓ Ongoing engagement with shareholders and other stakeholders to listen and learn from diverse perspectives on a wide range of sustainability and social impact topics.

Shareholder Rights

✓ Annual director election.

✓ Simple majority standard for uncontested director elections and plurality in contested elections.

✓ No poison pill.

✓ Shareholders have the right to call a special meeting.

✓ Robust, long-standing shareholder engagement program with regular engagements, including with independent directors, to better understand shareholders' perspectives and concerns on a broad array of topics, such as corporate governance and ESG matters.

✓ Adopted proxy access for director nominees, enabling a shareholder, or group of up to 20 shareholders, holding 3% of the Company's common shares for at least three years to nominate candidates for the greater of two seats or 20% of Board nominees.

Compensation Governance

✓ Robust clawback and recoupment policy in compliance with NYSE listing rules.

✓ Pay program tied to performance and business strategy.

✓ Majority of pay is long-term and at-risk with no guaranteed bonuses or salary increases.

✓ Stock ownership guidelines align executive and director interests with those of shareholders.

✓ Prohibition on all hedging, pledging, and short sales of Kroger securities by directors and executive officers.

✓ No tax gross-up payments to executives.

Environmental, Social, & Governance (ESG) Strategy

Kroger's ESG Strategy is called *Thriving Together*. This strategy reflects the evolution of the Company's long history of operating responsibly, advancing economic opportunity and sustainability in our own operations and supply chain, and giving back meaningfully to our communities.

Our objective is to achieve positive and lasting change through a shared-value framework that benefits people and our planet and creates more resilient systems for the future. The centerpiece of Kroger's strategy is our Zero Hunger | Zero Waste social and environmental impact plan. Introduced in 2017, Zero Hunger | Zero Waste is an industry-leading platform for collective action and systems change at global, national, and local levels.

Our strategy aims to address material topics of importance to our business and key stakeholders, including our associates, customers, shareholders, and others. Key topics — informed by a structured materiality assessment and engagement with our shareholders and other stakeholders — align to three strategic pillars: People, Planet and Systems. Please see more details here in Kroger's annual ESG Report: *https://www.thekrogerco.com/wp-content/uploads/2023/09/Kroger-Co-2023-ESG-Report_Final.pdf.* The information on, or accessible through, this website is not part of, or incorporated by reference into, this proxy statement.

People – Our Aspiration: Help billions live healthier, more sustainable lifestyles

Living Our Purpose: Food Access, Health, & Nutrition

Kroger's brand promise, Fresh for Everyone, reflects our belief that everyone should have access to affordable, fresh food. We are committed to food and product safety and to improving food access, food security, and health and nutrition for all through our Zero Hunger | Zero Waste plan. Protecting our associates' and customers' health and safety and enhancing our shopping experience are also key focus areas.

- We serve millions of customers daily with low prices, special promotions and personalized offers to help stretch budgets and make cooking at home more delicious and affordable.

- We offer customers easy ways to enjoy fresh, nutritious foods and live a healthier lifestyle when shopping with Kroger in stores and online, including through health services offered by our pharmacies, The Little Clinic and our dietitians.

- Kroger has established processes to manage surplus food safely and efficiently, directing as much as possible to feed people in our communities. Since introducing Zero Hunger | Zero Waste in 2017, associates have rescued nearly 696 million pounds of surplus food to help end hunger in our communities.

- In the same period, Kroger directed a total of $1.5 billion in charitable giving for hunger relief in our communities.

- With food and funds combined, Kroger directed 3.2 billion meals to our communities since 2017. We achieved our goal to donate 3 billion meals by 2025 nearly two years ahead of schedule.

Living Our Values: Diversity & Inclusion

We offer access to employment, benefits, and more, providing good jobs with opportunities for advancement for individuals ages 15 to 95 with a wide range of experience, skills, and career aspirations. Many associates come to us for a part-time job and discover a fulfilling career. We strive to hire people who reflect the communities we serve and create a respectful and welcoming work environment where everyone can thrive.

We continue to implement Kroger's *Framework for Action*, a plan to accelerate and promote greater change in the workplace and communities we serve. As part of this plan, we:

- Disclose the company's EEO-1 report.

- Include diverse candidates in every external executive officer and Board director search.

- Build an inclusive culture through our hiring, development and advancement processes. We maintain recruiting relationships with a wide range of organizations, including diversity networks, historically Black colleges and universities, Hispanic-serving institutions, military organizations, neurodiverse groups, and others.

- Engage and support diverse-owned national and local suppliers.

- Advance inclusion at national and local levels with strategic charitable giving and community-based initiatives, including $7.6 million in grants from The Kroger Co. Foundation's Racial Equity Fund.

Planet — Our Aspiration: Protect and restore natural resources for a brighter future

Climate Impact

Kroger is committed to reducing the impact of our business on the climate and assessing the potential future risk of a changing climate to our business operations. We support the transition to a lower-carbon economy by investing in energy efficiency and renewable energy and by reducing greenhouse gas (GHG) emissions and food waste.

- Kroger's current commitment is to reduce Scope 1 and 2 GHG emissions by 30% by 2030 using a 2018 baseline. We are in the process of reviewing this GHG reduction target against the requirements of the Science Based Targets initiative.

- Reducing food waste is another way Kroger reduces climate impacts. In 2022, we continued to reduce retail food waste generated, achieving a cumulative reduction of 26.2% vs. 2017. In 2023, we introduced a new retail food waste recycling solution to accelerate progress toward our goal of achieving 95%+ food waste diversion from landfill.

Resource Conservation

As a responsible business, we conserve natural resources to help safeguard people and our planet. Our current goal is to divert 90% or more of waste from landfills company-wide and to identify alternative methods of waste management.

- We have a comprehensive set of sustainable packaging goals that include seeking to achieve 100% recyclable, reusable, or compostable packaging for *Our Brands* products by 2030. In 2022, we completed an *Our Brands* packaging footprint and baseline, which we are using to develop our roadmap to 2030.

- Kroger continues to work with TerraCycle to offer a first-of-its-kind recycling program for flexible plastic packaging across the *Our Brands* portfolio. Kroger customers can collect flexible snack and chip bags, pouches, pet food packaging, and more — items typically not eligible for curbside recycling — for easy and free mail-in recycling.

- To protect biodiversity and advance more sustainable agriculture, Kroger set a new nature-based goal to require all fresh produce suppliers to use Integrated Pest Management practices by the end of 2028 or 2030, based on the grower's size.

Systems — Our Aspiration: Build more responsible and inclusive global systems

Business Integration

Kroger is committed to strong corporate and ESG governance. Business and functional leaders are engaged in our sustainability and social impact strategy and accountable for results. Operationalizing this strategy is a journey; however, we believe our centralized structure, vertical integration and commitment to responsible sourcing enables our progress.

- We are committed to Board refreshment and diversity, with five of 11 directors being women, including the chairs of the Audit, Finance, and Public Responsibilities Committees.

- The Public Responsibilities Committee meets three times a year to discuss progress related to the Company's ESG strategy and key topics. In 2023, areas of focused engagement included Kroger's climate- and nature-related goals and approach to responsible sourcing.

- A core sustainability and social impact team leads internal cross-functional working groups focused on policy, issues management and strategy implementation for key topics, including food and product access and affordability, climate impacts, sustainable packaging, and supply chain accountability.

Responsible & Resilient Systems

Kroger is part of – and dependent on – an interconnected global food system and consumer goods supply chain. A renewed focus on these natural systems and the policies and practices governing them will help protect our planet and workers whose livelihoods depend on a resilient and responsible supply chain.

- Kroger continues to evolve our human rights due diligence framework and social compliance program to ensure suppliers uphold the Kroger Vendor Code of Conduct. In 2023, Kroger published reports from two human rights impact assessments in different sectors of our global supply chain and began onboarding suppliers to the Ethical Charter Implementation Plan to respect human rights for farmworkers in U.S. produce and floral supply chains.

- We offer a wide assortment of Fair Trade Certified products in the *Our Brands* assortment to support communities around the world.

- Our long-standing commitment to seafood sustainability includes partnerships and programs aimed at improving marine ecosystems through conservation and fishery improvement practices.

- Kroger's No-Deforestation Commitment for *Our Brands* aims to address deforestation impacts in higher-risk supply chains, including palm oil, pulp and paper, soy, and beef.

- We continue to transition our approach to animal welfare to reflect the Five Domains of Animal Welfare, an internationally respected framework that emphasizes current animal science and welfare outcome-based standards.

Proposals to Shareholders

Item No. 1 – Election of Directors

You are being asked to elect 11 director nominees for a one-year term. The Committee memberships stated below are those in effect as of the date of this proxy statement.

| FOR | The Board of Directors unanimously recommends that you vote "FOR ALL" of Kroger's director nominees. |

Name	Age*	Primary Occupation	Independent	Director Since	A	C&T	CG	F	PR	Other Public Company Boards
Nora A. Aufreiter	64	Director Emeritus of McKinsey & Company	✓	2014				●	Chair	2
Kevin M. Brown	61	Executive Vice President and Chief Supply Chain Officer of Dell Technologies	✓	2021		●			●	
Elaine L. Chao	71	Former U.S. Secretary of Transportation and U.S. Secretary of Labor	✓	2021			●		●	1
Anne Gates	64	Former President of MGA Entertainment, Inc.	✓	2015	$ Chair		●			2
Karen M. Hoguet	67	Former Chief Financial Officer of Macy's, Inc.	✓	2019	$ ●			Chair		
W. Rodney McMullen	63	Chairman of the Board and Chief Executive Officer of The Kroger Co.		2003						1
Clyde R. Moore	70	Former Chairman of First Service Networks	✓	1997		Chair	●			
Ronald L. Sargent †	68	Former Chairman and Chief Executive Officer of Staples, Inc.	✓	2006	$ ●		Chair		●	2
J. Amanda Sourry Knox (Amanda Sourry)	60	Former President of North America for Unilever	✓	2021		●		●		1
Mark S. Sutton	62	Chairman and Chief Executive Officer of International Paper	✓	2017		●		●		1
Ashok Vemuri	56	Former Chief Executive Officer and Director of Conduent Incorporated	✓	2019	$ ●			●		1

A   Audit Committee
C&T   Compensation & Talent Development Committee
CG   Corporate Governance Committee
F   Finance Committee
PR   Public Responsibilities Committee

● Member
Committee Chair
$ Financial Expert

*Age as of record date
† Lead Director

As of the date of this proxy statement, Kroger's Board of Directors consists of 11 members. Each nominee, if elected at the 2024 Annual Meeting, will serve until the annual meeting in 2025 or until his or her successor has been elected by the shareholders or by the Board pursuant to Kroger's Regulations, and qualified. Each of our director nominees identified in this proxy statement has consented to being named as a nominee in our proxy materials and has accepted the nomination and agreed to serve as a director if elected by Kroger's shareholders.

Kroger's Articles of Incorporation provide that the vote required for election of a director nominee by the shareholders, except in a contested election or when cumulative voting is in effect, is the affirmative vote of a majority of the votes cast for or against the election of a nominee.

The experience, qualifications, attributes, and skills that led the Corporate Governance Committee and the Board to conclude that the following individuals should serve as directors are set forth opposite each individual's name. The chart below shows the skills and experience that we consider important for our directors in light of our current business, strategy, and structure. In addition, all of our Director Nominees demonstrate the following qualities:

Key Attributes and Skills of All Kroger Director Nominees

- Intellectual and analytical skills
- High integrity and business ethics
- Strength of character and judgement
- Ability to devote significant time to Board duties
- Desire and ability to continually build expertise in emerging areas of strategic focus for our Company
- Demonstrated focus on promoting equality

- Business and professional achievements
- Ability to represent the interests of all shareholders
- Knowledge of corporate governance matters
- Understanding of the advisory and proactive oversight responsibility of our Board
- Comprehension of the responsibility of a public company director and the fiduciary duties owed to shareholders
- Ability to work cooperatively with other members of the Board

	Nora Aufreiter	Kevin Brown	Elaine Chao	Anne Gates	Karen Hoguet	Rodney McMullen	Clyde Moore	Ronald Sargent	Amanda Sourry	Mark Sutton	Ashok Vemuri	Total (of 11)
Business Management	•	•	•	•	•	•	•	•	•	•	•	11
Retail	•			•	•	•		•	•			6
Consumer	•	•	•	•	•	•		•	•			8
Financial Expertise	•	•	•	•	•	•	•	•	•	•	•	11
Risk Management		•	•	•	•	•	•	•	•	•	•	10
Operations & Technology	•	•	•	•		•	•	•	•	•	•	10
ESG	•	•	•	•	•	•	•	•	•	•	•	11
Manufacturing		•		•			•			•		4

Board Nominees for Directors for Terms of Office Continuing until 2024



Age
64

Director Since
2014

Committees:
Finance
Public Responsibilities[1]

Qualifications:
Business Management
Retail
Consumer
Financial Expertise
Operations & Technology
ESG

Nora A. Aufreiter

Ms. Aufreiter is Director Emeritus of McKinsey & Company, a global management consulting firm. She retired in June 2014 after more than 27 years with McKinsey, most recently as a director and senior partner. During that time, she worked extensively in the U.S., Canada, and internationally with major retailers, financial institutions, and other consumer-facing companies. Before joining McKinsey, Ms. Aufreiter spent three years in financial services working in corporate finance and investment banking. She is a member of the Board of Directors of The Bank of Nova Scotia and is chair of the Board of Directors of MYT Netherlands Parent B.V., the parent company of MyTheresa.com, an e-commerce retailer. She is also on the board of a privately held company, Cadillac Fairview, a subsidiary of Ontario Teachers Pension Plan, which is one of North America's largest owners, operators, and developers of commercial real estate. Ms. Aufreiter is chair of the board of St. Michael's Hospital and is a member of the Dean's Advisory Board for the Ivey Business School in Ontario, Canada.

Ms. Aufreiter has over 30 years of broad business experience in a variety of retail sectors. Her vast experience in leading McKinsey's North American Retail Practice, North American Branding service line and the Consumer Digital and Omnichannel service line is of particular value to the Board. In addition, during her tenure with McKinsey, the firm advised consulting clients on a variety of matters, including ESG topics and setting and achieving sustainability goals which is of value to the Board and the Public Responsibilities Committee. Ms. Aufreiter has served on our Public Responsibilities Committee for nine years, the last four as chair. In 2021, she led the Board's review of ESG accountability to clarify committee oversight of ESG topics and led the revision of the Committee's charter to reflect the Committee's increasing focus on material environmental sustainability and social impact topics. She also brings to the Board valuable insight on commercial real estate. In her current role as Chair of the Human Capital and Compensation Committee for the Bank of Nova Scotia, Ms. Aufreiter has responsibility for overseeing senior management succession and CEO evaluation and incentive compensation. In her previous role as Chair of the Corporate Governance Committee of The Bank of Nova Scotia, Ms. Aufreiter had responsibility for overseeing shareholder engagement, the composition of its Board of Directors, including diversity, the effectiveness of the diversity policy of its Board of Directors, ESG strategy and priorities, and the Bank's statement on human rights. This experience is of particular value to the Board and to her role as the Chair of the Public Responsibilities Committee.

---

[1]Denotes Chair of Committee



Age	Director Since
61	2021

Committees:
Compensation and Talent Development
Public Responsibilities

Qualifications:
Business Management
Consumer
Financial Expertise
Risk Management
Operations & Technology
ESG
Manufacturing

Kevin M. Brown

Mr. Brown is the Executive Vice President and Chief Supply Chain Officer at Dell Technologies, a leading global technology company. His previous roles at Dell include senior leadership roles in procurement, product quality, and manufacturing. Mr. Brown joined Dell in 1998 and has held roles of increasing responsibility throughout his career, including Chief Procurement Officer and Vice President, ODM Fulfillment & Supply Chain Strategy before being named Chief Supply Chain Officer in 2013. Before Dell, he spent 10 years in the shipbuilding industry, directing U.S. Department of Defense projects.

Mr. Brown currently serves on the National Committee of the Council on Foreign Relations and on the Boards of the Howard University Center for Supply Chain Excellence and the George Washington University National Advisory Council for the School of Engineering. He is also a member of the Executive Leadership Council.

Mr. Brown is a global leader with over twenty-five years of leadership experience and supply chain innovation experience. His efforts led Dell to be recognized as having one of the most efficient, sustainable, and innovative supply chains. Mr. Brown has established himself as an authority on sustainable business practices. His combined deep global supply chain and procurement expertise and track record of sustainability and resilience leadership, as well as his experience in circular economic business practices, are of value to the Board in his roles as director and member of the Public Responsibilities Committee. His deep expertise in all matters related to supply chain, supply chain resilience, and risk and crisis management are of particular value to the Board.



Age	Director Since
71	2021

Committees:
Corporate Governance
Public Responsibilities

Qualifications:
Business Management
Consumer
Financial Expertise
Risk Management
Operations & Technology
ESG

Elaine L. Chao

Ms. Chao served as the 18th U.S. Secretary of Transportation from January 2017 until January 2021. Prior thereto, she served as the 24th U.S. Secretary of Labor from January 2001 until January 2009, and was the first woman of Asian American & Pacific Islander heritage to serve in a President's cabinet in history. Previously, Ms. Chao was President and CEO of United Way of America, Director of the Peace Corps, and a banker with Citicorp and BankAmerica Capital Markets Group. She earned her M.B.A. from Harvard Business School and has served on a number of Fortune 500 boards. She currently serves on the Board of Directors of ChargePoint Holdings, Inc., which is a new economy technology company in the mobile sector focusing on sustainable and environmentally friendly transportation. In the past five years, she also served as a director of Embark Technology, Inc. and Hyliion Holdings Corp. Recognized for her extensive record of accomplishments and public service, she is also the recipient of 38 honorary doctorate degrees. In her capacity as a director on numerous public boards while out of government, she has advocated for innovation and business transformations. She has also been a director on many private and nonprofit boards, including Harvard Business School Board of Dean's Advisors and Global Advisory Board, Los Angeles Organizing Committee for the Olympic and Paralympic Games 2028, and a trustee of the Kennedy Center for the Performing Arts.

Ms. Chao brings to the Board extensive experience in the public, private, and non-profit sectors. In her two cabinet positions, she led high-profile organizations, navigating complex regulatory and public policy environments, and she provides the Board with valuable insight on strategy, logistics, transportation, and workforce issues. Under her leadership, the Department of Labor set up a record number of health and safety partnerships with labor unions. While she was Director of the Peace Corps, she launched the first Peace Corps programs in the newly independent Baltic states and the former republics of the former Soviet Union, including Ukraine. This experience leading social impact at scale is of value to the Board in her role as an independent director and member of the Public Responsibilities Committee. Ms. Chao's leadership and governance expertise gained from her government service, nonprofits, and public company boards is of value to the Board.



Age	Director Since
64	2015

Committees:
Audit[1]
Corporate Governance

Qualifications:
Business Management
Retail
Consumer
Financial Expertise
Risk Management
Operations & Technology
ESG
Manufacturing

Anne Gates

Ms. Gates was President of MGA Entertainment, Inc., a privately-held developer, manufacturer, and marketer of toy and entertainment products for children, from 2014 until her retirement in 2017. Ms. Gates held roles of increasing responsibility with The Walt Disney Company from 1992-2012. Her roles included Chief Financial Officer for Disney Consumer Products (DCP) and Managing Director, DCP, Europe, and emerging markets. She is currently a director of Tapestry, Inc., where she serves as Chair of the Governance Committee, serves on the Audit Committee, and is on the Tapestry Foundation Board. She is also a director of Raymond James Financial, Inc., where she is the Chair of the Corporate Governance ESG Committee. She is also a member of the Boards of the Salzburg Global Seminar, PBS SoCal, Save the Children, and the Packard Foundation, one of the largest global foundations focused on environmental and other key ESG issues.

Ms. Gates has over 25 years of experience in the retail and consumer products industry. She brings to Kroger financial expertise gained while serving as President of MGA and CFO of a division of The Walt Disney Company. Ms. Gates has a broad business background in finance, marketing, strategy, and business development, including international business. As the chair of the Corporate Governance and ESG Committee at Raymond James Financial, Inc., she oversees their code of ethics, Board composition, including diversity, environmental policies and programs, sustainability targets and ESG reporting which are aligned with SASB, shareholder proposals, and shareholder engagements efforts, including social justice, community relations, and charitable giving. Ms. Gates is also Chair of the Tapestry Governance Committee, which also includes oversight of ESG responsibilities. These experiences are of particular value to the Board in her role as an independent director and member of the Corporate Governance Committee. Her financial leadership and consumer products expertise is of particular value to the Board. Ms. Gates has been designated an Audit Committee financial expert and serves as Chair of the Audit Committee.

---

[1] Denotes Chair of Committee



Age 67

Director Since 2019

Committees:
Audit
Finance[1]

Qualifications:
Business Management
Retail
Consumer
Financial Expertise
Risk Management
ESG

Karen M. Hoguet

Ms. Hoguet served as the Chief Financial Officer of Macy's, Inc. from October 1997 until July 2018 when she became a strategic advisor to the Chief Executive Officer until her retirement in 2019. Previously, she served on the boards of Nielsen Holdings plc, The Chubb Corporation, and Cincinnati Bell as the chairman of the Audit Committee and a member of the Finance Committee, member of the Audit and Finance Committee, and the Audit Committee, respectively. She also serves on the board of UCHealth.

Ms. Hoguet has over 35 years of broad financial and operational leadership experience within the omnichannel retail sector. She has a proven track record of success in driving transformations, delivering strong financial performance, and forming strong relationships with investors and industry analysts. She has extensive knowledge across all areas of finance, including financial planning, investor relations, M&A, accounting, treasury and tax, as well as strategic planning, credit card services and real estate. Ms. Hoguet played a critical role in the successful turnaround of Federated Department Stores, from bankruptcy to an industry leading omnichannel retailer, which was accomplished through acquisitions, divestiture and other strategic changes including building an omnichannel model and developing a new strategic approach to real estate. Her long tenure as a senior executive of a publicly traded company with financial, audit, strategy, and risk oversight experience is of value to the Board as is her public company experience, both as a long serving executive, and as a board member. In addition, her strong business acumen, understanding of diverse cross-functional issues, and ability to identify potential risks and opportunities are also of value to the Board. Ms. Hoguet has been designated an Audit Committee financial expert and serves as Chair of the Finance Committee.



Age 63

Director Since 2003

Qualifications:
Business Management
Retail
Consumer
Financial Expertise
Risk Management
Operations & Technology
ESG

W. Rodney McMullen

Mr. McMullen was elected Chairman of the Board in January 2015 and Chief Executive Officer of Kroger in January 2014. He served as Kroger's President and Chief Operating Officer from August 2009 to December 2013. Prior to that, Mr. McMullen was elected to various roles at Kroger including Vice Chairman in 2003, Executive Vice President, Strategy, Planning, and Finance in 1999, Senior Vice President in 1997, Group Vice President and Chief Financial Officer in June 1995, and Vice President, Planning and Capital Management in 1989. He is a director of VF Corporation. In the past five years, he also served as a director of Cincinnati Financial Corporation.

Mr. McMullen has broad experience in the supermarket business, having spent his career spanning over 40 years with Kroger. He has a strong background in finance, operations, and strategic partnerships, having served in a variety of roles with Kroger, including as our CFO, COO, and Vice Chairman. His previous service as chair of Cincinnati Financial Corporation's Compensation Committee and on its Executive and Investment Committees, as well as his service on the Audit and Governance and Corporate Responsibilities Committees of VF Corporation, adds depth to his extensive retail experience.

---

[1] Denotes Chair of Committee



Age — 70

Director Since — 1997

Committees:
Compensation & Talent Development[1]
Corporate Governance

Qualifications:
Business Management
Financial Expertise
Risk Management
Operations & Technology
ESG
Manufacturing

Clyde R. Moore

Mr. Moore was Chairman and Chief Executive Officer of First Service Networks, a national provider of facility and maintenance repair services, from 2000 to 2014, and Chairman until his retirement in 2015. Previously, Mr. Moore was President and CEO of Thomas & Betts, a global manufacturer of electric connectors and components, and President and COO of FL Industries, Inc., an electrical component manufacturing company. Mr. Moore is currently President and CEO of Gliocas LLC, a management consulting firm serving small businesses and non-profits. Mr. Moore was a leader in the founding of the Industry Data Exchange Association (IDEA), which standardized product identification data for the electrical industry, allowing the industry to make the successful transition to digital commerce. Mr. Moore was Chairman of the National Electric Manufacturers Association and served on the Executive Committee of the Board of Governors. He served on the advisory board of Mayer Electrical Supply for over 20 years, including time as lead director, until the sale of the company in late 2021.

Mr. Moore has over 30 years of general management experience in public and private companies. He has extensive experience as a corporate leader overseeing all aspects of a facilities management firm and numerous manufacturing companies. Mr. Moore's expertise broadens the scope of the Board's experience to provide oversight to Kroger's facilities, digital, and manufacturing businesses, and he has a wealth of Fortune 500 experience in implementing technology transformations. Additionally, his expertise and leadership as Chair of the Compensation Committee is of particular value to the Board. Mr. Moore presided over the Compensation Committee during the company's introduction of its Framework for Action: Diversity, Equity, & Inclusion plan, and led the inclusion of talent development into the Committee's name and charter.



Age — 68

Director Since — 2006

Committees:
Audit
Corporate Governance[1]
Public Responsibilities

Qualifications:
Business Management
Retail
Consumer
Financial Expertise
Risk Management
Operations & Technology
ESG

Ronald L. Sargent

Mr. Sargent was Chairman and Chief Executive Officer of Staples, Inc., a business products retailer, where he was employed from 1989 until his retirement in 2017. Prior to joining Staples, Mr. Sargent spent 10 years with Kroger in various positions. He is a director of Five Below, Inc. and Wells Fargo & Company. Previously, he served as a director of The Home Depot, Inc. and Mattel, Inc. Currently, Mr. Sargent is a member of the board of governors of the Boys & Girls Clubs of America, the board of directors of City of Hope, and the board of trustees of Northeastern University. He is also chairman of the board of directors of the John F. Kennedy Library Foundation.

Mr. Sargent has over 35 years of retail experience, first with Kroger and then with increasing levels of responsibility and leadership at Staples, Inc. His efforts helped carve out a new market niche for the international retailer. In his role as Chair of the Wells Fargo Human Resources Committee, he oversees human capital management, including diversity, equity, and inclusion, human capital risk, and culture and ethics. In his role as a member of the Five Below Nominating and Corporate Governance Committee, he oversees social and environmental governance, including corporate citizenship. These committee experiences are of value to the Board in his role as a member of the Public Responsibilities Committee and Lead Director of the Board. His understanding of retail operations, consumer insights, and e-commerce are also of value to the Board. Mr. Sargent has been designated an Audit Committee financial expert and serves as Chair of the Corporate Governance Committee and Lead Director of the Board. Mr. Sargent's strong insights into corporate governance and his executive leadership experience serve as the basis for his leadership role as Lead Director.

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[1] Denotes Chair of Committee



Age | Director Since
60 | 2021

Committees:
Compensation & Talent
Development
Finance

Qualifications:
Business Management
Retail
Consumer
Financial Expertise
Risk Management
Operations & Technology
ESG

J. Amanda Sourry Knox (Amanda Sourry)

Ms. Sourry was President of North America for Unilever, a personal care, foods, refreshment, and home care consumer products company, from 2018 until her retirement in December 2019. She held leadership roles of increasing responsibility during her more than 30 years at Unilever, both in the U.S. and Europe, including president of global foods, executive vice president of global hair care, and executive vice president of the firm's UK and Ireland business. From 2015 to 2017, she served as President of their Global Foods Category. Ms. Sourry currently serves on the board for PVH Corp., where she chairs the Compensation Committee and serves on the Nominating, Governance & Management Development Committee. She is also a non-executive director of OFI, a provider of on-trend, natural and plant-based products, focused on delivering sustainable and innovative solutions to consumers across the world, and a member of their Remuneration and Talent Committee, the Audit and Risk Committee, and the Sustainability Committee. She is also a supervisory director of Trivium Packaging B.V., a sustainable packaging company.

Ms. Sourry has over thirty years of experience in the CPG and retail industry. As a member of PVH Corp.'s Nominating, Governance, & Management Development Committee, her experience with monitoring issues of corporate conduct and culture, and providing oversight of diversity, equity and inclusion policies and programs as it relates to management development, talent assessment, and succession planning programs and processes is of particular value to her role as a member of the Compensation & Talent Development Committee and the Board. She brings to the Board her extensive global marketing and business experience in consumer-packaged goods as well as customer development, including overseeing Unilever's digital efforts. Ms. Sourry was actively involved in Unilever's global diversity, gender balance, and sustainable living initiatives which is of value to the Board and to the Compensation & Talent Development Committee. She also has a track record of driving sustainable, profitable growth across scale operating companies and global categories across both developed and emerging markets. Ms. Sourry's history in profit and loss responsibility and oversight, people and ESG leadership, and capabilities development is of value to the Board.



Age
62

Director Since
2017

Committees:
Compensation & Talent
Development
Finance

Qualifications:
Business Management
Financial Expertise
Risk Management
Operations & Technology
ESG
Manufacturing

Mark S. Sutton

Mr. Sutton is Chairman and Chief Executive Officer of International Paper, a leading global producer of renewable fiber-based packaging, pulp, and paper products. Prior to becoming CEO in 2014, he served as President and Chief Operating Officer with responsibility for running International Paper's global business. Mr. Sutton joined International Paper in 1984 as an Electrical Engineer. He held roles of increasing responsibility throughout his career, including Mill Manager, Vice President of Corrugated Packaging Operations across Europe, the Middle East and Africa, Vice President of Corporate Strategic Planning, and Senior Vice President of several business units, including global supply chain. Mr. Sutton is a member of The Business Council, serves on the American Forest & Paper Association board of directors, and on the Business Roundtable. He also serves on the board of directors of Memphis Tomorrow.

Mr. Sutton has over 30 years of leadership experience with increasing levels of responsibility and leadership at International Paper. At International Paper, he oversees their robust ESG disclosures which are aligned with GRI, and their Vision 2030, which sets forth ambitious forest stewardship targets and plans to transition to renewable solutions and sustainable operations. He also oversees International Paper's Vision 2030 goals pertaining to diversity and inclusion. He brings to the Board the critical thinking that comes with an electrical engineering background as well as his experience leading a global company with labor unions. His strong strategic planning background, manufacturing and supply chain experience, and his ESG leadership are of value to the Board.



Age
56

Director Since
2019

Committees:
Audit
Finance

Qualifications:
Business Management
Financial Expertise
Risk Management
Operations & Technology
ESG

Ashok Vemuri

Mr. Vemuri was Chief Executive Officer and a Director of Conduent Incorporated, a global digital interactions company, from its inception as a result of the spin-off from Xerox Corporation in January 2017 to 2019. He previously served as Chief Executive Officer of Xerox Business Services, LLC and as an Executive Vice President of Xerox Corporation from July 2016 to December 2016. Prior to that, he was President, Chief Executive Officer, and a member of the Board of Directors of IGATE Corporation, a New Jersey-based global technology and services company now part of Capgemini, from 2013 to 2015. Before joining IGATE, Mr. Vemuri spent 14 years at Infosys Limited, a multinational consulting and technology services company, in a variety of leadership and business development roles and served on the board of Infosys from 2011 to 2013. Prior to joining Infosys in 1999, Mr. Vemuri worked in the investment banking industry at Deutsche Bank and Bank of America. In the past five years, he served as a director of Conduent Incorporated. Mr. Vemuri is a member of the Board of Directors of Opal Fuels and is chair of the Audit Committee.

Mr. Vemuri brings to the Board a proven track record of leading technology services companies through growth and corporate transformations. His experience as CEO of global technology companies as well as his experience with cyber security and risk oversight are of value to the Board as he brings a unique operational, financial, and client experience perspective. Additionally, Mr. Vemuri served on our Public Responsibilities Committee which gives him additional perspectives on risk oversight that he brings to the Audit Committee. Mr. Vemuri has been designated an Audit Committee financial expert.

YOUR VOTE IS EXTREMELY IMPORTANT. The Board of Directors unanimously recommends a vote "FOR ALL" of Kroger's director nominees.

Information Concerning the Board of Directors

Board Leadership Structure and Independent Lead Director

Kroger has a governance structure in which independent directors exercise meaningful and rigorous oversight. The Board's leadership structure, in particular, is designed with those principles in mind and to allow the Board to evaluate its needs and determine, from time to time, who should lead the Board. Our Corporate Governance Guidelines (the "*Guidelines")* provide the flexibility for the Board to modify our leadership structure in the future as appropriate. We believe that Kroger is well-served by this flexible leadership structure.

In order to promote thoughtful oversight, independence, and overall effectiveness, the Board's leadership includes Mr. McMullen, our Chairman and CEO, and an independent Lead Director designated by the Board among the independent directors. The Lead Director works with the Chairman to share governance responsibilities, facilitate the development of Kroger's strategy, and grow shareholder value. The Lead Director serves a variety of roles, consistent with current best practices, including:

- reviewing and approving Board meeting agendas, materials, and schedules to confirm that the appropriate topics are reviewed, with sufficient information provided to directors on each topic and appropriate time is allocated to each;
- serving as the principal liaison between the Chairman, management, and the independent directors;
- presiding at the executive sessions of independent directors and at all other meetings of the Board at which the Chairman is not present;
- calling meetings of independent directors at any time; and
- serving as the Board's representative for any consultation and direct communication, following a request, with major shareholders.

The independent Lead Director carries out these responsibilities in numerous ways, including by:

- facilitating communication and collegiality among the Board members;
- soliciting direct feedback from independent directors;
- overseeing the succession planning process, including meeting with a wide range of associates including corporate and division management associates;
- meeting with the CEO frequently to discuss strategy;
- serving as a sounding board and advisor to the CEO; and
- leading annual CEO evaluation process.

Unless otherwise determined by the independent members of the Board, the Chair of the Corporate Governance Committee is designated as the Lead Director. Ronald L. Sargent, an independent director and the Chair of the Corporate Governance Committee, was appointed as our Board's independent Lead Director in June 2018. Mr. Sargent is an effective Lead Director for Kroger due to, among other things, his:

- independence;
- deep strategic and operational understanding of Kroger obtained while serving as a Kroger director;
- insight into corporate governance;
- experience as the CEO of an international ecommerce and brick and mortar retailer;
- experience on the Boards of other large publicly traded companies; and
- engagement and commitment to carrying out the role and responsibilities of the Lead Director.

With respect to the roles of Chairman and CEO, the *Guidelines* provide that the Board will determine whether it is in the best interests of Kroger and its shareholders for the roles to be combined. The Board exercises this judgment as it deems appropriate in light of prevailing circumstances. The Board believes that this leadership structure improves the Board's ability to focus on key policy and operational issues and helps the Company operate in the long-term interest of shareholders. Additionally, this structure provides an effective balance between strong Company leadership and appropriate safeguards and oversight by independent directors. Our CEO's strong background in finance, operations, and strategic collaborations is particularly important to the Board given Kroger's current growth strategy. Our CEO's consistent leadership, deep industry expertise, and extensive knowledge of the Company are also especially critical in the midst of the rapidly evolving retail and digital landscape. The Board believes that the structure of the Chairman and independent Lead Director position should continue to be considered as part of the succession planning process.

Annual Board Evaluation Process

The Board and each of its Committees conduct an annual evaluation to determine whether the Board is functioning effectively both at the Board and at the Committee levels. As part of this annual evaluation, the Board assesses whether the current leadership structure and function continues to be appropriate for Kroger and its shareholders, including in consideration of director succession planning.

Every year, the Board's goal is to increase the effectiveness of the Board and the results of these evaluations are used for this purpose. The Board recognizes that a robust evaluation process is an essential component of strong corporate governance practices and ensuring Board effectiveness. The Corporate Governance Committee oversees an annual evaluation process led by either the Lead Independent Director or an independent third party.

Each director completes a detailed annual evaluation of the Board and the Committees on which he or she serves and the Lead Director or an independent third-party conducts interviews with each of the directors. This year, the annual evaluation was conducted by the Lead Director.

Topics covered include, among others:
- The effectiveness of the Board and Board Committees and the active participation of all directors
- The Board and Committees' skills and experience and whether additional skills or experience are needed
- The effectiveness of Board and Committee meetings, including the frequency of the meetings
- Board interaction with management, including the level of access to management, and the responsiveness of management
- The effectiveness of the Board's evaluation of management performance
- Additional subject matters the Board would like to see presented at their meetings or Committee meetings
- Board's governance procedures
- The culture of the Board to promote participation in a meaningful and constructive way

The results of this Board evaluation are discussed by the full Board and each Committee, as applicable, and changes to the Board's and its Committees' practices are implemented as appropriate.

Over the past several years, this evaluation process has contributed to various enhancements in the way the Board and the Committees operate, including increased focus on continuous Board refreshment and diversity of its members as well as ensuring that Board and Committee agendas are appropriately focused on strategic priorities and provide adequate time for director discussion and input.

Board Succession Planning and Refreshment Mechanisms

Board succession planning is an ongoing, year-round process. The Corporate Governance Committee recognizes the importance of thoughtful Board refreshment and engages in a continuing process of identifying attributes sought for future Board members. The Corporate Governance Committee takes into account the Board and Committee evaluations regarding the specific qualities, skills, and experiences that would contribute to overall Board and Committee effectiveness, as well as the future needs of the Board and its Committees in light of Kroger's current and long-term business strategies, and the skills and qualifications of directors who are expected to retire in the future including as a result of our Board retirement policy, under which directors retire at the annual meeting following their 72nd birthday.

Outside Board Service

No director who is an officer of the Company may serve as a director of another company without the approval of the Corporate Governance Committee. Directors who are not officers of the Company may not serve as a director of another company if in so doing such service would interfere with the director's ability to properly perform his or her responsibilities on behalf of the Company and its shareholders, as determined by the Corporate Governance Committee. Currently, our CEO serves on one other public company board. None of our current directors serve on more than three total public company Boards, including Kroger's Board.

Board Diversity

Our director nominees reflect a wide array of experience, skills, and backgrounds. Each director is individually qualified to make unique and substantial contributions to Kroger. Collectively, our directors' diverse viewpoints and independent-mindedness enhance the quality and effectiveness of Board deliberations and decision-making. Our Board is a dynamic group of new and experienced members, which reflects an appropriate balance of institutional knowledge and fresh perspectives about Kroger due to the varied length of tenure on the Board. We believe this blend of qualifications, attributes, and tenure enables highly effective Board leadership.

The Corporate Governance Committee considers racial, ethnic, and gender diversity to be important elements in promoting full, open, and balanced deliberations of issues presented to the Board. When evaluating potential nominees to our Board, the Corporate Governance Committee considers director candidates who would help the Board reflect the diversity of our shareholders, associates, customers, and the communities in which we operate, including by considering their geographic locations to align directors' physical locations with Kroger's operating areas where possible. In connection with the use of a third-party search firm to identify candidates for Board positions, the Corporate Governance Committee instructs the third-party search firm to include in its initial list qualified female and racially/ethnically diverse candidates. Four of our 11 director nominees self-identify as racially/ethnically diverse: Mr. Brown and Ms. Gates self-identify as Black/African American and Ms. Chao and Mr. Vemuri self-identify as Asian. Five of our 11 directors are women.

The Corporate Governance Committee believes that it has been successful in its efforts to promote gender and ethnic diversity on our Board. Further, the Board aims to foster a diverse and inclusive culture throughout the Company and believes that the Board nominees are well suited to do so. The Corporate Governance Committee and Board believe that our director nominees for election at our 2024 Annual Meeting bring to our Board a variety of different experiences, skills, and qualifications that contribute to a well-functioning diverse Board that effectively oversees the Company's strategy and management. The charts below show the diversity of our director nominees:





Gender Diversity
45%
Women

Ethnic Diversity
36% of
Board is
ethnically
diverse

Tenure of Director Nominees
3
3 directors
<5 years
5 director
5-10 years
3 directors
10+ years
5
3
Average Tenure is 10.1 years

Director Onboarding and Engagement

All directors are expected to invest the time and energy required to gain an in-depth understanding of our business and operations in order to enhance their strategic value to our Board. We develop tailored onboarding plans for each new director. We arrange meetings for each new director with appropriate officers and associates in order to familiarize him or her with the Company's strategic plans, financial statements, and key policies and practices. We also provide training on fiduciary obligations of board members and corporate governance topics, as well as committee-specific onboarding. From time to time, the Company will provide Board members with presentations from experts within and outside of the Company on topics relevant to the Board's responsibilities. Any member of the Board may attend accredited third-party training and the expenses will be paid by the Company. Board meetings are periodically held at a location away from our home office in a geography in which we operate. In connection with these Board meetings, our directors learn more about the local business environment through meetings with our regional business leaders and visits to our stores, competitors' stores, manufacturing facilities, distribution facilities, and/or customer fulfillment centers.

Committees of the Board of Directors

To assist the Board in undertaking its responsibilities, and to allow deeper engagement in certain areas of company oversight, the Board has established five standing Committees: Audit, Compensation and Talent Development ("Compensation"), Corporate Governance, Finance, and Public Responsibilities. All Committees are composed exclusively of independent directors, as determined under the NYSE listing standards. Each Committee has the responsibilities set forth in its respective charter, each of which has been approved by the Board. The current charter of each Board Committee is available on our website at ir.kroger.com under Investors — Governance — Corporate Governance Guidelines.

The current membership, 2023 meetings, and responsibilities of each Committee are summarized below:

Name of Committee, Number of Meetings, and Current Members	Primary Committee Responsibilities
Audit Committee **Meetings in 2023: 5** **Members:** Anne Gates, *Chair* Karen M. Hoguet Ronald L. Sargent Ashok Vemuri	• Oversees the Company's financial reporting and accounting matters, including review of the Company's financial statements and the audit thereof, the Company's financial reporting and accounting process, and the Company's systems of internal control over financial reporting • Selects, evaluates, and oversees the compensation and work of the independent registered public accounting firm and reviews its performance, qualifications, and independence • Oversees and evaluates the Company's internal audit function, including review of its audit plan, policies and procedures, and significant findings • Oversees enterprise risk assessment and risk management, including review of cybersecurity risks and regular reports received from management and independent third parties • Reviews significant legal and regulatory matters • Reviews and monitors the Company's operational and third-party compliance programs and updates thereto • Reviews Ethics Hotline reports and discusses material matters • Reviews and approves related party transactions • Conducts executive sessions with independent registered public accounting firm and Vice President, Internal Audit at each meeting • Conducts executive sessions with the Senior Vice President, General Counsel, and Secretary, Vice President and Chief Ethics & Compliance Officer, and Senior Vice President and Chief Financial Officer individually at least once per year

Name of Committee, Number of Meetings, and Current Members	Primary Committee Responsibilities
Compensation Committee **Meetings in 2023: 4** **Members:** Clyde R. Moore, Chair Kevin M. Brown Amanda Sourry Mark S. Sutton	• Recommends for approval by the independent directors the compensation of the CEO and approves the compensation of senior officers • Administers the Company's executive compensation policies and programs, including determining grants of equity awards under the plans • Reviews annual incentive plans and long-term incentive plan metrics and plan design • Reviews emerging legislation and governance issues and retail compensation trends • Reviews the Company's executive compensation peer group • Reviews CEO pay analysis • Reviews Human Capital Management, including Diversity, Equity, & Inclusion • Has sole authority to retain and direct the Committee's compensation consultant • Assists the full Board with senior management succession planning • Conducts executive sessions with the Senior Vice President and Chief People Officer and independent compensation consultant
Corporate Governance Committee **Meetings in 2023: 2** **Members:** Ronald L. Sargent, *Chair* Elaine L. Chao Anne Gates Clyde R. Moore	• Oversees the Company's corporate governance policies and procedures • Develops criteria for selecting and retaining directors, including identifying and recommending qualified candidates to be director nominees • Designates membership and Chairs of Board Committees • Oversees and administers Board evaluation process • Reviews the Board's performance • Establishes and reviews the practices and procedures by which the Board performs its functions • Reviews director independence, financial literacy, and designation of financial expertise • Administers director nomination process • Interviews and nominates candidates for director election • Reviews compliance with share ownership guidelines • Reviews and participates in shareholder engagement • Reviews and establishes independent director compensation • Oversees the annual CEO evaluation process conducted by the full Board

Name of Committee, Number of Meetings, and Current Members	Primary Committee Responsibilities
Finance Committee **Meetings in 2023: 4** **Members:** Karen M. Hoguet, *Chair* Nora A. Aufreiter Amanda Sourry Mark Sutton Ashok Vemuri	• Oversees the Company's financial affairs and management of the Company's financial resources • Reviews the Company's annual and long-term financial plans, capital spending plans, capital allocation strategy, and use of cash • Approves and recommends for approval to the Board certain capital expenditures • Reviews the Company's dividend policy and share buybacks • Reviews strategic transactions, capital structure, including potential issuance of debt or equity securities, credit agreements, and other financing transactions • Monitors the investment management of assets held in pension and profit-sharing plans administered by the Company • Oversees the Company's policies and procedures on hedging, swaps, risk management, and other derivative transactions • Oversees the Company's engagement and relationships with, and standing in, the financial community

Public Responsibilities Committee
 	
Meetings in 2023: 3
 	
Members:
Nora A. Aufreiter, *Chair*
Kevin M. Brown
Elaine L. Chao
Ronald L. Sargent
	• Reviews the practices of the Company affecting its responsibility as a corporate citizen
	• Examines and reviews the Company's practices related to environmental sustainability, and social impact, including but not limited to
	  ✓ climate impacts
	  ✓ packaging
	  ✓ food and operational waste
	  ✓ food access
	  ✓ responsible sourcing
	  ✓ supplier diversity
	  ✓ people safety, food safety, and pharmacy safety
	• Examines and reviews the Company's Sustainability and Social Impact strategy
	• Reviews the Company's community engagement and philanthropy
	• Reviews the Company's advocacy and public policy
	• Reviews the Company's communications and Corporate Brand stewardship
	• Assesses the Company's effort in evaluating and responding to changing public expectations and public issues that affect the business

Shareholder Engagement

Maintaining ongoing relationships with our shareholders, and understanding our shareholders' views, is a priority for both our Board and management team. We have a longstanding history of engaging with our shareholders through our investor relations program and our year-round governance outreach program, including participation for our independent directors. In 2023, under the direction of the Board, we requested engagement meetings with 39 shareholders representing 59% of our outstanding shares and subsequently met with 16 shareholders representing 39% of our outstanding shares (many of those shareholders we met with more than once). Some investors we contacted either did not respond or confirmed that a discussion was not needed at that time.

ENGAGEMENT		COMMUNICATION		FEEDBACK
Executive management, Investor Relations, Corporate Affairs, and the General Counsel engage on a regular basis with shareholders to solicit feedback on a variety of corporate governance matters, including, but not limited to, executive compensation, corporate governance policies and ESG practices. We proactively manage relationships to foster open dialogue with, and capture feedback from, more than 70 organizations on over 40 ESG topics.		Kroger has a robust investor relations program, routinely interacting and communicating with shareholders through a number of other forums, including quarterly earnings presentations, SEC filings, and the Annual Report and Proxy Statement, the annual shareholder meeting, investor meetings and conferences and web communications. We also publish our Sustainability Report sharing our ESG strategy, and progress and achievements.		We share our shareholder feedback and trends and developments about corporate governance matters with our Board and its Committees as we seek to enhance our governance and ESG practices and improve our disclosures.

We conduct shareholder outreach throughout the year to engage with shareholders on issues that are important to them and us. During these engagements we discussed and solicited feedback on a range of topics, which informed Board discussions and decisions, including but not limited to:

Business Strategy

- Kroger's growth strategy, priorities, and value drivers
- Our strong value creation model and recent performance

ESG Practices & Disclosures

- Discussions with investors and NGOs help inform our ESG strategy, *Thriving Together*, our topic management approach, and long-term sustainability and social impact goals
- Board oversight of ESG strategy and updated Committee responsibilities
- Annual ESG reporting and disclosures, including our alignment with the TCFD, SASB, and GRI reporting frameworks
- The centerpiece of our strategy is Zero Hunger | Zero Waste, an industry-leading platform for collective action and systems change to end hunger in our communities and eliminate waste across our Company

Human Capital Management

- Our Framework for Action includes steps we are taking to ensure our workforce reflects the communities we serve
- Our focus on our associates' well-being, including increasing our average hourly associate wage, comprehensive benefits, and opportunities for internal progression and leadership development training
- Workforce diversity reporting, including EEO-1 demographic disclosure and annual pay studies
- Board oversight of the Company's approach to respecting human rights for workers in our supply chain

Compensation Structure

- Overview of compensation program design and alignment of pay and performance

- Consideration of short- and long-term metrics, including financial and non-financial metrics, such as ESG metrics

- The balance of equity and cash compensation, as well as fixed versus at risk compensation

Board and Board Oversight

- Our Board's approach to board refreshment considering diversity, balance of tenure, and alignment of board skills and experience with Kroger's current and long-term business strategies

- Board and Committee responsibilities for oversight of ESG priorities, and approach to risk management

- Kroger's latest formal ESG materiality assessment, conducted in alignment with principles of double materiality, and discussions with environmentally and socially conscious investors and NGOs helped inform our ESG strategy and long-term goals. Overall shareholders expressed appreciation for the opportunity to have an ongoing discussion and were complimentary of Kroger's ESG practices. Specifically, shareholders recognized the actions we took to formalize our ESG strategy, *Thriving Together,* and how our Board oversees this strategy, including our goals and initiatives. These conversations provided valuable insights into our shareholders' evolving perspectives, which were shared with our full Board.

Board's Response to Shareholder Proposals

Accountability to our shareholders continues to be an important component of our success. We actively engage with our shareholder proponents. Every year, following our Annual Shareholders' Meeting, our Corporate Governance Committee considers the voting outcomes for shareholder proposals. In addition, our Corporate Governance Committee and other Committees, as appropriate, consider proposed courses of action in light of the voting outcomes for shareholder proposals under their oversight, as well as feedback provided directly from our shareholders.

In response to last year's shareholder proposals voting outcomes, we have published our Statement on Pay Equity which can be found *at https://www.thekrogerco.com/wp-content/uploads/2024/03/Kroger-Statement-on-Pay-Equity.pdf.* The information on, or accessible through this website is not part of, or incorporated by reference, into this proxy statement.

Director Nominee Selection Process

The Corporate Governance Committee is responsible for recommending to the Board a slate of nominees for election at each annual meeting of shareholders. The Corporate Governance Committee recruits candidates for Board membership through its own efforts and through recommendations from other directors and shareholders. In addition, the Corporate Governance Committee retains an independent, third-party search firm to assist in identifying and recruiting director candidates who meet the criteria established by the Corporate Governance Committee.

These criteria are:

- demonstrated ability in fields considered to be of value to the Board, including business management, retail, consumer, operations, technology, financial, sustainability, manufacturing, public service, education, science, law, and government;

- experience in high growth companies and nominees whose business experience can help the Company innovate and derive new value from existing assets;

- highest standards of personal character and conduct;

- willingness to fulfil the obligations of directors and to make the contribution of which he or she is capable, including regular attendance and participation at Board and Committee meetings, and preparation for all meetings, including review of all meeting materials provided in advance of the meeting; and

- ability to understand the perspectives of Kroger's customers, taking into consideration the diversity of our customers, including regional and geographic differences.

The Corporate Governance Committee also considers diversity, as discussed in detail under "Board Diversity" above, and the specific experience and abilities of director candidates in light of our current business, strategy, and structure, and the current or expected needs of the Board in its identification and recruitment of director candidates.

The criteria for Board membership applied by the Corporate Governance Committee in its evaluation of potential Board members does not vary based on whether a candidate is recommended by our directors, a third-party search firm, or shareholders.

Identifying Director Candidates	Review of Candidate Pool	In-Depth Candidate Review	Recommend Director Nominee Slate
Potential candidates for director may be identified by our directors, third-party search firm or shareholders.	The Governance Committee reviews candidates to determine whether candidates warrant further consideration.	Candidates will meet with Governance Committee members and be evaluated for independence and potential conflicts, skills and experience and diversity.	The Governance Committee recommends candidates for appointment or election to the Board.

Candidates Nominated by Shareholders

The Corporate Governance Committee will consider shareholder recommendations for director nominees for election to the Board. If shareholders wish to nominate a person or persons for election to the Board at our 2025 annual meeting, written notice must be submitted to Kroger's Secretary, and received at our executive offices, in accordance with Kroger's Regulations, not later than March 31, 2025. Such notice should include the name, age, business address, and residence address of such person, the principal occupation or employment of such person, the number of Kroger common shares owned of record or beneficially by such person and any other information relating to the person that would be required to be included in a proxy statement relating to the election of directors. The Secretary will forward the information to the Corporate Governance Committee for its consideration. The Corporate Governance Committee will use the same criteria in evaluating candidates submitted by shareholders as it uses in evaluating candidates identified by the Corporate Governance Committee, as described above. See "Director Nominee Selection Process."

Additionally, to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than our nominees must provide notice to Kroger's Secretary that sets forth the information required by Rule 14a-19 of the Exchange Act no later than April 28, 2025, and must comply with the additional requirements of Rule 14a-19(b).

Eligible shareholders have the ability to submit director nominees for inclusion in our proxy statement for the 2025 annual meeting of shareholders. To be eligible, shareholders must have owned at least 3% of our common shares for at least three years. Up to 20 shareholders are able to aggregate for this purpose. Nominations must be submitted to our Corporate Secretary at our principal executive offices no earlier than December 16, 2024 and no later than January 15, 2025.

Corporate Governance Guidelines

The Board has adopted the *Guidelines,* which provide a framework for the Board's governance and oversight of the Company. The *Guidelines* are available on our website at ir.kroger.com under Investors — Governance — Corporate Governance Guidelines. Shareholders may also obtain a copy of the *Guidelines,* at no cost, by making a written request to Kroger's Secretary at our executive offices. Certain key principles addressed in the *Guidelines* are summarized below.

Independence

The Board has determined that all of the current independent directors and nominees have no material relationships with Kroger and satisfy the criteria for independence set forth in Rule 303A.02 of the NYSE Listed Company Manual. Therefore, all independent directors and nominees are independent for purposes of the NYSE listing standards. The Board made its determination based on information furnished to the Company by each of the directors regarding their relationships with Kroger and its management, and other relevant information. The Board considered, among other things, that

- the value of any business transactions between Kroger and entities with which the directors are affiliated falls below the thresholds identified by the NYSE listing standards, and
- no directors had any material relationships with Kroger other than serving on our Board.

The Board also considered that Kroger purchases from International Paper Company, where Mark Sutton is Chairman and Chief Executive Officer and from Dell Technologies Inc. where Kevin Brown is an officer. The Board determined that these transactions do no impair independence as they are in the ordinary course of business on the same terms offered to similar purchases and do not exceed applicable independence thresholds.

Audit Committee Independence and Expertise

The Board has determined that Anne Gates, Karen M. Hoguet, Ronald L. Sargent, and Ashok Vemuri, independent directors, each of whom is a member of the Audit Committee, are "Audit Committee financial experts" as defined by applicable Securities and Exchange Commission ("SEC") regulations and that all members of the Audit Committee are "financially literate" as that term is used in the NYSE listing standards and are independent in accordance with Rule 10A-3 of the Securities Exchange Act of 1934.

Code of Ethics

The Board has adopted *The Kroger Co. Policy on Business Ethics*, applicable to all officers, associates, and directors, including Kroger's principal executive, financial, and accounting officers. The *Policy on Business Ethics* is available on our website at ir.kroger.com under Investors — Governance — Policy on Business Ethics. Shareholders may also obtain a copy of the *Policy on Business Ethics* by making a written request to Kroger's Secretary at our executive offices.

Communications with the Board

The Board has established two separate mechanisms for shareholders and interested parties to communicate with the Board. Any shareholder or interested party who has concerns regarding accounting, improper use of Kroger assets, or ethical improprieties may report these concerns via the toll-free hotline (800-689-4609) or website (ethicspoint.com) established by the Board's Audit Committee. The concerns are investigated by Kroger's Vice President, Chief Ethics and Compliance Officer, and the Vice President of Internal Audit and reported to the Audit Committee as deemed appropriate.

Shareholders or interested parties also may communicate with the Board in writing directed to Kroger's Secretary at our executive offices. Communications relating to personnel issues, ordinary business operations, or companies seeking to do business with us, will be forwarded to the business unit of Kroger that the Secretary deems appropriate. Other communications will be forwarded to the Chair of the Corporate Governance Committee for further consideration. The Chair of the Corporate Governance Committee will take such action as he or she deems appropriate, which may include referral to the full Corporate Governance Committee or the entire Board.

Executive Officer Succession Planning

The *Guidelines* provide that the Compensation Committee will review Company policies and programs for talent development and evaluation of executive officers, and will review management succession planning. In connection with the use of a third-party search firm to identify external candidates for executive officer positions, including the chief executive officer, the Board and/or the Company, as the case may be, will instruct the third-party search firm to include in its initial list qualified female and racially/ethnically diverse candidates.

Attendance

The Board held 13 meetings in fiscal year 2023. During fiscal 2023, all incumbent directors attended at least 75% of the aggregate number of meetings of the Board and Committees on which that director served. Members of the Board are expected to use their best efforts to attend all annual meetings of shareholders. All Board members attended last year's virtual annual meeting.

Independent Compensation Consultants

The Compensation Committee directly engages a compensation consultant to advise the Compensation Committee in the design of Kroger's executive compensation. The Committee retained Korn Ferry Hay (US) ("Korn Ferry") beginning in December 2017. Retained by – and reporting directly to – the Compensation Committee, Korn Ferry provided the Committee with assistance in evaluating Kroger's executive compensation programs and policies.

In fiscal 2023, Kroger paid Korn Ferry $399,000 for work performed for the Compensation Committee. Kroger, on management's recommendation, retained Korn Ferry to provide other services for Kroger in fiscal 2023 for which Kroger paid $962,453. These other services primarily related to the proposed merger with Albertsons, salary surveys, coaching services, and Kroger Health review. The Compensation Committee expressly approved Korn Ferry performing these additional services. After taking into consideration the NYSE's independence standards and the SEC rules, the Compensation Committee determined that Korn Ferry was independent, and their work has not raised any conflict of interest.

The Compensation Committee may engage an additional compensation consultant from time to time as it deems advisable.

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee was an officer or associate of Kroger during fiscal 2023, and no member of the Compensation Committee is a former officer of Kroger or was a party to any related person transaction involving Kroger required to be disclosed under Item 404 of Regulation S-K. During fiscal 2023, none of our executive officers served on the board of directors or on the compensation committee of any other entity that has or had executive officers serving as a member of Kroger's Board of Directors or Compensation Committee of the Board.

The Board's Role in Risk Oversight

While risk management is primarily the responsibility of Kroger's management team, the Board is responsible for strategic planning and overall supervision of our risk management activities. The Board's oversight of the material risks faced by Kroger occurs at both the full Board level and at the Committee level, each of which may engage advisors and experts from time to time to provide advice and counsel on risk-related matters.

We believe that our approach to risk oversight optimizes our ability to assess inter-relationships among the various risks, make informed cost-benefit decisions, and approach emerging risks in a proactive manner for Kroger. We also believe that our risk oversight structure complements our current Board leadership structure, as it allows our independent directors, through the five fully independent Board Committees, and in executive sessions of independent directors led by the Lead Director, to exercise effective oversight of the actions of management's identification of risk and implementation of effective risk management policies and controls.

The Board receives presentations throughout the year from various department and business unit leaders that include discussion of significant risks, including newly identified and evolving high priority risks. When new risks are identified, management conducts, and either the full Board or the appropriate Board committee reviews and discusses, an enterprise risk assessment related to such new risks which may include human capital, supply chain, associate and customer health and safety, legal, regulatory, and other risks. Management and the Board then discuss the relative severity of each category of risk as well as mitigating actions and considerations relating to disclosures of material risks.

At each Board meeting, the CEO addresses matters of particular importance or concern, including any significant areas of risk, such as newly identified risks, that require Board attention. Additionally, through dedicated sessions focusing entirely on corporate strategy, the full Board reviews in detail Kroger's short- and long-term strategies, including consideration of significant risks facing Kroger – either immediately or longer term – and their potential impact. The independent directors, in executive sessions led by the Lead Director, address matters of particular concern, including significant areas of risk, that warrant further discussion or consideration outside the presence of Kroger employees. At the committee level, reports are given by management subject matter experts to each Committee on risks within the scope of their charters. Each Committee reports to the full Board at each meeting, including any areas of risk discussed by the Committee.

The Audit Committee has oversight responsibility not only for financial reporting of Kroger's major financial exposures and the steps management has taken to monitor and control those exposures, but also for the effectiveness of management's processes that monitor and manage key business risks facing Kroger, as well as the major areas of risk exposure, and management's efforts to monitor and control the major areas of risk exposure. The Audit Committee incorporates its risk oversight function into its regular reports to the Board and also discusses with management its policies with respect to risk assessment and risk management.

Cybersecurity Governance

Our Vice President, Chief Ethics and Compliance Officer provides regular updates to the Audit Committee on our compliance risks and actions taken to mitigate that risk. In addition, the Audit Committee is charged with oversight of data privacy and cybersecurity risks. Protection of our customers' data is a fundamental priority for our Board and management team. Kroger's CIO and CISO provide a quarterly update at each Committee meeting on cybersecurity risks and related mitigating actions to the Audit Committee, meet with the full Board at least annually, and inform the Committee immediately if a cybersecurity incident is deemed material. They report to the Audit Committee and the Board on compliance and regulatory issues, provide updates concerning continuously-evolving threats and mitigating actions, and present a NIST Cybersecurity Framework Scorecard. Additionally, the CIO and CISO discuss and present strategies to address geopolitical threats that may impact operations as well as technological changes, such as AI and quantum computing. In overseeing cybersecurity risks, the Audit Committee focuses on aggregated, thematic issues with a risk-based approach. Oversight of cybersecurity risk incorporates strategy metrics, third party assessments, and internal audit and controls. An independent third party also regularly reports to the Audit Committee and the full Board on cybersecurity, and outside counsel advises the Board on best practices for cybersecurity oversight by the Board, and the evolution of that oversight over time. Management also reports on strategic key risk indicators, ongoing initiatives, and significant incidents and their impact. We experience cybersecurity threats and incidents from time to time. We are not aware of any material risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, and we have not experienced a cybersecurity threat or incident that has materially affected Kroger in at least the last three years. There can be no assurance that cybersecurity threats will not have a material effect on us in the future.

For more information please see Item 1C. Cybersecurity in the Company's Form 10-K for the year ended February 3, 2024, filed with the SEC on April 2, 2024.

Board Oversight of ESG Topics

We are aligned with the desire of our customers, associates, and shareholders to engage in our communities and reduce our impacts on the environment while continuing to create positive economic value over the long-term. Given the breadth of topics and their importance to us, all of our Board Committees have direct oversight of environmental, social, and governance topics. Key ESG topics our Board Committees oversee are as follows:

Audit	• Legal & Regulatory • Ethics • Operational and Third-Party Compliance • Data Privacy & Cyber Security • Financial Integrity
Compensation & Talent Development	• Human Capital Management • Talent Development • Executive Compensation • Diversity, Equity & Inclusion
Corporate Governance	• Board recruitment/diversity • Board succession • Shareholder engagement program • Shareholder advisory votes & shareholder proposals • Independent director compensation
Finance	• Capital spending to ensure consistency with strategy and goals

Public Responsibilities	- Environmental Sustainability ✓ Climate Impacts ✓ Resource Conservation ✓ Food Waste (*Zero Waste*) - Social Impact ✓ Food Access and Affordability (*Zero Hunger*) ✓ Health & Nutrition ✓ Philanthropy ✓ Responsible Supply Chain & Sourcing ➢ Human Rights ➢ Animal Welfare - Safety ✓ Food ✓ People ✓ Pharmacy - Advocacy & Public Policy ✓ Government Relations ✓ Political action (KroPAC) - Communications & Brand Stewardship ✓ Associate & External Communications - Stakeholder Relations

Kroger's commitment to corporate responsibility is not new. Our Public Responsibilities Committee was established in 1977. For the past 17 years, our Company has prepared and produced an annual report describing our progress and initiatives regarding sustainability and other key topics. For the most recent information, please visit https://www.thekrogerco.com/esgreport/. The information on, or accessible through, this website is not part of, or incorporated by reference into, this proxy statement.

In addition, our full Board oversees issues related to diversity and inclusion within the workplace. Diversity and inclusion have been deeply rooted in Kroger's values for decades. Our Human Resources & Labor Relations function – with human resources professionals in place across our lines of business and retail divisions – leads our *Framework for Action* and fosters an associate experience that reflects our values, measures progress toward goals, and identifies potential opportunities for improvement.

Director Compensation

2023 Director Compensation

The following table describes the fiscal year 2023 compensation for independent directors. Mr. McMullen does not receive compensation for his Board service.

Name	Fees Earned or Paid in Cash	Stock Awards[1]	Change in Pension Value and Nonqualified Deferred Compensation[2]	Total
Nora A. Aufreiter	$122,839	$198,528	$0	$321,367
Kevin M. Brown	$112,626	$198,528	$0	$311,154
Elaine L. Chao	$104,627	$198,528	$0	$303,155
Anne Gates	$140,215	$198,528	$0	$338,743
Karen M. Hoguet	$133,007	$198,528	$0	$331,535
Clyde R. Moore	$124,964	$198,528	—	$323,492
Ronald L. Sargent	$172,610	$198,528	$5,762	$376,900
Amanda Sourry	$104,627	$198,528	$0	$303,155
Mark S. Sutton	$104,627	$198,528	$0	$303,155
Ashok Vemuri	$114,794	$198,528	$0	$313,322

(1) Amounts reported in the Stock Awards column represent the aggregate grant date fair value of the annual incentive share award, computed in accordance with FASB ASC Topic 718. On July 13, 2023, each independent director then serving received 4,224 incentive shares with a grant date fair value of $198,528.

(2) The amount reported for Mr. Sargent represents preferential earnings on nonqualified deferred compensation. For a complete explanation of preferential earnings, please refer to footnote 4 to the Summary Compensation Table. Mr. Moore's pension value decreased by $17,179 which represents the change in actuarial present value of his accumulated benefit under the pension plan for independent directors. This change in value of accumulated pension benefits is not included in the Director Compensation Table because the value decreased. Pension values may fluctuate significantly from year to year depending on a number of factors, including age, average annual earnings, and the assumptions used to determine the present value, such as the discount rate. The decrease in the actuarial present value of his accumulated pension benefit for 2023 is primarily due to the increase in the discount rate as well as the change in value due to aging, partially offset by the mortality assumption change.

Annual Compensation

Each independent director receives an annual cash retainer of $105,000. The Lead Director receives an additional annual retainer of $40,000 per year; the members of the Audit Committee each receive an additional annual retainer of $10,000; the Chair of the Audit Committee receives an additional annual retainer of $25,000; and the Chair of each of the other Committees receives an additional annual retainer of $20,000. Each independent director also receives an annual grant of incentive shares (Kroger common shares) with a value of approximately $200,000.

The Board has determined that compensation of independent directors must be competitive on an ongoing basis to attract and retain directors who meet the qualifications for service on the Board. Independent director compensation was adjusted in 2023 and will be reviewed from time to time as the Corporate Governance Committee deems appropriate.

Pension Plan

Independent directors first elected prior to July 17, 1997 receive an unfunded retirement benefit equal to the average cash compensation for the five calendar years preceding retirement. Only Mr. Moore is eligible for this benefit. Benefits begin at the later of actual retirement or age 65.

Nonqualified Deferred Compensation

We also maintain a deferred compensation plan for independent directors. Participants may defer up to 100% of their cash compensation and/or the receipt of all (and not less than all) of the annual award of incentive shares.

Cash Deferrals

Cash deferrals are credited to a participant's deferred compensation account. Participants may elect from either or both of the following two alternative methods of determining benefits:

- interest accrues until paid out at the rate of interest determined prior to the beginning of the deferral year to represent Kroger's cost of ten-year debt; and/or

- amounts are credited in "phantom" stock accounts and the amounts in those accounts fluctuate with the price of Kroger common shares.

In both cases, deferred amounts are paid out only in cash, based on deferral options selected by the participant at the time the deferral elections are made. Participants can elect to have distributions made in a lump sum or in quarterly installments, and may make comparable elections for designated beneficiaries who receive benefits in the event that deferred compensation is not completely paid out upon the death of the participant.

Incentive Share Deferrals

Participants may also defer the receipt of all (and not less than all) of the annual award of incentive shares. Distributions will be made by delivery of Kroger common shares within 30 days after the date which is six months after the participant's separation of service.

Director Stock Ownership Guidelines

Independent directors are required to own shares equivalent to five times their annual base cash retainer. For more details on the Stock Ownership Guidelines, see page 62.

Beneficial Ownership of Common Stock

The following table sets forth the common shares beneficially owned as of April 30, 2024 by Kroger's directors, the NEOs, and the directors and executive officers as a group. The percentage of ownership is based on 727,594,870 of Kroger common shares outstanding on April 30, 2024. Shares reported as beneficially owned include shares held indirectly through Kroger's defined contribution plans and other shares held indirectly, as well as shares subject to stock options exercisable on or before June 29, 2024. Except as otherwise noted, each beneficial owner listed in the table has sole voting and investment power with regard to the common shares beneficially owned by such owner. Unless otherwise indicated, the address of each of the beneficial owners listed below is c/o The Kroger Co., Corporate Secretary, 1014 Vine Street, Cincinnati, OH 45202.

Name	Amount and Nature of Beneficial Ownership[1]	Options Exercisable on or before June 29, 2024 – included in column (a)
Stuart W. Aitken[2]	548,627	328,086
Nora A. Aufreiter[3]	53,016	—
Kevin M. Brown	15,228	—
Elaine L. Chao[3]	12,438	
Yael Cosset	510,663	316,043
Anne Gates[3]	47,728	—
Karen M. Hoguet[4]	23,776	—
Timothy A. Massa	536,035	305,174
W. Rodney McMullen	6,551,175	2,801,970
Gary Millerchip	106,693	11,646
Clyde R. Moore	122,147	—
Ronald L. Sargent[3]	186,560	—
Amanda Sourry	15,228	—
Mark S. Sutton[3]	42,847	—
Ashok Vemuri	29,124	—
Directors and executive officers as a group (23 persons, including those named above)	10,177,799	4,429,738

(1) No director or officer owned as much as 1% of Kroger common shares. The directors and executive officers as a group beneficially owned 1.4% of Kroger common shares.

(2) This amount includes 3,018 shares held by Mr. Aitken's spouse. He disclaims beneficial ownership of these shares.

(3) This amount includes incentive share awards that were deferred under the deferred compensation plan for independent directors in the following amounts: Ms. Aufreiter, 10,286; Ms. Chao, 8,354; Ms. Gates, 16,703; Mr. Sargent, 61,649; Mr. Sutton, 7,080.

(4) This amount includes 2,075 shares held by Ms. Hoguet's spouse. She disclaims beneficial ownership of these shares.

The following table sets forth information regarding the beneficial owners of more than five percent of Kroger common shares as of April 30, 2024 based on reports on Schedule 13G filed with the SEC.

Name	Address	Amount and Nature of Ownership	Percentage of Class
BlackRock, Inc.	50 Hudson Yards New York, NY 10001	59,194,278[1]	8.2%
The Vanguard Group	100 Vanguard Blvd. Malvern, PA 19355	81,623,904[2]	11.35%

(1) Reflects beneficial ownership by BlackRock Inc., as of December 31, 2023, as reported on Amendment No. 16 to Schedule 13G filed with the SEC on January 25, 2024, reporting sole voting power with respect to 53,181,488 common shares, and sole dispositive power with regard to 59,194,278 common shares.

(2) Reflects beneficial ownership by The Vanguard Group as of December 29, 2023, as reported on Amendment No. 9 to Schedule 13G filed with the SEC on February 13, 2024, reporting shared voting power with respect to 854,883 common shares, sole dispositive power of 78,809,048 common shares, and shared dispositive power of 2,814,856 common shares.

Related Person Transactions

The Board has adopted a written policy requiring that any Related Person Transaction may be consummated or continue only if the Audit Committee approves or ratifies the transaction in accordance with the policy. A "Related Person Transaction" is one (a) involving Kroger, (b) in which one of our directors, nominees for director, executive officers, or greater than five percent shareholders, or their immediate family members, have a direct or indirect material interest; and (c) the amount involved exceeds $120,000 in a fiscal year. Pursuant to our policy, our Audit Committee has pre-approved transactions with Related Persons that in the ordinary course of business if the aggregate amount involved in any fiscal year does not exceed the greater of $1,000,000 or 2 percent of such other company's consolidated gross revenues; provided that such transactions are reported to the Audit Committee at regular committee meetings.

The Audit Committee will approve only those Related Person Transactions that are in, or not inconsistent with, the best interests of Kroger and its shareholders, as determined by the Audit Committee in good faith in accordance with its business judgment. No director may participate in any review, approval, or ratification of any transaction if he or she, or an immediate family member, has a direct or indirect material interest in the transaction.

Where a Related Person Transaction will be ongoing, the Audit Committee may establish guidelines for management to follow in its ongoing dealings with the related person and the Audit Committee will review and assess the relationship on an annual basis to ensure it complies with such guidelines and that the Related Person Transaction remains appropriate.


Compensation Discussion and Analysis


This Compensation Discussion and Analysis provides an overview of the elements and philosophy of our executive compensation program as well as how and why the Compensation Committee and our Board of Directors make specific compensation decisions and policies with respect to our Named Executive Officers ("NEOs").

Executive Summary



We delivered strong performance in 2023. Kroger achieved strong results in 2023 as we executed on our *Leading with Fresh and Accelerating with Digital* strategy, building on growth in 2021 and 2022. We are delivering a fresh, affordable, and seamless shopping experience for our customers, with zero compromise on quality, selection, or convenience. We are delivering on our financial commitments through our strong, resilient Value Creation Model. In 2023, we achieved financial performance results of ID sales, without fuel, of 0.9% with underlying ID sales without fuel of 2.3%[1], and adjusted FIFO operating profit, including fuel, of $5.0 billion[2].



Our executive compensation program aligns with long-term shareholder value creation. 92% of our CEO's target total direct compensation and, on average, 84% of the other NEOs' compensation is at risk and performance-based, tied to achievement of performance targets that are important to our shareholders or our long-term share price performance.



The annual performance incentive was earned below target. The annual incentive program, based on a grid of identical sales, excluding fuel, and adjusted FIFO operating profit, including fuel, paid out at 24.02% of target, in line with the goals and targets set by the Committee.



The long-term performance incentive payout reflects alignment with performance over fiscal years 2021, 2022, and 2023. Long-term performance unit equity awards granted in 2021 and tied to commitments made to our investors and other stakeholders regarding long-term sales growth, adjusted FIFO operating profit growth, free cash flow generation, our commitment to Fresh, and relative Total Shareholder Return were earned at 83.34% of target.



We prioritized investment in our people. We strive to create a culture of opportunity for more than 414,000 associates and take seriously our role as a leading employer in the United States. In 2023, we invested more than ever in our associates by continuing to raise our average hourly wage to nearly $19, or nearly $25, including industry-leading benefits.



In response to our shareholder feedback, we incorporated an ESG metric focused on diversity and inclusion into our individual performance management program, beginning in 2022. Our core values of Diversity, Equity & Inclusion are incorporated into compensation decisions made for our associates who supervise a team of others, which range from store department leaders through our NEOs. These performance goals are factored into compensation decisions for these leaders, including salary increases and the amount of the annual grant of equity awards.

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[1] ID Sales without fuel would have grown 2.3% in 2023 if not for the reduction in pharmacy sales from the termination of our agreement with Express Scripts effective December 31, 2022.
[2] See pages 29-36 of our Annual Report on Form 10-K for the fiscal year ended February 3, 2024, filed with the SEC on April 2, 2024, for a reconciliation of GAAP operating profit to adjusted FIFO operating profit.

Our Named Executive Officers for Fiscal 2023

Name	Title
W. Rodney McMullen	Chairman and Chief Executive Officer
Gary Millerchip	Senior Vice President and Chief Financial Officer
Stuart W. Aitken	Senior Vice President and Chief Merchant & Marketing Officer
Yael Cosset	Senior Vice President and Chief Information Officer
Timothy A. Massa	Senior Vice President and Chief People Officer

Fiscal 2023 Financial and Strategic Performance Highlights

Driven by our unwavering purpose to Feed the Human Spirit, Kroger achieved strong results in 2023 as we executed on our *Leading with Fresh and Accelerating with Digital* strategy, building on growth in 2021 and 2022. Our associates are customer-focused, delivering the products customers want, when and how they want them, with zero compromise on quality, convenience, and selection.

In 2023, we achieved financial performance results of ID sales, without fuel, of 0.9%, with underlying ID sales without fuel of 2.3%[1] and adjusted FIFO operating profit of $5.0 billion. We have built a digital platform that offers a seamless shopping experience, allowing customers to shift effortlessly between store, pickup and delivery solutions. In 2023, we increased delivery sales, increased digitally engaged households, and grew loyalty as our customers more deeply engaged with personalized coupons and fuel rewards.

Our associates enable our success, and we are committed to investing in theirs by continuing to improve wages, comprehensive benefits, and career development opportunities. Over the last five years, we have invested more than $2.4 billion in incremental wage investments.

Continued strategic efforts to streamline our operations allowed us to achieve cost savings greater than $1 billion to balance these investments without compromising food affordability for our customers across our communities.

As part of our Zero Hunger | Zero Waste social and environmental impact plan, in 2023, we donated nearly 455 million meals to feed families across America.

Our proven go-to-market strategy enables us to successfully navigate many operating environments. We believe that by delivering value for our customers, investing in our associates and serving our communities, we will continue to achieve attractive and sustainable total returns for our shareholders.

2023 Advisory Vote to Approve Executive Compensation and Shareholder Engagement

At the 2023 annual meeting, we held our annual advisory vote on executive compensation. Approximately 91% of the votes cast were in favor of the advisory vote. As part of our ongoing dialogue with our shareholders regarding governance matters, in 2023, we requested meetings with 39 shareholders representing 59% of our outstanding shares during proxy season and off-season engagement and 16 shareholders representing 39% of our outstanding shares accepted our invitation to share feedback. Some investors we contacted either did not respond or confirmed that a discussion was not needed at that time.

Conversations in these meetings included discussions about our NEOs' compensation program, with our shareholders providing feedback that they appreciated the pay-for-performance structure of our executive pay program. The Compensation Committee considers both the general and specific feedback received from shareholders, and with the guidance of our independent compensation consultant, incorporates that input into pay design.

During shareholder engagement, we specifically discuss our shareholders' perspectives on ESG metrics in executive compensation programs. Our investors are all supportive of decisions to incorporate ESG metrics, but none are prescriptive about how to do so. Our investors share our view that a range of ESG matters are essential to our current and future success, and acknowledge that ESG priorities are embedded into our strategic and operational priorities. Management collects and reports the feedback to the Compensation Committee, and the Committee decided, beginning in 2022, to integrate our core values of Diversity, Equity & Inclusion into compensation decisions made for our associates who supervise a team of others, which range from store department leaders

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[1] ID Sales without fuel would have grown 2.3% in 2023 if not for the reduction in pharmacy sales from the termination of our agreement with Express Scripts effective December 31, 2022.

through our NEOs. Specifically, one of several performance goals established for these associates and senior officers relate to improvement in the Diversity, Equity, & Inclusion category score as measured by our annual Associate Insights Survey and active mentorship and development of at least one other associate with a different background. These performance goals are factored into compensation decisions for these associates and senior officers, including salary increases and the amount of the annual grant of equity awards, consistent with our program design as described herein.

2023 Compensation Program Overview

The fixed and at-risk pay elements of the NEO compensation program are reflected in the following table and charts.

	Element	Form	Description	
ANNUAL / SHORT-TERM INCENTIVE	Base Salary	Cash	• Attract, incentivize, retain talented executives • Fixed cash component • Reviewed annually • No automatic or guaranteed increases • Based on individual performance & experience	**FIXED**
	Annual Incentive Plan	Cash Bonus	• Metrics and targets align with annual business goals; payout depends on actual performance against each goal • Rewards and incentivizes Kroger employees, including NEOs, for annual performance on key financial and operational metrics	**VARIABLE / AT-RISK**
LONG-TERM INCENTIVE	Performance-Based Equity	Performance Units	• Performance units are equity grants which are "paid out" in Kroger common shares, dependent upon company performance against each goal, at the end of the 3-year performance period • Measures performance on key financial and operational metrics over a 3-year period and payout is subject to a relative TSR modifier • Designed to create shareholder value, foster executive retention, and align NEO and shareholder interests	
	Time-Based Equity	Restricted Stock / Stock Options	• Stock options and restricted stock for NEOs vest ratably over 4 years; exercise price of stock options is closing price on day of grant • Provides direct alignment to stock price appreciation and rewards executives for the achievement of long-term business objectives and providing incentives for the creation of shareholder value	

Fiscal Year 2023 CEO Compensation

The Compensation Committee establishes Mr. McMullen's target direct compensation such that only 8% of his compensation is fixed. The remaining 92% of target compensation is at-risk, meaning that the actual compensation Mr. McMullen receives will depend on the extent to which the Company achieves the performance metrics set by the Compensation Committee, and with respect to all of the equity vehicles, the future value of Kroger common shares.

The table below compares fiscal 2023 to 2022 target direct compensation. Target total direct compensation is a more accurate reflection of how the Compensation Committee benchmarks and establishes CEO compensation than the disclosure provided in the Summary Compensation Table, which includes a combination of actual base salary and annual incentive compensation earned in the fiscal year, the grant date fair market value of at-risk equity compensation to be earned in future fiscal years, and the actuarial value of future pension benefits.

Mr. McMullen's total target direct compensation shown below was based on our independent compensation consultant's examination of pay levels and the Committee's intention to achieve median pay levels among our peer group. Mr. McMullen's base salary and target annual incentive remained unchanged in fiscal 2023. The only increase was to his long-term equity compensation to position his total target direct compensation to market median. Target total compensation, which is the sum of target annual compensation and target long-term compensation, is positioned around market median.

($000s)

	Annual			Long-Term					
Year	**Salary**	**Target Annual Incentive**	**Total Annual**	**Performance Units**	**Restricted Stock**	**Stock Options**	**Total LTI**	**Target TDC**	**Increase**
2023	1,400	2,800	4,200	6,250	3,750	2,500	12,500	16,700	+6.4%
2022	1,400	2,800	4,200	5,750	3,450	2,300	11,500	15,700	

CEO and Named Executive Officer Target Pay Mix

The amounts used in the charts below are based on 2023 target total direct compensation for the CEO and the average of other NEOs. As illustrated below, 92% of the CEO's target total direct compensation is at-risk. On average, 84% of the other NEOs' compensation is at risk.



CEO Pay Mix

Salary
8%
Target Annual
Incentive 17%
Performance Units
37%
Restricted Stock
23%
Stock Options
15%
92%
At Risk

Average of Other NEOs

Salary
16%
Target Annual
Incentive
16%
Performance
Units
34%
Restricted Stock
20%
Stock Options
14%
84%
At Risk

Our Compensation Philosophy and Objectives

Our executive compensation philosophy is to attract and retain the best management talent as well as motivate these associates to achieve our business and financial goals. Kroger's incentive plans are designed to reward the actions that lead to long-term value creation. We believe our strategy creates value for shareholders in a manner consistent with Kroger's purpose: To Feed the Human Spirit. The Compensation Committee believes that there is a strong link between our business strategy, the performance metrics in our short-term and long-term incentive programs, and the business results that drive shareholder value.

To achieve our objectives, the Compensation Committee seeks to ensure that compensation is competitive and that there is a direct link between pay and performance. To do so, it is guided by the following principles:

- Compensation must be designed to attract and retain those individuals who are best suited to be an NEO at Kroger.
- A significant portion of pay should be performance-based, with the percentage of total pay tied to performance increasing proportionally with an NEO's level of responsibility.
- Compensation should include incentive-based pay to drive performance, providing superior pay for superior performance, including both a short- and long-term focus.
- Compensation policies should include an opportunity for, and a requirement of, significant equity ownership to align the interests of NEOs and shareholders.
- Components of compensation should be tied to an evaluation of business and individual performance measured against metrics that directly drive our business strategy and progress toward our corporate ESG priorities.
- Compensation plans should provide a direct line of sight to company performance.
- Compensation programs should be aligned with market practices.
- Compensation programs should serve to both motivate and retain talent.

Summary of Key Compensation Practices

What we do:	What we do not do:
✓ Alignment of pay and performance	✕ No employment contracts with executive officers
✓ Stock ownership guidelines for executives	✕ No special severance or change in control programs applicable only to executive officers
✓ Multiple performance metrics under our short- and long-term performance-based plans discourage excessive risk taking and align with our long-term value creation strategy	✕ No cash component in long-term incentive plans
	✕ No tax gross-up payments for executives
✓ Double-trigger change in control provisions in all equity awards	✕ No special executive life insurance benefit
✓ Double-trigger change in control provisions in cash severance benefits	✕ No re-pricing or backdating of stock options without shareholder approval
✓ All long-term compensation is equity-based	✕ No guaranteed salary increases or bonuses
✓ Engagement of an independent compensation consultant	✕ No payment of dividends or dividend equivalents until performance units are earned
✓ Robust clawback policy	✕ No evergreen or reload feature; no shares can be added to stock plan without shareholder approval
✓ Ban on hedging, pledging, and short sales of Kroger securities	
✓ Minimal perquisites	

Establishing Each Component of Executive Compensation

The Compensation Committee recommends, and the independent members of the Board determine, each component of the CEO's compensation. The CEO recommends, and the Compensation Committee determines, each component of the other NEOs' compensation. The Compensation Committee and the Board made changes to compensation in March of 2023. Equity awards were granted in March and salary and annual incentive plan increases were effective April 1, 2023.

The Compensation Committee determines the amount of each NEO's salary, annual cash incentive plan target, and long-term equity compensation by taking into consideration numerous factors including:
- An assessment of individual contribution and performance;
- Benchmarking with comparable positions at peer group companies;
- Level in organization and tenure in role; and
- Internal equity among executives.

The assessment of individual contribution and performance is a qualitative determination, based on the following factors:
- Leadership;
- Contribution to the executive officer group;
- Achievement of established performance objectives;
- Decision-making abilities;
- Performance of the areas or groups directly reporting to the NEO;
- Support of company culture;
- Strategic thinking; and
- Demonstrated commitment to Kroger's Values: Safety, Honesty, Integrity, Respect, Diversity, and Inclusion, including improvement in the DE&I category score as measured by our annual Associate Insights Survey and active mentorship and development of at least one other associate with a different background.

At the end of each year, individual performance is evaluated based on the NEO's performance objectives listed above, and the results of that evaluation are used in the determination of salary increases and the grant amount of all annual equity awards: restricted stock and stock options, which are time-based, and performance units granted under the long-term incentive plan, which are performance-based.

Elements of Compensation

Salary

Our philosophy with respect to salary is to provide a sufficient and stable source of fixed cash compensation that is competitive with the market to attract and retain a high caliber leadership team. NEO salaries, effective April 1, 2022 and April 1, 2023 were as follows:

Name	2022 Base Salary	2023 Base Salary
W. Rodney McMullen	$1,400,000	$1,400,000
Gary Millerchip	$825,000	$900,000
Stuart W. Aitken	$925,000	$1,000,000
Yael Cosset	$825,000	$875,000
Timothy A. Massa	$850,000	$900,000

2023 Annual Incentive Plan

The NEOs participate in a corporate performance-based annual cash incentive plan. The corporate annual cash incentive plan is a broad-based plan used across the Kroger enterprise. Approximately 54,000 associates are eligible to receive incentive payouts based all or in part on the incentive plan described below. The value of annual cash incentive awards that the NEOs earn each year is based upon Kroger's overall company performance compared to goals established by the Compensation Committee based on the business plan adopted by the Board of Directors.

A minimum level of performance must be achieved before any payout is earned, while a payout of up to 200% of target incentive potential can be achieved for superior performance on the corporate plan metrics. There are no guaranteed or minimum payouts; if none of the performance goals are achieved, then none of the incentive amount is earned, and no payout is made.

The annual cash incentive plan is designed to encourage decisions and behavior that drive the annual operating results and the long-term success of the Company. Kroger's success is based on a combination of factors, and accordingly, the Compensation Committee believes that it is important to encourage behavior that supports multiple elements of our business strategy.

NEO target incentive potentials for fiscal years 2022 and 2023, were as follows:

Name	2022 Target Annual Incentive	2023 Target Annual Incentive
W. Rodney McMullen	$2,800,000	$2,800,000
Gary Millerchip	$850,000	$950,000
Stuart W. Aitken	$850,000	$950,000
Yael Cosset	$850,000	$950,000
Timothy A. Massa	$775,000	$850,000

2023 Annual Incentive Plan Metrics

Metric	Rationale for Use
Sales and Profit Grid, Maximum Payout of 200% of Target	
ID Sales, excluding Fuel	• Identical Sales ("ID Sales") represent sales, excluding fuel, at our supermarkets that have been open without expansion or relocation for five full quarters, excluding supermarket fuel sales, plus sales growth at all other customer-facing non-supermarket businesses. • We believe that ID Sales are the best measure of real growth of our sales across the enterprise. A key driver of our model is ID Sales growth.
Adjusted FIFO Operating Profit, including Fuel	• This financial metric equals gross profit, excluding the LIFO charge, minus OG&A, minus rent, and minus depreciation and amortization. • Adjusted FIFO Operating Profit, including fuel, is a key measure of company success as it tracks our earnings from operations, and it measures our day-to-day operational effectiveness. It is a useful measure to investors because it reflects the revenue and expense that a company can control.

Potential payouts under the plan are based on Company performance on two primary metrics, ID Sales, excluding Fuel, and Adjusted FIFO Operating Profit, including Fuel. The performance objectives are shown in the grid below, with payouts interpolated for actual performance between levels.

The goals established by the Compensation Committee were as follows:

ID Sales, excluding Fuel and Adjusted FIFO Operating Profit, including Fuel

ID Sales, excluding Fuel

Adjusted FIFO Operating Profit, including fuel ($M)	-1.30%	0.95%	3.20%	5.45%	7.70%
≥4,983	0%	14%	20%	29%	40%
≥5,083	10%	25%	45%	60%	75%
≥5,183	20%	65%	80%	95%	115%
≥5,283	30%	75%	90%	105%	130%
≥5,383	40%	85%	100%	115%	160%
≥5,483	55%	95%	110%	125%	170%
≥5,583	70%	105%	120%	135%	180%
≥ 5,683	100%	115%	130%	155%	190%
≥5,783	110%	125%	140%	170%	200%

2023 Annual Incentive Plan – Actual Results and Payout Percentage

Corporate Plan Metric	2023 Performance[1]	Payout
Identical Sales, excluding fuel	0.9%	24.02%
Adjusted FIFO Operating Profit, including fuel	$5.0B	
Total Payout		**24.02%**

(1) See grid above.

Following the close of the 2023 fiscal year, the Compensation Committee reviewed Kroger's performance against each of the metrics outlined above and determined the extent to which Kroger achieved those objectives. Our performance compared to the goals established by the Compensation Committee resulted in a payout of 24.02% of the participant's incentive plan target for the NEOs, with the exception of Mr. Aitken.

Mr. Aitken's annual bonus payout equaled 22.71% of his bonus potential because it included the corporate annual plan described above and a team metric as follows. The merchandising team metric measured supermarket ID sales excluding pharmacy and fuel, and supermarket selling gross dollars less shrink dollars for all departments excluding pharmacy and fuel.

	Payout Percentage	Weight
Corporate Annual Bonus Plan	24.02%	60%
Merchandising Team Metric	20.75%	40%
Total Payout	(24.02% x 0.6) + (20.75% x 0.4%) = 22.71%	

The Compensation Committee maintains the ability to reduce the annual cash incentive payout for all executive officers, including the NEOs, and the independent directors retain that discretion for the CEO's incentive payout if they determine for any reason that the incentive payouts were not appropriate given their assessment of Company or individual performance. No adjustments were made to the incentive payout amount in 2023.

As described above, the corporate annual incentive payout percentage is applied to each NEO's incentive plan target which is determined by the Compensation Committee, and the independent directors in the case of the CEO. The actual amounts of performance-based annual incentive paid to the NEOs for 2023 are reported in the Summary Compensation Table in the "Non-Equity Incentive Plan Compensation" column.

Long-Term Compensation Program

The Compensation Committee believes in the importance of providing an incentive to the NEOs to achieve the long-term goals established by the Board. As such, a majority of NEO compensation is dependent on the achievement of those goals. Long-term compensation promotes long-term value creation and discourages the over-emphasis of attaining short-term goals at the expense of long-term growth.

The long-term incentive program is structured to be a combination of performance- and time-based compensation that reflects elements of financial and common share performance to provide both retention value and alignment with company performance. The Compensation Committee determined that all long-term compensation would be equity-based as follows: 50% of equity granted under the program would be performance-based and the remaining 50% of equity would be time-based, consisting of 30% in restricted stock and 20% in stock options.

Each year, NEOs receive grants under the long-term compensation program, which is structured as follows:

- *Performance-Based (50% of NEO long-term target compensation)*

  - Long-term performance-based compensation is provided under a Long-Term Incentive Plan adopted by the Compensation Committee. The Committee adopts a new plan every year, measuring improvement on the Company's long-term goals over successive three-year periods. Accordingly, at any one time there are three plans outstanding, which are summarized below.

  - Under the Long-Term Incentive Plans, NEOs receive grants of equity called performance units. A target number of performance units based on level and individual performance is awarded to each participant at the beginning of the three-year performance period.

  - Payouts under the plan are contingent on the achievement of certain strategic performance and financial measures and incentivize recipients to promote long-term value creation and enhance shareholder wealth by supporting the Company's long-term strategic goals.

  - The payout percentage, based on the extent to which the performance metrics are achieved, is applied to the target number of performance units awarded. Then, a modifier based on Relative Total Shareholder Return compared to the S&P 500 is applied, which can increase or decrease the payout.

  - Performance units are paid out in Kroger common shares based on actual performance, along with dividend equivalents for the performance period on the number of issued common shares.

- *Time-Based (50% of NEO long-term target compensation)*

  - Long-term time-based compensation consists of 20% stock options and 30% restricted stock, which are linked to common share performance, creating alignment between the NEOs' and our shareholders' interests. Grants vest ratably over four years.

  - Stock options have no initial value and recipients only realize benefits if the value of our common shares increases following the date of grant, further aligning the NEOs' and our shareholders' interests.

Amounts of long-term compensation awards issued and outstanding for the NEOs are set forth in the Executive Compensation Tables section.

Summary of The Three Long-Term Incentive Plans Outstanding During 2023

With respect to our long-term performance-based compensation, the Compensation Committee designed plan metrics to align with Kroger's long-term business plans and growth model. These metrics are the key elements in driving Kroger's TSR.

The Compensation Committee adopts a new Long-Term Incentive Plan each year, which provides for overlapping three-year performance periods. Additional detail regarding each of the three plans is provided below, and a summary of the design of the plans outstanding during 2023 is as follows:

	2021 – 2023 LTIP	2022 – 2024 LTIP	2023 – 2025 LTIP
Performance Units and Dividend Equivalents	Performance units are equity grants which are paid out in Kroger common shares, based on actual performance at the end of the 3-year performance period, along with dividend equivalents for the performance period on the number of issued common shares ultimately earned.		
Performance Metrics	• Total Sales without Fuel + Fuel Gallons; • Growth in Adjusted FIFO; Operating Profit, including Fuel; • Cumulative Adjusted Free Cash Flow; • Fresh Equity metric; and • Relative Total Shareholder Return modifier	• Total Sales without Fuel + Fuel Gallons; • Value Creation Metric (iTSR) Percentage; • Fresh Equity metric; and • Relative Total Shareholder Return modifier	
Determination of Payout	The payout percentage, based on the extent to which the performance metrics are achieved, is applied to number of performance units awarded.		
Maximum Payout	187.5%	187.5%	187.5%
Payout Date	March 2024	March 2025	March 2026

2021-2023 Long-Term Incentive Plan – Metrics

The 2021-2023 Long-Term Incentive Plan has the following components which support our long-term business plans, each accounting for 25% of the payout calculation:

Metric	Rationale for Use	Weighting
Total Sales without Fuel + Fuel Gallons	• This metric represents total revenue dollars without fuel + the number of fuel gallons sold over the three-year term of the plan. It represents the important metric of top line growth of the business from all channels.	25%
Growth in Adjusted FIFO Operating Profit, including Fuel	• This financial metric equals gross profit, excluding the LIFO charge, minus OG&A, minus rent, and minus depreciation and amortization. • Adjusted FIFO Operating Profit, including fuel, is a key measure of company success as it tracks our earnings from operations, and it measures our day-to-day operational effectiveness. It is a useful measure to investors because it reflects the revenue and expense that a company can control. It is particularly important to focus on growth of this financial measure over time.	25%
Cumulative Adjusted Free Cash Flow	• Cumulative Adjusted Free Cash Flow is an adjusted free cash flow measure calculated as net cash provided by operating activities minus payments for property and equipment, including payments for lease buyout, plus or minus adjustments for certain items. • It is an important measure for the business because it reflects the cash left over after the company pays for operating expenses and capital expenditures.	25%
Fresh Equity metric	• Fresh is a key element of how people decide where to shop. It drives trips and therefore delivers business results. Fresh is the core focus of how we differentiate and drive great engagement with customers and it will be a key driver of our growth.	25%

After the calculation of the four metrics above, a modifier based on Relative Total Shareholder Return compared to the S&P 500 will be applied which can increase or decrease the payout, as follows, interpolated for actual results between thresholds:

TSR Rank Relative to S&P 500	Modifier
25th percentile	75%
50th percentile	100%
75th percentile	125%

The payout percentage, as modified by the Relative TSR modifier, will be applied to the target number of performance units granted under the plan to determine the payout amount. The maximum payout under the 2021-2023 Long-Term Incentive Plan is 187.5% as further described below.

Going into 2021, there were an extraordinary number and degree of unknowns that could have impacted our financial results. The Compensation Committee considered, among other factors, the course of the pandemic, including new COVID variants, availability and outcomes of vaccine programs, continuing sales trends, food at home and food away from home trends, inflation/deflation, and other potential market influencing events. To account for these unknowns, the Compensation Committee designed the 2021-2023 Long-Term Incentive Plan with an incremental goal setting approach due to our inability to forecast reliable long-term performance targets against the background of the economic uncertainty at the time. The Committee designed the plan to take into account the extraordinary uncertainties going into the three-year plan, while aligning to our identical sales and operating profit growth and productivity improvement goals, all in support of our long-term value creation model. Under the incremental goal setting approach, the plan was designed with clearly defined financial performance goals for 2021, and a mechanism for setting the 2022-2023 goals based on actual 2021 results.

For the 2021-2023 Long-Term Incentive Plan, the Compensation Committee aligned the plan with market practices, increasing the maximum payout potential on the four metrics from 100% to 150%. The highest payout from the four metrics alone equals 100%. However, the payout may exceed 100%, if for years 2 and 3 of the plan: (1) the Total Sales without Fuel + Fuel Gallons metric, the Growth in Adjusted FIFO Operating Profit, including Fuel, metric, and the Cumulative Adjusted Free Cash Flow metric all achieve 100%, and (2) the 2-year compound annual growth rate of Total Sales without Fuel + Fuel Gallons exceeds 3.5%. The plan payout will increase incrementally from 100%, up to 150% maximum if the 2-year compound annual growth rate on the Total Sales without Fuel + Fuel Gallons metric is 5.0%. With the potential application of the relative TSR modifier, the total maximum payout would be 187.5%.

2021-2023 Long-Term Incentive Plan – Results and Payout

The results and payout of the 2021-2023 Long-Term Incentive Plan are as follows.

2021 Results			
Metric	Performance	Goal	Payout Percentage for 2021 Portion of Plan
Total Sales without Fuel + Fuel Gallons	$127.96B	$123.99B	100%
Adjusted FIFO Operating Profit	$4.31B	$3.48B	100%
Adjusted Free Cash Flow	$3.94B	$1.7B	100%
Fresh Equity Metric	N/A		
Payout for 2021 Portion of Plan (1/3)			100%

2022-2023 Results			
Metric			Payout Percentage For 2022-2023 Portion of Plan
Total Sales without Fuel + Fuel Gallons	$135.61B	$135.75B	97.26%
Adjusted FIFO Operating Profit	$4.80B	$4.75B	100%
Adjusted Cumulative Free Cash Flow	$4.9	$4.7B	100%
Fresh Equity Metric	43.2	46.1	0%
Payout for 2022-2023 Portion of Plan (2/3)			74.32%

Combined Results		
Metric	Calculation	Payout Percentage for Full 2021-2023 Plan
Total Sales without Fuel + Fuel Gallons	(100% x 1/3) + (97.25% x 2/3)	98.17%
Adjusted FIFO Operating Profit	(100% x 1/3) + (100% x 2/3)	100%
Adjusted Cumulative Free Cash Flow	(100% x 1/3) + (100% x 2/3)	100%
Fresh Equity Measure		0%
Payout before Modifier	(98.17% x 1/4) + (100% x 1/4) + (100% x 1/4) + (0% x 1/4)	74.54%
Relative TSR Modifier*	191st out of 500 in S&P 500 resulting in multiplier between 100% and 125%	111.8%
Total Payout for 2021-2023 Plan		83.34%

* The Company ranked 191st in the S&P 500 over the three year period for TSR. Based on this result, the Company is in the second quartile of TSR results within the S&P 500. Because the Company ranking falls between 125 and 375, the multiplier to be applied in order to calculate the final LTIP payout is calculated based on an interpolation of payouts between 75% and 125%, illustrated below:

TSR Rank in S&P 500	Payout Multiplier
1 to 125	125%
250	100%
375 to 500	75%
Actual Result = 191	111.8%

The NEOs were issued the number of Kroger common shares equal to 83.34% of the target number of performance units awarded to each executive, along with dividend equivalents for the three-year performance period on the number of issued common shares.

The dividend equivalents paid on common shares earned under the 2021 – 2023 Long-Term Incentive Plan are paid at the end of the plan and are reported in the "All Other Compensation" column of the Summary Compensation

Table and footnote 5 to that table, and the common shares issued under the plan are reported in the 2023 Option Exercises and Stock Vested Table and footnote 2 to that table.

The annual and long-term performance-based compensation awards described herein were made pursuant to our 2019 Long-Term Incentive Plan, which was approved by our shareholders in June 2019, and the 2019 Amended and Restated Long-Term Incentive Plan, which was approved by our shareholders in June 2022.

2022 – 2024 and 2023 – 2025 Long-Term Incentive Plan Metrics

Both the 2022 – 2024 and 2023 – 2025 Long-Term Incentive Plan metrics have been designed to reflect commitments made to our investors and other stakeholders regarding long-term sales growth, our Value Creation algorithm (through intrinsic Total Shareholder Return, or iTSR) and our commitment to Fresh as a strategic differentiator. The plan also includes a modifier based on our shareholder return relative to the S&P 500 shareholder return.

Metric	Rationale for Use	Weighting
Total Sales without Fuel + Fuel Gallons	• This metric represents total revenue dollars without fuel + the number of fuel gallons sold over the three-year term of the plan. It represents the important metric of top line growth of the business from all channels.	25%
Value Creation Metric (iTSR) Percentage	• This financial metric equals adjusted earnings per diluted share (EPS) growth plus dividend yield.	50%
Fresh Equity metric	• Fresh is a key element of how people decide where to shop. It drives trips and therefore delivers business results. Fresh is the core focus of how we differentiate and drive great engagement with customers and it will be a key driver of our growth.	25%

The highest payout from the three metrics alone equals 100%. However, the payout may exceed 100% if: (1) both the Total Sales without Fuel + Fuel Gallons metric and the iTSR metric achieve 100%, and (2) the 3-year compound annual growth rate of Total Sales without Fuel + Fuel Gallons exceeds 3.5%. The plan payout will increase incrementally from 100%, up to 150% maximum if the 3-year compound annual growth rate on the Total Sales without Fuel + Fuel Gallons metric is 5.0%.

After the calculation described above, a modifier based on Relative Total Shareholder Return compared to the S&P 500 will be applied, as follows, interpolated for actual results between the 25th percentile and 75th percentile thresholds:

TSR Rank Relative to S&P 500	Modifier
25th percentile	75%
50th percentile	100%
75th percentile	125%

The payout percentage, as modified by the Relative TSR modifier, will be applied to the number of performance units granted under the plan to determine the payout amount. If all three metrics are achieved at the maximum level and the Relative Total Shareholder Return modifier is maximized, the total plan payout would be 187.5%.

Stock Options and Restricted Stock

Stock options and restricted stock continue to play an important role in rewarding NEOs for the achievement of long-term business objectives and providing incentives for the creation of shareholder value. Awards based on Kroger's common shares are granted annually to the NEOs. Kroger historically has distributed time-based equity awards widely, aligning the interests of associates with interests of shareholders.

The options permit the holder to purchase Kroger common shares at an option price equal to the closing price of Kroger common shares on the date of the grant. Options are granted only on one of the four dates of Board meetings conducted at least one business day after Kroger's public release of its quarterly earnings results.

The Compensation Committee determines the vesting schedule for stock options and restricted stock. During 2023, the Compensation Committee granted to the NEOs stock options and restricted stock, each with a four-year ratable vesting schedule.

Restricted stock awards are reported in the "Stock Awards" column of the Summary Compensation Table and footnote 1 to the table and the 2023 Grants of Plan Based Awards Table. Stock option awards are reported in the "Option Awards" column of the Summary Compensation Table and the "All other Option Awards" column of the 2023 Grants of Plan Based Awards Table.

Retirement and Other Benefits

Kroger maintains several defined benefit and defined contribution retirement plans for its associates. The NEOs participate in one or more of these plans, as well as one or more excess plans designed to make up the shortfall in retirement benefits created by limitations under the Internal Revenue Code (the "Code") on benefits to highly compensated individuals under qualified plans. Additional details regarding certain retirement benefits available to the NEOs can be found below in footnote 5 to the Summary Compensation Table and the 2023 Pension Benefits Table and the accompanying narrative.

Kroger also maintains an executive deferred compensation plan in which the CEO has elected to participate. This plan is a nonqualified plan under which participants can elect to defer up to 100% of their cash compensation each year. Additional details regarding our nonqualified deferred compensation plans available to the NEOs can be found below in the 2023 Nonqualified Deferred Compensation Table and the accompanying narrative.

Kroger also maintains The Kroger Co. Employee Protection Plan ("KEPP"), which covers all of our management associates who are classified as exempt under the federal Fair Labor Standards Act and certain administrative or technical support personnel who are not covered by a collective bargaining agreement, with at least one year of service. KEPP has a double trigger change in control provision, and it provides for severance benefits and extended Kroger-paid health care, as well as the continuation of other benefits as described in the plan, when an associate is actually or constructively terminated without cause within two years following a change in control of Kroger (as defined in KEPP). Participants are entitled to severance pay of up to 24 months' salary and annual incentive target. The actual amount is dependent upon pay level and years of service. KEPP can be amended or terminated by the Board at any time prior to a change in control.

Stock option and restricted stock grant agreements with award recipients provide that those awards "vest," with options becoming immediately exercisable, and restrictions on restricted stock lapsing upon a change in control as described in the grant agreements, but only if an associate is actually or constructively terminated without cause within two years following a change in control of Kroger (as defined in the grant agreement, and consistent with KEPP).

None of the NEOs are party to an employment agreement.

Perquisites

Our NEOs receive limited perquisites as the Compensation Committee does not believe that it is necessary for the attraction or retention of management talent to provide executives with a substantial amount of compensation in the form of perquisites.

Process for Establishing Executive Compensation

The Compensation Committee of the Board has the primary responsibility for establishing the compensation of our executive officers, including the NEOs, with the exception of the CEO. The Compensation Committee's role regarding the CEO's compensation is to make recommendations to the independent members of the Board; those members of the Board establish the CEO's compensation.

The Compensation Committee directly engaged Korn Ferry as a compensation consultant to advise the Compensation Committee in the design of compensation for executive officers and to advise with respect to the unique circumstances of the 2023 compensation cycle.

Korn Ferry conducted an annual competitive assessment of executive positions at Kroger for the Compensation Committee. The assessment is one of several factors, as described above, on which the Compensation Committee determines compensation. The consultant assessed:

- base salary;
- target performance-based annual cash incentive;
- target annual cash compensation (the sum of salary and annual cash incentive potential);
- long-term incentive compensation, comprised of performance units, stock options and restricted stock; and

- total direct compensation (the sum of target annual cash compensation and long-term compensation).

In addition to the factors identified above, the consultant also reviewed actual payout amounts against the targeted amounts.

The consultant compared these elements against those of other companies in a group of publicly traded companies selected by the Compensation Committee. For 2023, our peer group consisted of:

Albertsons	CVS Health	Sysco
Best Buy	Home Depot	Target
Cardinal Health	Johnson & Johnson	TJX Companies
Cencora, Inc (formerly known as AmerisourceBergen)	Lowe's	Walgreens Boots Alliance
	Procter & Gamble	Walmart
Costco Wholesale		

The make-up of the compensation peer group is reviewed annually and modified as circumstances warrant. In addition, the Compensation Committee considered supplemental data provided by its independent compensation consultant from "general industry" companies, a representation of the Fortune 40, excluding financial services companies. This data provided reference points, particularly for senior executive positions where competition for talent extends beyond the retail sector. The peer group includes a combination of food and drug retailers, other large retailers based on revenue size, and large consumer-facing companies. Median 2023 revenue for the peer group was $108 billion, compared to our 2023 revenue of $150 billion.

Considering the size of Kroger in relation to other peer group companies, the Compensation Committee believes that salaries paid to our NEOs should be competitively positioned relative to amounts paid by peer group companies for comparable positions. The Compensation Committee also aims to provide an annual cash incentive potential to our NEOs around the market median. Actual payouts may be as low as zero if performance does not meet the baselines established by the Compensation Committee while superior financial performance is rewarded with compensation falling above the median.

The independent members of the Board have the exclusive authority to determine the amount of the CEO's compensation. In setting total compensation, the independent directors consider the median compensation of the peer group's CEOs. With respect to the annual incentive plan, the independent directors make two determinations: (1) the annual cash incentive potential that will be multiplied by the corporate annual cash incentive payout percentage earned that is applicable to the NEOs and (2) the annual cash incentive amount paid to the CEO by retaining discretion to reduce the annual cash incentive percentage payout the CEO would otherwise receive under the formulaic plan. The independent directors also retain discretion to determine the form of payout, to include a portion in equity in place of cash.

The Compensation Committee performs the same function and exercises the same authority as to the other NEOs. In its annual review of compensation for the NEOs, the Compensation Committee:

- Conducts an annual review of all components of compensation, quantifying total compensation for the NEOs including a summary for each NEO of salary; performance-based annual cash incentive; and long-term performance-based equity comprised of performance units, stock options and restricted stock.

- Considers internal pay equity at Kroger to ensure that the CEO is not compensated disproportionately. The Compensation Committee has determined that the compensation of the CEO and that of the other NEOs bears a reasonable relationship to the compensation levels of other executive positions at Kroger taking into consideration performance and differences in responsibilities.

- Reviews a report from the Compensation Committee's compensation consultant reflecting a comprehensive review of each element of pay, both annual and long-term and comparing NEO compensation with that of other companies, including both our peer group of competitors and a larger general industry group, to ensure that the Compensation Committee's objectives of competitiveness are met.

- Takes into account a recommendation from the CEO for salary, annual cash incentive potential and long-term compensation awards for each of the senior officers including the other NEOs. The CEO's recommendation takes into consideration the objectives established by and the reports received by the Compensation Committee as well as his assessment of individual job performance and contribution to our management team.

The Compensation Committee does not make use of a formula, but both qualitatively and quantitatively considers each of the factors identified above in setting compensation.

Stock Ownership Guidelines

To more closely align the interests of our officers and directors with your interests as shareholders, the Board has adopted stock ownership guidelines. These guidelines require independent directors, executive officers, and other key executives to acquire and hold a minimum dollar value of Kroger common shares as set forth below:

Position	Multiple
Chief Executive Officer	5 times base salary
President and Chief Operating Officer	4 times base salary
Executive Vice Presidents and Senior Vice Presidents	3 times base salary
Independent Directors	5 times annual base cash retainer

All covered individuals are expected to achieve the target level within five years of appointment to their positions. Until the requirements are met, covered individuals, including the NEOs, must hold 100% of common shares issued pursuant to performance units earned, shares received upon the exercise of stock options and upon the vesting of restricted stock, except those necessary to pay the exercise price of the options and/or applicable taxes, and must retain all Kroger common shares unless the disposition is approved in advance by the CEO, or by the Board or Compensation Committee for the CEO.

Executive Compensation Recoupment Policy (Clawback)

Under the 2019 Amended and Restated Long-Term Incentive Plan (the "2019 Plan"), unless an award agreement provides otherwise, if a participant's employment or service is terminated for cause, or if after termination the Compensation Committee determines either that (i) prior to termination, the participant engaged in an act or omission that would have warranted termination for cause or (ii) after termination, the participant violates any continuing obligation or duty of the participant with respect to Kroger, any gain realized by the participant from the exercise, vesting or payment of any award may be cancelled, forfeited or recouped in the sole discretion of the Committee. Under the 2019 Plan, any gain realized by the participant from the exercise, vesting or payment of any award may also be recouped if, within one year after such exercise, vesting or payment, (i) a participant is terminated for cause, (ii) the Compensation Committee determines that the participant is subject to recoupment pursuant to any Kroger policy, or (iii) after a participant's termination for any reason, the Compensation Committee determines either that (1) prior to termination the participant engaged in an act or omission that would have warranted termination for cause, or (2) after termination the participant violates any continuing obligation or duty of the participant with respect to Kroger. Unless otherwise defined under 2019 Plan award agreement, "cause" has the meaning as defined in The Kroger Co. Employee Protection Plan, as amended from time to time.

Additionally, if an award based on financial statements that are subsequently restated in a way that would decrease the value of such award, the participant will, to the extent not otherwise prohibited by law, upon the written request of Kroger, forfeit and repay to Kroger the difference between what was received and what should have been received based on the accounting restatement, which will be repaid in accordance with any applicable Kroger policy or applicable law.

We have adopted a policy on incentive compensation-based recovery, which meets the requirements of NYSE listing standards and Section 10D of the Exchange Act. The policy requires the recoupment of incentive-based compensation paid to certain current and former executive officers in the event that the Company is required to restate its financial results due to the Company's material non-compliance with any financial reporting requirement under the securities laws. Under the policy, the Company will seek recovery of erroneously awarded incentive-based compensation received by current and former executive officers during the three-year fiscal year period prior to the date the Company is required to prepare an accounting restatement. The Policy is administered by the Compensation Committee of the Board.

Kroger also has an additional recoupment policy, which provides that if a material error of facts results in the payment to an executive officer at the level of Group Vice President or higher of an annual or a long-term incentive in an amount higher than otherwise would have been paid, as determined by the Compensation Committee, then the officer, upon demand from the Compensation Committee, will reimburse Kroger for the amounts that would not have been paid if the error had not occurred. This recoupment policy applies to those amounts paid by Kroger within 36 months prior to the detection and public disclosure of the error or restatement.

Prohibition on Hedging and Pledging

The Board has adopted a policy prohibiting Kroger directors and executive officers from engaging, directly or indirectly, in the pledging of, hedging transactions in, or short sales of, Kroger securities.

Section 162(m) of the Internal Revenue Code

Prior to the effective date of the Tax Cuts and Jobs Act of 2017, Section 162(m) of the Code generally disallowed a federal tax deduction to public companies for compensation greater than $1 million paid in any tax year to specified executive officers unless the compensation was "qualified performance-based compensation" under that section. Pursuant to the Tax Cuts and Jobs Act of 2017, the exception for "qualified performance-based compensation" under Section 162(m) of the Code was eliminated with respect to all remuneration in excess of $1 million other than qualified performance-based compensation pursuant to a written binding contract in effect on November 2, 2017 or earlier which was not modified in any material respect on or after such date (the legislation providing for such transition rule, the "Transition Rule").

As a result, performance-based compensation that the Compensation Committee structured with the intent of qualifying as performance-based compensation under Section 162(m) prior to the change in the law may or may not be fully deductible, depending on the application of the Transition Rule. In addition, compensation arrangements structured following the change in law will be subject to the Section 162(m) limitation (without any exception for performance-based compensation). Consistent with its past practice, the Committee will continue to retain flexibility to design compensation programs that are in the best long-term interests of the Company and our shareholders, with deductibility of compensation being one of a variety of considerations taken into account.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with Kroger's management the Compensation Discussion and Analysis contained in this proxy statement. Based on its review and discussions with management, the Compensation Committee has recommended to the Board that the Compensation Discussion and Analysis be included in Kroger's proxy statement and incorporated by reference into its Annual Report on Form 10-K.

Compensation Committee:
Clyde R. Moore, Chair
Kevin M. Brown
Amanda Sourry
Mark Sutton

Executive Compensation Tables

Summary Compensation Table

The following table and footnotes provide information regarding the compensation of the NEOs for the fiscal years presented.

Name and Principal Position	Fiscal Year	Salary ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[4]	All Other Compensation ($)[5]	Total ($)
W. Rodney McMullen Chairman and Chief Executive Officer	2023	1,422,581	10,000,038	2,500,632	672,560	193,388	921,373	15,710,572
	2022	1,388,495	10,367,639	2,299,636	4,130,769	175,750	847,554	19,209,843
	2021	1,351,358	8,800,023	2,199,162	4,647,750	159,640	1,010,797	18,168,730
Gary Millerchip Senior Vice President and Chief Financial Officer	2023	901,411	3,400,063	850,220	224,176		313,928	5,689,798
	2022	809,879	3,358,792	749,879	1,269,231		265,342	6,453,123
	2021	726,815	2,800,022	699,735	1,498,006		261,842	5,986,420
Stuart W. Aitken Senior Vice President and Chief Merchant & Marketing Officer	2023	1,003,024	3,400,063	850,220	211,950		325,497	5,790,754
	2022	915,632	3,346,838	749,879	1,269,231		277,694	6,559,274
	2021	878,387	2,800,022	699,735	1,527,013		300,214	6,205,371
Yael Cosset Senior Vice President and Chief Information Officer	2023	880,376	3,400,063	850,220	224,176		318,427	5,673,262
	2022	809,879	3,358,792	749,879	1,269,231		267,548	6,455,329
	2021	739,685	2,800,022	699,735	1,498,006		265,342	6,002,790
Timothy A. Massa Senior Vice President and Chief People Officer	2023	905,780	2,400,017	600,162	201,159		234,018	4,341,136
	2022	839,113	2,320,484	499,919	1,133,654		208,794	5,001,964
	2021	780,914	1,760,033	439,836	1,194,114		210,350	4,385,247

(1) Amounts reflect the grant date fair value of restricted stock and performance units granted each fiscal year, as computed in accordance with FASB ASC Topic 718. The following table reflects the value of each type of award granted to the NEOs in 2023:

Name	Restricted Stock	Performance Units
Mr. McMullen	$3,750,044	$6,249,994
Mr. Millerchip	$1,275,041	$2,125,022
Mr. Aitken	$1,275,041	$2,125,022
Mr. Cosset	$1,275,041	$2,125,022
Mr. Massa	$900,018	$1,499,999

The Restricted Stock values include the annual grant of restricted stock in 2023.

The grant date fair value of the performance units reflected in the stock awards column and in the table above is computed based on the probable outcome of the performance conditions as of the grant date. This amount is consistent with the estimate of aggregate compensation cost to be recognized by the Company over the three-year performance period of the award determined as of the grant date under FASB ASC Topic 718, excluding the effect of estimated forfeitures. The assumptions used in calculating the valuations are set forth in Note 11 to the consolidated financial statements in Kroger's Form 10-K for fiscal year 2023.

Assuming that the highest level of performance conditions is achieved, the aggregate fair value of the 2023 performance unit awards at the grant date is as follows:

Name	Value of Performance Units Assuming Maximum Performance
Mr. McMullen	$11,718,756
Mr. Millerchip	$3,984,404
Mr. Aitken	$3,984,404
Mr. Cosset	$3,984,404
Mr. Massa	$2,812,509

(2) These amounts represent the aggregate grant date fair value of option awards computed in accordance with FASB ASC Topic 718. The assumptions used in calculating the valuations are set forth in Note 11 to the consolidated financial statements in Kroger's Form 10-K for fiscal year 2023.

(3) Non-equity incentive plan compensation earned for 2023 consists of amounts earned under the 2023 Annual Incentive Plan. The 2023 Annual Incentive Plan was calculated at 24.02.% and was applied to each NEO's annual incentive plan target, except for Mr. Aitken. Mr. Aitken's payout of 22.71% of his annual incentive target was calculated based on the Annual Incentive Plan metrics and the merchandising team metrics. See "2023 Annual Incentive Plan Results" in the Compensation Discussion and Analysis for more information on this plan.

(4) The amount reported consists of preferential earnings on nonqualified deferred compensation, which only applies to Mr. McMullen. The remainder of the NEOs do not participate in a defined benefit pension plan or in a nonqualified deferred compensation plan.

Change in Pension Value. The actuarial present value of Mr. McMullen's accumulated pension benefits decreased by $168,788. This change in value of accumulated pension benefits is not included in the Summary Compensation Table because the value decreased. The value of accrued benefits decreased primarily due to the change in value of the benefit due to the increase in discount rates as well as the change in value of the benefit due to aging. The Company froze the compensation and service periods used to calculate pension benefits for active associates who participate in the affected pension plans, including Mr. McMullen's, as of December 31, 2019. Beginning January 1, 2020, the affected active associates will no longer accrue additional benefits for future service and eligible compensation received under these plans. Please see the 2023 Pension Benefits section for further information regarding the assumptions used in calculating pension benefits.

Preferential Earnings on Nonqualified Deferred Compensation. Mr. McMullen participates in The Kroger Co. Executive Deferred Compensation Plan (the "Deferred Compensation Plan") and received preferential earnings of $193,388. Under the plan, deferred compensation earns interest at a rate representing Kroger's cost of ten-year debt, as determined by the CFO, and approved by the Compensation Committee prior to the beginning of each deferral year. For each participant, a separate deferral account is created each year and the interest rate established for that year is applied to that deferral account until the deferred compensation is paid out. If the interest rate established by Kroger for a particular year exceeds 120% of the applicable federal long-term interest rate that corresponds most closely to the plan rate, the amount by which the plan rate exceeds 120% of the corresponding federal rate is deemed to be above-market or preferential. For each of the deferral accounts in which the plan rate is deemed to be above-market, Kroger calculates the amount by which the actual annual earnings on the account exceed what the annual earnings would have been if the account earned interest at 120% of the corresponding federal rate, and discloses those amounts as preferential earnings.

(5) Amounts reported in the "All Other Compensation" column for 2023 include Company contributions to defined contribution retirement plans, dividend equivalents paid on earned performance units, and dividends paid on unvested restricted stock. In 2023, the total amount of perquisites and personal benefits for each of the NEOs was less than $10,000. The following table identifies the value of each element of All Other Compensation:

Name	Retirement Plan Contributions[a]	Payment of Dividend Equivalents on Earned Performance Units	Dividends Paid on Unvested Restricted Stock
Mr. McMullen	$ 307,075	$ 369,950	$ 244,348
Mr. Millerchip	$ 117,025	$ 117,712	$ 79,191
Mr. Aitken	$ 127,351	$ 117,712	$ 80,434
Mr. Cosset	$ 120,463	$ 117,712	$ 80,252
Mr. Massa	$ 106,831	$ 73,991	$ 53,196

(a) *Retirement plan contributions.* The Company makes automatic and matching contributions to NEOs' accounts under the applicable defined contribution plan on the same terms and using the same formulas as other participating associates. The Company also makes contributions to NEOs' accounts under the applicable defined contribution plan restoration plan, which is intended to make up the shortfall in retirement benefits caused by the limitations on benefits to highly compensated individuals under the defined contribution plans in accordance with the Code.

2023 Grants of Plan-Based Awards

The following table provides information about equity and non-equity incentive awards granted to the NEOs in 2023.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards		Estimated Future Payouts Under Equity Incentive Plan Awards		All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	All Other Option Awards: Number of Securities Underlying Options (#)[4]	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Target ($)[1]	Maximum ($)[1]	Target (#)[2]	Maximum (#)[2]				
W. Rodney McMullen		2,800,000	5,600,000						
	3/9/2023					79,366			3,750,044
	3/9/2023						165,893	47.25	2,500,632
	3/9/2023			132,275	248,016				6,249,994
Gary Millerchip		950,000	1,900,000						
	3/9/2023					26,985			1,275,041
	3/9/2023						56,404	47.25	850,220
	3/9/2023			44,974	84,326				2,125,022
Stuart W. Aitken		950,000	1,900,000						
	3/9/2023					26,985			1,275,041
	3/9/2023						56,404	47.25	850,220
	3/9/2023			44,974	84,326				2,125,022
Yael Cosset		950,000	1,900,000						
	3/9/2023					26,985			1,275,041
	3/9/2023						56,404	47.25	850,220
	3/9/2023			44,974	84,326				2,125,022
Timothy A. Massa		850,000	1,700,000						
	3/9/2023					19,048			900,018
	3/9/2023						39,815	47.25	600,162
	3/9/2023			31,746	59,524				1,499,999

(1) These amounts relate to the 2023 performance-based annual incentive plan. The amount listed under "Target" represents the annual incentive potential of the NEO. By the terms of the plan, payouts are limited to no more than 200% of a participant's annual incentive potential; accordingly, the amount listed under "Maximum" is 200% of that officer's annual incentive potential amount. The amounts actually earned under this plan were paid out in March 2024; are described in the Compensation Discussion and Analysis; and are included in the Summary Compensation Table for 2023 in the "Non-Equity Incentive Plan Compensation" column and described in footnotes 1 and 3 to that table. See "2023 Annual Cash Incentive Plan" in CD&A for more information about the program for 2023.

(2) These amounts represent performance units awarded under the 2023 Long-Term Incentive Plan, which covers performance during fiscal years 2023, 2024 and 2025. The amount listed under "Maximum" represents the maximum number of common shares that can be earned by the NEO under the award or 187.5% of the target amount. This amount is consistent with the estimate of aggregate compensation cost to be recognized by the Company over the three-year performance period of the award determined as of the grant date under FASB ASC Topic 718, excluding the effect of estimated forfeitures. The grant date fair value reported in the last column is based on the probable outcome of the performance conditions as of the grant date. The aggregate grant date fair value of these awards is included in the Summary Compensation Table for 2023 in the "Stock Awards" column and described in footnote 1 to that table.

(3) These amounts represent the number of shares of restricted stock granted in 2023. The aggregate grant date fair value reported in the last column is calculated in accordance with FASB ASC Topic 718. The aggregate grant date fair value of these awards is included in the Summary Compensation Table for 2023 in the "Stock Awards" column and described in footnote 1 to that table.

(4) These amounts represent the number of stock options granted in 2023. Options are granted with an exercise price equal to the closing price of Kroger common shares on the grant date. The aggregate grant date fair value reported in the last column is calculated in accordance with FASB ASC Topic 718. The aggregate grant date fair value of these awards is included in the Summary Compensation Table for 2023 in the "Option Awards" column and described in footnote 2 to that table.

The Compensation Committee, and the independent members of the Board in the case of the CEO, established the incentive potential amounts for the performance-based annual incentive awards (shown in this table as "Target") and the number of performance units awarded for the long-term incentive awards (shown in this table as "Target"). Amounts are payable to the extent that Kroger's actual performance meets specific performance metrics established by the Compensation Committee at the beginning of the performance period. There are no guaranteed or minimum payouts; if none of the performance metrics are achieved, then none of the award is earned and no payout is made. As described in the CD&A, actual earnings under the performance-based annual incentive plan may exceed the target amount if the Company's performance exceeds the performance goals, but are limited to 200% of the target amount. The potential values for performance units awarded under the 2023-2025 Long-Term Incentive Plan are more particularly described in the CD&A.

The annual restricted stock and nonqualified stock options awards granted to the NEOs vest in equal amounts on each of the first four anniversaries of the grant date, so long as the officer remains a Kroger associate. Any dividends declared on Kroger common shares are payable on unvested restricted stock.

2023 Outstanding Equity Awards at Fiscal Year-End

The following table provides information about outstanding equity-based incentive compensation awards for the NEOs as of the end of 2023. The vesting schedule for each award is described in the footnotes to this table. The market value of unvested restricted stock and unearned performance units is based on the closing price of Kroger's common shares of $46.14 on February 2, 2024, the last trading day of fiscal 2023.

Name	Option Awards				Stock Awards			
	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
W. Rodney McMullen	300,000		24.67	7/15/2024	27,044[5]	1,247,810		
	235,415		38.33	7/15/2025	47,224[6]	2,178,915		
	358,091		37.48	7/13/2026	45,324[7]	2,091,249		
	573,127		22.92	7/13/2027	79,366[8]	3,661,947		
	349,293		28.05	7/13/2028	24,712[9]	1,140,212		
	348,259		24.75	3/14/2029			64,510[10]	3,182,923
	246,865	82,289[1]	29.12	3/12/2030			132,275[11]	6,555,550
	130,486	130,487[2]	34.94	3/11/2031				
	35,714	107,144[3]	57.09	3/10/2032				
		165,893[4]	47.25	3/9/2033				
Gary Millerchip	9,600		24.67	7/15/2024	6,954[5]	320,858		
	13,992		38.33	7/15/2025	15,026[6]	693,300		
	27,972		37.48	7/13/2026	14,780[7]	681,949		
	34,905		22.92	7/13/2027	26,985[8]	1,245,088		
	30,251		28.05	7/13/2028	7,593[9]	350,341		
	82,919		24.75	3/14/2029			21,036[10]	1,037,916
	51,116		22.08	7/15/2029			44,974[11]	2,228,911
	63,480	21,160[1]	29.12	3/12/2030				
	41,518	41,519[2]	34.94	3/11/2031				
	11,646	34,938[3]	57.09	3/10/2032				
		56,404[4]	47.25	3/9/2033				
Stuart W. Aitken	11,149		22.92	7/13/2027	6,954[5]	320,858		
	33,124		28.05	7/13/2028	15,026[6]	693,300		
	99,503		24.75	3/14/2029	14,780[7]	681,949		
	63,480	21,160[1]	29.12	3/12/2030	26,985[8]	1,245,088		
	41,518	41,519[2]	34.94	3/11/2031	7,340[9]	338,668		
	11,646	34,938[3]	57.09	3/10/2032			21,036[10]	1,037,916
		56,404[4]	47.25	3/9/2033			44,974[11]	2,228,911
Yael Cosset	10,611		28.83	3/9/2027	6,954[5]	320,858		
	8,704		22.92	7/13/2027	15,026[6]	693,300		
	29,499		28.05	7/13/2028	14,780[7]	681,949		
	82,919		24.75	3/14/2029	26,985[8]	1,245,088		
	63,480	21,160[1]	29.12	3/12/2030	7,593[9]	350,341		
	41,518	41,519[2]	34.94	3/11/2031			21,036[10]	1,037,916
	11,646	34,938[3]	57.09	3/10/2032			44,974[11]	2,228,911
		56,404[4]	47.25	3/9/2033				

Timothy A. Massa	29,970		38.33	7/15/2025	5,152[5]	237,713		
	25,889		37.48	7/13/2026	9,445[6]	435,792		
	45,065		22.92	7/13/2027	9,854[7]	454,664		
	40,561		28.05	7/13/2028	19,048[8]	878,875		
	66,336		24.75	3/14/2029	6,782[9]	312,921	14,024[10]	691,943
	47,022	15,674[1]	29.12	3/12/2030			31,746[11]	1,573,331
	26,097	26,098[2]	34.94	3/11/2031				
	7,764	23,292[3]	57.09	3/10/2032				
		39,815[4]	47.25	3/9/2033				

(1) Stock options vest on 3/12/2024.

(2) Stock options vest in equal amounts on 3/11/2024 and 3/11/2025.

(3) Stock options vest in equal amounts on 3/10/2024, 3/10/2025, and 3/10/2026.

(4) Stock options vest in equal amounts on 3/9/2024, 3/9/2025, 3/9/2026, and 3/9/2027.

(5) Restricted stock vests on 3/12/2024.

(6) Restricted stock vests in equal amounts on 3/11/2024 and 3/11/2025.

(7) Restricted stock vests in equal amounts on 3/10/2024, 3/10/2025, and 3/10/2026.

(8) Restricted stock vests in equal amounts on 3/9/2024, 3/9/2025, 3/9/2026, and 3/9/2027.

(9) Restricted stock vests on 3/9/2024.

(10) Performance units granted under the 2022 long-term incentive plan are earned as of the last day of fiscal 2024, to the extent performance conditions are achieved. Because the awards earned are not currently determinable, in accordance with SEC rules, the number of units and the corresponding market value reflect a representative amount based on performance through fiscal year 2023, including cash payments equal to projected dividend equivalent payments.

(11) Performance units granted under the 2023 long-term incentive plan are earned as of the last day of fiscal 2025, to the extent performance conditions are achieved. Because the awards earned are not currently determinable, in accordance with SEC rules, the number of units and the corresponding market value reflect a representative amount based on performance in fiscal year 2023, including cash payments equal to projected dividend equivalent payments.

2023 Option Exercises and Stock Vested

The following table provides information regarding 2023 stock options exercised, restricted stock vested, and common shares issued pursuant to performance units earned under long-term incentive plans.

	Option Awards[1]		Stock Awards[2]	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
W. Rodney McMullen	194,880	5,912,659	228,769	11,880,857
Gary Millerchip	—	—	73,141	3,792,552
Stuart W. Aitken	—	—	73,838	3,825,427
Yael Cosset	—	—	72,323	3,753,949
Timothy A. Massa	46,000	1,013,795	43,942	2,290,693

(1) Stock options have a ten-year life and expire if not exercised within that ten-year period. The value realized on exercise is the difference between the exercise price of the option and the closing price of Kroger’s common shares on the exercise date.

(2) The Stock Awards columns include vested restricted stock and earned performance units, as follows:

Name	Vested Restricted Stock		Earned Performance Units	
	Number of Shares	Value Realized	Number of Shares	Value Realized
W. Rodney McMullen	97,581	$4,598,611	131,188	$7,282,246
Gary Millerchip	31,399	$1,475,454	41,742	$2,317,098
Stuart W. Aitken	32,096	$1,508,329	41,742	$2,317,098
Yael Cosset	30,581	$1,436,851	41,742	$2,317,098
Timothy A. Massa	17,704	$834,222	26,238	$1,456,471

Restricted stock. The table includes the number of shares acquired upon vesting of restricted stock and the value realized on the vesting of restricted stock, based on the closing price of Kroger common shares on the vesting date.

Performance Units. Participants in the 2021-2023 Long-Term Incentive Plan were awarded performance units that were earned based on performance criteria established by the Compensation Committee as described in "2021-2023 Long-Term Incentive Plan — Results and Payout" in the CD&A. Actual payouts were based on the level of performance achieved and were paid in common shares. The number of common shares issued, and the value realized based on the closing price of Kroger common shares of $55.51 on March 14, 2024, the date of deemed delivery of the shares, are reflected in the table above.

2023 Pension Benefits

The following table provides information regarding pension benefits for the NEOs as of the last day of fiscal 2023. Only Mr. McMullen participates in a pension plan.

Name	Plan Name	Number of Years Credited Service (#)[1]	Present Value of Accumulated Benefit ($)[2]	Payments during Last fiscal year ($)
W. Rodney McMullen	Pension Plan	34	1,597,556	—
	Excess Plan	34	17,854,044	—
Gary Millerchip	Pension Plan	—	—	—
	Excess Plan	—	—	—
Stuart W. Aitken	Pension Plan	—	—	—
	Excess Plan	—	—	—
Yael Cosset	Pension Plan	—	—	—
	Excess Plan	—	—	—
Timothy A. Massa	Pension Plan	—	—	—
	Excess Plan	—	—	—

(1) In 2018, the Company froze the service periods used to calculate pension benefits and thus, Mr. McMullen's number of years of credited service is less than his actual 45 years of service.

(2) The discount rate used to determine the present values was 5.27% for The Kroger Consolidated Retirement Benefit Plan Spin Off (the "Pension Plan") and 5.25% for The Kroger Co. Consolidated Retirement Excess Benefit Plan (the "Excess Plan"), which are the same rates used at the measurement date for financial reporting purposes. Additional assumptions used in calculating the present values are set forth in Note 14 to the consolidated financial statements in Kroger's 10-K for fiscal year 2023.

Pension Plan and Excess Plan

In 2023, Mr. McMullen was a participant in the Pension Plan, which is a qualified defined benefit pension plan. Mr. McMullen also participates in the Excess Plan, which is a nonqualified deferred compensation plan as defined in Section 409A of the Code. The purpose of the Excess Plan is to make up the shortfall in retirement benefits caused by the limitations on benefits to highly compensated individuals under the qualified defined benefit pension plans in accordance with the Code.

Although participants generally receive credited service beginning at age 21, certain participants in the Pension Plan and the Excess Plan who commenced employment prior to 1986, including Mr. McMullen, began to accrue credited service after attaining age 25 and one year of service. The Pension Plan and the Excess Plan generally determine accrued benefits using a cash balance formula but retain benefit formulas applicable under prior plans for certain "grandfathered participants" who were employed by Kroger on December 31, 2000. Mr. McMullen is eligible for these grandfathered benefits.

Grandfathered Participants

Benefits for grandfathered participants are determined using formulas applicable under prior plans, including the Kroger formula covering service to The Kroger Co. As a "grandfathered participant," Mr. McMullen will receive benefits under the Pension Plan and the Excess Plan, determined as follows:

- $1\frac{1}{2}\%$ times years of credited service multiplied by the average of the highest five years of total earnings (base salary and annual cash incentive) during the last ten calendar years of employment, reduced by $1\frac{1}{4}\%$ times years of credited service multiplied by the primary social security benefit;

- normal retirement age is 65; and

- unreduced benefits are payable beginning at age 62.

In 2018, we announced changes to these company-sponsored pension plans. The Company froze the compensation and service periods used to calculate pension benefits for active associates who participate in the affected pension plans, including the NEO participants, as of December 31, 2019. Beginning January 1, 2020, the affected active associates no longer accrue additional benefits for future service and eligible compensation received under these plans.

2023 Nonqualified Deferred Compensation

The following table provides information on nonqualified deferred compensation for the NEOs for 2023. Only Mr. McMullen participates in a nonqualified deferred compensation plan.

Name	Executive Contributions in Last FY	Aggregate Earnings in Last FY[1]	Aggregate Balance at Last FYE[2]
W. Rodney McMullen	$77,500	$960,586	$15,144,738
Gary Millerchip	—	—	—
Stuart W. Aitken	—	—	—
Yael Cosset	—	—	—
Timothy A. Massa	—	—	—

(1) This amount includes the aggregate earnings on Mr. McMullen's account, including any above-market or preferential earnings. The amount of $193,388 earned in 2023 is deemed to be preferential earnings and is included in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of the Summary Compensation Table for 2023.

(2) The amount of $4,188,521 for Mr. McMullen was reported in the Summary Compensation Tables covering fiscal years 2006 – 2022.

Executive Deferred Compensation Plan

Mr. McMullen participates in the Deferred Compensation Plan, which is a nonqualified deferred compensation plan. Participants may elect to defer up to 100% of the amount of their salary that exceeds the sum of the FICA wage base and pre-tax insurance and other Code Section 125 plan deductions, as well as up to 100% of their cash incentive compensation. Kroger does not match any deferral or provide other contributions. Deferral account amounts are credited with interest at the rate representing Kroger's cost of ten-year debt as determined by Kroger's CFO and approved by the Compensation Committee prior to the beginning of each deferral year. The interest rate established for deferral amounts for each deferral year will be applied to those deferral amounts for all subsequent years until the deferred compensation is paid out. Participants can elect to receive lump sum distributions or quarterly installments for periods up to ten years. Participants also can elect between lump sum distributions and quarterly installments to be received by designated beneficiaries if the participant dies before distribution of deferred compensation is completed.

Participants may not withdraw amounts from their accounts until they leave Kroger, except that Kroger has discretion to approve an early distribution to a participant upon the occurrence of an unforeseen emergency. Participants who are "specified associates" under Section 409A of the Code, which includes the NEOs, may not receive a post-termination distribution for at least six months following separation. If the associate dies prior to or during the distribution period, the remainder of the account will be distributed to his or her designated beneficiary in lump sum or quarterly installments, according to the participant's prior election.

Potential Payments upon Termination or Change in Control

Kroger does not have employment agreements that provide for payments to the NEOs in connection with a termination of employment or a change in control of Kroger. However, KEPP and award agreements for stock options, restricted stock and performance units provide for certain payments and benefits to participants, including the NEOs, in the event of a termination of employment or a change in control of Kroger, as defined in the applicable plan or agreement. Our pension plans and nonqualified deferred compensation plan also provide for certain payments and benefits to participants in the event of a termination of employment, as described above in the 2023 Pension Benefits section and the 2023 Nonqualified Deferred Compensation section, respectively.

The Kroger Co. Employee Protection Plan

KEPP applies to all management associates who are classified as exempt under the federal Fair Labor Standards Act and to certain administrative or technical support personnel who are not covered by a collective bargaining agreement, with at least one year of service, including the NEOs. KEPP provides severance benefits when a participant's employment is terminated actually or constructively within two years following a change in control of Kroger, as defined in KEPP. The actual amount of the severance benefit is dependent on pay level and years of service. Exempt associates, including the NEOs, are eligible for the following benefits:

- a lump sum severance payment equal to up to 24 months of the participant's annual base salary and target annual incentive potential;

- a lump sum payment equal to the participant's accrued and unpaid vacation, including banked vacation;

- continued medical and dental benefits for up to 24 months and continued group term life insurance coverage for up to six months; and

- up to $10,000 as reimbursement for eligible outplacement expenses.

In the event that any payments or benefits received or to be received by an eligible associate in connection with a change in control or termination of employment (whether pursuant to KEPP or any other plan, arrangement or agreement with Kroger or any person whose actions result in a change in control) would constitute parachute payments within the meaning of Section 280G of the Code and would be subject to the excise tax under Section 4999 of the Code, then such payments and benefits will either be (i) paid in full or (ii) reduced to the minimum extent necessary to ensure that no portion of such payments or benefits will be subject to the excise tax, whichever results in the eligible associate receiving the greatest aggregate amount on an after-tax basis.

Long-Term Incentive Awards

The following table describes the treatment of long-term incentive awards following a termination of employment or change in control of Kroger, as defined in the applicable agreement. In each case, the continued vesting, exercisability or eligibility for the incentive awards will end if the participant provides services to a competitor of Kroger.

Triggering Event	Stock Options	Restricted Stock	Performance Units
Involuntary Termination	Forfeit all unvested options. Previously vested options remain exercisable for the shorter of one year after termination or the remainder of the original 10-year term	Forfeit all unvested shares	Forfeit all rights to units for which the three-year performance period has not ended
Voluntary Termination/Retirement • Prior to minimum age and five years of service[1]	Forfeit all unvested options. Previously vested options remain exercisable for the shorter of one year after termination or the remainder of the original 10-year term	Forfeit all unvested shares	Forfeit all rights to units for which the three-year performance period has not ended
Voluntary Termination/ Retirement • After minimum age and five years of service[1]	Unvested options held greater than one year continue vesting on the original schedule. All options are exercisable for remainder of the original 10-year term	Unvested shares held greater than one year continue vesting on the original schedule	Pro rata portion[2] of units earned based on performance results over the full three-year period
Death	Unvested options are immediately vested. All options are exercisable for the remainder of the original 10-year term	Unvested shares immediately vest	Pro rata portion[2] of units earned based on performance results through the end of the fiscal year in which death occurs. Award will be paid following the end of such fiscal year
Disability	Unvested options are immediately vested. All options are exercisable for remainder of the original 10-year term	Unvested shares immediately vest	Pro rata portion[2] of units earned based on performance results over the full three-year period
Change in Control[3] • For awards prior to 2019	Unvested options are immediately vested and exercisable	Unvested shares immediately vest	50% of the units granted at the beginning of the performance period earned immediately
Change in Control[3] • For awards in March 2019 and thereafter	Unvested options only vest and become exercisable upon an actual or constructive termination of employment within two years following a change in control	Unvested shares only vest upon an actual or constructive termination of employment within two years following a change in control	50% of the units granted at the beginning of the performance period earned upon an actual or constructive termination of employment within two years following a change in control

(1) The minimum age requirement is age 62 for stock options and restricted stock and age 55 for performance units.

(2) The prorated amount is equal to the number of weeks of active employment during the performance period divided by the total number of weeks in the performance period.

(3) These benefits are payable upon an actual or constructive termination of employment within two years after a change in control, as defined in the applicable agreements.

Quantification of Payments upon Termination or Change in Control

The following table provides information regarding certain potential payments that would have been made to the NEOs if the triggering event occurred on the last day of the fiscal year, February 3, 2024, given compensation, age and service levels as of that date and, where applicable, based on the closing market price per Kroger common share on the last trading day of the fiscal year ($46.14 on February 2, 2024). Amounts actually received upon the occurrence of a triggering event will vary based on factors such as the timing during the year of such event, the market price of Kroger common shares, and the officer's age, length of service and compensation level.

Name	Involuntary Termination	Voluntary Termination/ Retirement	Death	Disability	Change in Control without Termination	Change in Control with Termination
W. Rodney McMullen						
Accrued and Banked Vacation	$654,904	$654,904	$654,904	$654,904	$654,904	$654,904
Severance	–	–	–	–	–	$8,400,000
Continued Health and Welfare Benefits[1]	–	–	–	–	–	$53,825
Stock Options[2]	$0	$2,862,013	$2,862,013	$2,862,013	$0	$2,862,013
Restricted Stock[3]	$0	$10,320,134	$10,320,134	$10,320,134	$0	$10,320,134
Performance Units[4]	$0	$4,018,713	$4,018,713	$4,018,713	$0	$5,375,149
Executive Group Life Insurance	–	–	$2,000,000	–	–	–
Gary Millerchip						
Accrued and Banked Vacation	$10,385	$10,385	$10,385	$10,385	$10,385	$10,385
Severance	–	–	–	–	–	$3,700,008
Continued Health and Welfare Benefits[1]	–	–	–	–	–	$64,726
Stock Options[2]	$0	$0	$825,156	$825,156	$0	$825,156
Restricted Stock[3]	$0	$0	$3,291,535	$3,291,535	$0	$3,291,535
Performance Units[4]	$0	$0	$1,338,766	$1,338,766	$0	$1,795,238
Executive Group Life Insurance	–	–	$1,350,000	–	–	–
Stuart W. Aitken						
Accrued and Banked Vacation	$11,539	$11,539	$11,539	$11,539	$11,539	$11,539
Severance	–	–	–	–	–	$3,900,000
Continued Health and Welfare Benefits[1]	–	–	–	–	–	$64,822
Stock Options[2]	$0	$0	$825,156	$825,156	$0	$825,156
Restricted Stock[3]	$0	$0	$3,279,862	$3,279,862	$0	$3,279,862
Performance Units[4]	$0	$0	$1,338,766	$1,338,766	$0	$1,795,238
Executive Group Life Insurance	–	–	$1,500,000	–	–	–
Yael Cosset						
Accrued and Banked Vacation	$10,096	$10,096	$10,096	$10,096	$10,096	$10,096
Severance	–	–	–	–	–	$3,650,016
Continued Health and Welfare Benefits[1]	–	–	–	–	–	$34,081
Stock Options[2]	$0	$0	$825,156	$825,156	$0	$825,156
Restricted Stock[3]	$0	$0	$3,291,535	$3,291,535	$0	$3,291,535
Performance Units[4]	$0	$0	$1,338,766	$1,338,766	$0	$1,795,238
Executive Group Life Insurance	–	–	$1,312,500	–	–	–
Timothy A. Massa						
Accrued and Banked Vacation	$10,385	$10,385	$10,385	$10,385	$10,385	$10,385
Severance	–	–	–	–	–	$3,500,016
Continued Health and Welfare Benefits[1]	–	–	–	–	–	$53,286
Stock Options[2]	$0	$0	$559,069	$559,069	$0	$559,069
Restricted Stock[3]	$0	$0	$2,319,965	$2,319,965	$0	$2,319,965
Performance Units[4]	$0	$919,624	$919,624	$919,624	$0	$1,237,498
Executive Group Life Insurance	–	–	$1,350,000	–	–	–

(1) Represents the aggregate present value of continued participation in the Company's medical, dental and executive term life insurance plans, based on the premiums payable by the Company during the eligible period.

The eligible period for continued medical and dental benefits is based on the level and length of service, which is 24 months for all NEOs. The eligible period for continued executive term life insurance coverage is six months for the NEOs. The amounts reported may ultimately be lower if the NEO is no longer eligible to receive benefits, which could occur upon obtaining other employment and becoming eligible for substantially equivalent benefits through the new employer.

(2) Amounts reported in the "Death," "Disability," and "Change in Control" columns represent the intrinsic value of the accelerated vesting of unvested stock options, calculated as the difference between the exercise price of the stock option and the closing price per Kroger common share on February 3, 2024. A value of $0 is attributed to stock options with an exercise price greater than the market price on the last day of the fiscal year. In accordance with SEC rules, no amount is reported in the "Voluntary Termination/Retirement" column because vesting is not accelerated, but the options may continue to vest on the original schedule if the conditions described above are met.

(3) Amounts reported in the "Death," "Disability," and "Change in Control" columns represent the aggregate value of the accelerated vesting of unvested restricted stock. In accordance with SEC rules, no amount is reported in the "Voluntary Termination/Retirement" column because vesting is not accelerated, but the restricted stock may continue to vest on the original schedule if the conditions described above are met.

(4) Amounts reported in the "Voluntary Termination/Retirement," "Death" and "Disability" columns represent the aggregate value of the performance units granted in 2022 and 2023, based on performance through the last day of fiscal 2023 and prorated for the portion of the performance period completed. Amounts reported in the change in control column represent the aggregate value of 50% of the maximum number of performance units granted in 2022 and 2023. Awards under the 2021 Long-Term Incentive Plan were earned as of the last day of 2023 so each NEO age 55 or over was entitled to receive (regardless of the triggering event) the amount actually earned, which is reported in the Stock Awards column of the 2023 Option Exercises and Stock Vested Table.

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive "compensation actually paid," or "CAP," and certain financial performance of the Company. For further information concerning the Company's pay-for-performance philosophy and how the Company aligns executive compensation with the Company's performance, refer to the CD&A beginning on page 47.

PAY VERSUS PERFORMANCE TABLE*

(a)	(b)	(c)	(d)	(e)	(f)		(g)	(h)
					Value of Initial Fixed $100 Investment Based on[5]			
Year	Summary Compensation Table Total for PEO ($)[1]	Compensation Actually Paid to PEO ($)[2]	Average Summary Compensation Table Total for Non-PEO NEOs ($)[3]	Average Compensation Actually Paid to Non-PEO NEOs ($)[4]	Total Share-holder Return ($)	Peer Group Total Share-holder Return ($)	Net Income ($)[6] (in millions)	Adjusted FIFO Operating Profit ($)[7] (in millions)
2023	15,710,572	16,841,015	5,373,738	5,669,814	186.91	164.01	2,164	4,986
2022	19,209,843	23,325,794	6,117,423	6,281,085	178.23	140.77	2,244	5,079
2021	18,168,730	36,111,316	5,644,957	9,323,327	168.66	145.25	1,655	4,310
2020	22,373,574	29,840,084	6,932,437	9,191,933	131.19	123.01	2,585	4,056

*Totals in the above table might not equal the summation of the columns due to rounding amounts to the nearest dollar.

1. During fiscal 2020, 2021, 2022 and 2023 Mr. McMullen served as our Principal Executive Officer ("PEO"). The dollar amounts reported in column (b) are the amounts of total compensation reported for each corresponding year in the Total column of the Summary Compensation Table ("SCT").
2. The dollar amounts reported in column (c) represent the amount of "compensation actually paid" to Mr. McMullen as computed in accordance with Item 402(v) of Regulation S-K. The amounts do not reflect the actual amount of compensation earned by or paid to Mr. McMullen during the applicable year. In

accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to Mr. McMullen's total compensation for each year to determine the CAP:

	PEO SCT Total to CAP Reconciliation					
Year	Reported Summary Compensation Table for PEO ($)	Reported Summary Compensation Table Value of Equity Awards[a] ($)	Equity Award Adjustments[b] ($)	Reported Change in the APV of Pension Benefits in Summary Compensation Table [c] ($)	Plus: Pension Benefit Adjustments[b][c] ($)	Compensation Actually Paid to PEO ($)
2023	15,710,572	12,500,670	13,631,113			16,841,015

    a) The amounts included in this column are the amounts reported in "Stock Awards" and "Option Awards" column of the SCT for fiscal 2023 and are subtracted from the Reported Summary Compensation Table for PEO.

    b) The equity award and pension benefit adjustments for fiscal 2023 were calculated in accordance with the methodology required by Item 402(v) of Regulation S-K as follow: the equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in fiscal 2023 that are outstanding and unvested as of the end of the year; (ii) the amount equal to the change as of the end of fiscal 2023 (from the end of the prior fiscal year) in the fair value of any awards granted in prior years that are outstanding and unvested as of the end of fiscal 2023; (iii) for awards that are granted and vest in fiscal 2023, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in fiscal 2023, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during fiscal 2023, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments for the PEO are provided in the table below:

	PEO Equity Award Adjustments				
Year	Year End Fair Value of Awards Granted in the Year ($)	YoY Change in Fair Value of Outstanding & Unvested Awards ($)	Fair Value as of Vesting Date of Awards Granted and Vested in the Year ($)	Year over Year Change in Fair Value of Awards Granted in Prior Years that Vested in the Year ($)	Total Equity Award Adjustments ($)
2023	13,146,559	(1,842,542)	-	2,327,096	13,631,113

    c) The amounts included in this column are the amounts reported in "Change in Pension and Nonqualifed Deferred Compensation" of the SCT for fiscal 2023. Total Pension Benefit Adjustments are equal to the Pension Service Costs incurred during the relevant period. No Prior Service Costs were incurred as no modifications were made to the pension plan during the relevant period.

3. The dollar amounts reported in column (d) represent the average of the amounts reported for our non-PEO NEOs as a group in the Total column of the SCT in fiscal 2023.

4. The dollar amounts reported in column (e) represent the average amount of "compensation actually paid" to the Non-PEO NEOs as a group, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to these NEOs

as a group during fiscal 2023. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to the average total compensation for these NEOs as a group for fiscal 2023 to determine the CAP using the same methodology as described in footnote 2:

	Average Non-PEO NEOs Summary Compensation Table Total to CAP Reconciliation					
Year	Average Reported Summary Compensation Table for Non-PEO NEOs ($)	Average Reported Summary Compensation Table Value of Equity Awards for non-PEO NEOs ($)	Average Equity Award Adjustments[a] ($)	Average Reported Change in the APV of Pension Benefits in SCT[b] ($)	Plus: Average Pension Benefit Adjustments ($)	Average Compensation Actually Paid to non-PEO NEOs ($)
2023	5,373,738	3,937,757	4,233,833	-	-	5,669,814

(a) The amounts deducted or added in calculating the total average equity award adjustments are provided in the table below:

	Equity Award Adjustments for Non-PEO NEOs				
Year	Average Year End Fair Value of Awards Granted in the Year ($)	Year over Year Average Change in Fair Value of Outstanding & Unvested Awards ($)	Average Fair Value as of Vesting Date of Awards Granted and Vested in the Year ($)	Year over Year Average Change in Fair Value of Awards Granted in Prior Years that Vested in the Year ($)	Total Average Equity Award Adjustment ($)
2023	4,120,112	(543,557)	-	657,278	4,233,833

(b) Total Pension Benefit Adjustments are equal to the Pension Service Costs incurred during the relevant period. No Prior Service Costs were incurred as no modifications were made to the pension plan during the relevant period.

5. Cumulative TSR is calculated by dividing (a) the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between the Company's share price at the end and the beginning of the measurement period by (b) the Company's share price at the beginning of the measurement period. The peer group selected by the Company for purposes of the TSR benchmarking for the pay versus performance disclosures is the same peer group the Company uses for its performance graph in the Annual Report on Form 10-K pursuant to Item 201(e) of Regulation S-K. The Peer Group consists of Albertsons Companies, Inc. (included from June 26, 2020 when it began trading), Costco Wholesale Corporation, CVS Health Corporation, Koninklijke Ahold Delhaize N.V., Target Corp., Walgreens Boots Alliance Inc. and Walmart Inc. The cumulative TSR depicts a hypothetical $100 investment in Kroger common shares on February 1, 2021, and shows the value of that investment over time (assuming the reinvestment of dividends) for each calendar year. A hypothetical $100 investment in the Peer Group using the same methodology is shown for comparison.

6. Net income is as reported in the Company's audited financial statements for the applicable year in accordance with U.S. GAAP.

7. Adjusted FIFO Operating Profit equals gross profit, excluding the LIFO charge, minus OG&A, minus rent, and minus depreciation and amortization. For a reconciliation of non-GAAP information, see pages 29-36 of our Annual Report on Form 10-K for the fiscal year ended February 3, 2024, filed with the SEC on April 2, 2024.

Most Important Performance Measures

The three measures listed below represent the most important financial performance measures used by the Company to link CAP to Company performance for the 2023 fiscal year:

- Adjusted FIFO Operating Profit
- ID sales, without fuel
- Adjusted net earnings per diluted share attributable to The Kroger Co.

For a reconciliation of non-GAAP information, see pages 29-36 of our Annual Report on Form 10-K for the fiscal year ended February 3, 2024, filed with the SEC on April 2, 2024.

COMPANY SELECTED METRIC – Adjusted FIFO Operating Profit



NET INCOME GRAPHICAL REPRESENTATION



KROGER TSR GRAPHICAL REPRESENTATION



CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, we are providing the following information regarding the ratio of the annual total compensation of our Chairman and CEO, Mr. McMullen, to the annual total compensation of our median associate.

As reported in the Summary Compensation Table, our CEO had annual total compensation for 2023 of $15,710,572. Using this Summary Compensation Table methodology, the annual total compensation of our median associate for 2023 was $31,302. As a result, we estimate that the ratio of our CEO's annual total compensation to that of our median associate for fiscal 2023 was 502 to 1. Our median employee is a full-time associate in the Central region. Over half of Kroger's associates are part-time workers.

This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll records and the methodology described below. The SEC rules for identifying the median compensated associate and calculating the pay ratio based on that associate's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices. As such, other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios. Therefore, the estimated pay ratio reported above may not be comparable to the pay ratios reported by other companies and should not be used as a basis for comparison between companies.

We identify the "median employee" from our employee population on the last day of our 12th fiscal period (December 30, 2023), which included full-time, part-time, temporary, and seasonal employees who were employed on that date. The consistently applied compensation measure we used was "base salary/wages paid," which we measured from the beginning of our payroll calendar year, January 1, 2023, through December 30, 2023; and as reflected on 2023 W2 statements. For associates hired in 2023 or associates on leave at the end of 2023, their earnings were annualized based on their full-time equivalent percent and rate. We did not make any other adjustments permissible by the SEC nor did we make any other material assumptions or estimates to identify our median employee. There were no changes in our employee population or compensation arrangements that would have significantly affected our pay ratio calculation.

We then determined the median associate's annual total compensation using the Summary Compensation Table methodology as detailed in Item 402(c)(2)(x) of Regulation S-K and compared it to the annual total compensation of Mr. McMullen as detailed in the "Total" column of the Summary Compensation Table for 2023, to arrive at the pay ratio disclosed above. Because our median associate in fiscal 2022 was not employed for all of fiscal 2023, we identified a substitute median associate whose compensation is substantially similar as permitted under SEC rules on

March 25, 2024 because we reasonably believed that continuing to use the prior median associate would have significantly affected our CEO pay ratio disclosure and the CEO pay ratio would not reflect the actual ratio that was used to calculate the pay ratio.

Compensation Policies as They Relate to Risk Management

As part of the Compensation Committee's review of our compensation practices, the Compensation Committee considers and analyzes the extent to which risks arise from such practices and their impact on Kroger's business. As discussed in this Compensation Discussion and Analysis, our policies and practices for compensating associates are designed to, among other things, attract and retain high quality and engaged associates. In this process, the Compensation Committee also focuses on minimizing risk through the implementation of certain practices and policies, such as the executive compensation recoupment policy, which is described above. Accordingly, we do not believe that our compensation practices and policies create risks that are reasonably likely to have a material adverse effect on Kroger.

Item No. 2 – Advisory Vote to Approve Executive Compensation

You are being asked to vote, on an advisory basis, to approve the compensation of our NEOs.

FOR	The Board recommends a vote FOR the approval of compensation of our NEOs.

The Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted in July 2010, requires that we give our shareholders the right to approve, on a nonbinding, advisory basis, the compensation of our NEOs as disclosed earlier in this proxy statement in accordance with the SEC's rules.

As discussed earlier in the CD&A, our compensation philosophy is to attract and retain the best management talent and to motivate these associates to achieve our business and financial goals. Our incentive plans are designed to reward the actions that lead to long-term value creation. To achieve our objectives, we seek to ensure that compensation is competitive and that there is a direct link between pay and performance. To do so, we are guided by the following principles:

- Compensation must be designed to retract and retain the individuals to be an executive at Kroger;
- A significant portion of pay should be performance-based, with the percentage of total pay tied to performance increasing proportionally with an executive's level of responsibility;
- Compensation should include incentive-based pay to drive performance, providing superior pay for superior performance, including both a short- and long-term focus;
- Compensation policies should include an opportunity for, and a requirement of, significant equity ownership to align the interests of executives and shareholders;
- Components of compensation should be tied to an evaluation of business and individual performance measured against metrics that directly drive our business strategy;
- Compensation plans should provide a direct line of sight to company performance;
- Compensation programs should be aligned with market practices; and
- Compensation programs should serve to both motivate and retain talent.

The vote on this resolution is not intended to address any specific element of compensation. Rather, the vote relates to the compensation of our NEOs as described in this proxy statement. The vote is advisory. This means that the vote is not binding on Kroger. The Compensation Committee of the Board is responsible for establishing executive compensation. In so doing, the Compensation Committee will consider, along with all other relevant factors, the results of this vote.

We ask our shareholders to vote on the following resolution:

"RESOLVED, that the compensation paid to the Company's NEOs, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables, and the related narrative discussion, is hereby APPROVED."

The next advisory vote will occur at our 2025 Annual Meeting.

Item No. 3 – Ratification of the Appointment of Kroger's Independent Auditor

You are being asked to ratify the appointment of Kroger's independent auditor, PricewaterhouseCoopers LLC.

FOR	The Board recommends a vote FOR the ratification of PricewaterhouseCoopers LLP as our independent registered public accounting firm.

The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities regarding the Company's financial reporting and accounting practices including the integrity of the Company's financial statements; the Company's compliance with legal and regulatory requirements; the independent public accountants' qualifications and independence; the performance of the Company's internal audit function and independent public accountants; and the preparation of the Audit Committee Report. The Audit Committee performs this work pursuant to a written charter approved by the Board of Directors. The Audit Committee charter most recently was revised during fiscal 2012 and is available on the Company's website at ir.kroger.com under Investors — Governance — Committee Composition. The Audit Committee has implemented procedures to assist it during the course of each fiscal year in devoting the attention that is necessary and appropriate to each of the matters assigned to it under the Audit Committee's charter. The Audit Committee held 5 meetings during fiscal year 2023.

Selection of Independent Auditor

The Audit Committee of the Board of Directors is directly responsible for the appointment, compensation, retention, and oversight of Kroger's independent auditor, as required by law and by applicable NYSE rules. On March 14, 2024, the Audit Committee appointed PricewaterhouseCoopers LLP as Kroger's independent auditor for the fiscal year ending February 1, 2025. PricewaterhouseCoopers LLP or its predecessor firm has been the Company's independent auditor since 1929.

In determining whether to reappoint the independent auditor, our Audit Committee:

- Reviews PricewaterhouseCoopers LLP's independence and performance;

- Considers the tenure of the independent registered public accounting firm and safeguards around auditor independence;

- Reviews, in advance, all non-audit services provided by PricewaterhouseCoopers LLP, specifically with regard to the effect on the firm's independence;

- Conducts an annual assessment of PricewaterhouseCoopers LLP's performance, including an internal survey of their service quality by members of management and the Audit Committee;

- Conducts regular executive sessions with PricewaterhouseCoopers LLP;

- Conducts regular executive sessions with the Vice President of Internal Audit;

- Considers PricewaterhouseCoopers LLP's familiarity with our operations, businesses, accounting policies and practices and internal control over financial reporting;

- Reviews candidates for the lead engagement partner in conjunction with the mandated rotation of the public accountants' lead engagement partner;

- Reviews recent Public Company Accounting Oversight Board reports on PricewaterhouseCoopers LLP and its peer firms; and

- Obtains and reviews a report from PricewaterhouseCoopers LLP describing all relationships between the independent auditor and Kroger at least annually to assess the independence of the internal auditor.

As a result, the members of the Audit Committee believe that the continued retention of PricewaterhouseCoopers LLP to serve as our independent registered public accounting firm is in the best interests of our Company and its shareholders.

While shareholder ratification of the selection of PricewaterhouseCoopers LLP as our independent auditor is not required by Kroger's Regulations or otherwise, the Board of Directors is submitting the selection of PricewaterhouseCoopers LLP to shareholders for ratification, as it has in past years, as a good corporate governance practice. If the shareholders fail to ratify the selection, the Audit Committee may, but is not required to, reconsider whether to retain that firm. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different auditor at any time during the year if it determines that such a change would be in the best interests of our Company and our shareholders.

A representative of PricewaterhouseCoopers LLP is expected to participate in the meeting to respond to appropriate questions and to make a statement if he or she desires to do so.

Audit and Non-Audit Fees

The following table presents the aggregate fees billed for professional services performed by PricewaterhouseCoopers LLP for the annual audit and quarterly reviews of our consolidated financial statements for fiscal 2023 and 2022, and for audit-related, tax and all other services performed in 2023 and 2022.

	Fiscal Year Ended	
	February 3, 2024	January 28, 2023
	($)	($)
Audit Fees[1]	6,738,000	5,886,900
Audit-Related Fees	1,394,000	982,000
Tax Fees[2]	155,049	153,000
All Other Fees[3]	970	5,850
Total	8,288,019	7,027,750

(1) Includes annual audit and quarterly reviews of Kroger's consolidated financial statements, the issuance of comfort letters to underwriters, consents, and assistance with review of documents filed with the SEC.

(2) Includes pre-approved assistance with tax compliance and assistance in connection with tax audits.

(3) Includes use of accounting research tool.

The Audit Committee requires that it approve in advance all audit and non-audit work performed by PricewaterhouseCoopers LLP. Pursuant to the Audit Committee audit and non-audit service pre-approval policy, the Committee will annually pre-approve certain defined services that are expected to be provided by the independent auditors. If it becomes appropriate during the year to engage the independent accountant for additional services, the Audit Committee must first approve the specific services before the independent accountant may perform the additional work.

PricewaterhouseCoopers LLP has advised the Audit Committee that neither the firm, nor any member of the firm, has any financial interest, direct or indirect, in any capacity in Kroger or its subsidiaries.

The Board of Directors Recommends a Vote <u>For</u> This Proposal.

Audit Committee Report

Management of the Company is responsible for the preparation and presentation of the Company's financial statements, the Company's accounting and financial reporting principles and internal controls, and procedures that are designed to provide reasonable assurance regarding compliance with accounting standards and applicable laws and regulations. The independent public accountants are responsible for auditing the Company's financial statements and expressing opinions as to the financial statements' conformity with generally accepted accounting principles and the effectiveness of the Company's internal control over financial reporting.

In performing its functions, the Audit Committee:

- Met separately with the Company's internal auditor and PricewaterhouseCoopers LLP with and without management present to discuss the results of the audits, their evaluation and management's assessment of the effectiveness of Kroger's internal controls over financial reporting and the overall quality of the Company's financial reporting;

- Met separately with the Company's Chief Financial Officer or the Company's General Counsel when needed;

- Met regularly in executive sessions;

- Reviewed and discussed with management the audited financial statements included in our Annual Report;

- Discussed with PricewaterhouseCoopers LLP the matters required to be discussed under the applicable requirements of the Public Company Accounting Oversight Board and the SEC; and

- Received the written disclosures and the letter from PricewaterhouseCoopers LLP required by the applicable requirements of the Public Accounting Oversight Board regarding the independent public accountant's communication with the Audit Committee concerning independence and discussed the matters related to their independence.

Based upon the review and discussions described in this report, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended February 3, 2024, as filed with the SEC.

This report is submitted by the Audit Committee.
Anne Gates, Chair
Karen M. Hoguet
Ronald L. Sargent
Ashok Vemuri

Items 4 – 7

SHAREHOLDER PROPOSALS

Included in this proxy statement are four separate shareholder proposals that have been submitted under SEC rules by shareholders who notified the company of their intention to present the proposals for voting at the 2024 Annual Shareholders' Meeting. Some shareholder proposals and supporting statements may contain assertions about Kroger that we believe are incorrect, and we have not tried to refute all such inaccuracies in the company's responses. All statements and citations contained in a shareholder proposal and its supporting statements are the sole responsibility of the proponent of that shareholder proposal. Our company will provide the names, addresses, and shareholdings (to our company's knowledge) of the proponents of any shareholder proposal upon oral or written request made to Corporate Secretary, The Kroger Co., 1014 Vine Street, Cincinnati, Ohio 45202-1100. The information on, or accessible through, Kroger's websites or report links included in this proxy statement, including the statements that follow, is not part of, or incorporated by reference into, this proxy statement.

AGAINST	The Board recommends a vote AGAINST each of the following shareholder proposals, in each case if properly presented at the meeting, for the reasons stated in Kroger's statements in opposition following each shareholder proposal.

Item No. 4 – Shareholder Proposal – Report on Public Health Costs from Sale of Tobacco Products

We have been advised that The Sisters of St. Francis of Philadelphia or an appointed representative, along with eight co-filers, will present the following proposal for consideration during the 2024 Annual Shareholders' Meeting.

"RESOLVED, shareholders ask that the board commission and disclose a report on the external public health costs created by the sale of tobacco products by our company (the "Company") and the manner in which such costs affect the vast majority of its shareholders who rely on overall market returns.

The negative health and productivity impacts from consumption of tobacco products impose $1.2 trillion in social damage; tobacco's unpriced social burden amounts to almost 3 percent of global GDP annually.[1] Yet, in spite of the Company dedicating an entire division, Kroger Health, to addressing its customers' healthcare needs[2], as well as the overwhelming evidence that tobacco - a known carcinogen that impairs respiratory function - significantly prejudices the health outcomes of smokers, the Company continues to sell tobacco products in its stores. In 2019 the company discontinued the sale of e-cigarettes in response to news reports of vaping-related illnesses and deaths. The science on cigarettes and other combustible tobacco products is settled. They cause illness and death.

These public health costs, year after year, are devastating to economic growth and further compound the financial devastation wrought by the COVID-19 pandemic. Yet Kroger does not disclose any methodology to address the public health costs of its tobacco sales. Thus, shareholders have no guidance as to costs the Company is externalizing and consequent economic harm. This information is essential to shareholders, the majority of whom are beneficial owners with broadly diversified interests.

But Kroger undermines its commitments to promoting good health and ultimately the interests of its diversified shareholders by not disclosing the social and environmental costs and risks imposed on stakeholders, even when these costs and risks threaten society, the economy and the performance of other companies. All stakeholders are unalterably harmed when companies impose costs on the economy that lower GDP, which reduces equity value.[3] While the Company may profit by ignoring costs it externalizes, diversified shareholders will ultimately pay these costs, and they have a right to ask what they are.

The Company's disclosures do not address this issue, because they do not address the public health costs that Kroger's tobacco sales impose on shareholders as diversified investors who must fund retirement, education, public goods and other critical social needs. This is a separate social issue of great importance. A report would help shareholders determine whether these externalized costs and the economic harm they may create ultimately serve their interests."

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[1] https://www.cdc.gov/tobacco/data_statistics/fact_sheets/economics/econ_facts/index.htm
[2] Kroger Health – Business & Community Health Solutions
[3] https://www.unempfi.org/fileadmin/documents/universal_ownership_full.pdf

The Board of Directors Recommends a Vote <u>Against</u> This Proposal for the Following Reasons:

Kroger takes the responsibility of selling tobacco products very seriously and has established policies and processes to limit the sale of these items only to customers who are legally permitted to purchase them. We offer customers a wide range of choices across all product categories to meet wide-ranging tastes and preferences, including food and discretionary items.

The Company supports our customers' freedom of choice and offers a variety of ways to improve health, including tobacco cessation.

The Kroger family of companies is committed to ethical and responsible behavior in all parts of our business. Our behavior is rooted in Our Purpose – to Feed the Human Spirit™ – and our promise to our customers. This includes upholding Our Values, which have been the foundation of Kroger's culture for decades. The Audit Committee and Public Responsibilities Committee of the Board of Directors oversee progress in regulatory compliance and pharmacy safety measures.

We recognize our responsibility as a business to support our communities and help families by making it easier for them to live healthier lives. We also believe in our customers' freedom of choice, and adult customers can choose to purchase tobacco products understanding fully the potential health impacts.

The Company designs its approach and policies to comply with regulations governing the sale of tobacco products.

Tobacco sales, like the sales of many products, are governed by regulations, which we strictly follow. The Company's Tobacco Sales Policy is designed to comply with these regulations and affirm our commitment to the health and welfare of our nation's youth by reducing adolescent access to tobacco. The policy outlines internal business procedures and best practices to maintain compliance at retail stores.

The Company continually reviews its product assortment, including tobacco and tobacco cessation products. Notably, recent studies show the percentage of U.S. adults who smoke cigarettes remains near record lows.[1] Sales for both tobacco products and tobacco cessation products at Kroger have similarly decreased in recent years.

The Company encourages health and healthier choices through our core grocery business, Kroger Health strategy, and community engagement.

We aim to serve and improve health for millions of people across the country through our business operations, ESG strategy, and Kroger Health's convenient and accessible services. We encourage healthy food and lifestyle choices to support our customers and communities, offering tools, resources and services that advance population health. We inform our customers and associates about the importance of healthy choices, and we equip Kroger Health's retail pharmacy and health clinic teams and telehealth counselors to support people making healthier choices, including quitting tobacco.

Specifically related to the use of tobacco products, we:
- Offer smoking cessation coaching programs that are available to all, including coaching through telehealth services;
- Offer affordable prescription and over-the-counter smoking cessation products that are available to all; and
- Encourage associates not to use tobacco through Company health plan incentives, coverage for smoking cessation products, and employee assistance programs for smoking cessation.

Kroger continues to make a wide range of fresh, nutritious foods as well as health and wellness services more affordable and convenient for millions of customers and for local communities across the U.S. As a trusted local partner, we also provide essential support for our communities by offering a wide range of vaccinations that prevent disease and improve population health.

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[1] https://news.gallup.com/poll/509720/cigarette-smoking-rate-steady-near-historical-low.aspx

Additional public reporting on tobacco use is not in the best interests of our shareholders.

Assessing the external public health costs related to the Company's sale of a single category of products is not reasonable or practicable given the resources and expertise required to consider all externalities and related topics outside of our control. In light of the above, we do not believe an additional report would add meaningfully to the extensive body of research currently available on this subject and therefore do not believe such an additional report is necessary.

For the foregoing reasons, we urge you to vote AGAINST this proposal.

Item No. 5 – Listing of Charitable Contributions of $10,000 or more

We have been advised that The Louis B & Diana R Eichhold Trust or an appointed representative will present the following proposal for consideration during the 2024 Annual Shareholders' Meeting.

"Whereas the Company's charitable contributions, properly managed, are likely to enhance the reputation of the Company;

Whereas increased disclosure regarding appropriate charitable contributions can create good will for our Company; Whereas making the benefits of our Company's philanthropic programs better known is likely to promote the company's interests;

Whereas feedback from employees, shareholders, and customers could help guide the Company's future charitable giving process.

Resolved: The Proponent requests that the Board of Directors consider listing on the Company website any recipient of $10,000 or more of direct contributions, excluding employee matching gifts.

Supporting Statement

Absent a system of accountability and transparency, some charitable contributions may be made unwisely, potentially harming the Company's reputation and shareholder value. Corporate philanthropic gifts should be given as much exposure as possible, lest their intended impact on goodwill is diminished. For example, if we gave to the American Cancer Society, thousands our stakeholders might potentially approve of our interest in challenging this disease. Likewise, our support of Planned Parenthood could win the praise of millions of Americans who have had an abortion at one of their facilities. Educational organizations like the Southern Poverty Law Center have seen an increase in funding since they included several conservative Christian organizations on their list of hate groups. Our stake holders and customers might be similarly enthused if we supported them. Be it the Girl Scouts, American Heart Association, Boys and Girls Club of America, Red Cross, or countless possible recipients, our support should be publicly noted. Those who might disagree with our decisions can play a valuable role also. Some charities may be controversial.

Charitable contributions come from the fruit of our employee's labor and belong to our shareholders. Both groups represent a wide diversity of opinions. More importantly, we market ourselves to the general public and should avoid offending segments of this most critical group. It would be unfortunate if a charitable contribution resulted in lower employee morale and shareholder interest, much less a loss of potential revenue.

Fuller disclosure would provide enhanced feedback opportunities from which our Company could make more beneficial choices."

The Board of Directors Recommends a Vote <u>Against</u> This Proposal for the Following Reasons:

Kroger has a long history of giving back meaningfully in the communities we serve. Charitable giving is central to Our Purpose – to Feed the Human Spirit – and strategically aligned to our mission – Kroger's Zero Hunger | Zero Waste impact plan. This plan enables Kroger to pursue our goal to help create communities free of hunger and waste across the country. Additionally, we provide annual public disclosures related to charitable giving areas of focus and grant-making.

Every year, we direct charitable contributions at the national, regional, and local levels to advance positive impacts for people and our planet. This giving includes funds, in-kind product donations, and retail store donations of surplus fresh food that our associates recover for local food bank partners through our leading Zero Hunger | Zero Waste Food Rescue program. For example, in 2023, 100% of our retail stores participated in the Food Rescue program, donating more than 114 million pounds of fresh food to our communities.

Through corporate giving and the work of our two nonprofit foundations – The Kroger Co. Foundation and The Kroger Co. Zero Hunger | Zero Waste Foundation – we direct more than $300 million annually to partners and causes that align with our mission. Of this, more than 75% supports hunger relief programs to feed individuals and families where we live and work. These totals include support from our associates and customers through in-store fundraising programs at checkout that benefit the Zero Hunger | Zero Waste Foundation. The largest share of corporate funds, in-kind product donations, and customer donations is directed to the Feeding America-affiliated network of local food banks, pantries, and agencies in our communities.

Other national organizations receiving significant charitable funds from Kroger include No Kid Hungry, American Red Cross, United Service Organizations (USO), American Heart Association, and World Wildlife Fund. Notably, Kroger is the largest cumulative corporate donor to the USO in the organization's history, showing our long-standing support for the nation's active-duty military service men and women and their families. At the regional and local levels, we support other nonprofit organizations and causes that matter most to our associates and customers.

The Company provides substantial public reporting on nonprofit foundation grant-making.

Kroger provides detailed annual disclosures on the work of our two foundations. As registered charitable organizations with 501(c)(3) status, a list of each foundation's annual grants is publicly available through Form 990-PF filings.

The Kroger Co. Foundation, the Company's private foundation established in 1987, focuses grant-making on causes that support hunger relief; sustainability; disaster relief; diversity and inclusion; and education and youth development. The Foundation's 2023 Report includes grantee highlights and a view of funding levels across the country. This report is available here: https://www.thekrogerco.com/wp-content/uploads/2022/08/Kroger-Co-Foundation-2022-Report.pdf. The information on, or accessible through, this website is not part of, or incorporated by reference into this proxy statement.

In 2022, the Kroger Foundation directed $8 million in grants, of which 60% aligned with hunger relief and sustainability causes. Specific grants and grant recipients are highlighted in the foundation annual report.

The Kroger Co. Zero Hunger | Zero Waste Foundation, a nonprofit public charity established in 2018, is designed to advance collective action and innovation to build a better food system for the future. More about the Zero Hunger | Zero Waste Foundation is available here: https://thekrogercozerohungerzerowastefoundation.com/. The information on, or accessible through, this website is not part of, or incorporated by reference into this proxy statement.

More details about the Foundation's general grant-making and signature program, the Zero Hunger | Zero Waste Innovation Fund, are disclosed in its 2023 annual report: https://www.thekrogerco.com/wp-content/uploads/2023/09/The-Kroger-Co-Zero-Hunger-Zero-Waste-Foundation-Report_2023.pdf. The information on, or accessible through, this website is not part of, or incorporated by reference into this proxy statement.

In 2022, the Zero Hunger | Zero Waste Foundation directed $11.3 million in grants; of these, 96% aligned to hunger relief and sustainability causes. Grants included $8.4 million in funds to improve food access and food security and $2.3 million to advance more sustainable food systems. Grant highlights are included in the Zero Hunger | Zero Waste Foundation report.

We follow established guidelines for charitable giving.

Kroger follows best practices and specific guidelines when reviewing grant requests. Our Donation Guidelines provide direction on the types of organizations that Kroger supports and, importantly, make clear the types of organizations to which donations will not be granted. We accept and consider donation requests from 501(c)(3) registered nonprofit organizations through an online grant management platform. We use the *Guidestar Charity Check* to confirm they meet all Internal Revenue Service requirements to receive grants and donations. The Company's Donation Guidelines are publicly available here: https://thekrogerco.versaic.com/login?Select-A-Store=Enabled&ReturnTo=/default.aspx. The information on, or accessible through, this website is not part of, or incorporated by reference into this proxy statement.

We do not make charitable donations to individuals, political campaigns, sectarian or religious organizations for projects that serve only its own members or supporters, or organizations that discriminate based on race, color, sex, pregnancy, disability, age, national origin, religion, sexual orientation, gender identity, genetic information, or any other characteristic protected by applicable law.

The Company has adequate public disclosures related to charitable giving areas of focus and annual grant-making.

We believe the extensive information and other disclosures already provided in Kroger's annual ESG report, The Kroger Co. Foundation annual report, The Kroger Co. Zero Hunger | Zero Waste Foundation annual report, public filings, and our website provide ample disclosures related to charitable giving. Additional reporting on charitable giving at this time is an unnecessary and inefficient use of shareholder resources.

For the foregoing reasons, we urge you to vote AGAINST this proposal.

Item No. 6 – Shareholder Proposal – Living Wage Policy

We have been advised that Shareholder Commons, on behalf of LGIM America, or an appointed representative, along with four co-filers, will present the following proposal for consideration during the 2024 Annual Shareholders' Meeting.

"ITEM 6: Set compensation policy that optimizes portfolio value for Company shareholders BE IT RESOLVED, shareholders ask that the board and management exercise their discretion to establish Company wage policies that are consistent with fiduciary duties and reasonably designed to provide workers with the minimum earnings necessary to meet a family's basic needs, because Company compensation practices that fail to provide a living wage are harmful to the economy and therefore to the returns of diversified shareholders.[1]

Supporting Statement:

Kroger increased associates' average hourly wage to $18/hour in 2023, suggesting its lowest paid workers earn still less. The living wage in 2022 was $25.02 per hour per worker annually for a family of four (two working adults)[2]. Kroger's CEO, meanwhile, makes 671 times more than the Company's median employee. While Kroger's workforce is 49.6 percent female and 40.6 percent people of color, these groups compose only 31.7 percent and 26.3 percent of store leaders[3], indicating they make up a disproportionate number of employees not earning a living wage.

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1 https://theshareholdercommons.com/case-studies/labor-and-inequality-case-study/
2 https://livingwage.mit.edu/articles/103-new-data-posted-2023-living-wage-calculaor
3 https://thekrogerco.com/wp-content/uploads/2023/09/Kroger-Co-2023-ESG-Report_Final.pdf

In response to a recent survey, 75 percent of Kroger workers said they were food insecure, 14 percent said they were homeless, and 63 percent said they earned too little to cover basic expenses.[4]

Such inequality and disparity harm the entire economy. For example, closing the living wage gap worldwide could generate an additional $4.56 trillion every year through increased productivity and spending,[5] translating to a more than 4 percent increase in annual GDP. A 2020 report found that had four key racial gaps for Black Americans—wages, education, housing, and investment—been closed in 2000, $16 trillion could have been added to the U.S. economy. Closing those gaps in 2020 could have added $5 trillion to the U.S. economy over the ensuing five years.[6] By underpaying so many of its employees, Kroger may believe it will increase margins and thus financial performance. But gain in Company profit that comes at the expense of society and the economy is a bad trade for Company shareholders who are diversified and rely on broad economic growth to achieve their financial objectives. The costs and risks created by low wages and inequality will directly reduce long- term diversified portfolio returns because a drag on GDP directly reduces returns on diversified portfolios.[7]

This proposal asks the Board to set a Company compensation policy of paying a living wage to prevent contributing to inequality and racial/gender disparity. Kroger could achieve this Proposal's objective by securing Living Wage for US Employer certification.[8] Additionally, MIT has an online living wage calculator, or Kroger can work within frameworks promulgated by organizations such as IDH Sustainable Trade Initiative or The Living Wage Network. Kroger should use such frameworks in a manner that allows shareholders to gauge compliance and progress, while providing the Company with discretion as to how to achieve the living-wage goal.

Please vote for: Set compensation policy that optimizes portfolio value for Company shareholders –
Proposal 6"

The Board of Directors Recommends a Vote Against the Proposal for the Following Reasons:

Kroger is proud to be an employer with a culture of opportunity and advancement that has created an environment where people from any walk of life can come for a job and discover for a career. Kroger has provided an incredible number of people with first jobs, second chances, and lifelong careers and we take seriously our role as a leading employer in the United States.

Proponents acknowledge Kroger's progress in raising associate wages.

Kroger's national average hourly rate is nearly $19 per hour and its average hourly rate inclusive of benefits like health care and retirement is nearly $25 per hour.

In fact, Kroger has raised wages more than 33% the last five years, far outpacing inflation. The Company has invested a total of $2.4 billion in incremental investments since 2018, which has increased our national average hourly rate of pay from $13.66 to nearly $19, or nearly $25 per hour with comprehensive benefits.

In addition to Kroger's historic investments in wages and benefits, the Company is committed to growing tomorrow's leaders through programs including free financial coaching and our education benefit, which offers associates up to $21,000 in tuition reimbursements, available to both full and part time associates.

Kroger will continue investing in wages in 2024.

Kroger will continue making significant incremental investments in associates in 2024. These investments are included in Kroger's forward-looking financial model. These continued investments will further raise average hourly rates, continue improving healthcare options, establish new training and development opportunities, and more.

The majority of Kroger's workforce is covered under collective bargaining agreements, which facilitate pay equity for frontline associates. Wages, healthcare and pensions are included in approximately 350 collective bargaining agreements that cover approximately 64% of our associates. The negotiated pay structures within those agreements

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[4] https://www.mytimes.com/2022/02/12/business/kroger-grocery-stores-workers-pay.html
[5] https://tacklinginequality.org/files/introduction.pdf
[6] https://ir.citi.com/%2FPRxPvgNWu319AU1ajGf%2BsKbjJjBJSaTOSdw2DF4xynPwFB8a2jV1FaA3ldy7vY59bOtN2lxVQM=
[7] https://www.epi.org/publication/secular-stagnation/
[8] https://livingwageforus.org/becoming-certified/

facilitate standard and consistent pay progression based on tenure and experience. Pay parity is promoted within the model because of the structured wage grids and inherent progression framework. Non-union hourly roles follow similar wage progressions.

Kroger's pay policies confirm there are no meaningful differences in pay for associates by race or gender.

Earlier this year, Kroger published a new Statement on Pay Equity to reflect findings from our annual pay analysis to monitor the company's performance and identify unintended discrepancies in compensation practices. In 2023 we enhanced the methodology for pay analyses to align with evolving industry standards. Our review of associates' total compensation for calendar year 2023, including base pay, cash bonuses and equity, adjusting for factors such as position, tenure, performance, geographic location and collective bargaining unit, confirms there are no meaningful differences in pay on an adjusted basis for associates who self-identify as male, female or a person of color.

Kroger's aim is to strike a balance between significantly increasing wages for our associates over time while also keeping food affordable for our customers.

The Board's fiduciary duty includes the obligation to maintain a financially sustainable and growing business over time, which allows Kroger to create additional social and economic benefits, most notably the creation of more jobs and growth opportunities, for more people in our communities.

Adopting a nascent, under-developed and overly-prescriptive approach to well-established pay policies, especially one that fails to account for free-market dynamics, is unnecessary and potential harmful to the interests of Kroger's associates, customers, communities, and shareholders – all of whom benefit from the Company's thoughtful approach to wage policy and sustainable growth.

Considering the Company' current transparency and disclosures on this topic, and its established framework that takes into account geographical and market-based pay differences, ensures equal pay for equal work, and the fact that the majority of our workforce is covered under collective bargaining agreements, we recommend a vote AGAINST this motion.

For the foregoing reasons, we urge you to vote AGAINST this proposal.

Item No. 7 – Just Transition Report

We have been advised that Domini Impact Equity Fund or an appointed representative will present the following proposal for consideration during the 2024 Annual Shareholders' Meeting.

"Whereas:
A "just transition" is increasingly recognized as an important component of climate action to address the needs, priorities, and realities of society while mitigating climate change and fostering resilience. The International Labor Organization (ILO) published just transition guidelines for governments and businesses with guidance on anticipating, preparing, and adapting to the employment impacts of climate change,[1] premised on respect for rights at work and fundamental labor protections, including against forced labor. The World Benchmarking Alliance (WBA) developed a methodology to assess companies on their contribution to a just transition.[2]

Kroger acknowledges in its 10K and CDP report that climate change presents physical and transition risks that may impact the company's ability to operate its own facilities and supply chain. The food and agriculture industry contributes one third of global greenhouse gas emissions, and the agricultural supply chain is vulnerable to changing patterns of drought, extreme heat, and precipitation, as well as climate migration. In 2030, the sector may account for 60 percent of global work hours lost to heat stress. Farmworkers face heightened climate related risks, including heat related illness and death,[3] exhaustion and heat stress.[4] mental health stressors, increased pesticide exposure,[5] as well as other severe human rights violations including forced labor.[6]

[1] https://www.ilo.org/wcmsp5/groups/public/@ed_emp/@emp_ent/documents/publication/wcms_432859.pdf;
https://www.ilo.org/wcmsp5/groups/public/---dgreports/---dcomm/---publ/documents/publication/wcms_711919.pdf
[2] https://assets.worldbenchmarkingalliance.org/app/uploads/2021/07/Just-Transition-Methodology.pdf
[3] https://insideclimatenews.org/news/31122023/california-farmworkers-dying-in-the-heat/
[4] https://www.bloomberg.com/news/articles/2021-08-12/farmworkers-overheat-on-frontlines-of-climate-change
[5] https://www.farmworkerjustice.org/wp-content/uploads/2022/05/EJ-Symposium-Issue-Brief-Climate-Change_FINAL.pdf
[6] https://polarisproject.org/wp-content/uploads/2021/06/Polaris_Labor_Exploitation_and_Trafficking_of_Agricultural_Workers_During_the_Pandemic.pdf

Yet, Kroger's disclosures overlook the climate-related risks to workers, such as impacts of heat stress on job quality and productivity for workers that harvest and deliver the commodities and products to Kroger's stores. Failure to identify, evaluate, and adapt to these risks can lead to business disruptions, lack of supply chain resilience, and legal and reputational risk. In 2023 a Kroger distribution center employee died on the job due to heat-related causes.[7] Despite Kroger's existing responsible sourcing policies, it has been connected in 2023 and 2024 to major forced labor cases in the United States involving its suppliers, which resulted in convictions or are currently being prosecuted.[8]

Worker-driven social responsibility models, including the Fair Food Program (FFP) [9] have been responsive to identifying the risks of climate change and developing appropriate and enforceable protections from these risks and others facing farmworkers, without fear of retaliation.[10]

Resolved: Shareholders request that the Board of Directors publish a just transition report, at reasonable cost omitting proprietary information, disclosing how Kroger is assessing and addressing the impacts of climate change and ensuring fundamental labor protections for workers in its agricultural supply chain, consistent with the ILO's just transition guidelines.

Supporting Statement: Shareholders recommend the report include, at Board discretion:

- A set of measurable, time-bound indicators, such as those recommended by the WBA,
- An evaluation of the risks facing its agricultural supply chain workers, and how, if at all Kroger is addressing them, detailing how its efforts compare to other effective mechanisms such as the FFP, and
- Disclosure on the stakeholder engagement process used in developing its just transition report."

The Board of Directors Recommends a Vote <u>Against</u> This Proposal for the Following Reasons:

Kroger has a long-standing commitment to corporate responsibility in our own operations and global supply chain to provide affordable food and other essential items for communities across the U.S. We put our associates, customers and communities first in everything we do and lead with our Values. We welcome and include the perspectives of our associates and other workers in our supply chain in the context of goal-setting, program development and implementation, and progress reporting.

The Company already provides robust annual reporting on sustainability and social impact topics and engages stakeholders to inform content.

People are at the heart of Kroger's purpose-driven approach and shared-value ESG Strategy: *Thriving Together*. As outlined in our ESG report, we aim to advance positive impacts across three strategic pillars – People, Planet, and Systems. The centerpiece of our strategy is Kroger's Zero Hunger | Zero Waste impact plan. It reflects our people-first approach to complex food systems issues, including food access and food security, health and nutrition, waste and circularity, responsible sourcing, climate resilience, and climate-related impacts from agricultural production, including food loss and waste.

Kroger's detailed annual ESG report and other public disclosures describe our strategy and management approach: https://www.thekrogerco.com/wp-content/uploads/2023/09/Kroger-Co-2023-ESG-Report_Final.pdf. Additional topic-specific resources are available here: https://www.thekrogerco.com/esgreport/. The information on, or accessible through, these websites are not part of, or incorporated by reference into this proxy statement.

Just Transition approaches are nascent and not an established reporting practice.

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[7] https://www.theguardian.com/us-news/2023/aug/28/kroger-worker-dies-heat-temperature
[8] https://www.dol.gov/newsroom/releases/whd/whd20230202-2; https://www.levernews.com/how-krogersmerger-push-leads-back-to-alleged-human-trafficker/
[9] https://www.cbp.gov/sites/default/files/assets/documents/2021-Aug/CBP%202021%20VTW%20FAQs%20%28Forced%20Labor%29.pdf; https://blog.dol.gov/2022/01/13/exposingthe-brutality-of-human-trafficking; https://www.ams.usda.gov/services/grants/flsp/faq
[10] https://ciw-online.org/blog/2023/11/how-the-fair-food-programs-heat-protections-are-saving-lives-and-leadingthe-way-toward-a-worker-driven-solution/; https://www.thepacker.com/news/social-responsibility/farmingunder-big-red-sun-worker-advocates-push-heat-stress-protections

Feedback from our shareholders and subject matter experts about Kroger's ESG strategy and public reporting is overwhelmingly positive. Report contents are shaped by established materiality best practices; in 2023, we completed an assessment based on the leading principles of double materiality. As a result, our latest report includes a number of worker-focused topics, including human capital management; diversity and inclusion; labor relations and freedom of association; and responsible sourcing and supply chain.

The World Benchmarking Alliance Just Transition Methodology was introduced in 2021, and few examples of such reports have been published to date. It is one of many benchmarks and topic-specific reporting frameworks that have multiplied in recent years above and beyond established standards. In recent years, Kroger expanded our climate-related reporting to begin aligning with the Task Force on Climate-related Financial Disclosures (TCFD), which is most commonly cited among stakeholders during engagement.

We will continue to assess our disclosures as best practices and standards evolve, particularly for complex, interconnected systems issues affecting people and our planet.

We are focused on reviewing our current climate-related goals and roadmap against science-aligned frameworks and future regulatory reporting requirements.

Kroger's current climate goal is to reduce absolute Scope 1 and 2 greenhouse gas (GHG) emissions by 30% by 2030 against a 2018 baseline. We are making solid progress toward this goal, achieving a cumulative reduction of 15.2% in 2022. We are reviewing this goal against the requirements of the Science Based Targets initiative to determine the feasibility of increasing the level of ambition and setting a new Scope 3 emissions reduction goal. We will provide an update on this work in our next ESG report.

We engage a wide range of people and perspectives in our climate strategy and roadmap development. We also assess climate risk to support business and community resilience amid changing temperatures and weather patterns and potential business disruptions.

Kroger's approach to responsible sourcing includes programs to engage and respect the rights of farmworkers in agricultural supply chains.

Our sourcing and sustainability workstreams already contemplate potential impacts to workers. We set and uphold clear expectations for respecting human rights for workers in our own operations and global supply chain. The Company's Human Rights Policy outlines expectations for all suppliers to agree to and comply with our Vendor Code of Conduct, including suppliers hiring farmworkers in agricultural supply chains. Recent agricultural worker-focused achievements include:

- Developing a human rights due diligence framework to operationalize and embed accountability for supplier oversight within the company's business functions.

- Conducting human rights impact assessments (HRIA) in our supply chain and publishing comprehensive reports. For example, we engaged a third party to conduct a HRIA focused on the production of mixed greens in California and included detailed interviews with farmworkers and rightsholders. Based on the workers' feedback, we are in the process of developing heat exposure guidelines for farmworkers that address the potential impact of climate-related temperature changes and severe weather events. The full report on this HRIA is available here: https://www.thekrogerco.com/wp-content/uploads/2023/06/Kroger_Mixed-Greens-HRIA-Report-June-FINAL-2023.pdf. The information on, or accessible through, this website is not part of, or incorporated by reference into this proxy statement.

- Co-leading the development and rollout of the International Fresh Produce Association's Ethical Charter and Ethical Charter Implementation Program (ECIP) to strengthen management systems and responsible labor practices among domestic produce and floral suppliers and their growers. In 2023, Kroger began onboarding suppliers to the ECIP, with program oversight from The Sustainability Consortium and the Equitable Food Initiative, which offers capacity-building resources to enable continuous improvement.

- Introducing a goal to promote more sustainable agricultural practices in our fresh produce supply chain by requiring growers to use Integrated Pest Management practices, reducing both pesticide exposure for farmworkers and nature-based impacts from food production. Kroger's goal to Protect Pollinators and Biodiversity is available here: https://www.thekrogerco.com/wp-content/uploads/2024/01/Kroger-Goal-to-Protect-Pollinators-and-Biodiversity_Jan-2024_Final.pdf. The information on, or accessible through, this website is not part of, or incorporated by reference into this proxy statement.

- Continuing Kroger's long-standing work with Fair Trade USA to source Fair Trade Certified™ ingredients for *Our Brands* products. In 2022, Kroger procured more than 20.4 million pounds of Fair Trade Certified ingredients for *Our Brands* products like coffee, tea, baking ingredients, fruit-based snacks, coconut water and milk, oils, and personal care – a 21% increase from the prior year. This resulted in $2.1 million in Community Development Funds to benefit growers and their communities around the world.

Because of Kroger's robust disclosure practices, adoption of peer-validated disclosure frameworks, and well-established responsible supply chain programs, additional reporting against a nascent and still-evolving approach is both an unnecessary and inefficient use of shareholder resources.

For the foregoing reasons, we urge you to vote AGAINST this proposal.

Shareholder Proposals and Director Nominations — 2025 Annual Meeting

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, shareholder proposals intended for inclusion in the proxy material relating to Kroger's annual meeting of shareholders in June 2025 should be addressed to Kroger's Secretary and must be received at our executive offices not later than January 15, 2025. These proposals must comply with Rule 14a-8 and the SEC's proxy rules. If a shareholder submits a proposal outside of Rule 14a-8 for the 2025 annual meeting and such proposal is not delivered within the time frame specified in the Regulations, Kroger's proxy may confer discretionary authority on persons being appointed as proxies on behalf of Kroger to vote on such proposal.

In addition, Kroger's Regulations contain an advance notice of shareholder business and director nominations requirement, which generally prescribes the procedures that a shareholder of Kroger must follow if the shareholder intends, at an annual meeting, to nominate a person for election to Kroger's Board of Directors or to propose other business to be considered by shareholders. These procedures include, among other things, that the shareholder give timely notice to Kroger's Secretary of the nomination or other proposed business, that the notice contain specified information, and that the shareholder comply with certain other requirements. In order to be timely, this notice must be delivered in writing to Kroger's Secretary, at our principal executive offices, not later than 45 calendar days prior to the date on which our proxy statement for the prior year's annual meeting of shareholders was mailed to shareholders. If a shareholder's nomination or proposal is not in compliance with the procedures set forth in the Regulations, we may disregard such nomination or proposal. Accordingly, if a shareholder intends, at the 2025 Annual Meeting, to nominate a person for election to the Board of Directors or to propose other business, the shareholder must deliver a notice of such nomination or proposal to Kroger's Secretary not later than March 31, 2025 and comply with the requirements of the Regulations.

Furthermore, in addition to the requirements of SEC Rule 14a-8 or our Regulations, as applicable, as described above, to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than our nominees must provide notice to Kroger's Secretary that sets forth the information required by Rule 14a-19 of the Exchange Act no later than April 28, 2025, and must comply with the additional requirements of Rule 14a-19(b).

Eligible shareholders may also submit director nominees for inclusion in our proxy statement for the 2024 annual meeting of shareholders. To be eligible, shareholders must have owned at least three percent of our common shares for at least three years. Up to 20 shareholders will be able to aggregate for this purpose. Nominations must be submitted to our Corporate Secretary at our principal executive offices no earlier than December 16, 2024 and no later than January 15, 2025.

Shareholder proposals, director nominations, including, if applicable pursuant to proxy access, and advance notices must be addressed in writing, and addressed and delivered timely to: Corporate Secretary, The Kroger Co., 1014 Vine Street, Cincinnati, Ohio 45202-1100.

Questions and Answers about the Annual Meeting

Why are you holding a virtual meeting?

We believe a virtual meeting is the most effective approach for enabling the highest possible attendance. Based on our experience with virtual meetings during the COVID-19 pandemic, we believe this facilitates shareholder attendance and participation, and has allowed a greater number of questions from a broader group of shareholders to be asked and answered at the Meeting than in an in-person format. It also reduces our costs and in a small way the carbon footprint of our activities. Therefore, our 2024 Annual Meeting is being held on a virtual-only basis with no physical location. Our goal for the Annual Meeting is to enable the broadest number of shareholders to participate in the meeting, while providing substantially the same access and exchange with Management and the Board as an in-person meeting. We believe that we are observing best practices for virtual shareholder meetings, including by providing a support line for technical assistance and addressing as many shareholder questions as time allows.

Who can vote?

You can vote if, as of the close of business on April 30, 2024, the record date, you were a shareholder of record of Kroger common shares.

Who is asking for my vote, and who pays for this proxy solicitation?

Your proxy is being solicited by Kroger's Board of Directors. Kroger is paying the cost of solicitation. We have hired D.F. King & Co., Inc., a proxy solicitation firm, to assist us in soliciting proxies and we will pay them a fee estimated not to exceed $18,500, plus reasonable expenses for the solicitation.

We also will reimburse banks, brokers, nominees, and other fiduciaries for postage and reasonable expenses incurred by them in forwarding the proxy material to beneficial owners of our common shares.

Proxies may be solicited personally, by telephone, electronically via the Internet, or by mail.

Who are the members of the Proxy Committee?

Anne Gates, W. Rodney McMullen, and Ronald L. Sargent, all Kroger Directors, are the members of the Proxy Committee for our 2024 Annual Meeting.

What is the difference between a "shareholder of record" and a "beneficial shareholder" of shares held in street name?

You are the "shareholder of record" for any Kroger common shares that you own directly in your name in an account with Kroger's stock transfer agent, EQ Shareowner Services.

You are a "beneficial shareholder" of shares held in street name if your Kroger common shares are held in an account with a broker, bank, or other nominee as custodian on your behalf. The broker, bank, or other nominee is considered the shareholder of record of these shares. As the beneficial owner, you have the right to instruct the broker, bank, or other nominee on how to vote your Kroger common shares.

How do I vote my shares held in street name?

If your shares are held by a bank, broker, or other holder of record, you will receive voting instructions from the holder of record. Your broker is required to vote your shares in accordance with your instructions. In most cases, you may vote by telephone or over the internet as instructed.

How do I vote my proxy?

You can vote your proxy in one of the following ways:
1. By the internet, you can vote by the Internet by visiting www.proxyvote.com.
2. By telephone, you can vote by telephone by following the instructions on your proxy card, voting instruction form, or notice.
3. By mail, you can vote by mail by signing and dating your proxy card if you requested printed materials, or your voting instruction form, and returning it in the postage-paid envelope provided with this proxy statement.
4. By mobile device, by scanning the QR code on your proxy card, notice of internet availability of proxy materials, or voting instruction form.
5. By attending and voting electronically during the virtual Annual Meeting at www.virtualshareholdermeeting.com/KR2024.

How can I participate and ask questions at the Annual Meeting?

We are committed to ensuring that our shareholders have substantially the same opportunities to participate in the virtual Annual Meeting as they would at an in-person meeting. In order to submit a question at the Annual Meeting, you will need your 16-digit control number that is printed on the Notice or proxy card that you received in the mail, or via email if you have elected to receive material electronically. You may log in 15 minutes before the start of the Annual Meeting and submit questions online. You will be able to submit questions during the Annual Meeting as well. We encourage you to submit any question that is relevant to the business of the meeting. Questions asked during the Annual Meeting will be read and addressed during the meeting. Shareholders are encouraged to log into the webcast at least 15 minutes prior to the start of the meeting to test their Internet connectivity. You may also submit questions in advance of the meeting via the internet at www.proxyvote.com when you vote your shares.

What documentation must I provide to be admitted to the virtual Annual Meeting and how do I attend?

If your shares are registered in your name, you will need to provide your sixteen-digit control number included on your Notice or your proxy card (if you receive a printed copy of the proxy materials) in order to be able to participate in the meeting. If your shares are not registered in your name (if, for instance, your shares are held in "street name" for you by your broker, bank or other institution), you must follow the instructions printed on your Voting Instruction Form. In order to participate in the Annual Meeting, please log on to www.virtualshareholdermeeting.com/KR2024 at least 15 minutes prior to the start of the Annual Meeting to provide time to register and download the required software, if needed. The webcast replay will be available at www.virtualshareholdermeeting.com/KR2024 until the 2025 Annual Meeting of Shareholders. If you access the meeting but do not enter your control number, you will be able to listen to the proceedings, but you will not be able to vote or otherwise participate.

What if I have technical or other "IT" problems logging into or participating in the Annual Meeting webcast?

We have provided a toll-free technical support "help line" that can be accessed by any shareholder who is having challenges logging into or participating in the virtual Annual Meeting. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support line number that will be posted on the virtual Annual Meeting login page.

What documentation must I provide to vote online at the Annual Meeting?

If you are a shareholder of record and provide your sixteen-digit control number when you access the meeting, you may vote all shares registered in your name during the Annual Meeting webcast. If you are not a shareholder of record as to any of your shares (i.e., instead of being registered in your name, all or a portion of your shares are registered in "street name" and held by your broker, bank or other institution for your benefit), you must follow the instructions printed on your Voting Instruction Form.

How do I submit a question at the Annual Meeting?

If you would like to submit a question during the Annual Meeting, once you have logged into the webcast at www.virtualshareholdermeeting.com/KR2024, simply type your question in the "ask a question" box and click "submit". You may also submit questions in advance of the meeting via the internet at www.proxyvote.com when you vote your shares.

When should I submit my question at the Annual Meeting?

Each year at the Annual Meeting, we hold a question-and-answer session following the formal business portion of the meeting during which shareholders may submit questions to us. We anticipate having such a question-and-answer session at the 2024 Annual Meeting. You can submit a question up to 15 minutes prior to the start of the Annual Meeting and up until the time we indicate that the question-and-answer session is concluded. However, we encourage you to submit your questions before or during the formal business portion of the meeting and our prepared statements, in advance of the question-and-answer session, in order to ensure that there is adequate time to address questions in an orderly manner. You may also submit questions in advance of the meeting via the internet at www.proxyvote.com when you vote your shares.

Can I change or revoke my proxy?

The common shares represented by each proxy will be voted in the manner you specified unless your proxy is revoked before it is exercised. You may change or revoke your proxy by providing written notice to Kroger's Secretary at 1014 Vine Street, Cincinnati, Ohio 45202, by executing and sending us a subsequent proxy, or by voting your shares while logged in and participating in the 2024 Annual Meeting of Shareholders.

How many shares are outstanding?

As of the close of business on April 30, 2024, the record date, our outstanding voting securities consisted of 727,594,870 common shares.

How many votes per share?

Each common share outstanding on the record date will be entitled to one vote on each of the 11 director nominees and one vote on each other proposal. Shareholders may not cumulate votes in the election of directors.

What voting instructions can I provide?

You may instruct the proxies to vote "For" or "Against" each proposal, or you may instruct the proxies to "Abstain" from voting.

What happens if proxy cards or voting instruction forms are returned without instructions?

If you are a registered shareholder and you return your proxy card without instructions, the Proxy Committee will vote in accordance with the recommendations of the Board.

If you hold shares in street name and do not provide your broker with specific voting instructions on proposals 1, 2, and 4 – 7, which are considered non-routine matters, your broker does not have the authority to vote on those proposals. This is generally referred to as a "broker non-vote." Proposal 3, ratification of auditors, is usually considered a routine matter and, therefore, your broker may vote your shares according to your broker's discretion.

The vote required, including the effect of broker non-votes and abstentions for each of the matters presented for shareholder vote, is set forth below.

What are the voting requirements and voting recommendation for each of the proposals?

Proposals	Board Recommendation	Voting Approval Standard	Effect of Abstention	Effect of broker non-vote
No. 1 Election of Directors	**FOR** Each Director Nominee recommended by your Board	More votes "FOR" than "AGAINST" since it is an uncontested election	No Effect	No Effect
No. 2 Advisory Vote to Approve Executive Compensation	**FOR**	Affirmative vote of the majority of shares participating in the voting[1]	No Effect	No Effect
No. 3 Ratification of Independent Auditors	**FOR**	Affirmative vote of the majority of shares participating in the voting[1]	No Effect	No Effect
Nos. 4 – 7 Shareholder Proposals	**AGAINST** Each Proposal	Affirmative vote of the majority of shares participating in the voting	No Effect	No Effect

[1]Although this is an advisory vote, the Board will take into consideration the outcome of the vote based on this standard.

Householding of Proxy Materials

We have adopted a procedure approved by the SEC called "householding." Under this procedure, shareholders of record who have the same address and last name will receive only one copy of the proxy materials unless one or more of these shareholders notifies us that they wish to continue receiving individual copies. This procedure will reduce our printing costs and postage fees. Householding will not in any way affect dividend check mailings.

If you are eligible for householding, but you and other shareholders of record with whom you share an address currently receive multiple copies of our proxy materials or if you hold in more than one account, and in either case you wish to receive only a single copy for your household or if you prefer to receive separate copies of our documents in the future, please contact your bank or broker, or contact Kroger's Secretary at 1014 Vine Street, Cincinnati, Ohio 45202 or via telephone at 513-762-4000.

Beneficial shareholders can request information about householding from their banks, brokers or other holders of record.

The management knows of no other matters that are to be presented at the meeting, but, if any should be presented, the Proxy Committee expects to vote thereon according to its best judgment.

Available Information

The Company files Annual Reports on Form 10-K with the Securities and Exchange Commission. A copy of the Annual Report on Form 10-K for the fiscal year ended February 3, 2024 (except for certain exhibits thereto), including our audited financial statements and financial statement schedules, may be obtained, free of charge, upon written request by any shareholder to Kroger's Secretary at 1014 Vine Street, Cincinnati, Ohio 45202 or via telephone at 513-762-4000. Copies of all exhibits to the Annual Report on Form 10-K are available upon a similar request, subject to reimbursing the Company for its expenses in supplying any exhibit.

By order of the Board of Directors,
Christine S. Wheatley, Secretary



2023 ANNUAL REPORT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended February 3, 2024.

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission file number 1-303

THE KROGER CO.
(Exact name of registrant as specified in its charter)

Ohio	**31-0345740**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
1014 Vine Street, Cincinnati, OH	**45202**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code **(513) 762-4000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common, $1.00 Par Value	KR	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

NONE

(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐
	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

Yes ☐   No ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).

Yes ☐   No ☒

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act).

Yes ☐   No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter (August 12, 2023). $35.3 billion.

The number of shares outstanding of the registrant's common stock, as of the latest practicable date. 721,687,844, shares of Common Stock of $1 par value, as of March 27, 2024.

Documents Incorporated by Reference:

Portions of Kroger's definitive proxy statement for its 2024 annual meeting of shareholders, which shall be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year to which this Report relates, are incorporated by reference into Part III of this Report.

The Kroger Co.
Form 10-K

For the Fiscal Year Ended February 3, 2024

Table of Contents

PART I

FORWARD LOOKING STATEMENTS.

This Annual Report on Form 10-K contains forward-looking statements about our future performance. These statements are based on our assumptions and beliefs in light of the information currently available to us. These statements are subject to a number of known and unknown risks, uncertainties and other important factors, including the risks and other factors discussed in "Risk Factors" below, that could cause actual results and outcomes to differ materially from any future results or outcomes expressed or implied by such forward looking statements. Such statements are indicated by words such as "achieve," "affect," "anticipate," "assumptions," "believe," "committed," "continue," "could," "deliver," "effect," "enable," "estimate," "expects," "future," "goal," "growth," "intended," "likely," "may," "model," "objective," "plan," "position," "program," "range," "result," "strategy," "strive," "strong," "target," "trend," "will" and "would," and similar words or phrases. Moreover, statements in the sections entitled Risk Factors, Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A"), and elsewhere in this report regarding our expectations, projections, beliefs, intentions or strategies are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended.

Various uncertainties and other factors could cause actual results to differ materially from those contained in the forward-looking statements. These include:

- The extent to which our sources of liquidity are sufficient to meet our requirements may be affected by the state of the financial markets and the effect that such condition has on our ability to issue commercial paper at acceptable rates. Our ability to borrow under our committed lines of credit, including our bank credit facilities, could be impaired if one or more of our lenders under those lines is unwilling or unable to honor its contractual obligation to lend to us, or in the event that global pandemics, natural disasters or weather conditions interfere with the ability of our lenders to lend to us. Our ability to refinance maturing debt may be affected by the state of the financial markets.

- Our ability to achieve sales, earnings and incremental FIFO operating profit goals may be affected by: the risks relating to or arising from our proposed nationwide opioid litigation settlement, including our ability to finalize and effectuate the settlement, the scope and coverage of the ultimate settlement and the expected financial or other effects that could result from the settlement; our proposed transaction with Albertsons, including, among other things, our ability to consummate the proposed transaction and related divestiture plan, including on the terms of the merger agreement and divestiture plan, on the anticipated timeline, with the required regulatory approvals, and/or resolution of pending litigation challenging the merger; labor negotiations; potential work stoppages; changes in the unemployment rate; pressures in labor; changes in government-funded benefit programs; changes in the types and numbers of businesses that compete with us; pricing and promotional activities of existing and new competitors, and the aggressiveness of that competition; our response to these actions; the state of the economy, including interest rates, the current inflationary environment and future potential inflationary, disinflationary and/or deflationary trends and such trends in certain commodities, products and/or operating costs; the geopolitical environment including wars and conflicts; unstable political situations and social unrest; changes in tariffs; the effect that fuel costs have on consumer spending; volatility of fuel margins; manufacturing commodity costs; supply constraints; diesel fuel costs related to our logistics operations; trends in consumer spending; the extent to which our customers exercise caution in their purchasing in response to economic conditions; the uncertainty of economic growth or recession; stock repurchases; changes in the regulatory environment in which we operates; our ability to retain pharmacy sales from third-party payors; consolidation in the healthcare industry, including pharmacy benefit managers; our ability to negotiate modifications to multi-employer pension plans; natural disasters or adverse weather conditions; the effect of public health crises or other significant catastrophic events; the potential costs and risks associated with potential cyber-attacks or data security breaches; the success of our future growth plans; the ability to execute our growth strategy and value creation model, including continued cost savings, growth of our alternative profit businesses, and our ability to better serve our customers and to generate customer loyalty and sustainable growth through our strategic pillars of fresh, *Our Brands*, personalization, and seamless; and the successful integration of merged companies and new partnerships.

- Our ability to achieve these goals may also be affected by our ability to manage the factors identified above. Our ability to execute our financial strategy may be affected by our ability to generate cash flow.

- Our adjusted effective tax rate may differ from the expected rate due to changes in tax laws, the status of pending items with various taxing authorities, and the deductibility of certain expenses.

We cannot fully foresee the effects of changes in economic conditions on our business.

Other factors and assumptions not identified above, including those discussed in Part 1, Item 1A of this Annual Report, could also cause actual results to differ materially from those set forth in the forward-looking information. Accordingly, actual events and results may vary significantly from those included in, contemplated or implied by forward-looking statements made by us or our representatives. We undertake no obligation to update the forward-looking information contained in this filing.

Our ability to complete our proposed transaction with Albertsons may be affected by various factors, including those set forth in Part I, Item 1A of this Annual Report. Risk Factors included in this Annual Report on Form 10-K and other factors as may be described in subsequent filings with the SEC.

ITEM 1. BUSINESS.

The Kroger Co. (the "Company" or "Kroger") was founded in 1883 and incorporated in 1902. Our Company is built on the foundation of our retail grocery business, which includes the added convenience of our retail pharmacies and fuel centers. Our strategy is focused on growing customer loyalty by delivering great value and convenience, and investing in four strategic pillars: Fresh, *Our Brands*, Data & Personalization and Seamless.

We also utilize the data and traffic generated by our retail business to deliver incremental value and services for our customers that generates alternative profit streams. These alternative profit streams would not exist without our core retail business.

Our revenues are predominately earned and cash is generated as consumer products are sold to customers in our stores, fuel centers and via our online platforms. We earn income predominately by selling products at price levels that produce revenues in excess of the costs we incur to make these products available to our customers. Such costs include procurement and distribution costs, facility occupancy and operational costs, and overhead expenses. Our fiscal year ends on the Saturday closest to January 31. All references to 2023, 2022 and 2021 are to the fiscal years ended February 3, 2024, January 28, 2023 and January 29, 2022, respectively, unless specifically indicated otherwise.

We maintain a web site (www.thekrogerco.com) that includes the Kroger Fact Book and other additional information about the Company. Kroger's website and any reports or other information made available by Kroger through its website are not part of or incorporated by reference into this Annual Report on Form 10-K. We make available through our web site, free of charge, our annual reports on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and our interactive data files, including amendments. These forms are available as soon as reasonably practicable after we have filed them with, or furnished them electronically to, the SEC.

Kroger is diversified across brands, product categories, channels of distribution, geographies and consumer demographics. Our combination of assets includes the following:

Stores

As of February 3, 2024, Kroger operates supermarkets under a variety of local banner names in 35 states and the District of Columbia. As of February 3, 2024, Kroger operated, either directly or through its subsidiaries, 2,722 supermarkets, of which 2,257 had pharmacies and 1,665 had fuel centers. Approximately 50% of our supermarkets were operated in Company-owned facilities, including some Company-owned buildings on leased land. Our stores operate under a variety of banners that have strong local ties and brand recognition. We connect with customers through our expanding seamless ecosystem and the consistent delivery of a full, fresh, and friendly customer experience. Fuel sales are an important part of our revenue, net earnings and loyalty offering. Our fuel strategy is to include a fuel center at each of our supermarket locations when it is feasible and it is expected to be profitable. Each fuel center typically includes five to ten islands of fuel dispensers and storage tanks with capacity for 40,000 to 50,000 gallons of fuel. Supermarkets are generally operated under one of the following formats: combination food and drug stores ("combo stores"); multi-department stores; marketplace stores; or price impact warehouses.

The combo store is the primary grocery store format. We believe this format is successful because the stores are large enough to offer the specialty departments, including natural food and organic sections, pharmacies, general merchandise, pet centers and high-quality perishables such as fresh seafood and organic produce.

Multi-department stores are significantly larger in size than combo stores. In addition to the departments offered at a typical combo store, multi-department stores sell a wide selection of general merchandise items such as apparel, home fashion and furnishings, outdoor living, electronics, automotive products and toys.

Marketplace stores are smaller in size than multi-department stores. They offer full-service grocery, pharmacy and health and beauty care departments as well as an expanded perishable offering and general merchandise area that includes apparel, home goods and toys.

Price impact warehouse stores offer a "no-frills, low cost" warehouse format and feature everyday low prices plus promotions for a wide selection of grocery and health and beauty care items. Quality meat, dairy, baked goods and fresh produce items provide strategic differentiation for price impact warehouse stores. The average size of a price impact warehouse store is similar to that of a combo store.

Seamless Digital Ecosystem

We offer a convenient shopping experience for our customers regardless of how they choose to shop with us, including Pickup, Delivery and Ship. We offer Pickup and Harris Teeter ExpressLane™ — personalized, order online, pick up at the store services — at 2,350 of our supermarkets and provide Delivery, which allows us to offer digital solutions to substantially all of our customers. Our Delivery solutions include orders delivered to customers from retail store locations, customer fulfillment centers powered by Ocado and orders placed through third-party platforms. These channels allow us to serve customers anything, anytime and anywhere with zero compromise on selection, convenience, and price. We also provide relevant customer-facing apps and interfaces that have the features customers want that are also reliable, easy to use and deliver a seamless customer experience across our store and digital channels.

Merchandising and Manufacturing

Our Brands products play an important role in our merchandising strategy and represented over $31 billion of our sales in 2023. Our supermarkets, on average, stock over 12,600 private label items. *Our Brands* products are primarily produced and sold in three "tiers." Private Selection® is our main premium quality brand, offering customers culinary foods and ingredients that deliver amazing eating experiences. The Kroger® brand, which represents the majority of our private label items, is designed to consistently satisfy and delight customers with quality products that exceed or meet the national brand in taste and efficacy, as well as with unique and differentiated products. Big K®, Smart Way® and Heritage Farm® are some of our value brands, designed to deliver good quality at a very affordable price. In addition to our three "tiers," *Our Brands* offers customers a variety of natural and organic products with Simple Truth® and Simple Truth Organic®. Both Simple Truth® and Simple Truth Organic® are free from a defined list of artificial ingredients that some customers have told us they do not want in their food, and the Simple Truth Organic products are USDA certified organic.

Approximately 30% of *Our Brands* units and 43% of the grocery category *Our Brands* units sold in our supermarkets are produced in our food production plants; the remaining *Our Brands* items are produced to our strict specifications by outside manufacturers. We perform a "make or buy" analysis on *Our Brands* products and decisions are based upon a comparison of market-based transfer prices versus open market purchases. As of February 3, 2024, we owned 33 food production plants. These plants consisted of 14 dairies, nine deli or bakery plants, five grocery product plants, two beverage plants, one meat plant and two cheese plants.

Our Data

We are evolving into a more diverse business. The traffic and data generated by our retail business, including pharmacies and fuel centers, is enabling this transformation. Kroger serves approximately 62 million households annually and because of our rewards program, over 95% of customer transactions are tethered to a Kroger loyalty card. Our 20 years of investment in data science capabilities is allowing us to utilize this data to create personalized experiences and value for our customers and is also enabling our fast-growing, high operating margin alternative profit businesses, including data analytic services and third-party media revenue. Our retail media business – Kroger Precision Marketing – provides differentiated media capabilities for our consumer packaged goods partners and other industry verticals. It is a key driver of our digital profitability and alternative profit.

Proposed Merger with Albertsons

As previously disclosed, on October 13, 2022, we entered into a merger agreement with Albertsons. The proposed merger is expected to accelerate our go-to-market strategy that includes Fresh, *Our Brands*, Personalization and Seamless, and continue our track record of investments across lowering prices, enhancing the customer experience, and increasing associate wages and benefits. For additional information about the proposed merger with Albertsons, see Note 16 to the Consolidated Financial Statements.

SEGMENTS

We operate supermarkets, multi-department stores and fulfillment centers throughout the United States. Our retail operations, which represent 97% of our consolidated sales, is our only reportable segment. We aggregate our operating divisions into one reportable segment due to the operating divisions having similar economic characteristics with similar long-term financial performance. In addition, our operating divisions offer customers similar products, have similar distribution methods, operate in similar regulatory environments, purchase the majority of the merchandise for retail sale from similar (and in many cases identical) vendors on a coordinated basis from a centralized location, serve similar types of customers, and are allocated capital from a centralized location. Our operating divisions are organized primarily on a geographical basis so that the operating division management team can be responsive to local needs of the operating division and can execute company strategic plans and initiatives throughout the locations in their operating division. This geographical separation is the primary differentiation between these retail operating divisions. The geographical basis of organization reflects how the business is managed and how our Chief Executive Officer, who acts as our chief operating decision maker, assesses performance internally. All of our operations are domestic. Revenues, profits and losses and total assets are shown in our Consolidated Financial Statements set forth in Item 8 below.

SEASONALITY

The majority of our revenues are generally not seasonal in nature. However, revenues tend to be higher during the major holidays throughout the year. Additionally, certain significant events including inclement weather systems, particularly winter storms, tend to affect our sales trends.

HUMAN CAPITAL MANAGEMENT

Our People

We want Kroger to be a place where our customers love to shop and associates love to work. This is why we aim to create working environments where associates feel encouraged and supported to be their best selves every day. As of February 3, 2024, Kroger employed nearly 414,000 full- and part-time employees. Our people are essential to our success, and we focus intentionally on attracting, developing and engaging a diverse workforce that represents the communities we serve. We strive to create a culture of opportunity and take seriously our role as a leading employer in the United States. Kroger has provided a large number of people with first jobs, new beginnings and lifelong careers. We have long been guided by our values – Honesty, Integrity, Respect, Safety, Diversity and Inclusion.

Attracting & Developing Our Talent

To deliver on our customers' experiences and remain competitive with union and non-union employers, we continually try to improve how we attract and retain talent. In addition to competitive wages, quality benefits and a safe work environment, we offer a broad range of employment opportunities for workers of all ages and aspirations. Many retail roles offer opportunities to learn new skills, grow and advance careers.

Associates at all levels of Kroger have access to training and education programs to build their skills and prepare for the roles they want. In 2023, we spent approximately $210 million on training our associates through onboarding, leadership development programs and programs designed to upskill associates across the Company. We continue to invest in new platforms and applications to make learning more accessible to our associates.

Beyond our own programs, associates can take advantage of our tuition reimbursement benefit, which offers up to $3,500 annually — $21,000 over the course of employment — toward continuing education. These funds can be applied to education programs like certifications, associate or graduate degrees. Approximately 7,000 associates, 94% of whom are hourly, have taken advantage of our tuition reimbursement program in 2023. Kroger has invested approximately $54 million in this program since it launched in 2018.

Rewarding Our Associates

As we continue to operate in a challenging labor market, we are dedicated to attracting and retaining the right talent across the organization to be able to continue delivering for our customers. We are investing in our associates by expanding our industry-leading benefits, including continuing education, training and development and health and wellness. During 2023, we increased associate wages resulting in an average hourly rate of nearly $19, and a rate of nearly $25 with comprehensive benefits factored in, which is a 33% increase in rate in the last five years. Over the last five years, we have now invested more than $2.4 billion in incremental wage investments. We remain committed to supporting our associates with investments in wages and comprehensive benefits that are sustainable and will allow us to continue to keep products affordable for the communities we serve. We expect to make continued associate investments in 2024.

Promoting Diversity, Equity & Inclusion

Diversity and inclusion have been among Kroger's values for decades. We strive to reflect the communities we serve and foster a culture that inspires collaboration and feeds the human spirit. We have taken a very thoughtful and purposeful approach to enact meaningful change and develop what we believe are the right actions to achieve true and lasting equality. Our *Framework for Action: Diversity, Equity & Inclusion* plan reflects our desire to redefine, deepen, and advance our commitment, mobilizing our people, passion, scale and resources. This ongoing commitment includes the following framework pillars: Create a More Inclusive Culture; Develop Diverse Talent; Advance Diverse Partnerships; Advance Equitable Communities; and Deeply Listen and Report Progress.

Creating a Safe Environment

Our associates' safety is a top priority. It is also one of our core values. We prioritize providing the right safety training and equipment, safe working conditions and resources to maintain and improve associates' well-being. Through our strategy to set clear expectations, routine monitoring, and regular communication and engagement, we reduce the number of injuries and accidents that happen in our workplace. We track health and safety metrics centrally for an enterprise-wide view of issues, trends and opportunities and monitor associate injury performance including total injuries, Occupational Safety and Health Administration ("OSHA") injury rates, and lost-time injuries, as well as customer injury metrics like slip-and-fall injuries. We also track the completion of required training for associates, and we regularly share these metrics with leaders and relevant team members to inform management decisions.

Supporting Labor Relations

A majority of our employees are covered by collective bargaining agreements negotiated with local unions affiliated with one of several different international unions. There are approximately 350 such agreements, usually with terms of three to five years. Wages, health care and pensions are included in all of these collective bargaining agreements that cover approximately 65% of our associates. Our objective is to negotiate contracts that balance wage increases that are competitive with union and non-union employers and provide affordable healthcare for associates with keeping groceries affordable for the communities we serve. Our obligation is to do this in a way that maintains a financially sustainable business.

MANAGING CLIMATE IMPACTS

Managing climate change impacts is an important part of *Thriving Together*, Kroger's Environmental, Social & Governance ("ESG") strategy and has been a focus for our business for many years. With a large portfolio of supermarkets, distribution warehouses and food production plants, as well as a complex supply chain, we recognize Kroger's effect on our climate. We continue to explore opportunities and take steps to reduce the effects of our operations on the environment and to reduce the potential risk of a changing climate on our operations. This includes enhancing our operational efficiency, increasing our usage of renewable energy and investing in new technologies. The key elements of our climate strategy are included below.

Governance

Climate effects are managed by leadership with input from several departments across the business. The Public Responsibilities Committee of the Board of Directors oversees our responsibilities as a corporate citizen and Kroger's practices related to environmental sustainability, including climate effects, along with other environmental and social topics of material importance. Kroger discloses detailed energy and emissions data, as well as our approach to managing climate-related topics, in our annual ESG Report, which can be found at www.thekrogerco.com/esgreport.

Risk assessment

To help identify and manage climate-related risks to our business, we conducted a quantitative climate risk assessment to determine the likelihood that different physical climate risks, including drought, extreme heat and extreme precipitation, would affect Kroger's operations at representative facilities in different geographies and, in turn, potentially increase operating costs for these facilities. As a result of our risk assessments, we do not currently anticipate the modeled physical risks to adversely affect our financial condition, results of operations or cash flows for the foreseeable future. We plan to continue these climate risk assessments moving forward.

Kroger also acknowledges that current and emerging climate-related legislation could affect our business. As a result of state and federal requirements regarding the phase down of hydrofluorocarbon ("HFC") refrigerants, we anticipate steadily replacing our refrigerant infrastructure to reach required levels, which could incur significant costs to the business. If legislation required an accelerated timeline regarding the phase down of HFC refrigerants, we could incur higher costs. Any such legislation will affect all retailers using refrigerants in their operations.

Climate adaptation

To help prepare for and manage a variety of risk scenarios, including natural disasters and business disruptions to our supply chain, we maintain more than 200 business continuity plans. We have installed technologies and processes to ensure our supermarkets, food production plants, fulfillment centers and supply chain can respond quickly and remain operational. We also monitor energy availability and costs to help anticipate how changing climate patterns, like increasing temperatures, could affect our energy-sourcing costs and activities. Our teams also monitor transition risks due to climate change, including the effect possible new legislation may have on our business.

Climate mitigation

For many years, Kroger has implemented emission reduction projects, including energy efficiency improvements, refrigerant leak detection and mitigation measures, renewable energy installations and procurement and fleet efficiencies. In 2020, we set a goal to reduce absolute greenhouse gas ("GHG") emissions from our operations (scope 1 and 2 emissions) by 30% by 2030, against a 2018 baseline. The goal was developed using climate science and is aligned with the Paris Agreement, specifically supporting a well-below 2°C climate scenario according to the absolute contraction method. Kroger is reviewing its GHG reduction target against the requirements of the Science Based Targets initiative. In 2023, we completed our first full Scope 3 emissions baseline.

Additional discussion about our approach to managing climate effects is included in our annual ESG Report. The information in our ESG Report is not part of or incorporated by reference into this Annual Report on Form 10-K.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

The following is a list of the names and ages of the executive officers and the positions held by each such person. Except as otherwise noted, each person has held office for at least five years. Each officer will hold office at the discretion of the Board for the ensuing year until removed or replaced.

Name	Age	Recent Employment History
Mary E. Adcock	48	Ms. Adcock was elected Senior Vice President effective May 1, 2019 and is responsible for retail operations as well as the oversight of all Kroger retail divisions. From June 2016 to April 2019, she served as Group Vice President of Retail Operations. Prior to that, Ms. Adcock held leadership roles in Kroger's Columbus Division, including Vice President of Operations and Vice President of Merchandising. Prior to that, Ms. Adcock served as Vice President of Natural Foods Merchandising and as Vice President of Deli/Bakery Manufacturing and held several leadership positions in the manufacturing department, including human resources manager, general manager and division operations manager. Ms. Adcock joined Kroger in 1999 as human resources assistant manager at the Country Oven Bakery in Bowling Green, Kentucky.
Stuart W. Aitken	52	Mr. Aitken was named Senior Vice President and Chief Merchant and Marketing Officer in August 2020. He was elected Senior Vice President in February 2019 and served as Group Vice President from June 2015 to February 2019. He is responsible for sales, pricing, promotional and category planning for fresh foods, center store and general merchandise categories, as well as analytics & execution, e-commerce and Digital Merchandising, Sourcing and *Our Brands*. Prior to joining Kroger, he served as the chief executive officer of dunnhumby USA, LLC. Mr. Aitken has over 15 years of marketing, academic and technical experience across a variety of industries, and held various leadership roles with other companies, including Michaels Stores and Safeway, Inc.
Gabriel Arreaga	49	Mr. Arreaga was elected Senior Vice President of Supply Chain in December 2020. He is responsible for the Company's industry-leading Supply Chain organization, Logistics, Inventory & Replenishment, Manufacturing, and Fulfillment Centers. Prior to Kroger, Mr. Arreaga served as Senior Vice President of Supply Chains for Mondelez, where he was responsible for all operations and functions from field to consumer, internal and external factories, fulfillment centers, direct to store branches, Logistics and product development. He was also Global Vice President of Operations for Stanley Black and Decker and held numerous leadership roles at Unilever including Vice President of Food and Beverage Operations.
Yael Cosset	50	Mr. Cosset was elected Senior Vice President and Chief Information Officer in May 2019 and is responsible for leading Kroger's digital strategy, focused on building Kroger's presence in the marketplace in digital channels, personalization and e-commerce. In August 2020, he also assumed responsibility for Kroger's alternative profit businesses, including Kroger's data analytics subsidiary, 84.51°LLC and Kroger Personal Finance. Prior to that, Mr. Cosset served as Group Vice President and Chief Digital Officer, and also as Chief Commercial Officer and Chief Information Officer of 84.51° LLC. Prior to joining Kroger, Mr. Cosset served in several leadership roles at dunnhumby USA, LLC, including Executive Vice President of Consumer Markets and Global Chief Information Officer.

Carin L. Fike	55	Ms. Fike was elected Vice President and Treasurer effective April 2017. Prior to that, she served as Assistant Treasurer and also as Director of Investor Relations. Ms. Fike began her career with Kroger in 1999 as a manager in the Financial Reporting department after working with PricewaterhouseCoopers in various roles, including audit manager.
Todd A. Foley	54	Mr. Foley was named Senior Vice President and Interim Chief Financial Officer in March 2024. Prior to that, he served as Group Vice President, Interim Chief Financial Officer and Corporate Controller from February 2024 to March 2024. Prior to that, he served as Group Vice President and Corporate Controller from October 2021 to February 2024. From April 2017 to September 2021, Mr. Foley served as Vice President and Corporate Controller. Before that, he held several leadership roles, including Vice President and Treasurer, Assistant Corporate Controller, and Controller of Kroger's Cincinnati/Dayton division. Mr. Foley began his career with Kroger in 2001 as an audit manager in the Internal Audit Department after working for PricewaterhouseCoopers in various roles, including senior audit manager.
Valerie L. Jabbar	55	Ms. Jabbar was elected Senior Vice President effective August 19, 2021 and is responsible for the oversight of several Kroger retail divisions. From July 2020 to August 2021, she served as Group Vice President of Center Store Merchandising, and from September 2018 to June 2020, as Group Vice President of Merchandising. Prior to that, she served as President of the Ralphs Division from July 2016 to August 2018. Before that, Ms. Jabbar served as Vice President of Merchandising for the Ralphs Division and as Vice President of Merchandising for the Mid-Atlantic Division. She also held several leadership roles, including assistant store director, category manager, Drug/GM coordinator, G.O. Seasonal manager, assistant director of Drug/GM and director of Drug GM, and district manager in the Fry's Division. She joined the Company in 1987 as a clerk in the Fry's Division.
Kenneth C. Kimball	58	Mr. Kimball was elected Senior Vice President in March 2022 and is responsible for the oversight of several Kroger retail divisions. From April 2016 to March 2022, he served as President of the Smith's Division. Prior to that, he held several leadership roles with the Ralphs Division, including Vice President of Operations and Vice President of Merchandising. Prior to that, he held leadership roles, including store manager, district manager, and director in the Smith's Division as well as Senior Vice President of Sales and Merchandising and Group Vice President of Retail Operations. Mr. Kimball joined the Company in 1984 as a clerk in the Smith's Division.
Timothy A. Massa	57	Mr. Massa was elected Senior Vice President in June 2018 and serves as the company's Chief People Officer, leading all areas of Human Resources and Labor Relations, including total rewards, labor relations, diversity, business unit human resources, people operations, training and development, talent hiring, retention and engagement, corporate affairs, and associate communications. He also leads the areas of shared services and aviation. Prior to that, Mr. Massa served as Group Vice President of Human Resources and Labor Relations from June 2014 to June 2018. Mr. Massa joined Kroger in October 2010 as Vice President, Corporate Human Resources and Talent Development. Prior to joining Kroger, Mr. Massa served in various Human Resources leadership roles for 21 years at Procter & Gamble, most recently serving as Global Human Resources Director of Customer Business Development.

W. Rodney McMullen	63	Mr. McMullen was elected Chairman of the Board effective January 1, 2015, and Chief Executive Officer effective January 1, 2014. Prior to that, he served as President and Chief Operating Officer from August 2009 to December 2013. Prior to that he held numerous leadership roles, including Vice Chairman, Executive Vice President of Strategy, Planning and Finance, Executive Vice President and Chief Financial Officer, Senior Vice President, Group Vice President and Chief Financial Officer, Vice President, Control and Financial Services, and Vice President, Planning and Capital Management. Mr. McMullen joined Kroger in 1978 as a part-time stock clerk.
Brian W. Nichols	51	Mr. Nichols was elected Vice President, Corporate Controller in March 2024 and is responsible for oversight of Kroger's Corporate Accounting and Corporate Tax departments, as well as the Company's Accounting Centers and Accounting Modernization, Pension Investment, and Insurance and Claims teams. Prior to that, he served as Vice President, Assistant Corporate Controller from April 2021 to March 2024. From May 2018 to April 2021, Mr. Nichols served as Senior Director and Assistant Corporate Controller. Prior to that, he held several leadership roles, including Senior Manager of Corporate and External Financial Reporting and Senior Financial Analyst of SEC Reporting. Mr. Nichols joined Kroger in 2000 as Assistant Controller of the Central Division.
Christine S. Wheatley	53	Ms. Wheatley was elected Senior Vice President, General Counsel, and Secretary in May 2023. Prior to this, she served as Group Vice President, Secretary and General Counsel from May 2014 to May 2023. She joined Kroger in February 2008 as Corporate Counsel, and thereafter served as Senior Attorney, Senior Counsel, and Vice President. Before joining Kroger, Ms. Wheatley was engaged in the private practice of law for 11 years, most recently as a partner at Porter Wright Morris & Arthur in Cincinnati.

COMPETITIVE ENVIRONMENT

For the disclosure related to our competitive environment, see Item 1A under the heading "Competitive Environment."

ITEM 1A.   RISK FACTORS.

There are risks and uncertainties that can affect our business. The significant risk factors are discussed below. The following information should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations," which includes forward-looking statements and factors that could cause us not to realize our goals or meet our expectations.

OUR PROPOSED TRANSACTION WITH ALBERTSONS CREATES INCREMENTAL BUSINESS, REGULATORY AND REPUTATIONAL RISKS

On October 13, 2022, we entered into a merger agreement with Albertsons Companies Inc. ("Albertsons"), which sets forth the terms of our proposed transaction. In connection with the proposed transaction, Kroger and Albertsons entered into a comprehensive divestiture plan with C&S Wholesale Grocers, LLC for the combined sale of certain stores, distribution centers, offices and private label brands. The proposed transaction with Albertsons and the divestiture plan entails important risks, including, among others: the expected timing and likelihood of completion of the proposed transaction and divestiture plan, including the timing, receipt and terms and conditions of any required governmental and regulatory clearance of the proposed transaction and divestiture plan, and/or resolution of pending litigation challenging the merger; the effect of the proposed divestiture plan; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or divestiture agreement; the outcome of any legal proceedings that have been instituted and may in the future be instituted against the parties and others following announcement of the merger agreement and proposed transaction or divestiture plan; the inability to consummate the proposed transaction or divestiture plan due to the failure to satisfy other conditions to complete the proposed transaction or divestiture plan; risks that the proposed transaction or divestiture plan disrupts our current plans and operations; the ability to identify and recognize, including on the expected timeline, the anticipated total shareholder return ("TSR"), revenue and EBITDA expectations; the amount of the costs, fees, expenses and charges related to the proposed transaction or divestiture plan; the risk that transaction and/or integration costs are greater than expected, including as a result of conditions regulators put on any approvals of the transaction; the potential effect of the announcement and/or consummation of the proposed transaction or divestiture plan on relationships, including with associates, suppliers and competitors; our ability to maintain an investment grade credit rating; the risk that management's attention is diverted from other matters; risks related to the potential effect of general economic, political and market factors, including changes in the financial markets as a result of inflation or measures implemented to address inflation, and any epidemic, pandemic or disease outbreaks, on Kroger, Albertsons or the proposed transaction or divestiture plan; the risk of adverse effects on the market price of our or Albertsons's securities or on Albertsons's or our operating results for any reason; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or divestiture agreement; and other risks described in our filings with the SEC.

INTEGRATION OF NEW BUSINESS AND STRATEGIC ALLIANCES

In addition to the above, we enter into mergers, acquisitions and strategic alliances with expected benefits including, among other things, operating efficiencies, procurement savings, innovation and sharing of best practices, that may allow for future growth. Achieving the anticipated or desired benefits may be subject to a number of significant challenges and uncertainties, including, without limitation, whether unique corporate cultures will work collaboratively in an efficient and effective manner, the coordination of geographically separate organizations, the possibility of imprecise assumptions underlying expectations regarding potential synergies, capital requirements, and the integration process (including the integration of internal controls into our business operations), unforeseen expenses and delays and competitive factors in the marketplace. We could also encounter unforeseen transaction and integration-related costs or other circumstances such as unforeseen liabilities or other issues. Many of these potential circumstances are outside of our control and any of them could result in increased costs, decreased revenue, decreased synergies and the diversion of management time and attention. If we are unable to achieve our objectives within the anticipated time frame, or at all, the expected benefits may not be realized fully or at all, or may take longer to realize than expected, which could have an adverse effect on our business, financial condition, results of operations or cash flows.

COMPETITIVE ENVIRONMENT

The operating environment for the food retailing industry continues to be characterized by the proliferation of local, regional, and national retailers, including both retail and digital formats, and intense and ever-increasing competition ranging from online retailers, mass merchant, club stores, regional chains, deep discounters, and dollar stores, as well as ethnic, specialty and natural food stores. With the proliferation of grocery delivery – both by retailers and third-party delivery service providers – customers have an even wider range of retailers from which to choose. Customers continue to expect a great shopping experience both in-store and online. The industry continues to be shaped by e-commerce, cooking at home and prepared foods to go and other customer needs and preferences. Customers want to be able to shop on their own terms with zero compromise whether at brick and mortar stores or online, pick-up or delivery, depending on their particular trip needs and other factors. If we do not appropriately or accurately anticipate customer preferences or fail to quickly adapt to these ever-changing preferences, our sales and profitability could be adversely affected. If we fail to meet the evolving needs of our customers, our ability to compete and our financial condition, results of operations or cash flows could be adversely affected.

We are continuing to enhance the customer connection with investments in our four strategic pillars – Seamless, Personalization, Fresh, and *Our Brands*. Each of these strategies is designed to better serve our customers and to generate customer loyalty and sustainable growth momentum. We believe our plans to continue to improve these four strategic pillars will enable us to meet the wide-ranging needs and expectations of our customers. If we are unable to continue to enhance the foregoing key elements of our connection with customers, or they fail to strengthen customer loyalty, our ability to compete and our financial condition, results of operations or cash flows could be adversely affected. Our ecosystem monetizes the traffic and data insights generated by our retail grocery business to create fast-growing, asset-light and margin-rich revenue streams. Growth in loyal households, customer traffic and digitally engaged customers allow us to grow profits and power the flywheel in our model. We may be unsuccessful in implementing our alternative profit strategy, which could adversely affect our business growth and our financial condition, results of operations or cash flows. The nature and extent to which our competitors respond to the evolving and competitive industry by developing and implementing their competitive strategies could adversely affect our profitability.

In addition, evolving customer preferences and the advancement of online, delivery, ship to home and mobile channels in our industry increase the competitive environment. We must anticipate and meet these evolving customer preferences and continue to implement technology, software and processes to be able to conveniently and cost-effectively fulfill customer orders. Providing flexible fulfillment options and implementing new technology is complex and may not meet customer preferences. If we are not successful in reducing or offsetting the cost of fulfilling orders outside of our in-store channel with efficiencies, cost-savings, expense reductions, or alternative revenues, our financial condition, results of operations or cash flows could be adversely affected.

In addition, if we do not successfully develop and maintain a relevant digital experience for our customers, our business, financial condition, results of operations or cash flows could be adversely affected. Digital retailing is rapidly evolving, and we must keep pace with new developments by our competitors as well as the evolving needs and preferences of our customers. We must compete by offering a convenient shopping experience for our customers regardless of how they choose to shop with us, and by investing in providing and maintaining relevant customer-facing apps and interfaces that have the features customers want that are also reliable and easy to use. The future success of the digital business will also depend on the efficiency and cost effectiveness of fulfilling orders across our modalities, whether in store, in pickup-only locations or through customer fulfillment centers powered by Ocado.

PRODUCT SAFETY

Customers count on Kroger to provide them with safe food and drugs and other merchandise. Concerns regarding the safety of the products that we sell could cause shoppers to avoid purchasing certain products from us, or to seek alternative sources of supply even if the basis for the concern is outside of our control. Any lost confidence on the part of our customers would be difficult and costly to reestablish. We could be adversely affected by personal injury or product liability claims, product recalls, or other health and safety issues, which occur from time to time. If we sell products that cause illness or injury to customers, resulting from product contamination or spoilage, the presence of certain substances, or damage caused in handling, storage or transportation, we could be exposed to claims or litigation. Any issue regarding the safety of items, whether *Our Brands* items manufactured by us or for us or CPG products we sell, regardless of the cause, could have a substantial and adverse effect on our reputation, financial condition, results of operations or cash flows.

EMPLOYEE MATTERS

Nearly two-thirds of our associates are covered by collective bargaining agreements with unions, and our relationship with those unions, including a prolonged work stoppage affecting a substantial number of locations, could have a material adverse effect on our financial condition, results of operations or cash flows. We are a party to approximately 350 collective bargaining agreements. Upon the expiration of our collective bargaining agreements, work stoppages by the affected workers could occur (and have occurred in the past) if we are unable to negotiate new contracts with labor unions. In addition, changes to national labor policy could affect labor relations with our associates and relationships with unions. Further, if we are unable to control health care, pension and wage costs, or if we have insufficient operational flexibility under our collective bargaining agreements, we may experience increased operating costs and an adverse effect on our financial condition, results of operations or cash flows.

We have committed to paying fair wages and providing the benefits that were collectively bargained with the United Food and Commercial Workers ("UFCW") and other labor unions representing associates. Our ability to control labor and benefit costs is subject to numerous internal and external factors, including regulatory changes, wage rates, and healthcare and other insurance costs. Changes to wage regulations, including further increases in the minimum wage or ordinances related to pay or working conditions enacted by local governments, could have an effect on our future financial condition, results of operations or cash flows. Our ability to meet our labor needs, while controlling wages and other costs, is subject to numerous external factors, including the available qualified workforce in each area where we are located, unemployment levels within those areas, wage rates, and changes in employment and labor laws.

Our continued success depends on the ongoing contributions of our associates, including members of our senior management and other key personnel. We must recruit, hire, develop and retain qualified associates with an increasingly large range of skills to meet the needs of our evolving and complex business. We compete with other retail and non-retail businesses for these associates and invest significant resources in training and motivating them. Competition among potential employers has resulted, and may in the future result, in increased associate costs and has from time to time affected our ability to recruit and retain associates. We may not be able to attract or retain sufficient highly qualified associates in the future, which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

DATA AND TECHNOLOGY

Our business is increasingly dependent on information technology systems that are complex and vital to continuing operations, resulting in an expansion of our technological presence and corresponding risk exposure. If we were to experience difficulties maintaining or operating existing systems or implementing new systems, we could incur significant losses due to disruptions in our operations. As we modernize legacy systems, if we are unable to successfully implement those systems in a coordinated manner across internal and external stakeholders, we could be subject to business interruption or reputation risk with our customers, suppliers or associates.

Through our sales and marketing activities, we collect and store some personal information that our customers provide to us. We also gather and retain information about our associates in the normal course of business. Under certain circumstances, we may share information with vendors that assist us in conducting our business, as required by law, or otherwise in accordance with our privacy policy.

Our technology systems have been, and may be in the future, disrupted from circumstances beyond our control, as we regularly defend against and respond to data security incidents. Cyber-attackers have targeted and accessed, and may in the future again target and, if successful, access information stored in our or our vendors' systems in order to misappropriate confidential customer or business information. Due to ongoing geopolitical conflicts, there is an increased possibility of cyberattacks that could either directly or indirectly affect our operations. Although we have implemented procedures to protect our information, and require our vendors to do the same, we cannot be certain that our security systems will successfully defend against, or be able to effectively respond to, rapidly evolving, increasingly sophisticated cyber-attacks as they become more difficult to detect and defend against. Further, a Kroger associate, a contractor or other third party with whom we do business may in the future circumvent our security measures in order to obtain information or may inadvertently cause a breach involving information. In addition, hardware, software or applications we may use may have inherent defects, vulnerabilities, or could be inadvertently or intentionally applied or used in a way that could compromise our information security.

Our cybersecurity program, continued investment in our information technology systems, and our processes to evaluate and select vendors with reasonable information security controls may not effectively insulate us from potential attacks, data breaches or disruptions to our business operations, which could result in a loss of customers or business information, negative publicity, damage to our reputation, and exposure to claims from customers, financial institutions, regulatory authorities, payment card associations, associates and other persons. Any such events could have an adverse effect on our business, financial condition, results of operations or cash flows and may not be covered by our insurance. In addition, compliance with privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes and may require us to devote significant management resources to address these issues. The costs of attempting to protect against the foregoing risks and the costs of responding to cyber-attacks are significant. Following a cyber-attack, our and/or our vendors' remediation efforts may not be successful, and a cyber-attack could result in interruptions, delays or cessation of service, and loss of existing or potential customers. In addition, breaches of our and/or our vendors' security measures and the unauthorized dissemination of sensitive personal information or confidential information about us or our customers could expose our customers' private information and our customers to the risk of financial or medical identity theft, or expose us or other third parties to a risk of loss or misuse of this information, and result in investigations, regulatory enforcement actions, material fines and penalties, loss of customers and business relationships, litigation or other actions which could have a material adverse effect on our brands, reputation, business, financial condition, results of operations or cash flows.

Data governance failures can adversely affect our reputation and business. Our business depends on our customers' willingness to entrust us with their personal information. Events that adversely affect that trust, including inadequate disclosure to our customers of our uses of their information, failures to honor new and evolving data privacy rights, failing to keep our information technology systems and our customers' sensitive information secure from significant attack, theft, damage, loss or unauthorized disclosure or access, whether as a result of our action or inaction (including human error) or that of our business associates, vendors or other third parties, could adversely affect our brand and reputation and operating results and also could expose and/or has exposed us to mandatory disclosure to the media, litigation (including class action litigation), governmental investigations and enforcement proceedings, material fines, penalties and/or remediation costs, and compensatory, special, punitive and statutory damages, consent orders, and/or injunctive relief, any of which could adversely affect our businesses, financial condition, results of operations or cash flows. Large scale data breaches at other entities, including supply chain security vulnerabilities, increase the challenge we and our vendors face in maintaining the security of our information technology systems and proprietary information and of our customers' information. There can be no assurance that such failures will not occur, or if any do occur, that we will detect them or that they can be sufficiently remediated.

The use of data by our business and our business associates is highly regulated. Privacy and information-security laws and regulations change, and compliance with them may result in cost increases due to, among other things, systems changes and the development of new processes. If we, our third-party service providers, or those with whom we share information fail to comply with laws and regulations, or self-regulatory regimes, that apply to all or parts of our business, such as section 5 of the FTC Act, the California Consumer Privacy Act (CCPA), the Health Insurance Portability and Accountability Act (HIPAA), or applicable international laws such as the EU General Data Protection Regulation (GDPR), our reputation could be damaged, possibly resulting in lost business, and we could be subjected to additional legal risk or financial losses as a result of non-compliance.

PAYMENT SYSTEMS

We accept payments using a variety of methods, including cash and checks, select credit and debit cards, and Kroger Pay, a mobile payment solution. As we offer new payment options to our customers, we may be subject to additional rules, regulations, compliance requirements, and higher fraud losses. For certain payment methods, we pay interchange and other related acceptance fees, along with additional transaction processing fees. We rely on third parties to provide payment transaction processing services for credit and debit cards. It could disrupt our business if these companies become unwilling or unable to provide these services to us, including due to short term disruption of service. We are also subject to evolving payment card association and network operating rules, including data security rules, certification requirements and rules governing electronic funds transfers. For example, we are subject to Payment Card Industry Data Security Standards ("PCI DSS"), which contain compliance guidelines and standards with regard to our security surrounding the physical and electronic storage, processing and transmission of individual cardholder data. If our payment card terminals or internal systems are breached or compromised, we may be liable for card re-issuance costs and other costs, subject to fines and higher transaction fees, and lose our ability to accept card payments from our members, or if our third-party service providers' systems are breached or compromised, our business, financial condition, results of operations or cash flows could be adversely affected.

INDEBTEDNESS

Our indebtedness could reduce our ability to obtain additional financing for working capital, mergers and acquisitions or other purposes and could make us vulnerable to future economic downturns as well as competitive pressures. If debt markets do not permit us to refinance certain maturing debt, we may be required to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness. Changes in our credit ratings, or in the interest rate environment, could have an adverse effect on our financing costs and structure.

LEGAL PROCEEDINGS AND INSURANCE

From time to time, we are a party to legal proceedings, including matters involving personnel and employment issues, personal injury, contract disputes, regulatory claims and other proceedings. Other legal proceedings purport to be brought as class actions on behalf of similarly situated parties. Some of these proceedings could result in a substantial loss to Kroger. We estimate our exposure to these legal proceedings and establish accruals for the estimated liabilities, where it is reasonably possible to estimate and where an adverse outcome is probable. Assessing and predicting the outcome of these matters involves substantial uncertainties. Adverse outcomes in these legal proceedings, or changes in our evaluations or predictions about the proceedings, could have an adverse effect on our financial condition, results of operations or cash flows. Please also refer to the "Litigation" section in Note 12 to the Consolidated Financial Statements.

We use a combination of insurance and self-insurance to provide for potential liability for workers' compensation, automobile and general liability, property, director and officers' liability, cyber risk exposure and associate health care benefits. Any actuarial projection of losses is subject to a high degree of variability. With respect to insured matters, we are liable for retention amounts that vary by the nature of the claim, and some losses may not be covered by insurance. Changes in legal claims, trends and interpretations, variability in inflation rates, changes in the nature and method of claims settlement, benefit level changes due to changes in applicable laws, insolvency of insurance carriers, and changes in discount rates could all affect our financial condition, results of operations or cash flows.

MULTI-EMPLOYER PENSION OBLIGATIONS

As discussed in more detail below in "Management's Discussion and Analysis of Financial Condition and Results of Operations-Critical Accounting Policies-Multi-Employer Pension Plans," Kroger contributes to several multi-employer pension plans based on obligations arising under collective bargaining agreements with unions representing associates covered by those agreements. We believe the present value of actuarially accrued liabilities in most of these multi-employer plans exceeds the value of the assets held in trust to pay benefits, and we expect that Kroger's contributions to most of these funds will increase over the next few years. A significant increase to those funding requirements could adversely affect our financial condition, results of operations or cash flows. Despite the fact that the pension obligations of these funds are not the liability or responsibility of the Company, except as noted below, there is a risk that the agencies that rate our outstanding debt instruments could view the underfunded nature of these plans unfavorably, or adjust their current views unfavorably, when determining their ratings on our debt securities. Any downgrading of our debt ratings likely would adversely affect our cost of borrowing and access to capital.

We also currently bear the investment risk of two multi-employer pension plans in which we participate. In addition, we have been designated as the named fiduciary of these funds with sole investment authority of the assets of these funds. If investment results fail to meet our expectations, we could be required to make additional contributions to fund a portion of or the entire shortfall, which could have an adverse effect on our business, financial condition, results of operations or cash flows.

FUEL

We sell a significant amount of fuel in our 1,665 fuel centers, which could face increased regulation, including due to climate change or other environmental concerns, and demand could be affected by concerns about the effect of emissions on the environment as well as retail price increases. We are unable to predict future regulations, environmental effects, political unrest, acts of war or terrorism, disruptions to the economy, including but not limited to pandemics and other health crises, geopolitical conflicts and other matters that affect the cost and availability of fuel, and how our customers will react to such factors, which could adversely affect our financial condition, results of operations or cash flows.

ECONOMIC CONDITIONS

Our operating results could be materially affected by changes in overall economic conditions and other economic factors that affect consumer confidence and spending, including discretionary spending. Future economic conditions affecting disposable consumer income such as employment levels, business conditions, overall economic slowdown or recession, changes in housing market conditions, changes in government benefits such as SNAP/EBT, student loan relief, or child care credits, the availability of credit, interest rates, inflation, disinflation or deflation, tax rates and other matters could reduce consumer spending. Inflation could materially affect our operating results through increases to our cost of goods, supply chain costs and labor costs. In addition, the economic factors listed above, or any other economic factors or circumstances resulting in higher transportation, labor, insurance or healthcare costs or commodity prices, and other economic factors can increase our merchandise costs and operating, general and administrative expenses and otherwise adversely affect our financial condition, results of operations or cash flows. Increased fuel prices also have an effect on consumer spending and on our costs of producing and procuring products that we sell. A deterioration in overall economic conditions, including the uncertainty caused by inflation rate volatility, could adversely affect our business in many ways, including slowing sales growth, reducing overall sales and reducing gross margins. Geopolitical and catastrophic events, such as wars and conflicts, civil unrest, acts of terrorism or other acts of violence, including active shooter situations (which have occurred in the past at our locations), or the loss of merchandise as a result of shrink or industry-wide theft and organized retail crime, or pandemics or other health crises, and other matters that could reduce consumer spending, could materially affect our financial condition, results of operations or cash flows. We regularly maintain cash balances at third-party financial institutions in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limit and are therefore reliant on banks and other financial institutions to safeguard and allow ready access to these assets. If banks or financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability to access our existing cash, cash equivalents and investments may be threatened. We are unable to predict how the global economy and financial markets will perform. If the global economy and financial markets do not perform as we expect, it could adversely affect our business, financial condition, results of operations or cash flows.

Our operating results could be adversely affected by any future disease outbreak, including pandemics, epidemics, or similar widespread health concerns. We cannot predict with certainty the extent that our operations may be affected by any effects of the foregoing on us or on our customers, suppliers, vendors, and other business partners, and each of their financial conditions; however, any adverse effect on these parties could materially and adversely affect us. To the extent that any health crisis affects the U.S. and global economy and our business, it may also heighten other risks described in this section, including but not limited to those related to consumer behavior and expectations, competition, implementation of strategic initiatives, cybersecurity threats, payment-related risks, supply chain disruptions, labor availability and cost, litigation and operational risk as a result of regulatory requirements.

LEGAL AND GOVERNMENT REGULATION

We are subject to various laws, regulations, and administrative practices that affect our business, including laws and regulations involving antitrust and competition, privacy, data protection, environmental, healthcare, anti-bribery, anti-corruption, tax, accounting, and financial reporting or other matters. These and other rapidly changing laws, regulations, policies and related interpretations, as well as increased enforcement actions by various governmental and regulatory agencies, create challenges for us, may alter the environment in which we do business and may increase the ongoing costs of compliance, which could adversely affect our financial condition, results of operations and cash flows. If we are unable to continue to meet these challenges and comply with all laws, regulations, policies and related interpretations, it could negatively affect our reputation and our business results. Additionally, we are currently, and in the future may be, subject to a number of inquiries, investigations, claims, proceeding, and requests for information from governmental agencies or private parties, the adverse outcomes of which could harm our business. Failure to successfully manage these new or pending regulatory and legal matters and resolve such matters without significant liability or damage to our reputation may adversely affect our financial condition, results of operations and cash flows. Furthermore, if new or pending legal or regulatory matters result in fines or costs in excess of the amounts accrued to date, that may also materially affect our financial condition, results of operations or cash flows.

In addition, increasing governmental and societal attention to environmental, social, and governance ("ESG") matters, including expanding voluntary reporting, diligence, and disclosure on topics such as climate change, waste production, water usage, human capital, labor, and risk oversight, could expand the nature, scope, and complexity of matters that we are required to control, assess, and report and could negatively affect our reputation. Given our commitment to our ESG strategy, we have established and publicly announced certain goals which we may refine or even expand further in the future. The execution of this strategy to achieve these goals is subject to risks and uncertainties, many of which may be outside of our control and prove to be more costly than we anticipate. These risks and uncertainties include, but are not limited to, our ability to achieve our goals within the currently projected costs and the expected timeframes; unforeseen operational and technological difficulties; the outcome of research efforts and future technology developments; and the success of our collaborations with and reliance on third parties. Any failure, or perceived failure, to achieve these goals or the setting or publication of certain targets could damage our reputation and customer, investor and other stakeholder relationships, and may even result in regulatory enforcement action. Such conditions could have an adverse effect on our business, financial condition, results of operations or cash flows.

Additionally, we must comply with numerous provisions regulating, among other things, health and sanitation standards, food labeling and safety, equal employment opportunity, minimum wages and licensing for the sale of food, drugs, and alcoholic beverages. We cannot predict future laws, regulations, interpretations, administrative orders, or applications, or the effect they will have on our operations. They could, however, significantly increase the cost of doing business. They also could require the reformulation of some of the products that we sell (or manufacture for sale to third parties) to meet new standards. We also could be required to recall or discontinue the sale of products that cannot be reformulated. These changes could result in additional record keeping, expanded documentation of the properties of certain products, expanded or different labeling, or scientific substantiation. Any or all of these requirements could have an adverse effect on our financial condition, results of operations or cash flows.

WEATHER, NATURAL DISASTERS AND OTHER EVENTS

A large number of our stores, distribution facilities and fulfillment centers are geographically located in areas that are susceptible to hurricanes, tornadoes, floods, droughts, ice and snow storms and earthquakes. Weather conditions and natural disasters have, and may again in the future, disrupt our operations at one or more of our facilities, interrupt the delivery of products to our stores, substantially increase the cost of products, including supplies and materials and substantially increase the cost of energy needed to operate our facilities or deliver products to our facilities. Moreover, the effects of climate change, including those associated with extreme weather events, may affect our ability to procure needed commodities at costs and in quantities that are optimal for us or at all. Adverse weather or natural disasters and other matters that could reduce consumer spending, could materially affect our financial condition, results of operations or cash flows.

CLIMATE IMPACT

The long-term effects of global climate change present both physical risks, such as extreme weather conditions or rising sea levels, and transition risks, such as regulatory or technology changes, which are expected to be widespread and unpredictable. These changes could over time affect, for example, the availability and cost of products, commodities and energy including utilities, which in turn may affect our ability to procure goods or services required for the operation of our business at the quantities and levels we require. In addition, many of our operations and facilities are in locations that may be affected by the physical risks of climate change, and we face the risk of losses incurred as a result of physical damage to stores, distribution or fulfillment centers, loss or spoilage of inventory and business interruption caused by such events. We also use natural gas, diesel fuel, gasoline and electricity in our operations, all of which could face increased regulation and cost increases as a result of climate change or other environmental concerns. Transitioning to alternative energy sources, such as renewable electricity or electric vehicles, and investments in new technologies, could incur higher costs. Regulations limiting greenhouse gas emissions and energy inputs will also increase in coming years, which may increase our costs associated with compliance, tracking, reporting, and sourcing. These events and their effects could otherwise disrupt and adversely affect our operations and could have an adverse effect on our financial condition, results of operations or cash flows.

SUPPLY CHAIN

Disruption in our global supply chain could negatively affect our business. The products we sell are sourced from a wide variety of domestic and international vendors, and any future disruption in our supply chain or inability to find qualified vendors and access products that meet requisite quality and safety standards in a timely and efficient manner could adversely affect our business. The loss or disruption of such supply arrangements for any reason, labor disputes, loss or impairment of key manufacturing sites, acts of war or terrorism, disruptive global political events, quality control issues, a supplier's financial distress, natural disasters or health crises, regulatory actions or ethical sourcing issues, trade sanctions or other external factors over which we have no control, could interrupt product supply and, if not effectively managed and remedied, have an adverse effect on our business, financial condition, results of operations or cash flows.

ITEM 1B.   UNRESOLVED STAFF COMMENTS.

None.

ITEM 1C.   CYBERSECURITY.

RISK MANAGEMENT AND STRATEGY

Securing Kroger's business information, intellectual property, customer and employee data and technology systems is essential for the continuity of our businesses, meeting applicable regulatory requirements and maintaining the trust of our stakeholders. We have adopted enterprise cybersecurity risk mitigation and governance processes, which are set forth in the Kroger Cybersecurity Risk Management program ("CRM"), the Kroger Third-Party Cybersecurity Risk Management program ("TPCRM"), and the Kroger Cyber Incident Response Plan ("IR Plan"). Our approach is guided by the principles of the CRM, which includes monitoring threats and vulnerabilities and assessing and monitoring related controls, supporting the Corporate Information Security function, the Chief Information Security Officer ("CISO") and Chief Information Officer ("CIO"). Kroger's cybersecurity policies, standards, processes, and practices are integrated into our overarching risk management system in an effort to enhance our ability to safeguard our operations and information, which includes quarterly cybersecurity reporting to the Board, delivered by senior leadership.

Kroger Cyber Risk Management Program

The CRM was developed in collaboration with third-party consultants and is aligned with the National Institute of Standards and Technology ("NIST"), Risk Management Framework ("RMF"), Cybersecurity Framework ("CSF") and the International Organization for Standardization 27001 ("ISO 27001"). The program includes security and privacy, risk-based controls, and incorporates lessons learned from cybersecurity incidents. Under Kroger's CRM, cyber risks, including cyber threats and cyber events/incidents, are assessed, treated, and monitored on a continuous basis. We integrate lessons learned from incident response and cyber risk mitigation into our cyber risk management strategy, in an effort to improve overall cybersecurity on an ongoing basis. Kroger's CRM program is spearheaded by specific management positions, chosen for their expertise in the field as further discussed below.

In line with cyber risk management best practices, we have collaborated with recognized third-party experts as needed to align the CRM's foundational processes, metrics, monitoring, and reporting with common frameworks such as NIST and RMF.

Third-Party Cyber Risk Management

Recognizing the potential vulnerabilities posed by third-party relationships, Kroger has implemented a comprehensive TPCRM program. The TPCRM program is designed to assess third-party cybersecurity risks by employing third-party risk assessments, vendor tiering, and a dedicated team tasked with recommending holistic improvements to strengthen Kroger's cybersecurity posture, sourcing, and contracting processes. Kroger's Information Security Operations Center ("iSOC") responds to known third-party incidents on a continuous basis. The iSOC is a part of the Corporate Information Security ("CIS") department and is responsible for detecting, responding to, and escalating security incidents. We partner directly with business stakeholders and technology custodians to determine an appropriate response to manage incident risk to minimize the effect to the business. This response process is a regular and critical function of the iSOC and is defined in a separate appendix to the IR Plan. Any material risk identified from these incidents is escalated and communicated using formal severity and impact criteria as defined in the IR Plan.

Kroger Cyber Incident Response Plan

The IR Plan documents the processes by which information security events are detected, identified, prioritized, and analyzed. The Kroger iSOC, CISO, legal counsel, and corporate affairs stakeholders are then engaged depending on the incident's scope, business effect, and potential material risk. This cross-functional team is responsible for assessing an appropriate response and mitigation pathway. Once security events are identified through the enterprise detection and monitoring ecosystem, the IR Plan sets forth an incident prioritization/decision workflow to determine scope, business effect, and potential material risk. This workflow is implemented through collaboration with the iSOC, CISO, legal counsel, and corporate affairs stakeholders.

In addition to the processes outlined above, we have also implemented an information security training program for employees that includes security awareness training related to cyber security risks, simulated phishing emails and regular communication to the enterprise regarding cyber security risks.

We experience cybersecurity threats and incidents from time to time. We are not aware of any material risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our business strategy, our financial condition, results of operations or cash flows. There can be no assurance that cybersecurity threats will not have a material effect on us, including our business strategy, our financial condition, results of operations or cash flows. Please see "Item 1A. Risk Factors" for more information on our cybersecurity-related risks.

GOVERNANCE

Protection of our customers' data is a fundamental priority for our Board and management team. Our risk management team is integrated into our CIS function and is led by our CIO and CISO. The risk management team reports to the CISO and has combined experience in information security, governance, and compliance, including domains such as engineering, architecture, cybersecurity, and privacy. This team is responsible for defining the program, cybersecurity governance, and gathering insights related to assessing, identifying, and managing cybersecurity threat risks, their severity, and mitigations.

Kroger's CIO reports to the CEO and leads technology and digital capabilities for the Kroger Co., including the overall cybersecurity strategy. Kroger's CIO & Chief Digital Officer, has over 20 years of both leading and transforming technology, digital growth, and e-commerce in the retail and food industry. Kroger's interim CISO brings nearly 20 years of experience developing and leading security and risk programs. His experience includes governance, information security, and threat management.

The Audit Committee of Kroger's Board of Directors is charged with oversight of data privacy and cybersecurity risks. Kroger's CIO and CISO provide quarterly updates on cybersecurity risks and related mitigating actions to the Audit Committee, meet with the full Board at least annually and inform the Audit Committee immediately if a cybersecurity incident is deemed material. They report to the Audit Committee and the Board on compliance and regulatory issues, provide updates concerning continuously-evolving threats and mitigating actions, and present a NIST Cybersecurity Framework Scorecard. Additionally, the CIO and CISO discuss and present strategies to address geopolitical threats that may affect operations as well as technological changes, such as AI and quantum computing. In overseeing cybersecurity risks, the Audit Committee focuses on aggregated, thematic issues with a risk-based approach. Oversight of cybersecurity risk incorporates strategy metrics, third-party assessments, and internal audit and controls. An independent third party also regularly reports to the Audit Committee and the full Board on cybersecurity, and outside counsel advises the Board on best practices for cybersecurity oversight by the Board, and the evolution of that oversight over time. Management also reports on strategic key risk indicators, ongoing initiatives, and significant incidents and their effect.

ITEM 2.   PROPERTIES.

As of February 3, 2024, we operated approximately 2,800 owned or leased supermarkets, distribution warehouses and food production plants through divisions, subsidiaries or affiliates. These facilities are located throughout the United States. We generally own store equipment, fixtures and leasehold improvements, as well as processing and food production equipment. The total cost of our owned assets and finance leases at February 3, 2024, was $56.7 billion while the accumulated depreciation was $31.5 billion.

We lease certain store real estate, warehouses, distribution centers, office space and equipment. We operate in leased facilities in approximately half of our store locations. Lease terms generally range from 10 to 20 years with options to renew for varying terms at our sole discretion. Certain leases also include options to purchase the leased property. Leases with an initial term of 12 months or less are not recorded on the balance sheet. Certain leases include escalation clauses or payment of executory costs such as property taxes, utilities or insurance and maintenance. Rent expense for leases with escalation clauses or other lease concessions are accounted for on a straight-line basis over the lease term. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants. Certain properties or portions thereof are subleased to others for periods generally ranging from one to 20 years. For additional information on lease obligations, see Note 9 to the Consolidated Financial Statements.

ITEM 3.   LEGAL PROCEEDINGS.

Incorporated by reference herein is information regarding certain legal proceedings in which we are involved as set forth under "Litigation" contained in Note 12 – "Commitments and Contingencies" in the notes to the Consolidated Financial Statements in Item 8 of Part II of this Annual Report.

ITEM 4.   MINE SAFETY DISCLOSURES.

Not applicable.

PART II

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Our common stock is listed on the New York Stock Exchange under the symbol "KR." As of March 27, 2024, there were 24,275 shareholders of record.

During 2023, we paid two quarterly cash dividends of $0.26 per share and two quarterly cash dividends of $0.29 per share. During 2022, we paid two quarterly cash dividends of $0.21 per share and two quarterly cash dividends of $0.26 per share. On March 1, 2024, we paid a quarterly cash dividend of $0.29 per share. On March 14, 2024, we announced that our Board of Directors declared a quarterly cash dividend of $0.29 per share, payable on June 1, 2024, to shareholders of record at the close of business on May 15, 2024. We currently expect to continue to pay comparable cash dividends on a quarterly basis, that will increase over time, depending on our earnings and other factors, including approval by our Board.

For information on securities authorized for issuance under our existing equity compensation plans, see Item 12 under the heading "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters."

PERFORMANCE GRAPH

Set forth below is a line graph comparing the five-year cumulative total shareholder return on our common shares, based on the market price of the common shares and assuming reinvestment of dividends, with the cumulative total return of companies in the Standard & Poor's 500 Stock Index and a peer group composed of food and drug companies.



COMPARISON OF CUMULATIVE FIVE-YEAR TOTAL RETURN*
Among The Kroger Co., the S&P 500, and Peer Group**

Company Name/Index	Base Period 2018	INDEXED RETURNS Years Ending				
		2019	2020	2021	2022	2023
The Kroger Co.	100	97.94	128.49	165.19	174.57	183.07
S&P 500 Index	100	121.56	142.53	172.46	161.03	199.42
Peer Group	100	120.67	148.43	175.27	169.86	197.90

Kroger's fiscal year ends on the Saturday closest to January 31.

Data supplied by Standard & Poor's.

The foregoing Performance Graph will not be deemed incorporated by reference into any other filing, absent an express reference thereto.

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* Total assumes $100 invested on February 2, 2019, in The Kroger Co., S&P 500 Index, and the Peer Group, with reinvestment of dividends.

** The Peer Group consists of Albertsons Companies, Inc. (included from June 26, 2020 when it began trading), Costco Wholesale Corporation, CVS Health Corporation, Koninklijke Ahold Delhaize N.V., Target Corp., Walgreens Boots Alliance Inc. and Walmart Inc.

The following table presents information on our purchases of our common shares during the fourth quarter of 2023:

ISSUER PURCHASES OF EQUITY SECURITIES

Period[1]	Total Number of Shares Purchased[2]	Average Price Paid Per Share[2]	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[3]	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs[4] (in millions)
First period - four weeks				
November 5, 2023 to December 2, 2023	7,093	$ 44.09	6,900	$ 1,000
Second period - four weeks				
December 3, 2023 to December 30, 2023	82,059	$ 44.75	64,200	$ 1,000
Third period - five weeks				
December 31, 2023 to February 3, 2024	96,000	$ 46.07	96,000	$ 1,000
Total	185,152	$ 45.41	167,100	$ 1,000

(1) The fourth quarter of 2023 contained two 28-day periods and one 35-day period.
(2) Includes (i) shares repurchased under a program announced on December 6, 1999 to repurchase common shares to reduce dilution resulting from our employee stock option and long-term incentive plans, under which repurchases are limited to proceeds received from exercises of stock options and the tax benefits associated therewith ("1999 Repurchase Program") and (ii) 18,052 shares that were surrendered to Kroger by participants under our long-term incentive plans to pay for taxes on restricted stock awards.
(3) Represents shares repurchased under the 1999 Repurchase Program.
(4) On September 9, 2022, our Board of Directors approved a $1.0 billion share repurchase program to reacquire shares via open market purchase or privately negotiated transactions, block trades, or pursuant to trades intending to comply with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the "September 2022 Repurchase Program"). The amounts shown in this column reflect the amount remaining under the September 2022 Repurchase Program as of the specified period end dates. Amounts available under the 1999 Repurchase Program are dependent upon option exercise activity. The September 2022 Repurchase Program and the 1999 Repurchase Program do not have an expiration date but may be suspended or terminated by our Board of Directors at any time. No shares have been repurchased under the September 2022 authorization. During the third quarter of 2022, we paused our share repurchase program to prioritize de-leveraging following the proposed merger with Albertsons.

ITEM 6.   RESERVED.

Not applicable.

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion and analysis of financial condition and results of operations of The Kroger Co. should be read in conjunction with the "Forward-looking Statements" section set forth in Part I and the "Risk Factors" section set forth in Item 1A of Part I. MD&A is provided as a supplement to, and should be read in conjunction with, our Consolidated Financial Statements and the accompanying notes thereto contained in Item 8 of this report, as well as Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Form 10-K for the year ended January 28, 2023, which provides additional information on comparisons of fiscal years 2022 and 2021.

OUR VALUE CREATION MODEL – DELIVERING CONSISTENT AND ATTRACTIVE TOTAL SHAREHOLDER RETURN

Kroger's proven value creation model is allowing us to deliver today and invest for the future. The foundation of our value creation model is our omnichannel retail business, including fuel and health and wellness. By executing on our go-to-market strategy built on the four pillars of Fresh, *Our Brands*, Personalization and Seamless, we are creating a shopping experience that builds loyalty and grows sales. Our retail business generates traffic and data which accelerates growth in our high operating margin alternative profit businesses, like Kroger Precision Marketing. In turn, the value generated from these businesses enables us to reinvest back into our retail business.

We are focused on enhancing our pillars and delivering an exceptional customer experience to accelerate this flywheel effect. By expanding our store network and improving our digital capabilities, we expect to grow households and increase sales. Kroger has evolved into a more diverse business, with a model that provides more ways than ever to generate net earnings growth.

This will be achieved by:

- Growing identical sales without fuel. Our plan involves maximizing growth opportunities in our retail business and is supported by continued strategic investments in our associates, greater value for our customers and our seamless ecosystem to ensure we deliver a full, fresh and friendly experience for every customer, every time. As more and more customers incorporate ecommerce into their permanent routines, we expect digital sales to grow at a double-digit rate – a faster pace than other food at home sales – over time; and

- Expanding operating margin through long-term initiatives in gross margin, growing alternative profit businesses, and productivity and cost saving initiatives that are focused on simplifying processes and utilizing technology to enhance the associate experience without affecting the customer experience. Together, these will enable us to improve operating margin, while balancing strategic price investments for customers and wage and benefit investments for associates.

We expect to continue to generate strong free cash flow and are committed to being disciplined with capital deployment in support of our value creation model and stated capital allocation priorities. Our first priority is to invest in the business through attractive high return opportunities that drive long-term sustainable net earnings growth. We are committed to maintaining our current investment grade debt rating and our net total debt to adjusted EBITDA ratio target range of 2.30 to 2.50. We also expect to continue to grow our dividend over time and return excess cash to shareholders via stock repurchases, subject to Board approval. During the third quarter of 2022, we paused our share repurchase program to prioritize de-leveraging following the proposed merger with Albertsons.

We expect our value creation model will result in total shareholder return within our target range of 8% to 11% over time, which does not contemplate the effect of the proposed merger with Albertsons.

2023 EXECUTIVE SUMMARY

We achieved strong results in 2023, in line with our long-term growth model and built on three consecutive years of growth, despite navigating a challenging operating environment. By maintaining our long-term commitment to lower prices, through personalized promotions and rewards, we are increasing customer visits and growing loyal households through the strength of our retail business, continuing our evolution into a more diverse business, and our value creation model is providing us multiple ways to drive sustainable future growth.

Our results provided another proof point of the strength and resilience of our value creation model, which supported another year of strong free cash flow and adjusted net earnings per diluted share growth, excluding the 53rd week in fiscal year 2023 (the "Extra Week"). This was the result of continued momentum across several margin expansion initiatives, strong Our Brands performance, strong growth in alternative profit businesses, our ability to effectively manage product cost through strong sourcing practices, lower supply chain costs and a lower year-over-year LIFO charge. During the year, we continued to invest in wages and the associate experience as a way to support the delivery of a full, fresh and friendly customer experience. In 2023, we increased associate wages resulting in an average hourly rate of nearly $19, and a rate of nearly $25 with comprehensive benefits factored in, which is a 33% increase in rate in the last five years.

The following table provides highlights of our financial performance:

Financial Performance Data

($ in millions, except per share amounts)

	Fiscal Year		
	2023	**Percentage Change**	**2022**
Sales	$ 150,039	1.2 %	$ 148,258
Sales without fuel and the Extra Week	$ 130,988	1.1 %	$ 129,626
Net earnings attributable to The Kroger Co.	$ 2,164	(3.6)%	$ 2,244
Adjusted net earnings attributable to The Kroger Co. excluding the Extra Week	$ 3,335	7.4 %	$ 3,104
Net earnings attributable to The Kroger Co. per diluted common share	$ 2.96	(3.3)%	$ 3.06
Adjusted net earnings attributable to The Kroger Co. per diluted common share excluding the Extra Week	$ 4.56	7.8 %	$ 4.23
Operating profit	$ 3,096	(25.0)%	$ 4,126
Adjusted FIFO operating profit excluding the Extra Week	$ 4,799	(5.5)%	$ 5,079
Dividends paid	$ 796	16.7 %	$ 682
Dividends paid per common share	$ 1.10	17.0 %	$ 0.94
Identical sales excluding fuel[1]	0.9 %	N/A	5.6 %
FIFO gross margin rate, excluding fuel and the Extra Week, bps increase (decrease)[1]	0.18	N/A	(0.09)
OG&A rate, excluding fuel, Adjusted Items and the Extra Week, bps increase (decrease)[1]	0.21	N/A	(0.19)
(Decrease)/increase in total debt, including obligations under finance leases compared to prior fiscal year end	$ (1,152)	N/A	$ 14
Share repurchases	$ 62	N/A	$ 993

(1) Identical sales without fuel would have grown 2.3% in fiscal 2023 if not for the reduction in pharmacy sales from the previously communicated termination of our agreement with Express Scripts effective December 31, 2022. In fiscal 2023, the terminated agreement had a positive effect on the FIFO gross margin rate, excluding fuel and the Extra Week, and a negative effect on the OG&A rate, excluding fuel, the Extra Week and the 2023 and 2022 Adjusted Items, as defined below. The overall net effect on adjusted FIFO operating profit was slightly positive.

OVERVIEW

Notable items for 2023 are:

Shareholder Return

- Achieved net earnings attributable to The Kroger Co. per diluted common share of $2.96, which represents a 3.3% decrease compared to 2022. The 2023 results include losses per diluted common share of $1.60 related to our opioid settlement charges.

- Net earnings include $179 million, $144 million net of tax, due to the Extra Week. The Extra Week in 2023 contributed $0.20 to our net earnings per diluted common share result for 2023.

- Achieved adjusted net earnings attributable to The Kroger Co. per diluted common share excluding the Extra Week of $4.56, which represents an 8% increase compared to 2022. Including the Extra Week, adjusted net earnings per diluted common share increased 13% compared to 2022.

- Achieved operating profit of $3.1 billion, which represents a 25% decrease compared to 2022. The 2023 results reflect charges of $1.5 billion related to our opioid settlement charges.

- Achieved adjusted FIFO operating profit excluding the Extra Week of $4.8 billion, which represents a 6% decrease compared to 2022. Including the Extra Week, adjusted FIFO operating profit decreased 2% compared to 2022.

- Generated cash flows from operations of $6.8 billion, which represents a 51% increase compared to 2022.

- Returned $0.8 billion to shareholders through dividend payments.

Other Financial Results

- Identical sales, excluding fuel, increased 0.9%. Identical sales, excluding fuel, would have grown 2.3% in 2023 if not for the reduction in pharmacy sales from our termination of our agreement with Express Scripts effective December 31, 2022. This terminated agreement had no material effect on profitability.

- Digital sales grew to $12 billion in annual sales. Digital sales include products ordered online and picked up at our stores and our Delivery and Ship solutions. Excluding the Extra Week, digital sales increased 12%, which was led by strength in our Delivery solutions, which grew by 25%. Delivery solutions growth was driven by our Boost membership program and expansion of our Kroger Delivery network. Our Delivery solutions include orders delivered to customers from retail store locations, customer fulfillment centers powered by Ocado and orders placed through third-party platforms. Our Ship solutions primarily include online orders placed through our owned platforms that are dispatched using mail service or third-party courier.

- Our LIFO charge for 2023 was $113 million, compared to $626 million in 2022. The decrease in LIFO charge was due to lower product cost inflation year-over-year.

- Alternative profit streams contributed $1.3 billion of operating profit in 2023.

Significant Events

- During the second quarter of 2023, we recognized opioid settlement charges of $1.4 billion, $1.1 billion net of tax, related to the nationwide opioid settlement framework to settle substantially all opioid lawsuits and claims against Kroger. We have agreed to make settlement payments related to the nationwide settlement framework of approximately $1.2 billion in equal installments over 11 years, and $177 million in equal installments over six years. During the first quarter of 2023, we recognized opioid settlement charges of $62 million, $49 million net of tax, related to all pending and future opioid litigation claims with the State of West Virginia, which are payable over 10 years. For additional information about our opioid settlement charges in 2023, see Note 12 to the Consolidated Financial Statements.

- On September 8, 2023, Kroger and Albertsons announced they have entered a definitive agreement with C&S Wholesale Grocers, LLC for the combined sale of 413 stores, eight distribution centers, two offices and five private label brands for approximately $1.9 billion cash, in connection with the proposed merger, subject to customary adjustments. The financial terms of this divestiture plan are in line with what we expected and allow us to reaffirm the shareholder value creation opportunity the proposed merger creates. For additional information about the proposed merger with Albertsons, see Note 16 to the Consolidated Financial Statements.

OUR BUSINESS

The Kroger Co. (the "Company" or "Kroger") was founded in 1883 and incorporated in 1902. Our Company is built on the foundation of our food retail business, which includes the added convenience of our retail pharmacies and fuel centers. Our strategy is focused on growing customer loyalty by delivering great value and convenience, and investing in four strategic pillars: Fresh, *Our Brands*, Data & Personalization and Seamless.

We also utilize the data and traffic generated by our retail business to deliver incremental value and services for our customers that generate alternative profit streams. These alternative profit streams would not exist without our core retail business.

Our revenues are predominately earned and cash is generated as consumer products are sold to customers in our stores, fuel centers and via our online platforms. We earn income predominately by selling products at price levels that produce revenues in excess of the costs we incur to make these products available to our customers. Such costs include procurement and distribution costs, facility occupancy and operational costs, and overhead expenses. Our retail operations, which represent 97% of our consolidated sales, is our only reportable segment.

Kroger is diversified across brands, product categories, channels of distribution, geographies and consumer demographics. Our combination of assets include the following:

Stores

As of February 3, 2024, Kroger operates supermarkets under a variety of local banner names in 35 states and the District of Columbia. As of February 3, 2024, Kroger operated, either directly or through its subsidiaries, 2,722 supermarkets, of which 2,257 had pharmacies and 1,665 had fuel centers. We connect with customers through our expanding seamless ecosystem and the consistent delivery of a full, fresh, and friendly customer experience. Fuel sales are an important part of our revenue, net earnings and loyalty offering. Our fuel strategy is to include a fuel center at each of our supermarket locations when it is feasible and it is expected to be profitable.

Seamless Digital Ecosystem

We offer a convenient shopping experience for our customers regardless of how they choose to shop with us, including Pickup, Delivery and Ship. We offer Pickup and Harris Teeter ExpressLane™ — personalized, order online, pick up at the store services — at 2,350 of our supermarkets and provide Delivery, which allows us to offer digital solutions to substantially all of our customers. Our Delivery solutions include orders delivered to customers from retail store locations, customer fulfillment centers powered by Ocado and orders placed through third-party platforms. These channels allow us to serve customers anything, anytime, and anywhere with zero compromise on selection, convenience, and price. We also provide relevant customer-facing apps and interfaces that have the features customers want that are also reliable, easy to use and deliver a seamless customer experience across our store and digital channels.

Merchandising and Manufacturing

Our Brands products play an important role in our merchandising strategy and represented over $31 billion of our sales in 2023. We own 33 food production plants, primarily bakeries and dairies, which supply approximately 30% of *Our Brands* units and 43% of the grocery category *Our Brands* units sold in our supermarkets; the remaining *Our Brands* items are produced to our strict specifications by outside manufacturers.

Our Data

We are evolving into a more diverse business. The traffic and data generated by our retail business, including pharmacies and fuel centers, is enabling this transformation. Kroger serves approximately 62 million households annually and because of our rewards program, over 95% of customer transactions are tethered to a Kroger loyalty card. Our 20 years of investment in data science capabilities is allowing us to utilize this data to create personalized experiences and value for our customers and is also enabling our fast-growing, high operating margin alternative profit businesses, including data analytic services and third-party media revenue. Our retail media business – Kroger Precision Marketing – provides best in class media capabilities for our consumer packaged goods partners and other industry verticals. It is a key driver of our digital profitability and alternative profit.

Proposed Merger with Albertsons

As previously disclosed, on October 13, 2022, we entered into a merger agreement with Albertsons. The proposed merger is expected to accelerate our go-to-market strategy that includes Fresh, *Our Brands*, Personalization and Seamless, and continue our track record of investments across lowering prices, enhancing the customer experience, and increasing associate wages and benefits. For additional information about the proposed merger with Albertsons, see Note 16 to the Consolidated Financial Statements.

USE OF NON-GAAP FINANCIAL MEASURES

The accompanying Consolidated Financial Statements, including the related notes, are presented in accordance with generally accepted accounting principles ("GAAP"). We provide non-GAAP measures, including First-In, First-Out ("FIFO") gross margin, FIFO operating profit, adjusted FIFO operating profit, adjusted net earnings and adjusted net earnings per diluted share because management believes these metrics are useful to investors and analysts. These non-GAAP financial measures should not be considered as an alternative to gross margin, operating profit, net earnings and net earnings per diluted share or any other GAAP measure of performance. These measures should not be reviewed in isolation or considered as a substitute for our financial results as reported in accordance with GAAP.

We calculate FIFO gross margin as FIFO gross profit divided by sales. FIFO gross profit is calculated as sales less merchandise costs, including advertising, warehousing, and transportation expenses, but excluding the Last-In, First-Out ("LIFO") charge. Merchandise costs exclude depreciation and rent expenses. FIFO gross margin is an important measure used by management, and management believes FIFO gross margin is a useful metric to investors and analysts because it measures the merchandising and operational effectiveness of our go-to-market strategy.

We calculate FIFO operating profit as operating profit excluding the LIFO charge. FIFO operating profit is an important measure used by management, and management believes FIFO operating profit is a useful metric to investors and analysts because it measures the operational effectiveness of our financial model.

The adjusted net earnings, adjusted net earnings per diluted share and adjusted FIFO operating profit metrics are important measures used by management to compare the performance of core operating results between periods. We believe adjusted net earnings, adjusted net earnings per diluted share and adjusted FIFO operating profit are useful metrics to investors and analysts because they present more accurate year-over-year comparisons of our net earnings, net earnings per diluted share and FIFO operating profit because adjusted items are not the result of our normal operations. Net earnings for 2023 include $179 million, $144 million net of tax, due to the Extra Week. In addition, net earnings for 2023 include the following, which we define as the "2023 Adjusted Items:"

- Charges to operating, general and administrative expenses ("OG&A") of $316 million, $268 million net of tax, for merger related costs and $1.5 billion, $1.2 billion net of tax, for opioid settlement charges (the "2023 OG&A Adjusted Items").

- A gain in other income (expense) of $151 million, $116 million net of tax, for the unrealized gain on investments (the "2023 Other Income (Expense) Adjusted Items").

Net earnings for 2022 include the following, which we define as the "2022 Adjusted Items:"

- Charges to operating, general and administrative expenses ("OG&A") of $25 million, $19 million net of tax, for obligations related to withdrawal liabilities for certain multi-employer pension funds, $20 million, $15 million net of tax, for the revaluation of Home Chef contingent consideration, $44 million, $34 million net of tax, for merger related costs, $85 million, $67 million net of tax, for opioid settlement charges and $164 million for goodwill and fixed asset impairment charges related to Vitacost.com (the "2022 OG&A Adjusted Items").

- Losses in other income (expense) of $728 million, $561 million net of tax, for the unrealized loss on investments (the "2022 Other Income (Expense) Adjusted Items").

Net earnings for 2021 include the following, which we define as the "2021 Adjusted Items:"

- Charges to OG&A of $449 million, $344 million net of tax, for obligations related to withdrawal liabilities for a certain multi-employer pension fund, $66 million, $50 million net of tax, for the revaluation of Home Chef contingent consideration and $136 million, $104 million net of tax, for transformation costs (the "2021 OG&A Adjusted Items").

- Losses in other income (expense) of $87 million, $68 million net of tax, related to company-sponsored pension plan settlements and $821 million, $628 million net of tax, for the unrealized loss on investments (the "2021 Other Income (Expense) Adjusted Items").

- A reduction to income tax expense of $47 million primarily due to the completion of income tax audit examinations covering multiple years.

The table below provides a reconciliation of net earnings attributable to The Kroger Co. to adjusted net earnings attributable to The Kroger Co. and a reconciliation of net earnings attributable to The Kroger Co. per diluted common share to adjusted net earnings attributable to The Kroger Co. per diluted common share excluding the 2023, 2022 and 2021 Adjusted Items:

Net Earnings per Diluted Share excluding the Adjusted Items
($ in millions, except per share amounts)

	2023	2022	2021
Net earnings attributable to The Kroger Co.	$ 2,164	$ 2,244	$ 1,655
(Income) expense adjustments			
Adjustment for pension plan withdrawal liabilities[1][2]	—	19	344
Adjustment for company-sponsored pension plan settlement charges[1][3]	—	—	68
Adjustment for (gain) loss on investments[1][4]	(116)	561	628
Adjustment for Home Chef contingent consideration[1][5]	—	15	50
Adjustment for transformation costs[1][6]	—	—	104
Adjustment for merger related costs[1][7]	268	34	—
Adjustment for opioid settlement charges[1][8]	1,163	67	—
Adjustment for goodwill and fixed asset impairment charges related to Vitacost.com[1][9]	—	164	—
Adjustment for income tax audit examinations[1]	—	—	(47)
Total Adjusted Items	1,315	860	1,147
Net earnings attributable to The Kroger Co. excluding the Adjusted Items	$ 3,479	$ 3,104	$ 2,802
Extra Week adjustment[1][10]	(144)	—	—
Net earnings attributable to The Kroger Co. excluding the Adjusted Items and the Extra Week adjustment	$ 3,335	$ 3,104	$ 2,802
Net earnings attributable to The Kroger Co. per diluted common share	$ 2.96	$ 3.06	$ 2.17
(Income) expense adjustments			
Adjustment for pension plan withdrawal liabilities[11]	—	0.03	0.45
Adjustment for company-sponsored pension plan settlement charges[11]	—	—	0.09
Adjustment for (gain) loss on investments[11]	(0.17)	0.76	0.83
Adjustment for Home Chef contingent consideration[11]	—	0.02	0.07
Adjustment for transformation costs[11]	—	—	0.14
Adjustment for merger related costs[11]	0.37	0.05	—
Adjustment for opioid settlement charges[11]	1.60	0.09	—
Adjustment for goodwill and fixed asset impairment charges related to Vitacost.com[11]	—	0.22	—
Adjustment for income tax audit examinations[11]	—	—	(0.07)
Total Adjusted Items	1.80	1.17	1.51
Net earnings attributable to The Kroger Co. per diluted common share excluding the Adjusted Items	$ 4.76	$ 4.23	$ 3.68
Extra Week adjustment[11]	(0.20)	—	—
Net earnings attributable to The Kroger Co. per diluted common share excluding the Adjusted Items and the Extra Week adjustment	$ 4.56	$ 4.23	$ 3.68
Average numbers of common shares used in diluted calculation	725	727	754

Net Earnings per Diluted Share excluding the Adjusted Items (continued)

($ in millions, except per share amounts)

(1) The amounts presented represent the after-tax effect of each adjustment, which was calculated using discrete tax rates.

(2) The pre-tax adjustment for pension plan withdrawal liabilities was $25 in 2022 and $449 in 2021.

(3) The pre-tax adjustment for company-sponsored pension plan settlement charges was $87.

(4) The pre-tax adjustment for (gain) loss on investments was $(151) in 2023, $728 in 2022 and $821 in 2021.

(5) The pre-tax adjustment for Home Chef contingent consideration was $20 in 2022 and $66 in 2021.

(6) The pre-tax adjustment for transformation costs was $136. Transformation costs primarily include costs related to store and business closure costs and third-party professional consulting fees associated with business transformation and cost saving initiatives.

(7) The pre-tax adjustment for merger related costs was $316 in 2023 and $44 in 2022. Merger related costs primarily include third-party professional fees and credit facility fees associated with the proposed merger with Albertsons.

(8) The pre-tax adjustment for opioid settlement charges was $1,475 in 2023 and $85 in 2022.

(9) The pre-tax and after-tax adjustments for goodwill and fixed asset impairment charges related to Vitacost.com was $164.

(10) The pre-tax Extra Week adjustment was $(179).

(11) The amount presented represents the net earnings per diluted common share effect of each adjustment.

Key Performance Indicators

We evaluate our results of operations and cash flows using a variety of key performance indicators, such as sales, identical sales, excluding fuel, FIFO gross margin, adjusted FIFO operating profit, adjusted net earnings, adjusted net earnings per diluted share and return on invested capital. We use these financial metrics and related computations to evaluate our operational effectiveness and our results of operations from period to period and to plan for near and long-term operating and strategic decisions. These key performance indicators should not be reviewed in isolation or considered as a substitute for our financial results as reported in accordance with GAAP. These measures, which are described in more detail in this Annual Report on Form 10-K, may not be comparable to similarly-titled performance indicators used by other companies.

RESULTS OF OPERATIONS

Sales

Total Sales
($ in millions)

	2023	2023 Adjusted[1]	Percentage Change[2]	2022	Percentage Change[3]	2021
Total sales to retail customers without fuel[4]	$ 132,284	$ 129,868	0.9 %	$ 128,664	5.2 %	$ 122,293
Supermarket fuel sales	16,621	16,340	(12.3)%	18,632	26.9 %	14,678
Other sales[5]	1,134	1,120	16.4 %	962	4.9 %	917
Total sales	$ 150,039	$ 147,328	(0.6)%	$ 148,258	7.5 %	$ 137,888

(1) The 2023 adjusted column represents the items presented in the 2023 column adjusted to remove the Extra Week.
(2) This column represents the percentage change in 2023 adjusted sales compared to 2022.
(3) This column represents the percentage change in 2022 compared to 2021.
(4) Digital sales are included in the "Total sales to retail customers without fuel" line above. Digital sales include products ordered online and picked up at our stores and our Delivery and Ship solutions. Our Delivery solutions include orders delivered to customers from retail store locations, customer fulfillment centers powered by Ocado and orders placed through third-party platforms. Our Ship solutions primarily include online orders placed through our owned platforms that are dispatched using mail service or third-party courier. Digital sales increased approximately 12% in 2023 excluding the Extra Week, increased approximately 4% in 2022 and decreased approximately 3% in 2021. Digital sales growth for 2023 and 2022 was led by strength in our Delivery solutions, which grew by 25% in 2023 excluding the Extra Week and 25% in 2022. Delivery solutions growth was driven by our Boost membership program and expansion of our Kroger Delivery network.
(5) Other sales primarily relate to external sales at food production plants, data analytic services and third-party media revenue. The increase in 2023, compared to 2022, and the increase in 2022, compared to 2021, is primarily due to an increase in data analytic services and third-party media revenue.

Total 2023 adjusted sales represent total sales for 2023 excluding the Extra Week. Total 2023 adjusted sales decreased in 2023, compared to 2022, by 0.6%. The decrease was primarily due to the decrease in supermarket fuel sales, partially offset by the increase in total sales to retail customers without fuel. Total sales, excluding fuel, adjusted for the Extra Week, increased 1.1% in 2023, compared to 2022, which was primarily due to our identical sales increase, excluding fuel, of 0.9%. Identical sales, excluding fuel, in 2023, compared to 2022, increased primarily due to an increase in the number of loyal households shopping with us and an increase in basket value due to retail inflation, partially offset by a reduction in the number of items in basket and the termination of our agreement with Express Scripts effective December 31, 2022. Identical sales, excluding fuel, would have grown 2.3% in 2023 if not for the approximately $1.8 billion reduction in pharmacy sales from the termination of our agreement with Express Scripts effective December 31, 2022. Total adjusted fuel sales decreased 12.3% in 2023, compared to 2022, primarily due to a decrease in the average retail fuel price of 11.1% and a decrease in fuel gallons sold of 1.5%. The decrease in the average retail fuel price was caused by a decrease in the product cost of fuel.

Total sales increased in 2022, compared to 2021, by 7.5%. The increase was primarily due to increases in supermarket fuel sales and total sales to retail customers without fuel. Total sales, excluding fuel, increased 5.2% in 2022, compared to 2021, which was primarily due to our identical sales increase, excluding fuel, of 5.6%, partially offset by discontinued patient therapies at Kroger Specialty Pharmacy. Identical sales, excluding fuel, for 2022, compared to 2021, increased primarily due to an increase in the number of households shopping with us and an increase in basket value due to retail inflation, partially offset by a reduction in the number of items in basket and the termination of our agreement with Express Scripts. Identical sales without fuel would have grown 5.8% in 2022 if not for the reduction in pharmacy sales from our termination of our agreement with Express Scripts effective December 31, 2022. Total supermarket fuel sales increased 26.9% in 2022, compared to 2021, primarily due to an increase in the average retail fuel price of 28.5%, partially offset by a decrease in fuel gallons sold of 1.2%, which was less than the national average decline. The increase in the average retail fuel price was caused by an increase in the product cost of fuel.

We calculate identical sales, excluding fuel, as sales to retail customers, including sales from all departments at identical supermarket locations, Kroger Specialty Pharmacy businesses and Delivery and Ship solutions. We define a supermarket as identical when it has been in operation without expansion or relocation for five full quarters. We define Kroger Specialty Pharmacy businesses as identical when physical locations have been in operation continuously for five full quarters; discontinued patient therapies are excluded from the identical sales calculation starting in the quarter of transfer or termination. We define Kroger Delivery identical sales powered by Ocado based on geography. We include Kroger Delivery sales powered by Ocado as identical if the delivery occurs in an existing Kroger supermarket geography. If the Kroger Delivery sales powered by Ocado occur in a new geography, these sales are included as identical when deliveries have occurred to the new geography for five full quarters. Although identical sales is a relatively standard term, numerous methods exist for calculating identical sales growth. As a result, the method used by our management to calculate identical sales may differ from methods other companies use to calculate identical sales. It is important to understand the methods used by other companies to calculate identical sales before comparing our identical sales to those of other such companies. Our identical sales, excluding fuel, results are summarized in the following table. We used the identical sales, excluding fuel, dollar figures presented below to calculate percentage changes for 2023 and 2022.

Identical Sales
($ in millions)

	2023	2022[1]
Excluding fuel	$ 131,748	$ 130,562
Excluding fuel	0.9 %	5.6 %

(1) Identical sales, excluding fuel, for 2022 were adjusted to a comparable 53 week basis by including week 1 of fiscal 2023 in our 2022 identical sales, excluding fuel, base. However, for the purpose of determining the percentage change in identical sales, excluding fuel, from 2021 to 2022, 2022 identical sales, excluding fuel, were not adjusted to include the sales from week 1 of 2023.

Gross Margin, LIFO and FIFO Gross Margin

We define gross margin as sales minus merchandise costs, including advertising, warehousing, and transportation. Rent expense, depreciation and amortization expense, and interest expense are not included in gross margin.

Our gross margin rates, as a percentage of sales, were 22.24% in 2023 and 21.43% in 2022. This increase in rate was achieved while also investing in price to maintain a competitive price position and deliver greater value for our customers. The increase in rate in 2023, compared to 2022, resulted primarily from a decreased LIFO charge, an increase in our fuel gross margin, strong *Our Brands* performance, our ability to effectively manage product cost through strong sourcing practices, lower transportation costs, as a percentage of sales, and the effect of our terminated agreement with Express Scripts, partially offset by higher shrink, as a percentage of sales, and increased promotional price investment.

Our LIFO charge was $113 million in 2023 and $626 million in 2022. The decrease in our LIFO charge was attributable to lower product cost inflation for 2023 compared to 2022.

Our FIFO gross margin rate, which excludes the LIFO charge, was 22.31% in 2023, compared to 21.86% in 2022. Our fuel sales lower our FIFO gross margin rate due to the very low FIFO gross margin rate, as a percentage of sales, of fuel sales compared to non-fuel sales. Excluding the effect of fuel and the Extra Week, our FIFO gross margin rate increased 18 basis points in 2023, compared to 2022. This increase in rate was achieved while also investing in price to maintain a competitive price position and deliver greater value for our customers. This increase resulted primarily from strong Our Brands performance, our ability to effectively manage product cost through strong sourcing practices, lower transportation costs, as a percentage of sales, and the effect of our terminated agreement with Express Scripts, partially offset by increased promotional price investment and higher shrink, as a percentage of sales.

Operating, General and Administrative Expenses

OG&A expenses consist primarily of employee-related costs such as wages, healthcare benefit costs, retirement plan costs, utilities, and credit card fees. Rent expense, depreciation and amortization expense, and interest expense are not included in OG&A.

OG&A expenses, as a percentage of sales, were 17.50% in 2023 and 16.09% in 2022. The increase in 2023, compared to 2022, resulted primarily from planned investments in associates, costs related to strategic investments that are expected to drive future growth and the effect of our terminated agreement with Express Scripts and the 2023 OG&A Adjusted Items, partially offset by the 2022 OG&A Adjusted Items, broad-based cost savings initiatives that drive administrative efficiencies, store productivity and sourcing cost reductions and lower incentive plan costs.

Our fuel sales lower our OG&A rate, as a percentage of sales, due to the very low OG&A rate, as a percentage of sales, of fuel sales compared to non-fuel sales. Excluding the effect of fuel, the Extra Week, the 2023 OG&A Adjusted Items, the 2022 OG&A Adjusted Items, our OG&A rate increased 21 basis points in 2023, compared to 2022. This increase resulted primarily from planned investments in associates, costs related to strategic investments that are expected to drive future growth and the effect of our terminated agreement with Express Scripts, partially offset by broad-based cost savings initiatives that drive administrative efficiencies, store productivity and sourcing cost reductions and lower incentive plan costs.

Rent Expense

Rent expense remained relatively consistent, as a percentage of sales, for 2023 compared to 2022.

Depreciation and Amortization Expense

Depreciation and amortization expense increased, as a percentage of sales, in 2023, compared to 2022, primarily due to depreciation of equipment recorded under finance leases related to our Kroger Delivery customer fulfillment center location openings and additional depreciation associated with higher capital investments, partially offset by the Extra Week.

Operating Profit and FIFO Operating Profit

Operating profit was $3.1 billion, or 2.06% of sales, for 2023, compared to $4.1 billion, or 2.78% of sales, for 2022. Operating profit, as a percentage of sales, decreased 72 basis points in 2023, compared to 2022, due to increased OG&A and depreciation and amortization expenses, as a percentage of sales, and a decrease in fuel operating profit, partially offset by a higher FIFO gross margin rate, a decreased LIFO charge and the Extra Week.

FIFO operating profit was $3.2 billion, or 2.14% of sales, for 2023, compared to $4.8 billion, or 3.21% of sales, for 2022. FIFO operating profit, as a percentage of sales, excluding the 2023 and 2022 Adjusted Items and the Extra Week, decreased 15 basis points in 2023, compared to 2022, due to increased OG&A and depreciation and amortization expenses, as a percentage of sales and a decrease in fuel operating profit, partially offset by a higher FIFO gross margin rate.

Specific factors contributing to the trends driving operating profit and FIFO operating profit identified above are discussed earlier in this section.

The following table provides a reconciliation of operating profit to FIFO operating profit, and to Adjusted FIFO operating profit, excluding the 2023 and 2022 Adjusted Items:

Operating Profit excluding the Adjusted Items
($ in millions)

	2023	2022
Operating profit	$ 3,096	$ 4,126
LIFO charge	113	626
FIFO Operating profit	3,209	4,752
Adjustment for pension plan withdrawal liabilities	—	25
Adjustment for Home Chef contingent consideration	—	20
Adjustment for merger related costs[1]	316	44
Adjustment for opioid settlement charges[2]	1,475	85
Adjustment for goodwill and fixed asset impairment charges related to Vitacost.com	—	164
Other	(14)	(11)
2023 and 2022 Adjusted items	1,777	327
Adjusted FIFO operating profit excluding the adjusted items above	$ 4,986	$ 5,079
Extra Week adjustment	(187)	—
Adjusted FIFO operating profit excluding the adjusted items above and the Extra Week	$ 4,799	$ 5,079

(1) Merger related costs primarily include third-party professional fees and credit facility fees associated with the proposed merger with Albertsons.
(2) Opioid settlement charges include settlements with the nationwide opioid settlement framework and the States of West Virginia and New Mexico.

Interest Expense

Interest expense totaled $441 million in 2023 and $535 million in 2022. The decrease in interest expense in 2023, compared to 2022, was primarily due to decreased average total outstanding debt throughout 2023, compared to 2022, including both the current and long-term portions of obligations under finance leases and increased interest income earned on our cash and temporary cash investments due to rising interest rates and higher cash and temporary cash investment balances throughout 2023, compared to 2022, partially offset by the Extra Week.

Income Taxes

Our effective income tax rate was 23.5% in 2023 and 22.5% in 2022. The 2023 tax rate differed from the federal statutory rate due to the effect of state income taxes and non-deductible portion of opioid settlement charges, partially offset by the benefit from share-based payments and the utilization of tax credits. The 2022 tax rate differed from the federal statutory rate due to the effect of state income taxes and non-deductible goodwill impairment charges related to Vitacost.com, partially offset by the benefits from share-based payments and the utilization of tax credits.

Net Earnings and Net Earnings Per Diluted Share

Our net earnings are based on the factors discussed in the Results of Operations section.

Net earnings of $2.96 per diluted share for 2023 represented a decrease of 3.3% compared to net earnings of $3.06 per diluted share for 2022. Excluding the 2023 and 2022 Adjusted Items and the Extra Week, adjusted net earnings of $4.56 per diluted share for 2023 represented an increase of 7.8% compared to adjusted net earnings of $4.23 per diluted share for 2022. The increase in adjusted net earnings per diluted share resulted primarily from a decreased LIFO charge and lower interest expense, partially offset by decreased fuel earnings, higher income tax expense and decreased FIFO operating profit, excluding fuel.

RETURN ON INVESTED CAPITAL

We calculate return on invested capital ("ROIC") by dividing adjusted ROIC operating profit for the prior four quarters by the average invested capital. Adjusted operating profit for ROIC purposes is calculated by excluding certain items included in operating profit, and adding back our LIFO charge, depreciation and amortization and rent to our U.S. GAAP operating profit of the prior four quarters. Average invested capital is calculated as the sum of (i) the average of our total assets, (ii) the average LIFO reserve and (iii) the average accumulated depreciation and amortization; minus (i) the average taxes receivable, (ii) the average trade accounts payable, (iii) the average accrued salaries and wages and (iv) the average other current liabilities, excluding accrued income taxes. Averages are calculated for ROIC by adding the beginning balance of the first quarter and the ending balance of the fourth quarter, of the last four quarters, and dividing by two. ROIC is a non-GAAP financial measure of performance. ROIC should not be reviewed in isolation or considered as a substitute for our financial results as reported in accordance with GAAP. ROIC is an important measure used by management to evaluate our investment returns on capital. Management believes ROIC is a useful metric to investors and analysts because it measures how effectively we are deploying our assets.

Although ROIC is a relatively standard financial term, numerous methods exist for calculating a company's ROIC. As a result, the method used by our management to calculate ROIC may differ from methods other companies use to calculate their ROIC. We urge you to understand the methods used by other companies to calculate their ROIC before comparing our ROIC to that of such other companies.

The following table provides a calculation of ROIC for 2023 and 2022 on a 52 week basis ($ in millions):

	Fiscal Year Ended			
	February 3, 2024		January 28, 2023	
Return on Invested Capital				
Numerator				
Operating profit on a 53 week basis in fiscal year 2023	$	3,096	$	4,126
Extra Week operating profit adjustment		(187)		—
LIFO charge		113		626
Depreciation and amortization		3,125		2,965
Rent on a 53 week basis in fiscal year 2023		891		839
Extra Week rent adjustment		(17)		—
Adjustment for Home Chef contingent consideration		—		20
Adjustment for pension plan withdrawal liabilities		—		25
Adjustment for goodwill and fixed asset impairment charges related to Vitacost.com		—		164
Adjustment for merger related costs		316		44
Adjustment for opioid settlement charges		1,475		85
Adjusted ROIC operating profit	$	8,812	$	8,894
Denominator				
Average total assets	$	50,064	$	49,355
Average taxes receivable[1]		(197)		(137)
Average LIFO reserve		2,253		1,883
Average accumulated depreciation and amortization[2]		30,573		27,843
Average accounts payable		(10,280)		(10,016)
Average accrued salaries and wages		(1,535)		(1,741)
Average other current liabilities		(3,414)		(3,435)
Average invested capital	$	67,464	$	63,752
Return on Invested Capital		13.06 %		13.95 %

(1) Taxes receivable were $163 as of February 3, 2024, $231 as of January 28, 2023 and $42 as of January 29, 2022.
(2) Accumulated depreciation and amortization includes depreciation for property, plant and equipment and amortization for definite-lived intangible assets.

CRITICAL ACCOUNTING ESTIMATES

We have chosen accounting policies that we believe are appropriate to report accurately and fairly our operating results and financial position, and we apply those accounting policies in a consistent manner. Our significant accounting policies are summarized in Note 1 to the Consolidated Financial Statements.

The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, and related disclosures of contingent assets and liabilities. We base our estimates on historical experience and other factors we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

We believe the following accounting estimates are the most critical in the preparation of our financial statements because they involve the most difficult, subjective or complex judgments about the effect of matters that are inherently uncertain.

Impairments of Long-Lived Assets

We monitor the carrying value of long-lived assets for potential impairment each quarter based on whether certain triggering events have occurred. These events include current period losses combined with a history of losses or a projection of continuing losses or a significant decrease in the market value of an asset. When a triggering event occurs, we perform an impairment calculation, comparing projected undiscounted cash flows, utilizing current cash flow information and expected growth rates related to specific stores, to the carrying value for those stores. If we identify impairment for long-lived assets to be held and used, we compare the assets' current carrying value to the assets' fair value. Fair value is determined based on market values or discounted future cash flows. We record impairment when the carrying value exceeds fair market value. With respect to owned property and equipment held for disposal, we adjust the value of the property and equipment to reflect recoverable values based on our previous efforts to dispose of similar assets and current economic conditions. We recognize impairment for the excess of the carrying value over the estimated fair market value, reduced by estimated direct costs of disposal. We recorded asset impairments in the normal course of business totaling $69 million in 2023 and $68 million in 2022. We record costs to reduce the carrying value of long-lived assets in the Consolidated Statements of Operations as OG&A expense.

The factors that most significantly affect the impairment calculation are our estimates of future cash flows. Our cash flow projections look several years into the future and include assumptions on variables such as inflation, the economy and market competition. Application of alternative assumptions and definitions, such as reviewing long-lived assets for impairment at a different level, could produce significantly different results.

Business Combinations

We account for business combinations using the acquisition method of accounting. All the assets acquired, liabilities assumed and amounts attributable to noncontrolling interests are recorded at their respective fair values at the date of acquisition once we obtain control of an entity. The determination of fair values of identifiable assets and liabilities involves estimates and the use of valuation techniques when market value is not readily available. We use various techniques to determine fair value in such instances, including the income approach. Significant estimates used in determining fair value include, but are not limited to, the amount and timing of future cash flows, growth rates, discount rates and useful lives. The excess of the purchase price over fair values of identifiable assets and liabilities is recorded as goodwill. See Note 2 for further information about goodwill.

Goodwill

Our goodwill totaled $2.9 billion as of February 3, 2024. We review goodwill for impairment in the fourth quarter of each year and also upon the occurrence of triggering events. We perform reviews of each of our operating divisions and other consolidated entities (collectively, "reporting units") that have goodwill balances. Generally, fair value is determined using a multiple of earnings, or discounted projected future cash flows, and we compare fair value to the carrying value of a reporting unit for purposes of identifying potential impairment. We base projected future cash flows on management's knowledge of the current operating environment and expectations for the future. We recognize goodwill impairment for any excess of a reporting unit's carrying value over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit.

In 2022, we recorded a goodwill impairment charge for Vitacost.com totaling $160 million. The talent and capabilities gained through the merger with Vitacost in 2014 have been key to advancing Kroger's digital platform and growing our digital business to more than $10 billion in annual sales. As our digital strategy has evolved, our primary focus looking forward will be to effectively utilize our Pickup and Delivery capabilities. This reprioritization resulted in reduced long-term profitability expectations and a decline in the market value for one underlying channel of business and led to the impairment charge. Vitacost.com will continue to operate as an online platform providing great value natural, organic, and eco-friendly products for customers.

The annual evaluation of goodwill performed in 2023, 2022 and 2021 did not result in impairment for any of our reporting units other than Vitacost.com described above. Based on current and future expected cash flows, we believe additional goodwill impairments are not reasonably likely. A 10% reduction in fair value of our reporting units would not indicate a potential for impairment of our goodwill balance.

The 2023 fair value of our Kroger Specialty Pharmacy ("KSP") reporting unit was estimated using multiple valuation techniques: a discounted cash flow model (income approach), a market multiple model and a comparable mergers and acquisition model (market approaches), with each method weighted in the calculation. The income approach relies on management's projected future cash flows, estimates of revenue growth rates, margin assumptions and an appropriate discount rate. The market approaches require the determination of an appropriate peer group, which is utilized to derive estimated fair values based on selected market multiples. Our KSP reporting unit has a goodwill balance of $243 million.

For additional information relating to our results of the goodwill impairment reviews performed during 2023, 2022 and 2021, see Note 2 to the Consolidated Financial Statements.

The impairment review requires the extensive use of management judgment and financial estimates. Application of alternative estimates and assumptions could produce significantly different results. The cash flow projections embedded in our goodwill impairment reviews can be affected by several factors such as inflation, business valuations in the market, the economy, market competition and our ability to successfully integrate recently acquired businesses.

Multi-Employer Pension Plans

We contribute to various multi-employer pension plans based on obligations arising from collective bargaining agreements. These multi-employer pension plans provide retirement benefits to participants based on their service to contributing employers. The benefits are paid from assets held in trust for that purpose. Trustees are appointed in equal number by employers and unions. The trustees typically are responsible for determining the level of benefits to be provided to participants as well as for such matters as the investment of the assets and the administration of the plans.

We recognize expense in connection with these plans as contributions are funded or when commitments are probable and reasonably estimable, in accordance with GAAP. We made cash contributions to these plans of $635 million in 2023, $620 million in 2022 and $1.1 billion in 2021. The decrease in 2023 and 2022, compared to 2021 is due to the contractual payments we made in 2021 related to our commitments established for the restructuring of certain multi-employer pension plan agreements.

We continue to evaluate and address our potential exposure to under-funded multi-employer pension plans as it relates to our associates who are beneficiaries of these plans. These under-fundings are not our liability. When an opportunity arises that is economically feasible and beneficial to us and our associates, we may negotiate the restructuring of under-funded multi-employer pension plan obligations to help stabilize associates' future benefits and become the fiduciary of the restructured multi-employer pension plan. The commitments from these restructurings do not change our debt profile as it relates to our credit rating since these off-balance sheet commitments are typically considered in our investment grade debt rating. We are currently designated as the named fiduciary of the UFCW Consolidated Pension Plan and the International Brotherhood of Teamsters ("IBT") Consolidated Pension Fund and have sole investment authority over these assets. Significant effects of these restructuring agreements recorded in our Consolidated Financial Statements are:

- In 2022, we incurred a $25 million charge, $19 million net of tax, for obligations related to withdrawal liabilities for certain multi-employer pension funds.

- In 2021, we incurred a $449 million charge, $344 million net of tax, for obligations related to withdrawal liabilities for a certain multi-employer pension fund.

As we continue to work to find solutions to under-funded multi-employer pension plans, it is possible we could incur withdrawal liabilities for certain funds.

Based on the most recent information available to us, we believe the present value of actuarially accrued liabilities in most of these multi-employer plans exceeds the value of the assets held in trust to pay benefits, and we expect that our contributions to most of these funds will increase over the next few years. We have attempted to estimate the amount by which these liabilities exceed the assets, (i.e., the amount of underfunding), as of December 31, 2023. Because we are only one of a number of employers contributing to these plans, we also have attempted to estimate the ratio of our contributions to the total of all contributions to these plans in a year as a way of assessing our "share" of the underfunding. Nonetheless, the underfunding is not a direct obligation or liability of ours or of any employer.

As of December 31, 2023, we estimate our share of the underfunding of multi-employer pension plans to which we contribute was approximately $2.5 billion, $1.9 billion net of tax, which remained consistent with the estimated amount of underfunding as of December 31, 2022. Our estimate is based on the most current information available to us including actuarial evaluations and other data (that include the estimates of others), and such information may be outdated or otherwise unreliable.

We have made and disclosed this estimate not because, except as noted above, this underfunding is a direct liability of ours. Rather, we believe the underfunding is likely to have important consequences. In the event we were to exit certain markets or otherwise cease making contributions to these plans, we could trigger a substantial withdrawal liability. Any adjustment for withdrawal liability will be recorded when it is probable that a liability exists and can be reasonably estimated, in accordance with GAAP.

The amount of underfunding described above is an estimate and could change based on contract negotiations, returns on the assets held in the multi-employer pension plans, benefit payments or future restructuring agreements. The amount could decline, and our future expense would be favorably affected, if the values of the assets held in the trust significantly increase or if further changes occur through collective bargaining, trustee action or favorable legislation. On the other hand, our share of the underfunding could increase, and our future expense could be adversely affected if the asset values decline, if employers currently contributing to these funds cease participation or if changes occur through collective bargaining, trustee action or adverse legislation. We continue to evaluate our potential exposure to under-funded multi-employer pension plans. Although these liabilities are not a direct obligation or liability of ours, any commitments to fund certain multi-employer pension plans will be expensed when our commitment is probable and an estimate can be made.

The American Rescue Plan Act ("ARP Act"), which was signed into law on March 11, 2021, established a special financial assistance program for financially troubled multi-employer pension plans. Under the ARP Act, eligible multi-employer plans can apply to receive a cash payment in an amount projected by the Pension Benefit Guaranty Corporation to pay pension benefits through the plan year ending 2051. At the end of 2023, we expect certain multi-employer pension plans in which we participate, for which our estimated share of underfunding is approximately $1.1 billion, $850 million net of tax, to apply for funding in 2024, which may reduce a portion of our share of unfunded multi-employer pension plan liabilities.

See Note 15 to the Consolidated Financial Statements for more information relating to our participation in these multi-employer pension plans.

NEW ACCOUNTING STANDARDS

Refer to Note 17 to the Consolidated Financial Statements for recently issued accounting standards not yet adopted as of February 3, 2024.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Information

The following table summarizes our net increase (decrease) in cash and temporary cash investments for 2023 and 2022:

	Fiscal Year	
	2023	2022
Net cash provided by (used in)		
Operating activities	$ 6,788	$ 4,498
Investing activities	(3,750)	(3,015)
Financing activities	(2,170)	(2,289)
Net increase (decrease) in cash and temporary cash investments	$ 868	$ (806)

Net cash provided by operating activities

We generated $6.8 billion of cash from operations in 2023, compared to $4.5 billion in 2022. Net earnings including noncontrolling interests, adjusted for non-cash items, generated approximately $6.0 billion of operating cash flow in 2023 compared to $7.7 billion in 2022. The change in operating assets and liabilities, including working capital, was $808 million in 2023 compared to $(3.2) billion in 2022. The change in operating assets and liabilities, including working capital, was primarily due to the following:

- Cash flows for FIFO inventory were more favorable for 2023, compared to 2022, primarily due to a smaller effect of inflation in the current year on inventory balances and maintaining inventory at optimal levels through improved inventory management planning;

- An increase in long-term liabilities at the end of 2023, compared to the end of 2022, primarily due to an increase in the noncurrent portion of our accrued opioid settlement charges;

- Cash flows for accounts payable were more favorable in 2023, compared to 2022, due to increased accounts payable at the end of 2023, compared to the end of 2022, primarily due to timing of payments and management's focus on working capital improvements;

- A decrease in income taxes receivable at the end of 2023, compared to the end of 2022, primarily due to applying our overpayment in 2022 to our estimated tax payments for 2023; and

- Cash flows for accounts receivable were more favorable in 2023, compared to 2022, due to decreased pharmacy receivables at the end of 2023, compared to the end of 2022, primarily due to timing of cash receipts and the termination of our agreement with Express Scripts.

Net cash used by investing activities

Investing activities used cash of $3.8 billion in 2023, compared to $3.0 billion in 2022. The amount of cash used by investing activities increased in 2023, compared to 2022, primarily due to increased payments for property and equipment in 2023.

Net cash used by financing activities

We used $2.2 billion of cash for financing activities in 2023, compared to $2.3 billion in 2022. The amount of cash used for financing activities decreased in 2023, compared to 2022, primarily due to decreased treasury stock purchases, partially offset by increased payments on long-term debt including obligations under finance leases.

Capital Investments

Capital investments, including changes in construction-in-progress payables and excluding the purchase of leased facilities, totaled $3.6 billion in 2023 and $3.3 billion in 2022. Capital investments for the purchase of leased facilities totaled $21 million in 2022. We did not purchase any leased facilities in 2023. Our capital priorities align directly with our value creation model and our target to consistently grow net earnings. Our capital program includes initiatives to enhance the customer experience in stores, improve our process efficiency and enhance our digital capabilities through technology developments. Capital investments increased in 2023, compared to 2022, due to increasing our store capital investments compared to prior years. These investments are expected to drive sales growth and improve operating efficiency by removing cost and waste from our business.

The table below shows our supermarket storing activity and our total supermarket square footage for 2023, 2022 and 2021:

Supermarket Storing Activity

	2023	2022	2021
Beginning of year	2,719	2,726	2,742
Opened	5	3	4
Opened (relocation)	2	1	4
Closed (operational)	(1)	(10)	(20)
Closed (relocation)	(3)	(1)	(4)
End of year	2,722	2,719	2,726
Total supermarket square footage (in millions)	180	179	179

Debt Management

Total debt, including both the current and long-term portions of obligations under finance leases, decreased $1.2 billion to $12.2 billion as of year-end 2023 compared to 2022. This decrease resulted primarily from the payment of $600 million of senior notes bearing an interest rate of 3.85% and the payment of $500 million of senior notes bearing an interest rate of 4.00%.

Common Share Repurchase Programs

We maintain share repurchase programs that comply with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and allow for the orderly repurchase of our common shares, from time to time. The share repurchase programs do not have an expiration date but may be suspended or terminated by our Board of Directors at any time. We made open market purchases of our common shares totaling $821 million in 2022. During the third quarter of 2022, we paused our share repurchase program to prioritize de-leveraging following the proposed merger with Albertsons.

In addition, we also repurchase common shares under a program announced on December 6, 1999 to repurchase common shares to reduce dilution resulting from our employee stock option and long-term incentive plans, under which repurchases are limited to proceeds received from exercises of stock options and the tax benefits associated therewith ("1999 Repurchase Program"). This program is solely funded by proceeds from stock option exercises, and the tax benefit from these exercises. We repurchased approximately $62 million in 2023 and $172 million in 2022 of our common shares under the 1999 Repurchase Program.

On September 9, 2022, our Board of Directors approved a $1.0 billion share repurchase program to reacquire shares via open market purchase or privately negotiated transactions, block trades, or pursuant to trades intending to comply with Rule 10b5-1 under the Exchange Act (the "September 2022 Repurchase Program"). No shares have been repurchased under the September 2022 authorization. During the third quarter of 2022, we paused our share repurchase program to prioritize de-leveraging following the proposed merger with Albertsons. As of February 3, 2024, there was $1.0 billion remaining under the September 2022 Repurchase Program.

Dividends

The following table provides dividend information for 2023 and 2022 ($ in millions, except per share amounts):

	2023	**2022**
Cash dividends paid	$ 796	$ 682
Cash dividends paid per common share	$ 1.10	$ 0.94

Liquidity Needs

We held cash and temporary cash investments of $1.9 billion, as of the end of 2023, which reflects our elevated operating performance over the last few years and paused share repurchase program. We actively manage our cash and temporary cash investments in order to internally fund operating activities, support and invest in our core businesses, make scheduled interest and principal payments on our borrowings and return cash to shareholders through cash dividend payments and share repurchases. Our current levels of cash, borrowing capacity and balance sheet leverage provide us with the operational flexibility to adjust to changes in economic and market conditions. We remain committed to our dividend, and growing our dividend over time, subject to board approval, as well as share repurchase programs and we will evaluate the optimal use of any excess free cash flow, consistent with our capital allocation strategy.

The table below summarizes our short-term and long-term material cash requirements, based on year of maturity or settlement, as of February 3, 2024 (in millions of dollars):

Contractual Obligations[1][2]	2024	2025	2026	2027	2028	Thereafter	Total
Long-term debt[3]	$ 25	$ 92	$ 1,305	$ 611	$ 642	$ 7,512	$ 10,187
Interest on long-term debt[4]	450	446	418	387	375	4,163	6,239
Finance lease obligations	243	240	240	242	238	1,359	2,562
Operating lease obligations	961	898	838	784	722	5,738	9,941
Self-insurance liability[5]	281	159	108	68	40	105	761
Construction commitments[6]	1,374	—	—	—	—	—	1,374
Opioid settlement commitments[7]	296	154	143	143	143	568	1,447
Purchase obligations[8]	827	391	360	307	267	1,752	3,904
Total	$ 4,457	$ 2,380	$ 3,412	$ 2,542	$ 2,427	$ 21,197	$ 36,415

(1) The contractual obligations table excludes funding of pension and other postretirement benefit obligations, which totaled approximately $65 million in 2023. For additional information about these obligations, see Note 14 to the Consolidated Financial Statements. This table also excludes contributions under various multi-employer pension plans, which totaled $635 million in 2023. For additional information about these multi-employer pension plans, see Note 15 to the Consolidated Financial Statements.

(2) The liability related to unrecognized tax benefits has been excluded from the contractual obligations table because a reasonable estimate of the timing of future tax settlements cannot be determined.

(3) As of February 3, 2024, we had no outstanding commercial paper and no borrowings under our credit facility.

(4) Amounts include contractual interest payments using the interest rate as of February 3, 2024 and stated fixed and swapped interest rates, if applicable, for all other debt instruments.

(5) The amounts included for self-insurance liability related to workers' compensation claims have been stated on a present value basis.

(6) Amounts include funds owed to third parties for projects currently under construction. These amounts are reflected in "Accounts payable" in our Consolidated Balance Sheets.

(7) Amounts include scheduled opioid settlement commitments related to the nationwide opioid settlement framework and the State of West Virginia. For additional information about our opioid settlement charges, see Note 12 to the Consolidated Financial Statements.

(8) Amounts include commitments, many of which are short-term in nature, to be utilized in the normal course of business, such as several contracts to purchase raw materials utilized in our food production plants and several contracts to purchase energy to be used in our stores and food production plants. Our obligations also include management fees for facilities operated by third parties and outside service contracts. Any upfront vendor allowances or incentives associated with outstanding purchase commitments are recorded as either current or long-term liabilities in our Consolidated Balance Sheets. We included our future commitments for customer fulfillment centers for which we have placed an order as of February 3, 2024. We did not include our commitments associated with additional customer fulfillment centers that have not yet been ordered. We expect our future commitments for customer fulfillment centers will continue to grow as we place orders for additional customer fulfillment centers.

We expect to meet our short-term and long-term liquidity needs with cash and temporary cash investments on hand as of February 3, 2024, cash flows from our operating activities and other sources of liquidity, including borrowings under our commercial paper program and bank credit facility. Our short-term and long-term liquidity needs include anticipated requirements for working capital to maintain our operations, pension plan commitments, interest payments and scheduled principal payments of debt and commercial paper, servicing our lease obligations, self-insurance liabilities, capital investments, scheduled opioid settlement payments and other purchase obligations. We may also require additional capital in the future to fund organic growth opportunities, additional customer fulfillment centers, joint ventures or other business partnerships, property development, acquisitions, dividends and share repurchases. In addition, we generally operate with a working capital deficit due to our efficient use of cash in funding operations and because we have consistent access to the capital markets. We believe we have adequate coverage of our debt covenants to continue to maintain our current investment grade debt ratings and to respond effectively to competitive conditions.

As previously disclosed, on October 13, 2022, we entered into a merger agreement with Albertsons. We expect to meet our liquidity needs for the proposed merger with cash and temporary cash investments on hand as of the merger closing date, cash flows from our operating activities and other sources of liquidity, including borrowings under our commercial paper program, senior notes issuances, bank credit facility and other sources of financing. In connection with the proposed merger, we entered into a commitment letter for a bridge term loan facility and executed a term loan credit agreement. For additional information about the proposed merger with Albertsons, see Note 16 to the Consolidated Financial Statements.

For additional information about our debt activity in 2023, see Note 5 to the Consolidated Financial Statements.

Factors Affecting Liquidity

We can currently borrow on a daily basis approximately $2.75 billion under our commercial paper program. At February 3, 2024, we had no outstanding commercial paper. Commercial paper borrowings are backed by our credit facility and reduce the amount we can borrow under the credit facility. If our short-term credit ratings fall, the ability to borrow under our current commercial paper program could be adversely affected for a period of time and increase our interest cost on daily borrowings under our commercial paper program. This could require us to borrow additional funds under the credit facility, under which we believe we have sufficient capacity. However, in the event of a ratings decline, we do not anticipate that our borrowing capacity under our commercial paper program would be any lower than $500 million on a daily basis. Factors that could affect our credit rating include changes in our operating performance and financial position, the state of the economy, conditions in the food retail industry and changes in our business model. Further information on the risks and uncertainties that can affect our business can be found in the "Risk Factors" section set forth in Item 1A of Part I of this Annual Report on Form 10-K. Although our ability to borrow under the credit facility is not affected by our credit rating, the interest cost and applicable margin on borrowings under the credit facility could be affected by a downgrade in our Public Debt Rating. "Public Debt Rating" means, as of any date, the rating that has been most recently announced by either S&P or Moody's, as the case may be, for any class of non-credit enhanced long-term senior unsecured debt issued by Kroger. As of March 27, 2024, we had no commercial paper borrowings outstanding.

Our credit facility requires the maintenance of a Leverage Ratio (our "financial covenant"). A failure to maintain our financial covenant would impair our ability to borrow under the credit facility. This financial covenant is described below:

- Our Leverage Ratio (the ratio of Net Debt to Adjusted EBITDA, as defined in the credit facility) was 1.10 to 1 as of February 3, 2024. If this ratio were to exceed 3.50 to 1, we would be in default of our revolving credit facility and our ability to borrow under the facility would be impaired.

Our credit facility is more fully described in Note 5 to the Consolidated Financial Statements. We were in compliance with our financial covenant at February 3, 2024.

As of February 3, 2024, we maintained a $2.75 billion (with the ability to increase by $1.25 billion), unsecured revolving credit facility that, unless extended, terminates on July 6, 2026. Outstanding borrowings under the credit facility, commercial paper borrowings, and some outstanding letters of credit reduce funds available under the credit facility. As of February 3, 2024, we had no outstanding commercial paper and no borrowings under our revolving credit facility. The outstanding letters of credit that reduce funds available under our credit facility totaled $2 million as of February 3, 2024.

In connection with the proposed merger with Albertsons, on October 13, 2022, we entered into a commitment letter with certain lenders pursuant to which the lenders have committed to provide a 364-day $17.4 billion senior unsecured bridge term loan facility. The commitments are intended to be drawn to finance the proposed merger with Albertsons only to the extent we do not arrange for alternative financing prior to closing. As alternative financing for the proposed merger is secured, the commitments with respect to the bridge term loan facility under the commitment letter will be reduced.

On November 9, 2022, we executed a term loan credit agreement with certain lenders pursuant to which the lenders committed to provide, contingent upon the completion of the proposed merger with Albertsons and certain other customary conditions to funding, (1) senior unsecured term loans in an aggregate principal amount of $3.0 billion maturing on the third anniversary of the proposed merger closing date and (2) senior unsecured term loans in an aggregate principal amount of $1.75 billion maturing on the date that is 18 months after the proposed merger closing date (collectively, the "Term Loan Facilities"). Borrowings under the Term Loan Facilities will be used to pay a portion of the consideration and other amounts payable in connection with the proposed merger with Albertsons. The duration of the Term Loan Facilities will allow us to achieve our net total debt to adjusted EBITDA ratio target range of 2.30 to 2.50 within the first 18 to 24 months after the proposed merger closing date. The entry into the term loan credit agreement reduced the commitments under our bridge facility commitment letter from $17.4 billion to $12.65 billion. Borrowings under the Term Loan Facilities will bear interest at rates that vary based on the type of loan and our debt rating.

In addition to the available credit mentioned above, as of February 3, 2024, we had authorized for issuance $5 billion of securities remaining under a shelf registration statement filed with the SEC and effective on May 20, 2022.

We maintain surety bonds related primarily to our self-insured workers' compensation claims. These bonds are required by most states in which we are self-insured for workers' compensation and are placed with predominately third-party insurance providers to insure payment of our obligations in the event we are unable to meet our claim payment obligations up to our self-insured retention levels. These bonds do not represent liabilities of ours, as we already have reserves on our books for the claims costs. Market changes may make the surety bonds more costly and, in some instances, availability of these bonds may become more limited, which could affect our costs of, or access to, such bonds. Although we do not believe increased costs or decreased availability would significantly affect our ability to access these surety bonds, if this does become an issue, we would issue letters of credit, in states where allowed, to meet the state bonding requirements. This could increase our cost or decrease the funds available under our credit facility if the letters of credit were issued against our credit facility. We had $473 million of outstanding surety bonds as of February 3, 2024. These surety bonds expire during fiscal year 2024 and are expected to be renewed.

We have standby letters of credit outstanding as part of our insurance program and for other business purposes. The letters of credit for our insurance program collateralize obligations to our insurance carriers in connection with the settlement of potential claims. We have also provided a letter of credit which supports our commitment to build a certain number of fulfillment centers. The balance of this letter of credit reduces primarily upon the construction of each fulfillment center. If we do not reach our total purchase commitment, we will be responsible for the balance remaining on the letter of credit. We had $314 million of outstanding standby letters of credit as of February 3, 2024. These standby letters of credit expire during fiscal year 2024 or early fiscal year 2025 and most are expected to be renewed. Letters of credit do not represent liabilities of ours and are not reflected in our Consolidated Balance Sheets.

We also are contingently liable for leases that have been assigned to various third parties in connection with facility closings and dispositions. We could be required to satisfy obligations under the leases if any of the assignees are unable to fulfill their lease obligations. Due to the wide distribution of our assignments among third parties, and various other remedies available to us, we believe the likelihood that we will be required to assume a material amount of these obligations is remote. We have agreed to indemnify certain third-party logistics operators for certain expenses, including multi-employer pension plan obligations and withdrawal liabilities.

In addition to the above, we enter into various indemnification agreements and take on indemnification obligations in the ordinary course of business. Such arrangements include indemnities against third-party claims arising out of agreements to provide services to us; indemnities related to the sale of our securities; indemnities of directors, officers and employees in connection with the performance of their work; and indemnities of individuals serving as fiduciaries on benefit plans. While our aggregate indemnification obligation could result in a material liability, we are not aware of any current matter that could result in a material liability.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

FINANCIAL RISK MANAGEMENT

In addition to the risks inherent in our operations, we are exposed to market risk from a variety of sources, including changes in interest rates, commodity prices, the fair value of certain equity investments and defined benefit pension and other post-retirement benefit plans. Our market risk exposures are discussed below.

Interest Rate Risk

We manage our exposure to interest rates and changes in the fair value of our debt instruments primarily through the strategic use of our commercial paper program, variable and fixed rate debt, and interest rate swaps. Our current program relative to interest rate protection contemplates hedging the exposure to changes in the fair value of fixed-rate debt attributable to changes in interest rates. To do this, we use the following guidelines: (i) use average daily outstanding borrowings to determine annual debt amounts subject to interest rate exposure, (ii) limit the average annual amount subject to interest rate reset and the amount of floating rate debt to a combined total amount that represents 25% of the carrying value of our debt portfolio or less, (iii) include no leveraged products, and (iv) hedge without regard to profit motive or sensitivity to current mark-to-market status.

When we use derivative financial instruments, it is primarily to manage our exposure to fluctuations in interest rates. We do not enter into derivative financial instruments for trading purposes. As a matter of policy, all of our derivative positions are intended to reduce risk by hedging an underlying economic exposure. Because of the high correlation between the hedging instrument and the underlying exposure, fluctuations in the value of the instruments generally are offset by reciprocal changes in the value of the underlying exposure. The interest rate derivatives we use are straightforward instruments with liquid markets.

As of February 3, 2024 and January 28, 2023, we maintained five forward-starting interest rate swap agreements with a maturity date of August 1, 2027 with an aggregate notional amount totaling $5.4 billion. A forward-starting interest rate swap is an agreement that effectively hedges the variability in future benchmark interest payments attributable to changes in interest rates on the forecasted issuance of fixed-rate debt. We entered into these forward-starting interest rate swaps in order to lock in fixed interest rates on our forecasted issuances of debt. The fixed interest rates for these forward-starting interest rate swaps range from 3.00% to 3.78%. The variable rate component on the forward-starting interest rate swaps is the Secured Overnight Financing Rate ("SOFR").

A notional amount of $2.4 billion of these forward-starting interest rate swaps was designated as a cash-flow hedge as defined by GAAP. Accordingly, the changes in fair value of these forward-starting interest rate swaps are recorded to other comprehensive income and reclassified into net earnings when the hedged transaction affects net earnings. As of February 3, 2024, the fair value of the interest rate swaps designated as cash flow hedges was recorded in "Other assets" for $125 million and accumulated other comprehensive income for $95 million, net of tax. As of January 28, 2023, the fair value of the interest rate swaps designated as cash flow hedges was recorded in "Other long-term liabilities" for $116 million and accumulated other comprehensive loss for $89 million, net of tax.

The remainder of the notional amount of $3.0 billion of the forward-starting interest rate swaps was not designated as a cash-flow hedge. Accordingly, the changes in the fair value of these forward-starting interest rate swaps not designated as cash-flow hedges are recognized through net earnings. As of February 3, 2024, the fair value of these swaps was recorded in "Other Assets" for $35 million and "Other long-term liabilities" for $3 million. In 2023, we recognized an unrealized gain of $174 million that is included in "Gain (loss) on investments" in our Consolidated Statements of Operations. As of January 28, 2023, the fair value of these swaps was recorded in "Other long-term liabilities" for $142 million. In 2022, we recognized an unrealized loss of $142 million related to these swaps that is included in "Gain (loss) on investments" in our Consolidated Statements of Operations.

Annually, we review with the Finance Committee of our Board of Directors compliance with the guidelines described above. The guidelines may change as our business needs dictate.

The tables below provide information about our underlying debt portfolio as of February 3, 2024 and January 28, 2023. The amounts shown for each year represent the contractual maturities of long-term debt, excluding finance leases, as of February 3, 2024 and January 28, 2023. Interest rates reflect the weighted average rate for the outstanding instruments. The variable rate debt is based on a reference rate using the forward yield curve as of February 3, 2024 and January 28, 2023. The Fair Value column includes the fair value of our debt instruments as of February 3, 2024 and January 28, 2023. We had no outstanding interest rate derivatives classified as fair value hedges as of February 3, 2024 or January 28, 2023. See Notes 5, 6 and 7 to the Consolidated Financial Statements.

	February 3, 2024 Expected Year of Maturity							
	2024	2025	2026	2027	2028	Thereafter	Total	Fair Value
	(in millions)							
Debt								
Fixed rate principal payments[1]	$ (23)	$ (19)	$ (1,311)	$ (616)	$ (625)	$ (7,521)	$ (10,115)	$ (9,256)
Average interest rate[1]	2.41 %	3.03 %	3.00 %	3.68 %	4.50 %	4.56 %		
Variable rate principal payments	$ (9)	$ (81)	$ —	$ —	$ (22)	$ (33)	$ (145)	$ (145)
Average interest rate	7.19 %	3.07 %	—	—	7.94 %	7.19 %		

(1) The fixed rate principal payments exclude debt discounts and deferred financing costs of $73 million, of which $7 million is current and $66 million is long-term. The weighted average interest rate calculation excludes the effects of debt discounts and deferred financing costs.

	January 28, 2023 Expected Year of Maturity							
	2023	2024	2025	2026	2027	Thereafter	Total	Fair Value
	(in millions)							
Debt								
Fixed rate principal payments[1]	$ (1,127)	$ (10)	$ (10)	$ (1,392)	$ (612)	$ (8,085)	$ (11,236)	$ (10,455)
Average interest rate[1]	3.89 %	2.67 %	2.68 %	3.04 %	3.68 %	4.56 %		
Variable rate principal payments	$ (35)	$ (22)	$ (81)	$ —	$ —	$ —	$ (138)	$ (138)
Average interest rate	6.32 %	7.07 %	1.70 %	—	—	—		

(1) The fixed rate principal payments exclude debt discounts and deferred financing costs of $82 million, of which $9 million is current and $73 million is long-term. The weighted average interest rate calculation excludes the effects of debt discounts and deferred financing costs.

Based on our year-end 2023 variable rate debt levels, a 10 percent change in interest rates would be immaterial. See Note 6 to the Consolidated Financial Statements for further discussion of derivatives and hedging policies.

Commodity Price Risk

We are subject to commodity price risk generated by our purchases of meat, seafood and dairy products, among other food items. We purchase, manufacture and sell various commodity related food products and risk arises from the price volatility of these commodities. The price and availability of these commodities directly affects our results of operations. To help manage or minimize the effect of commodity price risk exposure on our operations, we use a combination of pricing features embedded within supply contracts, such as fixed-price and price-to-be-fixed contracts, and have the ability to increase or decrease retail prices to our customers as commodity prices change.

We are exposed to changes in the prices of diesel and unleaded fuel. The majority of our fuel contracts utilize index-based pricing formulas plus or minus a fixed locational/supplier differential. We expect to take delivery of these commitments in the normal course of business, and, as a result, these contracts qualify as normal purchases. While many of the indices are aligned, each index may fluctuate at a different pace, driving variability in the prices paid for fuel. Because of this, our operating results may be affected should the market price of fuel suddenly change by a significant amount, which can affect our operating results either positively or negatively in the short-term.

We manage our exposure to diesel fuel price changes through the strategic use of diesel fuel hedge contracts. When we use fuel hedge contracts, it is primarily to manage our exposure to fluctuations in diesel fuel prices for our logistics operations. We do not enter into fuel hedge arrangements for trading purposes. As a matter of policy, all of our hedge positions are intended to reduce risk by hedging an underlying economic exposure. Because of the high correlation between the hedging instrument and the underlying exposure, fluctuations in the value of the instruments generally are offset by reciprocal changes in the value of the underlying exposure. The diesel fuel hedge contracts we use are straightforward instruments with liquid markets. As of February 3, 2024, our outstanding diesel fuel hedge contracts had a total notional amount of $48 million. The fair value and effect to the Consolidated Statement of Operations of these contracts is insignificant.

We have entered into fixed price contracts to purchase electricity and natural gas for a portion of our energy needs. We expect to take delivery of these commitments in the normal course of business, and, as a result, these contracts qualify as normal purchases.

As of February 3, 2024, we had no commodity derivative contracts outstanding other than the diesel fuel hedge contracts described above. As of January 28, 2023, we had no commodity derivative contracts outstanding.

Equity Investment Risk

We are exposed to market price volatility for our equity investments in certain financial instruments, measured using Level 1 inputs, which are measured at fair value through net earnings. Fair value adjustments flow through "Gain (loss) on investments" in our Consolidated Statements of Operations. The change in fair value of certain Level 1 investments resulted in an unrealized loss of $66 million in 2023, $586 million in 2022 and $821 million in 2021. As of February 3, 2024, the fair value of our investments in certain Level 1 financial instruments was $578 million. As of January 28, 2023, the fair value of our investment in certain Level 1 financial instrument was $401 million. As of February 3, 2024, a 10% change in the fair value of these investments would be approximately $58 million. For additional details on these investments, see Note 7 to the Consolidated Financial Statements.

Company-Sponsored Benefit Plans

We sponsor defined benefit pension plans and post-retirement healthcare plans for certain eligible employees. Changes in interest rates affect our liabilities associated with these retirement plans, as well as the amount of expense recognized for these retirement plans. Increased interest rates could result in a lower fair value of plan assets and increased pension expense in the following years. The target plan asset allocations are established based on our liability-driven investment ("LDI") strategy. An LDI strategy focuses on maintaining a close to fully-funded status over the long-term with minimal funded status risk. This is achieved by investing more of the plan assets in fixed income instruments to more closely match the duration of the plan liability. As of February 3, 2024, our defined benefit pension plans had total investment assets of $2.4 billion. As of January 28. 2023, our defined benefit pension plans had total investment assets of $2.5 billion. Declines in the fair value of plan assets could diminish the funded status of our defined benefit pension plans and potentially increase our requirement to make contributions to these plans. For additional details, see Note 14 to the Consolidated Financial Statements.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Consolidated Financial Statements of The Kroger Co.
For the Fiscal Year Ended February 3, 2024

Table of Contents

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of The Kroger Co.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of The Kroger Co. and its subsidiaries (the "Company") as of February 3, 2024 and January 28, 2023, and the related consolidated statements of operations, of comprehensive income, of shareholders' equity and of cash flows for each of the three years in the period ended February 3, 2024, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of February 3, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of February 3, 2024 and January 28, 2023, and the results of its operations and its cash flows for each of the three years in the period ended February 3, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 3, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill Impairment Assessment – Kroger Specialty Pharmacy ("KSP") Reporting Unit

As described in Notes 1 and 2 to the consolidated financial statements, the Company's consolidated goodwill balance was $2.9 billion as of February 3, 2024 and the goodwill associated with the KSP reporting unit was $243 million. Management reviews goodwill annually for impairment in the fourth quarter of each year, and also upon the occurrence of triggering events. The fair value of a reporting unit is compared to its carrying value for purposes of identifying potential impairment. Goodwill impairment is recognized for any excess of the reporting unit's carrying value over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The fair value of the Company's KSP reporting unit was estimated using multiple valuation techniques, a discounted cash flow model (income approach), a market multiple model and comparable mergers and acquisition model (market approaches), with each method weighted in the calculation. The income approach relies on management's estimates of revenue growth rates, margin assumptions, and discount rate to estimate future cash flows. The market approaches require the determination of an appropriate peer group, which is utilized to derive estimated fair values based on selected market multiples.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment of the KSP reporting unit is a critical audit matter are (i) the significant judgment by management when developing the fair value measurement of the reporting unit; (ii) the high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management's cash flow projections and significant assumptions related to revenue growth rates, margin assumptions, discount rate, peer group determination, and market multiple selection; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's goodwill impairment assessment, including controls over the valuation of the Company's KSP reporting unit. These procedures also included, among others, testing management's process for developing the fair value estimate, evaluating the appropriateness of the income and market approach models, testing the completeness, accuracy, and relevance of the underlying data used in the models and evaluating the significant assumptions used by management related to the revenue growth rates, margin assumptions, discount rate, peer group determination, and market multiple selection. Evaluating management's assumptions relating to revenue growth rates and margin assumptions involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the reporting unit, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Evaluating the Company's peer group determinations included evaluating the appropriateness of the identified peer companies. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company's discounted cash flow and market models, and certain significant assumptions related to the discount rate, peer group determination, and market multiples.

/s/ PricewaterhouseCoopers LLP
Cincinnati, Ohio
April 2, 2024

We have served as the Company's auditor since 1929.

THE KROGER CO.
CONSOLIDATED BALANCE SHEETS

(In millions, except par amounts)	February 3, 2024		January 28, 2023	
ASSETS				
Current assets				
Cash and temporary cash investments	$	1,883	$	1,015
Store deposits in-transit		1,215		1,127
Receivables		2,136		2,234
FIFO inventory		9,414		9,756
LIFO reserve		(2,309)		(2,196)
Prepaid and other current assets		609		734
Total current assets		12,948		12,670
Property, plant and equipment, net		25,230		24,726
Operating lease assets		6,692		6,662
Intangibles, net		899		899
Goodwill		2,916		2,916
Other assets		1,820		1,750
Total Assets	$	50,505	$	49,623
LIABILITIES				
Current liabilities				
Current portion of long-term debt including obligations under finance leases	$	198	$	1,310
Current portion of operating lease liabilities		670		662
Accounts payable		10,381		10,179
Accrued salaries and wages		1,323		1,746
Other current liabilities		3,486		3,341
Total current liabilities		16,058		17,238
Long-term debt including obligations under finance leases		12,028		12,068
Noncurrent operating lease liabilities		6,351		6,372
Deferred income taxes		1,579		1,672
Pension and postretirement benefit obligations		385		436
Other long-term liabilities		2,503		1,823
Total Liabilities		38,904		39,609
Commitments and contingencies see Note 12				
SHAREOWNERS' EQUITY				
Preferred shares, $100 par per share, 5 shares authorized and unissued		—		—
Common shares, $1 par per share, 2,000 shares authorized; 1,918 shares issued in 2023 and 2022		1,918		1,918
Additional paid-in capital		3,922		3,805
Accumulated other comprehensive loss		(489)		(632)
Accumulated earnings		26,946		25,601
Common shares in treasury, at cost, 1,198 shares in 2023 and 1,202 shares in 2022		(20,682)		(20,650)
Total Shareowners' Equity - The Kroger Co.		11,615		10,042
Noncontrolling interests		(14)		(28)
Total Equity		11,601		10,014
Total Liabilities and Equity	$	50,505	$	49,623

The accompanying notes are an integral part of the consolidated financial statements.

THE KROGER CO.
CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended February 3, 2024, January 28, 2023 and January 29, 2022

(In millions, except per share amounts)	2023 (53 weeks)	2022 (52 weeks)	2021 (52 weeks)
Sales	$ 150,039	$ 148,258	$ 137,888
Operating expenses			
Merchandise costs, including advertising, warehousing, and transportation, excluding items shown separately below	116,675	116,480	107,539
Operating, general and administrative	26,252	23,848	23,203
Rent	891	839	845
Depreciation and amortization	3,125	2,965	2,824
Operating profit	3,096	4,126	3,477
Other income (expense)			
Interest expense	(441)	(535)	(571)
Non-service component of company-sponsored pension plan benefits (costs)	30	39	(34)
Gain (loss) on investments	151	(728)	(821)
Net earnings before income tax expense	2,836	2,902	2,051
Income tax expense	667	653	385
Net earnings including noncontrolling interests	2,169	2,249	1,666
Net income attributable to noncontrolling interests	5	5	11
Net earnings attributable to The Kroger Co.	$ 2,164	$ 2,244	$ 1,655
Net earnings attributable to The Kroger Co. per basic common share	$ 2.99	$ 3.10	$ 2.20
Average number of common shares used in basic calculation	718	718	744
Net earnings attributable to The Kroger Co. per diluted common share	$ 2.96	$ 3.06	$ 2.17
Average number of common shares used in diluted calculation	725	727	754

The accompanying notes are an integral part of the consolidated financial statements.

THE KROGER CO.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years Ended February 3, 2024, January 28, 2023 and January 29, 2022

(In millions)	2023 (53 weeks)	2022 (52 weeks)	2021 (52 weeks)
Net earnings including noncontrolling interests	$ 2,169	$ 2,249	$ 1,666
Other comprehensive (loss) income			
Change in pension and other postretirement defined benefit plans, net of income tax[1]	(46)	(83)	156
Unrealized gains and losses on cash flow hedging activities, net of income tax[2]	183	(89)	—
Amortization of unrealized gains and losses on cash flow hedging activities, net of income tax[3]	6	7	7
Total other comprehensive income (loss)	143	(165)	163
Comprehensive income	2,312	2,084	1,829
Comprehensive income attributable to noncontrolling interests	5	5	11
Comprehensive income attributable to The Kroger Co.	$ 2,307	$ 2,079	$ 1,818

(1) Amount is net of tax (benefit) expense of $(14) in 2023, $(26) in 2022 and $48 in 2021.
(2) Amount is net of tax expense (benefit) of $56 in 2023 and $(27) in 2022.
(3) Amount is net of tax expense of $2 in 2023, $2 in 2022 and $3 in 2021.

The accompanying notes are an integral part of the consolidated financial statements.

THE KROGER CO.
CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended February 3, 2024, January 28, 2023 and January 29, 2022

(In millions)	2023 (53 weeks)		2022 (52 weeks)		2021 (52 weeks)	
Cash Flows from Operating Activities:						
Net earnings including noncontrolling interests	$	2,169	$	2,249	$	1,666
Adjustments to reconcile net earnings including noncontrolling interests to net cash provided by operating activities:						
Depreciation and amortization		3,125		2,965		2,824
Asset impairment charges		69		68		64
Goodwill and fixed asset impairment charges related to Vitacost.com		—		164		—
Operating lease asset amortization		625		614		605
LIFO charge		113		626		197
Share-based employee compensation		172		190		203
Company-sponsored pension plans (benefit) expense		(9)		(26)		50
Deferred income taxes		(155)		161		(31)
Gain on the sale of assets		(56)		(40)		(44)
(Gain) loss on investments		(151)		728		821
Other		78		(8)		64
Changes in operating assets and liabilities:						
Store deposits in-transit		(88)		(45)		13
Receivables		14		(222)		(61)
Inventories		342		(1,370)		80
Prepaid and other current assets		72		(36)		232
Accounts payable		545		44		903
Accrued expenses		(222)		(167)		(134)
Income taxes receivable and payable		68		(190)		16
Operating lease liabilities		(695)		(622)		(618)
Other		772		(585)		(660)
Net cash provided by operating activities		6,788		4,498		6,190
Cash Flows from Investing Activities:						
Payments for property and equipment, including payments for lease buyouts		(3,904)		(3,078)		(2,614)
Proceeds from sale of assets		101		78		153
Other		53		(15)		(150)
Net cash used by investing activities		(3,750)		(3,015)		(2,611)
Cash Flows from Financing Activities:						
Proceeds from issuance of long-term debt		15		—		56
Payments on long-term debt including obligations under finance leases		(1,301)		(552)		(1,442)
Dividends paid		(796)		(682)		(589)
Financing fees paid		—		(84)		(5)
Proceeds from issuance of capital stock		50		134		172
Treasury stock purchases		(62)		(993)		(1,647)
Proceeds from financing arrangement		—		—		166
Other		(76)		(112)		(156)
Net cash used by financing activities		(2,170)		(2,289)		(3,445)
Net increase (decrease) in cash and temporary cash investments		868		(806)		134
Cash and temporary cash investments:						
Beginning of year		1,015		1,821		1,687
End of year	$	1,883	$	1,015	$	1,821
Reconciliation of capital investments:						
Payments for property and equipment, including payments for lease buyouts	$	(3,904)	$	(3,078)	$	(2,614)
Payments for lease buyouts		—		21		—
Changes in construction-in-progress payables		344		(281)		(542)
Total capital investments, excluding lease buyouts	$	(3,560)	$	(3,338)	$	(3,156)
Disclosure of cash flow information:						
Cash paid during the year for interest	$	488	$	545	$	607
Cash paid during the year for income taxes	$	751	$	698	$	513

The accompanying notes are an integral part of the consolidated financial statements.

THE KROGER CO.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

Years Ended February 3, 2024, January 28, 2023 and January 29, 2022

(In millions, except per share amounts)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Treasury Stock Shares	Treasury Stock Amount	Accumulated Other Comprehensive Income (Loss)	Accumulated Earnings	Noncontrolling Interest	Total
Balances at January 30, 2021	1,918	$ 1,918	$ 3,461	1,160	$ (18,191)	$ (630)	$ 23,018	$ (26)	$ 9,550
Issuance of common stock:									
Stock options exercised	—	—	—	(7)	172	—	—	—	172
Restricted stock issued	—	—	(137)	(3)	73	—	—	—	(64)
Treasury stock activity:									
Treasury stock purchases, at cost	—	—	—	35	(1,422)	—	—	—	(1,422)
Stock options exchanged	—	—	—	6	(225)	—	—	—	(225)
Share-based employee compensation	—	—	203	—	—	—	—	—	203
Other comprehensive income net of tax of $51	—	—	—	—	—	163	—	—	163
Other	—	—	130	—	(129)	—	—	(8)	(7)
Cash dividends declared ($0.81 per common share)	—	—	—	—	—	—	(607)	—	(607)
Net earnings including non-controlling interests	—	—	—	—	—	—	1,655	11	1,666
Balances at January 29, 2022	1,918	$ 1,918	$ 3,657	1,191	$ (19,722)	$ (467)	$ 24,066	$ (23)	$ 9,429
Issuance of common stock:									
Stock options exercised	—	—	—	(4)	134	—	—	—	134
Restricted stock issued	—	—	(173)	(4)	62	—	—	—	(111)
Treasury stock activity:									
Treasury stock purchases, at cost	—	—	—	16	(821)	—	—	—	(821)
Stock options exchanged	—	—	—	3	(172)	—	—	—	(172)
Share-based employee compensation	—	—	190	—	—	—	—	—	190
Other comprehensive loss net of tax of $(51)	—	—	—	—	—	(165)	—	—	(165)
Other	—	—	131	—	(131)	—	—	(10)	(10)
Cash dividends declared ($0.99 per common share)	—	—	—	—	—	—	(709)	—	(709)
Net earnings including non-controlling interests	—	—	—	—	—	—	2,244	5	2,249
Balances at January 28, 2023	1,918	$ 1,918	$ 3,805	1,202	$ (20,650)	$ (632)	$ 25,601	$ (28)	$ 10,014
Issuance of common stock:									
Stock options exercised	—	—	—	(2)	50	—	—	—	50
Restricted stock issued	—	—	(163)	(3)	88	—	—	—	(75)
Treasury stock activity:									
Stock options exchanged	—	—	—	1	(62)	—	—	—	(62)
Share-based employee compensation	—	—	172	—	—	—	—	—	172
Other comprehensive income net of tax of $44	—	—	—	—	—	143	—	—	143
Other	—	—	108	—	(108)	—	—	9	9
Cash dividends declared ($1.13 per common share)	—	—	—	—	—	—	(819)	—	(819)
Net earnings including non-controlling interests	—	—	—	—	—	—	2,164	5	2,169
Balances at February 3, 2024	1,918	$ 1,918	$ 3,922	1,198	$ (20,682)	$ (489)	$ 26,946	$ (14)	$ 11,601

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All amounts in the Notes to Consolidated Financial Statements are in millions except per share amounts.

1. ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed in preparing these financial statements.

Description of Business, Basis of Presentation and Principles of Consolidation

The Kroger Co. (the "Company") was founded in 1883 and incorporated in 1902. The Company is a food and drug retailer that operates 2,722 supermarkets, 2,257 pharmacies and 1,665 fuel centers in 35 states and the District of Columbia while also operating online through a digital ecosystem to offer customers an omnichannel shopping experience. The Company also manufactures and processes food for sale by its supermarkets and online. The accompanying financial statements include the consolidated accounts of the Company, its wholly-owned subsidiaries and other consolidated entities. Intercompany transactions and balances have been eliminated.

Reclassifications

The Company reclassified $3.1 billion of liabilities from other current liabilities to accounts payable on the Consolidated Balance Sheet for the year ended January 28, 2023 to conform to the current year presentation. This reclassification was made to better align the presentation of liabilities associated with our third-party financing arrangements and other current liabilities on the Consolidated Balance Sheet with management's internal reporting. A similar reclassification was made to the Consolidated Statement of Cash Flows resulting in a change to accounts payable and accrued expenses within net cash provided by operating activities for the years ended February 3, 2024, January 28, 2023, and January 29, 2022. The reclassification did not affect total current liabilities on the Company's Consolidated Balance Sheet or total operating cash flows on the Consolidated Statement of Cash Flows.

Fiscal Year

The Company's fiscal year ends on the Saturday nearest January 31. The last three fiscal years consist of the 53-week period ended February 3, 2024 and the 52-week periods ended January 28, 2023 and January 29, 2022.

Pervasiveness of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. Disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of consolidated revenues and expenses during the reporting period is also required. Actual results could differ from those estimates.

Cash, Temporary Cash Investments and Book Overdrafts

Cash and temporary cash investments represent store cash and short-term investments with original maturities of less than three months. Book overdrafts are included in "Accounts payable" and "Accrued salaries and wages" in the Consolidated Balance Sheets.

Deposits In-Transit

Deposits in-transit generally represent funds deposited to the Company's bank accounts at the end of the year related to sales, a majority of which were paid for with debit cards, credit cards and checks, to which the Company does not have immediate access but settle within a few days of the sales transaction.

Inventories

Inventories are stated at the lower of cost (principally on a last-in, first-out "LIFO" basis) or market. In total, approximately 91% of inventories in 2023 and 89% of inventories in 2022 were valued using the LIFO method. The remaining inventories, including substantially all fuel inventories, are stated at the lower of cost (on a FIFO basis) or net realizable value. Replacement cost was higher than the carrying amount by $2,309 at February 3, 2024 and $2,196 at January 28, 2023. The Company follows the Link-Chain, Dollar-Value LIFO method for purposes of calculating its LIFO charge.

The item-cost method of accounting to determine inventory cost before the LIFO adjustment is followed for substantially all store inventories at the Company's supermarket divisions. This method involves counting each item in inventory, assigning costs to each of these items based on the actual purchase costs (net of vendor allowances and cash discounts) of each item and recording the cost of items sold. The item-cost method of accounting allows for more accurate reporting of periodic inventory balances and enables management to more precisely manage inventory. In addition, substantially all of the Company's inventory consists of finished goods and is recorded at actual purchase costs (net of vendor allowances and cash discounts).

The Company evaluates inventory shortages throughout the year based on actual physical counts in its facilities. Allowances for inventory shortages are recorded based on the results of these counts to provide for estimated shortages as of the financial statement date.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost or, in the case of assets acquired in a business combination, at fair value. Depreciation and amortization expense, which includes the depreciation of assets recorded under finance leases, is computed principally using the straight-line method over the estimated useful lives of individual assets. Buildings and land improvements are depreciated based on lives varying from 10 to 40 years. All new purchases of store equipment are assigned lives varying from three to nine years. Leasehold improvements are amortized over the shorter of the lease term to which they relate, which generally varies from four to 25 years, or the useful life of the asset. Food production plant, fulfillment center and distribution center equipment is depreciated over lives varying from three to 15 years. Information technology assets are generally depreciated over three to five years. Depreciation and amortization expense was $3,125 in 2023, $2,965 in 2022 and $2,824 in 2021.

Interest costs on significant projects constructed for the Company's own use are capitalized as part of the costs of the newly constructed facilities. Upon retirement or disposal of assets, the cost and related accumulated depreciation and amortization are removed from the balance sheet and any gain or loss is reflected in net earnings. Refer to Note 3 for further information regarding the Company's property, plant and equipment.

Leases

The Company leases certain store real estate, warehouses, distribution centers, fulfillment centers, office space and equipment. The Company determines if an arrangement is a lease at inception. Finance and operating lease assets and liabilities are recognized at the lease commencement date. Finance and operating lease liabilities represent the present value of minimum lease payments not yet paid. Operating lease assets represent the right to use an underlying asset and are based upon the operating lease liabilities adjusted for prepayments, lease incentives and impairment, if any. To determine the present value of lease payments, the Company estimates an incremental borrowing rate which represents the rate used for a secured borrowing of a similar term as the lease.

Lease terms generally range from 10 to 20 years with options to renew for varying terms at the Company's sole discretion. The lease term includes the initial contractual term as well as any options to extend the lease when it is reasonably certain that the Company will exercise that option. Leases with an initial term of 12 months or less are not recorded on the balance sheet. Certain leases include escalation clauses or payment of executory costs such as property taxes, utilities or insurance and maintenance. Operating lease payments are charged on a straight-line basis to rent expense over the lease term and finance lease payments are charged to interest expense and depreciation and amortization expense over the lease term. Assets under finance leases are amortized in accordance with the Company's normal depreciation policy for owned assets or over the lease term, if shorter. The Company's lease agreements do not contain any residual value guarantees or material restrictive covenants. For additional information on leases, see Note 9 to the Consolidated Financial Statements.

Goodwill

The Company reviews goodwill for impairment during the fourth quarter of each year, or earlier upon the occurrence of a triggering event. The Company performs reviews of each of its operating divisions and other consolidated entities (collectively, "reporting units") that have goodwill balances. Generally, fair value is determined using a market multiple model, or discounted projected future cash flows, and is compared to the carrying value of a reporting unit for purposes of identifying potential impairment. Projected future cash flows are based on management's knowledge of the current operating environment and expectations for the future. Goodwill impairment is recognized for any excess of the reporting unit's carrying value over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. Results of the goodwill impairment reviews performed during 2023, 2022 and 2021 are summarized in Note 2.

Impairment of Long-Lived Assets

The Company monitors the carrying value of long-lived assets for potential impairment each quarter based on whether certain triggering events have occurred. These events include current period losses combined with a history of losses or a projection of continuing losses or a significant decrease in the market value of an asset. When a triggering event occurs, an impairment calculation is performed, comparing projected undiscounted future cash flows, utilizing current cash flow information and expected growth rates related to specific stores, to the carrying value for those stores. If the Company identifies impairment for long-lived assets to be held and used, the Company compares the assets' current carrying value to the assets' fair value. Fair value is based on current market values or discounted future cash flows. The Company records impairment when the carrying value exceeds fair market value. With respect to owned property and equipment held for disposal, the value of the property and equipment is adjusted to reflect recoverable values based on previous efforts to dispose of similar assets and current economic conditions. Impairment is recognized for the excess of the carrying value over the estimated fair market value, reduced by estimated direct costs of disposal. The Company recorded asset impairments totaling $69, $68 and $64 in 2023, 2022 and 2021, respectively. Costs to reduce the carrying value of long-lived assets for each of the years presented have been included in the Consolidated Statements of Operations as Operating, general and administrative ("OG&A") expense.

Accounts Payable Financing Arrangement

The Company has an agreement with a third party to provide an accounts payable tracking system which facilitates participating suppliers' ability to finance payment obligations from the Company with designated third-party financial institutions. Participating suppliers may, at their sole discretion, make offers to finance one or more payment obligations of the Company prior to their scheduled due dates at a discounted price to participating financial institutions. The Company's obligations to its suppliers, including amounts due and scheduled payment dates, are not affected by suppliers' decisions to finance amounts under this arrangement. As of February 3, 2024, and January 28, 2023, the Company had $325 and $314 in "Accounts payable," respectively, associated with financing arrangements.

Contingent Consideration

The Company's Home Chef business combination involved potential payment of future consideration that is contingent upon the achievement of certain performance milestones. The Company recorded contingent consideration at fair value at the date of acquisition based on the consideration expected to be transferred, estimated as the probability-weighted future cash flows, discounted back to present value using a discount rate determined in accordance with accepted valuation methods. The liability for contingent consideration is remeasured to fair value at each reporting period using Level 3 inputs, and the change in fair value, including accretion for the passage of time, is recognized in earnings until the contingency is resolved. In 2022, adjustments to increase the contingent consideration liability as of year-end were recorded for $20 in OG&A expense. The Company made the final contingent consideration payment in the second quarter of 2023, which was based on the fair value of the outstanding year-end 2022 liability.

Store Closing Costs

The Company regularly evaluates the performance of its stores and periodically closes those stores that are underperforming. Related liabilities arise, such as severance, contractual obligations and other accruals associated with store closings. The Company records a liability for costs associated with an exit or disposal activity when the liability is incurred, usually in the period the store closes. Adjustments to closed store liabilities primarily relate to actual exit costs differing from original estimates. Adjustments are made for changes in estimates in the period in which the change becomes known.

Owned stores held for disposal are reduced to their estimated net realizable value. Costs to reduce the carrying values of property, plant, equipment and operating lease assets are accounted for in accordance with the Company's policy on impairment of long-lived assets. Inventory write-downs, if any, in connection with store closings, are classified in the Consolidated Statements of Operations as "Merchandise costs." Costs to transfer inventory and equipment from closed stores are expensed as incurred.

Interest Rate Risk Management

The Company uses derivative instruments primarily to manage its exposure to changes in interest rates. The Company's current program relative to interest rate protection and the methods by which the Company accounts for its derivative instruments are described in Note 6.

Benefit Plans and Multi-Employer Pension Plans

The Company recognizes the funded status of its retirement plans on the Consolidated Balance Sheets. Actuarial gains or losses, prior service costs or credits and transition obligations that have not yet been recognized as part of net periodic benefit cost are required to be recorded as a component of Accumulated Other Comprehensive Income ("AOCI"). The Company has elected to measure defined benefit plan assets and obligations as of January 31, which is the month-end that is closest to its fiscal year-ends.

The determination of the obligation and expense for company-sponsored pension plans and other post-retirement benefits is dependent on the selection of assumptions used by actuaries and the Company in calculating those amounts. Those assumptions are described in Note 14 and include, among others, the discount rate, the expected long-term rate of return on plan assets, mortality and the rates of increase in compensation and health care costs. Actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect the recognized expense and recorded obligation in future periods. While the Company believes that the assumptions are appropriate, significant differences in actual experience or significant changes in assumptions may materially affect the pension and other post-retirement obligations and future expense.

The Company also participates in various multi-employer plans for substantially all union employees. Pension expense for these plans is recognized as contributions are funded or when commitments are probable and reasonably estimable, in accordance with GAAP. Refer to Note 15 for additional information regarding the Company's participation in these various multi-employer pension plans.

The Company administers and makes contributions to the employee 401(k) retirement savings accounts. Contributions to the employee 401(k) retirement savings accounts are expensed when contributed or over the service period in the case of automatic contributions. Refer to Note 14 for additional information regarding the Company's benefit plans.

Share Based Compensation

The Company recognizes compensation expense for all share-based payments granted under fair value recognition provisions. The Company recognizes share-based compensation expense, net of an estimated forfeiture rate, over the requisite service period of the award based on the fair value at the date of the grant. The Company grants options for common shares ("stock options") to employees under various plans at an option price equal to the fair market value of the underlying shares on the grant date of the award. Stock options typically expire 10 years from the date of grant. Stock options vest between one and four years from the date of grant. In addition to stock options, the Company awards restricted stock to employees and incentive shares to nonemployee directors under various plans. The restrictions on these restricted stock awards generally lapse between one and four years from the date of the awards. The Company determines the fair value for restricted stock awards in an amount equal to the fair market value of the underlying shares on the grant date of the award.

Deferred Income Taxes

Deferred income taxes are recorded to reflect the tax consequences of differences between the tax basis of assets and liabilities and their financial reporting basis. Refer to Note 4 for the types of differences that give rise to significant portions of deferred income tax assets and liabilities.

Uncertain Tax Positions

The Company reviews the tax positions taken or expected to be taken on tax returns to determine whether and to what extent a benefit can be recognized in its consolidated financial statements. Refer to Note 4 for the amount of unrecognized tax benefits and other related disclosures related to uncertain tax positions.

Various taxing authorities periodically audit the Company's income tax returns. These audits include questions regarding the Company's tax filing positions, including the timing and amount of deductions and the allocation of income to various tax jurisdictions. In evaluating the exposures connected with these various tax filing positions, including state and local taxes, the Company records allowances for probable exposures. A number of years may elapse before a particular matter, for which an allowance has been established, is audited and fully resolved. As of February 3, 2024, the years ended February 1, 2020 and forward remain open for review for federal income tax purposes.

The assessment of the Company's tax position relies on the judgment of management to estimate the exposures associated with the Company's various filing positions.

Self-Insurance Costs

The Company is primarily self-insured for costs related to workers' compensation and general liability claims. Liabilities are actuarially determined and are recognized based on claims filed and an estimate of claims incurred but not reported. The liabilities for workers' compensation claims are accounted for on a present value basis. The Company has purchased stop-loss coverage to limit its exposure to any significant exposure on a per claim basis. The Company is insured for covered costs in excess of these per claim limits.

The following table summarizes the changes in the Company's self-insurance liability through February 3, 2024:

	2023	2022	2021
Beginning balance	$ 712	$ 721	$ 731
Expense[1]	330	227	226
Claim payments	(281)	(236)	(236)
Ending balance	761	712	721
Less: Current portion	(281)	(236)	(236)
Long-term portion	$ 480	$ 476	$ 485

(1) The increase in 2023, compared to 2022 and 2021, was the result of higher claim costs.

The current portion of the self-insured liability is included in "Other current liabilities," and the long-term portion is included in "Other long-term liabilities" in the Consolidated Balance Sheets.

The Company maintains surety bonds related to self-insured workers' compensation claims. These bonds are required by most states in which the Company is self-insured for workers' compensation and are placed with third-party insurance providers to insure payment of the Company's obligations in the event the Company is unable to meet its claim payment obligations up to its self-insured retention levels. These bonds do not represent liabilities of the Company, as the Company has recorded reserves for the claim costs.

The Company also maintains insurance coverages for certain risks, including cyber exposure and property-related losses. The Company's insurance coverage begins for these exposures ranging from $25 to $30.

Revenue Recognition

Sales

The Company recognizes revenues from the retail sale of products, net of sales taxes, at the point of sale. Pharmacy sales are recorded when the product is provided to the customer. Digital channel originated sales are recognized either upon pickup in store or upon delivery to the customer. Amounts billed to a customer related to shipping and delivery represent revenues earned for the goods provided and are classified as sales. When shipping is discounted, it is recorded as an adjustment to sales. Discounts provided to customers by the Company at the time of sale, including those provided in connection with loyalty cards, are recognized as a reduction in sales as the products are sold. Discounts provided by vendors, usually in the form of coupons, are not recognized as a reduction in sales provided the coupons are redeemable at any retailer that accepts coupons. The Company records a receivable from the vendor for the difference in sales price and cash received. For merchandise sold in one of the Company's stores or online, tender is accepted at the point of sale. The Company acts as principal in certain vendor arrangements where the purchase and sale of inventory are virtually simultaneous. The Company records revenue and related costs on a gross basis for these arrangements. For pharmacy sales, collection of third-party receivables is typically expected within three months or less from the time of purchase. The third-party receivables from pharmacy sales are recorded in "Receivables" in the Company's Consolidated Balance Sheets and were $616 as of February 3, 2024 and $867 as of January 28, 2023.

Gift Cards and Gift Certificates

The Company does not recognize revenue when it sells its own gift cards and gift certificates (collectively "gift cards"). Rather, it records a deferred revenue liability equal to the amount received. A sale is then recognized when the gift cards are redeemed to purchase the Company's products. The Company's gift cards do not expire. While gift cards are generally redeemed within 12 months, some are never fully redeemed. The Company recognizes gift card breakage under the proportional method, where recognition of breakage income is based upon the historical run-off rate of unredeemed gift cards. The Company's gift card deferred revenue liability was $228 as of February 3, 2024 and $200 as of January 28, 2023.

Disaggregated Revenues

The following table presents sales revenue by type of product for the year-ended February 3, 2024, January 28, 2023, and January 29, 2022:

	2023		2022		2021	
	Amount	% of total	Amount	% of total	Amount	% of total
Non Perishable[1]	$ 76,903	51.3 %	$ 74,121	50.0 %	$ 69,648	50.6 %
Fresh[2]	35,686	23.8 %	35,433	23.9 %	33,972	24.6 %
Supermarket Fuel	16,621	11.1 %	18,632	12.6 %	14,678	10.6 %
Pharmacy	14,259	9.5 %	13,377	9.0 %	12,401	9.0 %
Other[3]	6,570	4.3 %	6,695	4.5 %	7,189	5.2 %
Total Sales	$ 150,039	100 %	$ 148,258	100 %	$ 137,888	100 %

(1) Consists primarily of grocery, general merchandise, health and beauty care and natural foods.

(2) Consists primarily of produce, floral, meat, seafood, deli, bakery and fresh prepared.

(3) Consists primarily of sales related to food production plants to outside parties, data analytic services, third-party media revenue, other consolidated entities, specialty pharmacy, in-store health clinics, Kroger Personal Finance, digital coupon services and other online sales not included in the categories above. The decrease in 2022, compared to 2021, is primarily due to discontinued patient therapies at Kroger Specialty Pharmacy.

Merchandise Costs

The "Merchandise costs" line item of the Consolidated Statements of Operations includes product costs, net of discounts and allowances; advertising costs (see separate discussion below); inbound freight charges; warehousing costs, including receiving and inspection costs; transportation costs; and food production and operational costs. Warehousing, transportation and manufacturing management salaries are also included in the "Merchandise costs" line item; however, purchasing management salaries and administration costs are included in the "OG&A" line item along with most of the Company's other managerial and administrative costs. Shipping and delivery costs associated with the Company's digital offerings originating from non-retail store locations are included in the "Merchandise costs" line item. Rent expense and depreciation and amortization expense are shown separately in the Consolidated Statements of Operations.

Warehousing and transportation costs include distribution center direct wages, transportation direct wages, repairs and maintenance, utilities, inbound freight and, where applicable, third-party warehouse management fees. These costs are recognized in the periods the related expenses are incurred.

The Company believes the classification of costs included in merchandise costs could vary widely throughout the industry. The Company's approach is to include in the "Merchandise costs" line item the direct, net costs of acquiring products and making them available to customers. The Company believes this approach most accurately presents the actual costs of products sold.

The Company recognizes all vendor allowances as a reduction in merchandise costs when the related product is sold. When possible, vendor allowances are applied to the related product cost by item and, therefore, reduce the carrying value of inventory by item. When the items are sold, the vendor allowance is recognized. When it is not possible, due to systems constraints, to allocate vendor allowances to the product by item, vendor allowances are recognized as a reduction in merchandise costs based on inventory turns and, therefore, recognized as the product is sold.

Advertising Costs

The Company's advertising costs are recognized in the periods the related expenses are incurred and are included in the "Merchandise costs" line item of the Consolidated Statements of Operations. The Company's advertising costs totaled $1,089 in 2023, $1,030 in 2022 and $984 in 2021. The Company does not record vendor allowances for co-operative advertising as a reduction of advertising expense.

Operating, General and Administrative Expenses

OG&A expenses consist primarily of employee-related costs such as wages, healthcare benefit costs, retirement plan costs, utilities, and credit card fees. Shipping and delivery costs associated with the Company's digital offerings originating from retail store locations, including third-party delivery fees, are included in the "OG&A" line item of the Consolidated Statements of Operations. Rent expense, depreciation and amortization expense and interest expense are shown separately in the Consolidated Statement of Operations.

Consolidated Statements of Cash Flows

For purposes of the Consolidated Statements of Cash Flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be temporary cash investments.

Segments

The Company operates supermarkets, multi-department stores and fulfillment centers throughout the United States. The Company's retail operations, which represent 97% of the Company's consolidated sales, are its only reportable segment. The Company aggregates its operating divisions into one reportable segment due to the operating divisions having similar economic characteristics with similar long-term financial performance. In addition, the Company's operating divisions offer customers similar products, have similar distribution methods, operate in similar regulatory environments, purchase the majority of the merchandise for retail sale from similar (and in many cases identical) vendors on a coordinated basis from a centralized location, serve similar types of customers, and are allocated capital from a centralized location. Operating divisions are organized primarily on a geographical basis so that the operating division management team can be responsive to local needs of the operating division and can execute company strategic plans and initiatives throughout the locations in their operating division. This geographical separation is the primary differentiation between these retail operating divisions. The geographical basis of organization reflects how the business is managed and how the Company's Chief Executive Officer, who acts as the Company's chief operating decision maker, assesses performance internally. All of the Company's operations are domestic.

2. GOODWILL AND INTANGIBLE ASSETS

The following table summarizes the changes in the Company's net goodwill balance through February 3, 2024:

	2023	2022
Balance beginning of year		
Goodwill	$ 5,737	$ 5,737
Accumulated impairment losses	(2,821)	(2,661)
Subtotal	2,916	3,076
Activity during the year		
Impairment charge related to Vitacost.com	—	(160)
Balance end of year		
Goodwill	5,737	5,737
Accumulated impairment losses	(2,821)	(2,821)
Total Goodwill	$ 2,916	$ 2,916

Testing for impairment is performed annually, or on an interim basis upon the occurrence of a triggering event or a change in circumstances that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The annual evaluation of goodwill and indefinite-lived intangible assets was performed during the fourth quarter of 2023, 2022 and 2021. The evaluation did not result in impairment in 2023 or 2021. The evaluation resulted in an impairment in 2022.

Based on the results of the Company's impairment assessment in the fourth quarter of 2022, Vitacost.com recorded a $160 goodwill impairment. In the fourth quarter of 2022, as the Company's digital strategy evolved, the Company's primary focus was to effectively utilize its Pickup and Delivery capabilities. This reprioritization resulted in reduced long-term profitability expectations and a decline in the market value for one underlying channel of business and led to the pre-tax and after-tax impairment charge of $160. The pre-impairment goodwill balance for Vitacost.com was $160 as of the fourth quarter 2022. There is no goodwill remaining for Vitacost.com as of January 28, 2023.

The following table summarizes the Company's intangible assets balance through February 3, 2024:

	2023		2022	
	Gross carrying amount	Accumulated amortization[1]	Gross carrying amount	Accumulated amortization[1]
Definite-lived pharmacy prescription files	$ 360	$ (259)	$ 325	$ (230)
Definite-lived customer relationships	186	(179)	186	(173)
Definite-lived other	118	(103)	112	(96)
Indefinite-lived trade name	685	—	685	—
Indefinite-lived liquor licenses	91	—	90	—
Total	$ 1,440	$ (541)	$ 1,398	$ (499)

(1) Pharmacy prescription files are amortized to merchandise costs, customer relationships are amortized to depreciation and amortization expense and other intangibles are amortized to OG&A expense and depreciation and amortization expense.

Amortization expense associated with intangible assets totaled approximately $42, $52 and $59, during fiscal years 2023, 2022 and 2021, respectively. Future amortization expense associated with the net carrying amount of definite-lived intangible assets for the years subsequent to 2023 is estimated to be approximately:

2024	$ 42
2025	38
2026	17
2027	8
2028	8
Thereafter	10
Total future estimated amortization associated with definite-lived intangible assets	$ 123

3. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consists of:

	2023	2022
Land	$ 3,512	$ 3,442
Buildings and land improvements	15,137	14,539
Equipment	19,375	17,328
Leasehold improvements	12,394	11,435
Construction-in-progress	3,574	4,044
Leased property under finance leases	2,701	2,580
Total property, plant and equipment	56,693	53,368
Accumulated depreciation and amortization	(31,463)	(28,642)
Property, plant and equipment, net	$ 25,230	$ 24,726

Accumulated depreciation and amortization for leased property under finance leases was $730 at February 3, 2024 and $562 at January 28, 2023.

Approximately $104 and $124, net book value, of property, plant and equipment collateralized certain mortgages at February 3, 2024 and January 28, 2023, respectively.

Capitalized implementation costs associated with cloud computing arrangements of $257, net of accumulated amortization of $65, and $193, net of accumulated amortization of $36, are included in "Other assets" in the Company's Consolidated Balance Sheets as of February 3, 2024 and January 28, 2023, respectively. The corresponding cash flows related to these arrangements are included in "Net cash provided by operating activities" in the Company's Consolidated Statements of Cash Flows.

4. TAXES BASED ON INCOME

The provision for taxes based on income consists of:

	2023	2022	2021
Federal			
Current	$ 707	$ 401	$ 349
Deferred	(130)	162	(46)
Subtotal federal	577	563	303
State and local			
Current	114	91	67
Deferred	(24)	(1)	15
Subtotal state and local	90	90	82
Total	$ 667	$ 653	$ 385

A reconciliation of the statutory federal rate and the effective rate follows:

	2023	2022	2021
Statutory rate	21.0 %	21.0 %	21.0 %
State income taxes, net of federal tax benefit	2.5	2.5	3.2
Credits	(1.1)	(0.8)	(1.3)
Resolution of tax audit examinations	—	(0.2)	(3.1)
Excess tax benefits from share-based payments	(0.7)	(1.9)	(1.3)
Impairment of goodwill related to Vitacost.com	—	1.2	—
Non-deductible legal settlements	1.4	—	—
Non-deductible executive compensation	0.3	0.5	0.6
Other changes, net	0.1	0.2	(0.3)
Effective income tax rate	23.5 %	22.5 %	18.8 %

The 2023 tax rate differed from the federal statutory rate due to the effect of state income taxes and the nondeductible portion of opioid settlement charges, partially offset by the benefit from share-based payments and the utilization of tax credits.

The 2022 tax rate differed from the federal statutory rate due to the effect of state income taxes and non-deductible goodwill impairment charges related to Vitacost.com, partially offset by the benefits from share-based payments and the utilization of tax credits.

The 2021 tax rate differed from the federal statutory rate primarily due to a discrete benefit of $47 which was primarily from the favorable outcome of income tax audit examinations covering multiple years, the benefit from share-based payments and the utilization of tax credits, partially offset by the effect of state income taxes.

The tax effects of significant temporary differences that comprise tax balances were as follows:

	2023	2022
Deferred tax assets:		
Compensation related costs	$ 361	$ 409
Lease liabilities	2,100	1,892
Closed store reserves	51	51
Unrealized losses on hedging instruments	—	74
Net operating loss and credit carryforwards	76	101
Deferred income	102	104
Legal settlements	313	—
Allowance for uncollectible receivables	30	26
Other	—	13
Subtotal	3,033	2,670
Valuation allowance	(55)	(83)
Total deferred tax assets	2,978	2,587
Deferred tax liabilities:		
Depreciation and amortization	(2,038)	(1,954)
Operating lease assets	(1,985)	(1,759)
Insurance related costs	(241)	(257)
Inventory related costs	(259)	(281)
Equity investments in excess of tax basis	—	(8)
Other	(16)	—
Total deferred tax liabilities	(4,539)	(4,259)
Deferred income taxes	$ (1,561)	$ (1,672)

As of February 3, 2024, deferred tax assets of $18 are included in "Other assets" in the Company's Consolidated Balance Sheets. At February 3, 2024, the Company had net operating loss carryforwards for state income tax purposes of $1,499. These net operating loss carryforwards expire from 2024 through 2043. The utilization of certain of the Company's state net operating loss carryforwards may be limited in a given year. Further, based on the analysis described below, the Company has recorded a valuation allowance against some of the deferred tax assets resulting from its state net operating losses.

At February 3, 2024, the Company had state credit carryforwards of $7 which expire from 2024 through 2037. The utilization of certain of the Company's credits may be limited in a given year. Further, based on the analysis described below, the Company has recorded a valuation allowance against some of the deferred tax assets resulting from its state credits.

The Company regularly reviews all deferred tax assets on a tax filer and jurisdictional basis to estimate whether these assets are more likely than not to be realized based on all available evidence. This evidence includes historical taxable income, projected future taxable income, the expected timing of the reversal of existing temporary differences and the implementation of tax planning strategies. Projected future taxable income is based on expected results and assumptions as to the jurisdiction in which the income will be earned. The expected timing of the reversals of existing temporary differences is based on current tax law and the Company's tax methods of accounting. Unless deferred tax assets are more likely than not to be realized, a valuation allowance is established to reduce the carrying value of the deferred tax asset until such time that realization becomes more likely than not. Increases and decreases in these valuation allowances are included in "Income tax expense" in the Consolidated Statements of Operations. As of February 3, 2024, January 28, 2023, and January 29, 2022, the total valuation allowance was $55, $83, and $72, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefits, including positions effecting only the timing of tax benefits, is as follows:

	2023	2022	2021
Beginning balance	$ 93	$ 100	$ 193
Additions based on tax positions related to the current year	10	8	10
Additions for tax positions of prior years	3	6	9
Reductions for tax positions of prior years	(9)	(4)	(108)
Settlements	(1)	(9)	—
Lapse of statute	(6)	(8)	(4)
Ending balance	$ 90	$ 93	$ 100

As of February 3, 2024, January 28, 2023, and January 29, 2022 the amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was $62, $66, and $73 respectively.

To the extent interest and penalties would be assessed by taxing authorities on any underpayment of income tax, such amounts have been accrued and classified as a component of income tax expense. During the years ended February 3, 2024, January 28, 2023, and January 29, 2022, the Company recognized approximately $1, $(6), and $(15), respectively, in interest and penalties (recoveries). The Company had accrued approximately $15, $14, and $22 for the payment of interest and penalties as of February 3, 2024, January 28, 2023, and January 29, 2022, respectively.

As of February 3, 2024, the years ended February 1, 2020 and forward remain open for review for federal income tax purposes.

5. DEBT OBLIGATIONS

Long-term debt consists of:

	February 3, 2024	January 28, 2023
1.70% to 8.00% Senior Notes due through 2049	$ 9,123	$ 10,215
Other	1,064	1,077
Total debt, excluding obligations under finance leases	10,187	11,292
Less current portion	(25)	(1,153)
Total long-term debt, excluding obligations under finance leases	$ 10,162	$ 10,139

In 2023, the Company repaid $600 of senior notes bearing an interest rate of 3.85% and $500 of senior notes bearing an interest rate of 4.00%, all using cash on hand.

In 2022, the Company repaid $400 of senior notes bearing an interest rate of 2.80% using cash on hand.

Additionally in 2021, the Company acquired 28, previously leased, properties for a purchase price of $455. Separately, the Company also entered into a transaction to sell those properties to a third party for total proceeds of $621. Total cash proceeds received as a result of the transactions was $166. The sale transaction did not qualify for sale-leaseback accounting treatment. As a result, the Company recorded property, plant and equipment for the $455 price paid and recorded a $621 financing obligation. The leases have a base term of 25 years and twelve option periods of five years each. The Company has the option to purchase the individual properties for fair market value at the end of the base term or at the end of any option period. The Company is obligated to repurchase the properties at the end of the base term for $300 if the lessor exercises its put option.

On July 6, 2021, the Company entered into an amended and restated credit agreement, which credit agreement was further amended on November 9, 2022 (as so amended, the "Credit Agreement") providing for a $2,750 unsecured revolving credit facility (the "Revolving Credit Facility"), with a termination date of July 6, 2026, unless extended as permitted under the Credit Agreement. The Company has the ability to increase the size of the Revolving Credit Facility by up to an additional $1,250, subject to certain conditions.

Borrowings under the Credit Agreement bear interest, at the Company's option, at either (i) adjusted Term SOFR plus a market spread, based on the Company's Public Debt Rating or (ii) the base rate, defined as the highest of (a) the Federal Funds Rate plus 0.5%, (b) Bank of America's prime rate, and (c) one-month Term SOFR plus 1.0%, plus a market rate spread based on the Company's Public Debt Rating. The Company will also pay a Commitment Fee based on its Public Debt Rating and Letter of Credit fees equal to a market rate spread based on the Company's Public Debt Rating. "Public Debt Rating" means, as of any date, the rating that has been most recently announced by either S&P or Moody's, as the case may be, for any class of non-credit enhanced long-term senior unsecured debt issued by the Company.

The Credit Agreement contains a covenant, which, among other things, requires the maintenance of a Leverage Ratio of not greater than (i) 3.50:1.00 or (ii) upon the consummation of the proposed merger with Albertsons, 4.50 to 1.00, with step downs to 4.25:1.00, 4.00:1.00, 3.75:1.00 and 3.50:1.00 effective at the end of the third, fifth, seventh and ninth, full fiscal quarters after the consummation of the proposed merger, respectively. The Company may repay the Credit Agreement in whole or in part at any time without premium or penalty. The Credit Agreement is not guaranteed by the Company's subsidiaries.

On October 13, 2022, the Company entered into a merger agreement with Albertsons Companies, Inc. ("Albertsons"). For additional information about the Company's unsecured bridge term loan facility and term loan credit agreement associated with the merger agreement, see Note 16 to the Consolidated Financial Statements.

As of February 3, 2024, and January 28, 2023, the Company had no commercial paper borrowings and no borrowings under the Credit Agreement.

As of February 3, 2024, the Company had outstanding letters of credit in the amount of $314, of which $2 reduces funds available under the Credit Agreement. As of January 28, 2023, the Company had outstanding letters of credit in the amount of $310, of which $2 reduces funds available under the Credit Agreement. The letters of credit are maintained primarily to support performance, payment, deposit or surety obligations of the Company.

Most of the Company's outstanding public debt is subject to early redemption at varying times and premiums, at the option of the Company. In addition, subject to certain conditions, some of the Company's publicly issued debt is subject to redemption, in whole or in part, at the option of the holder upon the occurrence of a redemption event, upon not less than five days' notice prior to the date of redemption, at a redemption price equal to the default amount, plus a specified premium. "Redemption Event" is defined in the indentures as the occurrence of (i) any person or group, together with any affiliate thereof, beneficially owning 50% or more of the voting power of the Company, (ii) any one person or group, or affiliate thereof, succeeding in having a majority of its nominees elected to the Company's Board of Directors, in each case, without the consent of a majority of the continuing directors of the Company or (iii) both a change of control and a below investment grade rating.

The aggregate annual maturities and scheduled payments of long-term debt, as of year-end 2023, and for the years subsequent to 2023 are:

2024	$ 25
2025	92
2026	1,305
2027	611
2028	642
Thereafter	7,512
Total debt	$ 10,187

6. DERIVATIVE FINANCIAL INSTRUMENTS

GAAP requires that derivatives be carried at fair value on the balance sheet and provides for hedge accounting when certain conditions are met. The Company's derivative financial instruments are recognized on the balance sheet at fair value. Changes in the fair value of derivative instruments designated as "cash flow" hedges, to the extent the hedges are highly effective, are recorded in other comprehensive income, net of tax effects. Ineffective cash flow hedges, if any, are recognized in current period earnings. Other comprehensive income or loss is reclassified into current period earnings when the hedged transaction affects earnings. Changes in the fair value of derivative instruments designated as "fair value" hedges, along with corresponding changes in the fair values of the hedged assets or liabilities, are recorded in current period earnings. Ineffective fair value hedges, if any, are recognized in current period earnings. Changes in fair value of derivative instruments not designated as hedges are recognized in current period earnings and included in "Gain (loss) on investments" in the Company's Consolidated Statements of Operations.

The Company assesses, both at the inception of the hedge and on an ongoing basis, whether derivatives used as hedging instruments are highly effective in offsetting the changes in the fair value or cash flow of the hedged items. If it is determined that a derivative is not highly effective as a hedge or ceases to be highly effective, the Company discontinues hedge accounting prospectively.

Interest Rate Risk Management

The Company is exposed to market risk from fluctuations in interest rates. The Company manages its exposure to interest rate fluctuations through the use of a commercial paper program, interest rate swaps (fair value hedges) and forward-starting interest rate swaps (cash flow hedges). The Company's current program relative to interest rate protection contemplates hedging the exposure to changes in the fair value of fixed-rate debt attributable to changes in interest rates. To do this, the Company uses the following guidelines: (i) use average daily outstanding borrowings to determine annual debt amounts subject to interest rate exposure, (ii) limit the average annual amount subject to interest rate reset and the amount of floating rate debt to a combined total amount that represents 25% of the carrying value of the Company's debt portfolio or less, (iii) include no leveraged products, and (iv) hedge without regard to profit motive or sensitivity to current mark-to-market status.

The Company reviews compliance with these guidelines annually with the Finance Committee of the Board of Directors. These guidelines may change as the Company's needs dictate.

Fair Value Interest Rate Swaps

The Company did not have any outstanding interest rate derivatives classified as fair value hedges as of February 3, 2024 and January 28, 2023.

Cash Flow Forward-Starting Interest Rate Swaps

As of February 3, 2024 and January 28, 2023, the Company had five forward-starting interest rate swap agreements with a maturity date of August 1, 2027 with an aggregate notional amount totaling $5,350. A forward-starting interest rate swap is an agreement that effectively hedges the variability in future benchmark interest payments attributable to changes in interest rates on the forecasted issuance of fixed-rate debt. The Company entered into these forward-starting interest rate swaps in order to lock in fixed interest rates on its forecasted issuances of debt.

A notional amount of $2,350 of these forward-starting interest rate swaps was designated as a cash-flow hedge as defined by GAAP. Accordingly, the changes in fair value of these forward-starting interest rate swaps are recorded to accumulated other comprehensive income and reclassified into net earnings when the hedged transaction affects net earnings. As of February 3, 2024, the fair value of the interest rate swaps designated as cash flow hedges was recorded in "Other Assets" for $125 and accumulated other comprehensive income for $95, net of tax. As of January 28, 2023, the fair value of the interest rate swaps designated as cash flow hedges was recorded in "Other long-term liabilities" for $116 and accumulated other comprehensive loss for $89, net of tax.

The remainder of the notional amount of $3,000 of the forward-starting interest rate swaps was not designated as a cash-flow hedge. Accordingly, the changes in the fair value of these forward-starting interest rate swaps not designated as cash-flow hedges are recognized through net earnings. As of February 3, 2024, the fair value of these swaps was recorded in "Other Assets" for $35 and "Other long-term liabilities" for $3. In 2023, the Company recognized an unrealized gain of $174 related to these swaps that is included in "Gain (loss) on investments" in the Company's Consolidated Statements of Operations. As of January 28, 2023, the fair value of these swaps was recorded in "Other long-term liabilities" for $142. In 2022, the Company recognized an unrealized loss of $142 related to these swaps that is included in "Gain (loss) on investments" in the Company's Consolidated Statements of Operations.

The following table summarizes the effect of the Company's derivative instruments designated as cash flow hedges for 2023, 2022 and 2021:

| | Year-To-Date | | | | | | |
| | Amount of Gain/(Loss) in AOCI on Derivative | | | Amount of Gain/(Loss) Reclassified from AOCI into Income | | | Location of Gain/(Loss) |
Derivatives in Cash Flow Hedging Relationships	**2023**	**2022**	**2021**	**2023**	**2022**	**2021**	**Reclassified into Income**
Forward-Starting Interest Rate Swaps, net of tax[1]	$ 60	$ (129)	$ (47)	$ (6)	$ (7)	$ (7)	Interest expense

(1) The amounts of Gain/(Loss) reclassified from AOCI into income on derivatives include unamortized proceeds and payments from forward-starting interest rate swaps once classified as cash flow hedges that were terminated prior to the end of 2020.

For the above cash flow interest rate swaps, the Company has entered into International Swaps and Derivatives Association master netting agreements that permit the net settlement of amounts owed under their respective derivative contracts. Under these master netting agreements, net settlement generally permits the Company or the counterparty to determine the net amount payable for contracts due on the same date and in the same currency for similar types of derivative transactions. These master netting agreements generally also provide for net settlement of all outstanding contracts with a counterparty in the case of an event of default or a termination event.

Collateral is generally not required of the counterparties or of the Company under these master netting agreements. As of February 3, 2024, no cash collateral was received or pledged under the master netting agreements.

The effect of the net settlement provisions of these master netting agreements on the Company's derivative balances upon an event of default or termination event is as follows as of February 3, 2024 and January 28, 2023:

February 3, 2024	Gross Amount Recognized	Gross Amounts Offset in the Balance Sheet	Net Amount Presented in the Balance Sheet	Gross Amounts Not Offset in the Balance Sheet		Net Amount
				Financial Instruments	Cash Collateral	
Assets						
Cash Flow Forward-Starting Interest Rate Swaps	$ 160	$ —	$ 160	$ —	$ —	$ 160
Liabilities						
Cash Flow Forward-Starting Interest Rate Swaps	$ 3	$ —	$ 3	$ —	$ —	$ 3

January 28, 2023	Gross Amount Recognized	Gross Amounts Offset in the Balance Sheet	Net Amount Presented in the Balance Sheet	Gross Amounts Not Offset in the Balance Sheet		Net Amount
				Financial Instruments	Cash Collateral	
Liabilities						
Cash Flow Forward-Starting Interest Rate Swaps	$ 258	$ —	$ 258	$ —	$ —	$ 258

7. FAIR VALUE MEASUREMENTS

GAAP establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The three levels of the fair value hierarchy defined in the standards are as follows:

Level 1 - Quoted prices are available in active markets for identical assets or liabilities;

Level 2 - Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable;

Level 3 - Unobservable pricing inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing an asset or liability.

For items carried at (or adjusted to) fair value in the consolidated financial statements, the following tables summarize the fair value of these instruments at February 3, 2024 and January 28, 2023:

February 3, 2024 Fair Value Measurements Using

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Total
Marketable Securities	$ 646	$ —	$ 646
Forward-Starting Interest Rate Swaps and Commodity Contracts	—	155	155
Total	$ 646	$ 155	$ 801

January 28, 2023 Fair Value Measurements Using

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Total
Marketable Securities	$ 463	$ —	$ 463
Forward-Starting Interest Rate Swaps	—	(258)	(258)
Total	$ 463	$ (258)	$ 205

The Company values interest rate hedges using observable forward yield curves. These forward yield curves are classified as Level 2 inputs.

Fair value measurements of non-financial assets and non-financial liabilities are primarily used in the impairment analysis of goodwill, other intangible assets, long-lived assets and in the valuation of store lease exit costs. The Company reviews goodwill and indefinite-lived intangible assets for impairment annually, during the fourth quarter of each fiscal year, and as circumstances indicate the possibility of impairment. See Note 2 for further discussion related to the Company's carrying value of goodwill. Long-lived assets and store lease exit costs were measured at fair value on a nonrecurring basis using Level 3 inputs as defined in the fair value hierarchy. See Note 1 for further discussion of the Company's policies for impairments of long-lived assets and valuation of store lease exit costs. In 2023, long-lived assets with a carrying amount of $72 were written down to their fair value of $3, resulting in an impairment charge of $69. In 2022, long-lived assets with a carrying amount of $69 were written down to their fair value of $1, resulting in an impairment charge of $68.

Fair Value of Other Financial Instruments

Current and Long-term Debt

The fair value of the Company's long-term debt, including current maturities, was estimated based on the quoted market prices for the same or similar issues adjusted for illiquidity based on available market evidence. If quoted market prices were not available, the fair value was based upon the net present value of the future cash flow using the forward interest rate yield curve in effect at respective year-ends. At February 3, 2024, the fair value of total debt excluding obligations under finance leases was $9,401 compared to a carrying value of $10,187. At January 28, 2023, the fair value of total debt excluding obligations under finance leases was $10,593 compared to a carrying value of $11,292.

Contingent Consideration

As a result of the Home Chef merger in 2018, the Company recognized a contingent liability of $91 on the acquisition date. The contingent consideration was measured using unobservable (Level 3) inputs and was included in "Other long-term liabilities" within the Consolidated Balance Sheet. The Company estimated the fair value of the earnout liability by applying a Monte-Carlo simulation method using the Company's projection of future operating results for both the online and offline businesses related to the Home Chef merger and the estimated probability of achievement of the earnout target metrics. The Monte-Carlo simulation is a generally accepted statistical technique used to generate a defined number of valuation paths in order to develop a reasonable estimate of the fair value of the earnout liability. The liability is remeasured to fair value using the Monte-Carlo simulation method at each reporting period, and the change in fair value, including accretion for the passage of time, is recognized in net earnings until the contingency is resolved. In 2020, the Company amended the contingent consideration agreement including the performance milestones to align with the Company's current business strategies. In 2022, the Company recorded adjustments to increase the contingent consideration liability for $20 in OG&A. During 2023, the Company made the final contingent consideration payment of $83 which was based on the fair value of the outstanding year-end 2022 liability.

Cash and Temporary Cash Investments, Store Deposits In-Transit, Receivables, Prepaid and Other Current Assets, Accounts Payable, Accrued Salaries and Wages and Other Current Liabilities

The carrying amounts of these items approximated fair value due to their short-term nature.

Other Assets

The fair value of certain financial instruments, measured using Level 1 inputs, was $578 and $401 as of February 3, 2024 and January 28, 2023, respectively, and is included in "Other assets" in the Company's Consolidated Balance Sheets. The unrealized loss for these Level 1 investments was approximately $66 and $586 for 2023 and 2022, respectively, and is included in "Gain (loss) on investments" in the Company's Consolidated Statements of Operations.

The Company held other equity investments without a readily determinable fair value. These investments are measured initially at cost and remeasured for observable price changes to fair value through net earnings. The value of these investments was $92 and $320 as of February 3, 2024 and January 28, 2023, respectively, and is included in "Other assets" in the Company's Consolidated Balance Sheets. The decrease in the value of these other equity investments without a readily determinable fair value was the result of one of the Company's investments now being measured using Level 1 inputs. There were no other observable price changes or impairments for these investments without a readily determinable fair value during 2023 or 2022, and as such, they are excluded from the fair value measurements table above for February 3, 2024 and January 28, 2023.

The following table presents the Company's remaining other assets as of February 3, 2024 and January 28, 2023:

	February 3, 2024		January 28, 2023	
Other Assets				
Equity method and other long-term investments	$	290	$	274
Notes receivable		78		169
Prepaid deposits under certain contractual arrangements		193		199
Implementation costs related to cloud computing arrangements		257		193
Forward-starting interest rate swaps		160		—
Funded asset status of pension plans		44		69
Other		128		125
Total	$	1,150	$	1,029

8.   ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table represents the changes in AOCI by component for the years ended February 3, 2024 and January 28, 2023:

	Cash Flow Hedging Activities[1]	Pension and Postretirement Defined Benefit Plans[1]	Total[1]
Balance at January 29, 2022	$ (47)	$ (420)	$ (467)
OCI before reclassifications[2]	(89)	(88)	(177)
Amounts reclassified out of AOCI[3]	7	5	12
Net current-period OCI	(82)	(83)	(165)
Balance at January 28, 2023	$ (129)	$ (503)	$ (632)
Balance at January 28, 2023	$ (129)	$ (503)	$ (632)
OCI before reclassifications[2]	183	(35)	148
Amounts reclassified out of AOCI[3]	6	(11)	(5)
Net current-period OCI	189	(46)	143
Balance at February 3, 2024	$ 60	$ (549)	$ (489)

(1) All amounts are net of tax.
(2) Net of tax of $(28) and $(27) for pension and postretirement defined benefit plans and cash flow hedging activities, respectively, as of January 28, 2023. Net of tax of $(11) and $56 for pension and postretirement defined benefit plans and cash flow hedging activities, respectively, as of February 3, 2024.
(3) Net of tax of $2 and $2 for pension and postretirement defined benefit plans and cash flow hedging activities, respectively, as of January 28, 2023. Net of tax of $(3) and $2 for pension and postretirement defined benefit plans and cash flow hedging activities, respectively, as of February 3, 2024.

The following table represents the items reclassified out of AOCI and the related tax effects for the years ended February 3, 2024, January 28, 2023 and January 29, 2022:

	For the year ended February 3, 2024	For the year ended January 28, 2023	For the year ended January 29, 2022
Cash flow hedging activity items			
Amortization of gains and losses on cash flow hedging activities[1]	$ 8	$ 9	$ 10
Tax expense	(2)	(2)	(3)
Net of tax	6	7	7
Pension and postretirement defined benefit plan items			
Amortization of amounts included in net periodic pension cost[2]	(14)	7	97
Tax expense	3	(2)	(23)
Net of tax	(11)	5	74
Total reclassifications, net of tax	$ (5)	$ 12	$ 81

(1) Reclassified from AOCI into interest expense.
(2) Reclassified from AOCI into non-service component of company-sponsored pension plan costs. These components are included in the computation of net periodic pension expense.

9. LEASES AND LEASE-FINANCED TRANSACTIONS

The Company leases certain store real estate, warehouses, distribution centers, fulfillment centers, office space and equipment. The Company operates in leased facilities in approximately half of its store locations. Lease terms generally range from 10 to 20 years with options to renew for varying terms at the Company's sole discretion. Certain leases also include options to purchase the leased property. Leases with an initial term of 12 months or less are not recorded on the balance sheet. Certain leases include escalation clauses or payment of executory costs such as property taxes, utilities or insurance and maintenance. Rent expense for leases with escalation clauses or other lease concessions are accounted for on a straight-line basis over the lease term. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants. Certain properties or portions thereof are subleased to others for periods generally ranging from one to 20 years.

The following table provides supplemental balance sheet classification information related to leases:

	Classification	February 3, 2024	January 28, 2023
Assets			
Operating	Operating lease assets	$ 6,692	$ 6,662
Finance	Property, plant and equipment, net[1]	1,971	2,018
Total leased assets		$ 8,663	$ 8,680
Liabilities			
Current			
Operating	Current portion of operating lease liabilities	$ 670	$ 662
Finance	Current portion of long-term debt including obligations under finance leases	173	157
Noncurrent			
Operating	Noncurrent operating lease liabilities	6,351	6,372
Finance	Long-term debt including obligations under finance leases	1,866	1,929
Total lease liabilities		$ 9,060	$ 9,120

(1) Finance lease assets are recorded net of accumulated amortization of $730 and $562 as of February 3, 2024 and January 28, 2023.

The following table provides the components of lease cost:

Lease Cost	Classification	Year-To-Date February 3, 2024	Year-To-Date January 28, 2023
Operating lease cost[1]	Rent Expense	$ 1,006	$ 950
Sublease and other rental income	Rent Expense	(115)	(111)
Finance lease cost			
Amortization of leased assets	Depreciation and Amortization	195	161
Interest on lease liabilities	Interest Expense	78	66
Net lease cost		$ 1,164	$ 1,066

(1) Includes short-term leases and variable lease costs, which are immaterial.

Maturities of operating and finance lease liabilities are listed below. Amounts in the table include options to extend lease terms that are reasonably certain of being exercised.

	Operating Leases		Finance Leases		Total	
2024	$	961	$	243	$	1,204
2025		898		240		1,138
2026		838		240		1,078
2027		784		242		1,026
2028		722		238		960
Thereafter		5,738		1,359		7,097
Total lease payments		9,941		2,562	$	12,503
Less amount representing interest		2,920		523		
Present value of lease liabilities[1]	$	7,021	$	2,039		

(1) Includes the current portion of $670 for operating leases and $173 for finance leases.

Total future minimum rentals under non-cancellable subleases at February 3, 2024 were $212.

The following table provides the weighted-average lease term and discount rate for operating and finance leases:

	February 3, 2024	January 28, 2023
Weighted-average remaining lease term (years)		
Operating leases	13.9	14.3
Finance leases	11.8	12.7
Weighted-average discount rate		
Operating leases	4.4 %	4.2 %
Finance leases	3.8 %	3.5 %

The following table provides supplemental cash flow information related to leases:

	Year-To-Date February 3, 2024		Year-To-Date January 28, 2023	
Cash paid for amounts included in the measurement of lease liabilities				
Operating cash flows from operating leases	$	984	$	903
Operating cash flows from finance leases	$	78	$	66
Financing cash flows from finance leases	$	173	$	132
Leased assets obtained in exchange for new operating lease liabilities	$	700	$	602
Leased assets obtained in exchange for new finance lease liabilities	$	168	$	656
Net gain recognized from sale and leaseback transactions[1]	$	37	$	30
Impairment of operating lease assets	$	15	$	1
Impairment of finance lease assets	$	—	$	2

(1) In 2023, the Company entered into sale leaseback transactions related to nine properties, which resulted in total proceeds of $52. In 2022, the Company entered into sale leaseback transactions related to five properties, which resulted in total proceeds of $44.

On May 17, 2018, the Company entered into a Partnership Framework Agreement with Ocado International Holdings Limited and Ocado Group plc ("Ocado"), which has since been amended. Under this agreement, Ocado will partner exclusively with the Company in the U.S., enhancing the Company's digital and robotics capabilities in its distribution networks. In 2023, the Company opened one additional Kroger Delivery customer fulfillment center in Frederick, Maryland. The Company determined the arrangement with Ocado contains a lease of the robotic equipment used to fulfill customer orders. As a result, the Company establishes a finance lease when each facility begins fulfilling orders to customers. The base term of each lease is 10 years with options to renew at the Company's sole discretion. The Company elected to combine the lease and non-lease elements in the contract. As a result, the Company will account for all payments to Ocado as lease payments. In 2023, the Company recorded finance lease assets of $147 and finance lease liabilities of $135 related to the Company's agreement with Ocado. In 2022, the Company recorded finance lease assets of $629 and finance lease liabilities of $583 related to the Company's agreement with Ocado. As of February 3, 2024 and January 28, 2023, the Company had $960 and $928, respectively, of net finance lease assets included within "Property, plant and equipment, net" in the Company's Consolidated Balance Sheets related to the Company's agreement with Ocado. As of February 3, 2024 and January 28, 2023, the Company had $100 and $88, respectively, of current finance lease liabilities recorded within "Current portion of long-term debt including obligations under finance leases" and $814 and $785, respectively, of non-current finance lease liabilities recorded within "Long-term debt including obligations under finance leases" in the Company's Consolidated Balance Sheets.

10. EARNINGS PER COMMON SHARE

Net earnings attributable to The Kroger Co. per basic common share equals net earnings attributable to The Kroger Co. less income allocated to participating securities divided by the weighted average number of common shares outstanding. Net earnings attributable to The Kroger Co. per diluted common share equals net earnings attributable to The Kroger Co. less income allocated to participating securities divided by the weighted average number of common shares outstanding, after giving effect to dilutive stock options. The following table provides a reconciliation of net earnings attributable to The Kroger Co. and shares used in calculating net earnings attributable to The Kroger Co. per basic common share to those used in calculating net earnings attributable to The Kroger Co. per diluted common share:

	For the year ended February 3, 2024			For the year ended January 28, 2023			For the year ended January 29, 2022		
(in millions, except per share amounts)	Earnings (Numerator)	Shares (Denominator)	Per Share Amount	Earnings (Numerator)	Shares (Denominator)	Per Share Amount	Earnings (Numerator)	Shares (Denominator)	Per Share Amount
Net earnings attributable to The Kroger Co. per basic common share	$ 2,146	718	$ 2.99	$ 2,224	718	$ 3.10	$ 1,639	744	$ 2.20
Dilutive effect of stock options		7			9			10	
Net earnings attributable to The Kroger Co. per diluted common share	$ 2,146	725	$ 2.96	$ 2,224	727	$ 3.06	$ 1,639	754	$ 2.17

The Company had combined undistributed and distributed earnings to participating securities totaling $18, $20 and $16 in 2023, 2022 and 2021, respectively.

The Company had stock options outstanding for approximately 2.8 million, 1.7 million and 2.4 million shares, respectively, for the years ended February 3, 2024, January 28, 2023 and January 29, 2022, which were excluded from the computations of net earnings per diluted common share because their inclusion would have had an anti-dilutive effect on net earnings per diluted share.

11. STOCK-BASED COMPENSATION

The Company recognizes compensation expense for all share-based payments granted. The Company recognizes share-based compensation expense, net of an estimated forfeiture rate, over the requisite service period of the award based on the fair value at the date of the grant.

The Company grants options for common shares ("stock options") to employees under various plans at an option price equal to the fair market value of the underlying shares on the grant date of the award. The Company accounts for stock options under the fair value recognition provisions. Stock options typically expire 10 years from the date of grant. Stock options vest between one and four years from the date of grant.

In addition to the stock options described above, the Company awards restricted stock to employees and incentive shares to nonemployee directors under various plans. The restrictions on the restricted share awards generally lapse between one and four years from the date of the awards. The Company determines the fair value for restricted stock awards in an amount equal to the fair market value of the underlying shares on the grant date of the award.

At February 3, 2024, approximately 40 million common shares were available for future options or restricted stock grants under the 2019 Amended and Restated Long-Term Incentive Plan. Options granted reduce the shares available under the Plans at a ratio of one to one. Restricted stock grants reduce the shares available under the Plans at a ratio of 2.83 to one.

Equity awards granted are based on the aggregate value of the award on the grant date. This can affect the number of shares granted in a given year as equity awards. Excess tax benefits related to equity awards are recognized in the provision for income taxes. Equity awards may be approved at one of four meetings of its Board of Directors occurring shortly after the Company's release of quarterly earnings. The 2023 primary grants were made in conjunction with the March and June meetings of the Company's Board of Directors.

All awards become immediately exercisable upon certain changes of control of the Company.

Stock Options

Changes in options outstanding under the stock option plans are summarized below:

	Shares subject to option (in millions)		Weighted-average exercise price
Outstanding, year-end 2020	26.8	$	26.65
Granted	2.1	$	35.45
Exercised	(7.1)	$	24.70
Canceled or Forfeited	(0.7)	$	28.88
Outstanding, year-end 2021	21.1	$	28.15
Granted	1.2	$	56.13
Exercised	(5.4)	$	26.02
Canceled or Forfeited	(0.3)	$	31.54
Outstanding, year-end 2022	16.6	$	30.81
Granted	1.3	$	47.23
Exercised	(2.4)	$	24.04
Canceled or Forfeited	(0.1)	$	39.45
Outstanding, year-end 2023	15.4	$	33.11

A summary of options outstanding, exercisable and expected to vest at February 3, 2024 follows:

	Number of shares (in millions)	Weighted-average remaining contractual life (in years)		Weighted-average exercise price		Aggregate intrinsic value (in millions)
Options Outstanding	15.4	4.78	$	33.11	$	214
Options Exercisable	11.8	3.84	$	30.01	$	194
Options Expected to Vest	3.5	7.87	$	43.24	$	20

Restricted stock

Changes in restricted stock outstanding under the restricted stock plans are summarized below:

	Restricted shares outstanding (in millions)	Weighted-average grant-date fair value	
Outstanding, year-end 2020	7.8	$	28.46
Granted	3.9	$	37.29
Lapsed	(4.0)	$	29.58
Canceled or Forfeited	(0.5)	$	31.31
Outstanding, year-end 2021	7.2	$	32.52
Granted	3.0	$	50.50
Lapsed	(4.0)	$	32.16
Canceled or Forfeited	(0.4)	$	38.32
Outstanding, year-end 2022	5.8	$	41.76
Granted	3.5	$	47.06
Lapsed	(3.1)	$	40.37
Canceled or Forfeited	(0.3)	$	45.32
Outstanding, year-end 2023	5.9	$	45.49

The weighted-average grant date fair value of stock options granted during 2023, 2022 and 2021 was $15.17, $15.91 and $8.54, respectively. The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option-pricing model, based on the assumptions shown in the table below. The Black-Scholes model utilizes accounting judgment and financial estimates, including the term option holders are expected to retain their stock options before exercising them, the volatility of the Company's share price over that expected term, the dividend yield over the term and the number of awards expected to be forfeited before they vest. Using alternative assumptions in the calculation of fair value would produce fair values for stock option grants that could be different than those used to record stock-based compensation expense in the Consolidated Statements of Operations. The decrease in the fair value of the stock options granted during 2023, compared to 2022, resulted primarily from decreases in the Company's share price, partially offset by an increase in the weighted-average risk-free interest rate. The increase in the fair value of the stock options granted during 2022, compared to 2021, resulted primarily from increases in the Company's share price, the weighted-average expected volatility, and an increase in the weighted-average risk-free interest rate.

The following table reflects the weighted-average assumptions used for grants awarded to option holders:

	2023	2022	2021
Weighted average expected volatility	31.14 %	30.47 %	28.52 %
Weighted average risk-free interest rate	4.09 %	2.09 %	1.21 %
Expected dividend yield	2.11 %	1.82 %	2.00 %
Expected term (based on historical results)	7.1 years	7.2 years	7.2 years

The weighted-average risk-free interest rate was based on the yield of a treasury note as of the grant date, continuously compounded, which matures at a date that approximates the expected term of the options. The dividend yield was based on our history and expectation of dividend payouts. Expected volatility was determined based upon historical stock volatilities; however, implied volatility was also considered. Expected term was determined based upon historical exercise and cancellation experience.

Total stock compensation recognized in 2023, 2022 and 2021 was $172, $190 and $203, respectively. Stock option compensation recognized in 2023, 2022 and 2021 was $17, $19 and $20, respectively. Restricted shares compensation recognized in 2023, 2022 and 2021 was $155, $171 and $183, respectively.

The total intrinsic value of stock options exercised was $55, $159 and $121 in 2023, 2022 and 2021, respectively. The total amount of cash received in 2023 by the Company from the exercise of stock options granted under share-based payment arrangements was $50. As of February 3, 2024, there was $212 of total unrecognized compensation expense remaining related to non-vested share-based compensation arrangements granted under the Plans. This cost is expected to be recognized over a weighted-average period of approximately two years. The total fair value of options that vested was $16, $19 and $20 in 2023, 2022 and 2021, respectively.

Shares issued as a result of stock option exercises may be newly issued shares or reissued treasury shares. Proceeds received from the exercise of options, and the related tax benefit, may be utilized to repurchase the Company's common shares under a stock repurchase program adopted by the Company's Board of Directors. During 2023, the Company repurchased approximately one million common shares in such a manner.

12. COMMITMENTS AND CONTINGENCIES

The Company continuously evaluates contingencies based upon the best available evidence.

The Company believes that allowances for loss have been provided to the extent necessary and that its assessment of contingencies is reasonable. To the extent that resolution of contingencies results in amounts that vary from the Company's estimates, future earnings will be charged or credited.

The principal contingencies are described below:

Insurance — The Company's workers' compensation risks are self-insured in most states. In addition, other workers' compensation risks and certain levels of insured general liability risks are based on retrospective premium plans, deductible plans and self-insured retention plans. The liability for workers' compensation risks is accounted for on a present value basis. Actual claim settlements and expenses incident thereto may differ from the provisions for loss. Property risks have been underwritten by a subsidiary and are all reinsured with unrelated insurance companies. Operating divisions and subsidiaries have paid premiums, and the insurance subsidiary has provided loss allowances, based upon actuarially determined estimates.

Litigation — Various claims and lawsuits arising in the normal course of business, including personal injury, contract disputes, employment discrimination, wage and hour and other regulatory claims are pending against the Company. Some of these suits purport or have been determined to be class actions and/or seek substantial damages. Although it is not possible at this time to evaluate the merits of all of these claims and lawsuits, nor their likelihood of success, the Company is of the belief that any resulting liability will not have a material effect on the Company's financial position, results of operations, or cash flows.

The Company continually evaluates its exposure to loss contingencies arising from pending or threatened litigation and believes it has made provisions where it is reasonably possible to estimate and when an adverse outcome is probable. Nonetheless, assessing and predicting the outcomes of these matters involves substantial uncertainties. Management currently believes that the aggregate range of loss for the Company's exposure is not material to the Company. It remains possible that despite management's current belief, material differences in actual outcomes or changes in management's evaluation or predictions could arise that could have a material adverse effect on the Company's financial condition, results of operations, or cash flows.

The Company is one of dozens of companies that have been named in various lawsuits alleging that defendants contributed to create a public nuisance through the distribution and dispensing of opioids.

On September 8, 2023, the Company announced that it reached an agreement in principle with plaintiffs to settle the majority of opioid claims that have been or could be brought against Kroger by states in which they operate, subdivisions, and Native American tribes. Along with the execution of certain non-monetary conditions that remain under discussion, the Company has agreed to pay up to $1,200 to states and subdivisions and $36 to Native American tribes in funding for abatement efforts, and approximately $177 to cover attorneys' fees and costs. States, subdivisions, and the Native American tribes will have an opportunity to opt-in to participate in the settlement, and the Company will have full discretion to determine whether there is sufficient participation for the settlement to become effective. If all conditions are satisfied, the settlement would allow for the full resolution of all claims on behalf of participating states, subdivisions and Native American tribes and is not an admission of any wrongdoing or liability.

As a result, the Company concluded that the agreement in principle for the settlement of opioid claims was probable, and for which the related loss was reasonably estimable. Accordingly, in 2023, the Company recognized opioid settlement charges of $1,413, $1,113 net of tax, relating to the nationwide opioid settlement framework. This charge is included in "Operating, general and administrative" in the Company's Consolidated Statement of Operations.

The agreement in principle described above includes payments of approximately $1,236 and $177, in equal installments over 11 years and 6 years, respectively. As of February 3, 2024, the Company recorded $284 and $1,129 of the estimated settlement liability in "Other current liabilities" and "Other long-term liabilities," respectively, in the Company's Consolidated Balance Sheets. The current portion of the estimated settlement liability is recorded in "Accrued expenses" and the long-term portion of the estimated settlement liability is recorded in "Other" within "Changes in operating assets and liabilities" in the Company's Consolidated Statement of Cash Flows for fiscal year 2023.

Because of the conditions remaining to satisfy, the Company cannot predict if the agreement will become effective, and whether unfavorable developments may occur. The amount of the actual loss may differ materially from the accrual estimate recorded as of February 3, 2024.

Additionally, in 2023, the Company recorded a charge of $62 relating to a settlement of opioid litigation claims with the State of West Virginia. The agreed upon settlement framework resolves all opioid lawsuits and claims by the West Virginia Attorney General.

In 2022, the Company recorded a charge of $85 relating to a settlement of opioid litigation claims with the State of New Mexico. The agreed upon settlement framework allocates $85 among various constituents related to the state of New Mexico. This settlement agreement resolved all opioid lawsuits and claims by the state of New Mexico against the Company.

The foregoing settlements are not admissions of wrongdoing or liability by the Company and the Company will continue to vigorously defend against any other claims and lawsuits relating to opioids that the settlements do not resolve.

Assignments — The Company is contingently liable for leases that have been assigned to various third parties in connection with facility closings and dispositions. The Company could be required to satisfy the obligations under the leases if any of the assignees is unable to fulfill its lease obligations. Due to the wide distribution of the Company's assignments among third parties, and various other remedies available, the Company believes the likelihood that it will be required to assume a material amount of these obligations is remote.

13. STOCK

Preferred Shares

The Company has authorized five million shares of voting cumulative preferred shares; two million shares were available for issuance at February 3, 2024. The shares have a par value of $100 per share and are issuable in series.

Common Shares

The Company has authorized two billion common shares, $1 par value per share.

Common Stock Repurchase Program

The Company maintains stock repurchase programs that comply with Rule 10b5-1 of the Securities Exchange Act of 1934 to allow for the orderly repurchase of The Kroger Co. common shares, from time to time. The Company made no open market purchases in 2023. The Company made open market purchases totaling $821 and $1,422 under these repurchase programs in 2022 and 2021, respectively.

In addition to these repurchase programs, in December 1999, the Company began a program to repurchase common shares to reduce dilution resulting from its employee stock option plans. This program is solely funded by proceeds from stock option exercises and the related tax benefit. The Company repurchased approximately $62, $172 and $225 under the stock option program during 2023, 2022 and 2021, respectively.

14. COMPANY-SPONSORED BENEFIT PLANS

The Company administers non-contributory defined benefit retirement plans for some non-union employees and union-represented employees as determined by the terms and conditions of collective bargaining agreements. These include several qualified pension plans (the "Qualified Plans") and non-qualified pension plans (the "Non-Qualified Plans"). The Non-Qualified Plans pay benefits to any employee that earns in excess of the maximum allowed for the Qualified Plans by Section 415 of the Internal Revenue Code. The Company only funds obligations under the Qualified Plans. Funding for the company-sponsored pension plans is based on a review of the specific requirements and on evaluation of the assets and liabilities of each plan.

In addition to providing pension benefits, the Company provides certain health care benefits for retired employees. Based on an employee's age, years of service and position with the Company, the employee may be eligible for retiree health care benefits. Funding of retiree health care benefits occurs as claims or premiums are paid.

The Company recognizes the funded status of its retirement plans on the Consolidated Balance Sheets. Actuarial gains or losses and prior service credits that have not yet been recognized as part of net periodic benefit cost are required to be recorded as a component of AOCI. The Company has elected to measure defined benefit plan assets and obligations as of January 31, which is the month-end that is closest to its fiscal year-ends.

Amounts recognized in AOCI as of February 3, 2024 and January 28, 2023 consist of the following (pre-tax):

	Pension Benefits		Other Benefits		Total	
	2023	2022	2023	2022	2023	2022
Net actuarial loss (gain)	$ 817	$ 785	$ (92)	$ (108)	$ 725	$ 677
Prior service credit	—	—	(11)	(23)	(11)	(23)
Total	$ 817	$ 785	$ (103)	$ (131)	$ 714	$ 654

Other changes recognized in other comprehensive income (loss) in 2023, 2022 and 2021 were as follows (pre-tax):

	Pension Benefits			Other Benefits			Total		
	2023	2022	2021	2023	2022	2021	2023	2022	2021
Incurred net actuarial loss (gain)	$ 42	$ 101	$ (109)	$ 4	$ 15	$ 2	$ 46	$ 116	$ (107)
Amortization of prior service credit	—	—	—	11	13	12	11	13	12
Amortization of net actuarial gain (loss)	(10)	(31)	(126)	13	11	17	3	(20)	(109)
Total recognized in other comprehensive income (loss)	$ 32	$ 70	$ (235)	$ 28	$ 39	$ 31	$ 60	$ 109	$ (204)
Total recognized in net periodic benefit cost and other comprehensive income (loss)	$ 36	$ 58	$ (164)	$ 15	$ 25	$ 10	$ 51	$ 83	$ (154)

Information with respect to change in benefit obligation, change in plan assets, the funded status of the plans recorded in the Consolidated Balance Sheets, net amounts recognized at the end of fiscal years, weighted-average assumptions and components of net periodic benefit cost follow:

	Pension Benefits				Other Benefits	
	Qualified Plans		Non-Qualified Plans			
	2023	2022	2023	2022	2023	2022
Change in benefit obligation:						
Benefit obligation at beginning of fiscal year	$ 2,463	$ 2,977	$ 271	$ 325	$ 165	$ 150
Service cost	17	8	—	—	4	5
Interest cost	116	92	13	10	8	5
Plan participants' contributions	4	4	—	—	9	12
Actuarial (gain) loss	(42)	(421)	(3)	(40)	—	8
Plan settlements	(11)	(33)	(1)	(2)	—	—
Benefits paid	(165)	(159)	(24)	(22)	(21)	(22)
Other	(14)	(5)	—	—	3	7
Benefit obligation at end of fiscal year	$ 2,368	$ 2,463	$ 256	$ 271	$ 168	$ 165
Change in plan assets:						
Fair value of plan assets at beginning of fiscal year	$ 2,496	$ 3,096	$ —	$ —	$ —	$ —
Actual return on plan assets	65	(409)	—	—	—	—
Employer contributions	27	2	26	24	12	10
Plan participants' contributions	4	4	—	—	9	12
Plan settlements	(11)	(33)	(2)	(2)	—	—
Benefits paid	(165)	(159)	(24)	(22)	(21)	(22)
Other	(17)	(5)	—	—	—	—
Fair value of plan assets at end of fiscal year	$ 2,399	$ 2,496	$ —	$ —	$ —	$ —
Funded (unfunded) status and net asset and liability recognized at end of fiscal year	$ 31	$ 33	$ (256)	$ (271)	$ (168)	$ (165)

As of February 3, 2024, other assets and other current liabilities include $44 and $36, respectively, of the net asset and liability recognized for the above benefit plans. As of January 28, 2023, other assets and other current liabilities include $69 and $36, respectively, of the net asset and liability recognized for the above benefit plans. Pension plan assets do not include common shares of The Kroger Co.

The following table outlines the weighted average assumptions associated with pension and other benefit costs for 2023, 2022 and 2021:

	Pension Benefits			Other Benefits		
Weighted average assumptions	**2023**	**2022**	**2021**	**2023**	**2022**	**2021**
Discount rate — Benefit obligation	5.27 %	4.90 %	3.17 %	5.21 %	4.86 %	3.01 %
Discount rate — Net periodic benefit cost	4.90 %	3.17 %	2.72 %	4.86 %	3.01 %	2.43 %
Expected long-term rate of return on plan assets	5.50 %	5.50 %	5.50 %			
Rate of compensation increase — Net periodic benefit cost	2.57 %	3.05 %	3.03 %			
Rate of compensation increase — Benefit obligation	2.52 %	2.57 %	3.05 %			
Cash Balance plan interest crediting rate	3.30 %	3.30 %	3.30 %			

The Company's discount rate assumptions were intended to reflect the rates at which the pension benefits could be effectively settled. They take into account the timing and amount of benefits that would be available under the plans. The Company's policy is to match the plan's cash flows to that of a hypothetical bond portfolio whose cash flow from coupons and maturities match the plan's projected benefit cash flows. The discount rates are the single rates that produce the same present value of cash flows. The selection of the 5.27% and 5.21% discount rates as of year-end 2023 for pension and other benefits, respectively, represents the hypothetical bond portfolio using bonds with an AA or better rating constructed with the assistance of an outside consultant. A 100-basis point increase in the discount rate would decrease the projected pension benefit obligation as of February 3, 2024, by approximately $210.

The Company's assumed pension plan investment return rate was 5.50% in 2023, 2022, and 2021. The value of all investments in the company-sponsored defined benefit pension plans during the calendar year ended December 31, 2023, net of investment management fees and expenses, increased 8.2% and for fiscal year 2023 investments increased 2.8%. Historically, the Company's pension plans' average rate of return was 4.8% for the 10 calendar years ended December 31, 2023, net of all investment management fees and expenses. For the past 20 years, the Company's pension plans' average annual rate of return has been 7.1%. To determine the expected rate of return on pension plan assets held by the Company, the Company considers current and forecasted plan asset allocations as well as historical and forecasted rates of return on various asset categories.

The Company calculates its expected return on plan assets by using the market-related value of plan assets. The market-related value of plan assets is determined by adjusting the actual fair value of plan assets for gains or losses on plan assets. Gains or losses represent the difference between actual and expected returns on plan investments for each plan year. Gains or losses on plan assets are recognized evenly over a five-year period. Using a different method to calculate the market-related value of plan assets would provide a different expected return on plan assets.

The pension benefit unfunded status decreased in 2023, compared to 2022, due primarily to an increase in discount rates, which lowered the benefit obligation more than the plan's lower actual rate of return versus expected rate of return on assets. The Company's Qualified Plans were fully funded as of February 3, 2024 and January 28, 2023.

The following table provides the components of the Company's net periodic benefit costs for 2023, 2022 and 2021:

| | Pension Benefits | | | | | | Other Benefits | | |
| | Qualified Plans | | | Non-Qualified Plans | | | | | |
	2023	2022	2021	2023	2022	2021	2023	2022	2021
Components of net periodic benefit cost:									
Service cost	$ 17	$ 8	$ 12	$ —	$ —	$ —	$ 4	$ 5	$ 4
Interest cost	116	92	92	13	10	9	8	5	4
Expected return on plan assets	(150)	(153)	(168)	—	—	—	—	—	—
Amortization of:									
Prior service credit	—	—	—	—	—	—	(11)	(13)	(12)
Actuarial (gain) loss	5	22	33	4	5	6	(13)	(11)	(17)
Settlement loss recognized	1	4	87	—	—	—	—	—	—
Other	—	—	(1)	(2)	—	1	(1)	—	—
Net periodic benefit cost	$ (11)	$ (27)	$ 55	$ 15	$ 15	$ 16	$ (13)	$ (14)	$ (21)

The following table provides the projected benefit obligation ("PBO") and the fair value of plan assets for those company-sponsored pension plans with projected benefit obligations in excess of plan assets:

| | Qualified Plans | | Non-Qualified Plans | |
	2023	2022	2023	2022
PBO at end of fiscal year	$ 159	$ 176	$ 256	$ 271
Fair value of plan assets at end of year	$ 150	$ 141	$ —	$ —

The following table provides the accumulated benefit obligation ("ABO") and the fair value of plan assets for those company-sponsored pension plans with accumulated benefit obligations in excess of plan assets:

| | Qualified Plans | | Non-Qualified Plans | |
	2023	2022	2023	2022
ABO at end of fiscal year	$ 159	$ 176	$ 256	$ 271
Fair value of plan assets at end of year	$ 150	$ 141	$ —	$ —

The following table provides information about the Company's estimated future benefit payments:

	Pension Benefits	Other Benefits
2024	$ 210	$ 13
2025	$ 210	$ 14
2026	$ 211	$ 15
2027	$ 210	$ 16
2028	$ 208	$ 16
2029 —2033	$ 982	$ 80

The following table provides information about the target and actual pension plan asset allocations as of February 3, 2024:

| | Target allocations | Actual Allocations | |
	2023	2023	2022
Pension plan asset allocation			
Global equity securities	5.0 %	5.4 %	4.9 %
Investment grade debt securities	78.0	78.9	75.8
High yield debt securities	3.0	3.1	2.9
Private equity	10.0	8.5	9.8
Hedge funds	2.0	2.4	2.3
Real estate	2.0	1.7	1.8
Other	—	—	2.5
Total	100.0 %	100.0 %	100.0 %

Investment objectives, policies and strategies are set by the Retirement Benefit Plan Management Committee (the "Committee"). The primary objectives include holding and investing the assets and distributing benefits to participants and beneficiaries of the pension plans. Investment objectives have been established based on a comprehensive review of the capital markets and each underlying plan's current and projected financial requirements. The time horizon of the investment objectives is long-term in nature and plan assets are managed on a going-concern basis.

Investment objectives and guidelines specifically applicable to each manager of assets are established and reviewed annually. Derivative instruments may be used for specified purposes, including rebalancing exposures to certain asset classes. Any use of derivative instruments for a purpose or in a manner not specifically authorized is prohibited, unless approved in advance by the Committee.

The target allocations shown for 2023 were established at the beginning of 2023 based on the Company's liability-driven investment ("LDI") strategy. An LDI strategy focuses on maintaining a close to fully-funded status over the long-term with minimal funded status risk. This is achieved by investing more of the plan assets in fixed income instruments to more closely match the duration of the plan liability.

The Company did not make any significant contributions to its company-sponsored pension plans in 2023, and the Company is not required to make any contributions to these plans in 2024. If the Company does make any contributions in 2024, the Company expects these contributions will decrease its required contributions in future years. Among other things, investment performance of plan assets, the interest rates required to be used to calculate the pension obligations and future changes in legislation, will determine the amounts of any contributions. The Company expects 2024 net periodic benefit costs for company-sponsored pension plans to be approximately $(2).

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The Company used a 6.90% initial health care cost trend rate, which is assumed to decrease on a linear basis to a 4.00% ultimate health care cost trend rate in 2046, to determine its expense.

The following tables, set forth by level within the fair value hierarchy, present the Qualified Plans' assets at fair value as of February 3, 2024 and January 28, 2023:

Assets at Fair Value as of February 3, 2024

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Assets Measured at NAV	Total
Cash and cash equivalents	$ 151	$ —	$ —	$ —	$ 151
Corporate Stocks	2	—	—	—	2
Corporate Bonds	—	1,092	—	—	1,092
U.S. Government Securities	—	140	—	—	140
Mutual Funds	108	—	—	—	108
Collective Trusts	—	—	—	513	513
Hedge Funds	—	—	29	29	58
Private Equity	—	—	—	203	203
Real Estate	—	—	24	15	39
Other	—	93	—	—	93
Total	$ 261	$ 1,325	$ 53	$ 760	$ 2,399

Assets at Fair Value as of January 28, 2023

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Assets Measured at NAV	Total
Cash and cash equivalents	$ 178	$ —	$ —	$ —	$ 178
Corporate Stocks	4	—	—	—	4
Corporate Bonds	—	1,113	—	—	1,113
U.S. Government Securities	—	115	—	—	115
Mutual Funds	124	—	—	—	124
Collective Trusts	—	—	—	514	514
Hedge Funds	—	—	31	28	59
Private Equity	—	—	—	248	248
Real Estate	—	—	28	16	44
Other	—	97	—	—	97
Total	$ 306	$ 1,325	$ 59	$ 806	$ 2,496

Certain investments that are measured at fair value using the NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented for these investments in the preceding tables are intended to permit reconciliation of the fair value hierarchies to the total fair value of plan assets.

For measurements using significant unobservable inputs (Level 3) during 2023 and 2022, a reconciliation of the beginning and ending balances is as follows:

	Hedge Funds	Real Estate
Ending balance, January 29, 2022	$ 39	$ 37
Contributions into Fund	—	1
Realized gains	—	12
Unrealized gains	(3)	(6)
Distributions	(5)	(16)
Ending balance, January 28, 2023	31	28
Contributions into Fund	—	1
Realized gains	1	—
Unrealized gains	1	(3)
Distributions	(4)	(2)
Ending balance, February 3, 2024	$ 29	$ 24

See Note 7 for a discussion of the levels of the fair value hierarchy. The assets' fair value measurement level above is based on the lowest level of any input that is significant to the fair value measurement.

The following is a description of the valuation methods used for the Qualified Plans' assets measured at fair value in the above tables:

- Cash and cash equivalents: The carrying value approximates fair value.

- Corporate Stocks: The fair values of these securities are based on observable market quotations for identical assets and are valued at the closing price reported on the active market on which the individual securities are traded.

- Corporate Bonds: The fair values of these securities are primarily based on observable market quotations for similar bonds, valued at the closing price reported on the active market on which the individual securities are traded. When such quoted prices are not available, the bonds are valued using a discounted cash flow approach using current yields on similar instruments of issuers with similar credit ratings, including adjustments for certain risks that may not be observable, such as credit and liquidity risks.

- U.S. Government Securities: Certain U.S. Government securities are valued at the closing price reported in the active market in which the security is traded. Other U.S. government securities are valued based on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for similar securities, the security is valued under a discounted cash flow approach that maximizes observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks.

- Mutual Funds: The fair values of these securities are based on observable market quotations for identical assets and are valued at the closing price reported on the active market on which the individual securities are traded.

- Collective Trusts: The collective trust funds are public investment vehicles valued using a Net Asset Value (NAV) provided by the manager of each fund. These assets have been valued using NAV as a practical expedient.

- Hedge Funds: The Hedge funds classified as Level 3 include investments that are not readily tradeable and have valuations that are not based on readily observable data inputs. The fair value of these assets is estimated based on information provided by the fund managers or the general partners. Therefore, these assets are classified as Level 3. Certain other hedge funds are private investment vehicles valued using a NAV provided by the manager of each fund. These assets have been valued using NAV as a practical expedient.

- Private Equity: Private Equity investments are valued based on the fair value of the underlying securities within the fund, which include investments both traded on an active market and not traded on an active market. For those investments that are traded on an active market, the values are based on the closing price reported on the active market on which those individual securities are traded. For investments not traded on an active market, or for which a quoted price is not publicly available, a variety of unobservable valuation methodologies, including discounted cash flow, market multiple and cost valuation approaches, are employed by the fund manager to value investments. Fair values of all investments are adjusted annually, if necessary, based on audits of the private equity fund financial statements; such adjustments are reflected in the fair value of the plan's assets.

- Real Estate: Real estate investments include investments in real estate funds managed by a fund manager. These investments are valued using a variety of unobservable valuation methodologies, including discounted cash flow, market multiple and cost valuation approaches. The valuations for these investments are not based on readily observable inputs and are classified as Level 3 investments. Certain other real estate investments are valued using a NAV provided by the manager of each fund. These assets have been valued using NAV as a practical expedient.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

The Company contributed and expensed $322, $315 and $289 to employee 401(k) retirement savings accounts in 2023, 2022 and 2021, respectively. The 401(k) retirement savings account plans provide to eligible employees both matching contributions and automatic contributions from the Company based on participant contributions, compensation as defined by the plan and length of service.

15. MULTI-EMPLOYER PENSION PLANS

The Company contributes to various multi-employer pension plans based on obligations arising from collective bargaining agreements. These multi-employer pension plans provide retirement benefits to participants based on their service to contributing employers. The benefits are paid from assets held in trust for that purpose. Trustees are appointed in equal number by employers and unions. The trustees typically are responsible for determining the level of benefits to be provided to participants as well as for such matters as the investment of the assets and the administration of the plans.

The Company recognizes expense in connection with these plans as contributions are funded or when commitments are probable and reasonably estimable, in accordance with GAAP. The Company made cash contributions to these plans of $635 in 2023, $620 in 2022 and $1,109 in 2021. The decrease in 2023 and 2022, compared to 2021, is due to the contractual payments the Company made in 2021 related to its commitments established for the restructuring of certain multi-employer pension plan agreements.

The Company continues to evaluate and address potential exposure to under-funded multi-employer pension plans as it relates to the Company's associates who are beneficiaries of these plans. These under-fundings are not a liability of the Company. When an opportunity arises that is economically feasible and beneficial to the Company and its associates, the Company may negotiate the restructuring of under-funded multi-employer pension plan obligations to help stabilize associates' future benefits and become the fiduciary of the restructured multi-employer pension plan. The commitments from these restructurings do not change the Company's debt profile as it relates to its credit rating since these off-balance sheet commitments are typically considered in the Company's investment grade debt rating.

The Company is currently designated as the named fiduciary of the United Food and Commercial Workers ("UFCW") Consolidated Pension Plan and the International Brotherhood of Teamsters ("IBT") Consolidated Pension Fund and has sole investment authority over these assets. Due to opportunities arising, the Company has restructured certain multi-employer pension plans. The significant effects of these restructuring agreements recorded in our Consolidated Financial Statements are:

- In 2022, the Company incurred a $25 charge, $19 net of tax, for obligations related to withdrawal liabilities for certain multi-employer pension funds.

- In 2021, associates within the Fred Meyer and QFC divisions ratified an agreement for the transfer of liabilities from the Sound Retirement Trust to the UFCW Consolidated Pension Plan. The Company transferred $449, $344 net of tax, in net accrued pension liabilities and prepaid escrow funds to fulfill obligations for past service for associates and retirees. The agreement will be satisfied by cash installment payments to the UFCW Consolidated Pension Plan and will be paid evenly over seven years.

The risks of participating in multi-employer pension plans are different from the risks of participating in single-employer pension plans in the following respects:

- Assets contributed to the multi-employer plan by one employer may be used to provide benefits to employees of other participating employers.

- If a participating employer stops contributing to the plan, the unfunded obligations of the plan allocable to such withdrawing employer may be borne by the remaining participating employers.

- If the Company stops participating in some of its multi-employer pension plans, the Company may be required to pay those plans an amount based on its allocable share of the unfunded vested benefits of the plan, referred to as a withdrawal liability.

The Company's participation in multi-employer plans is outlined in the following tables. The EIN / Pension Plan Number column provides the Employer Identification Number ("EIN") and the three-digit pension plan number. The most recent Pension Protection Act Zone Status available in 2023 and 2022 is for the plan's year-end at December 31, 2022 and December 31, 2021, respectively. Among other factors, generally, plans in the red zone are less than 65 percent funded, plans in the yellow zone are less than 80 percent funded and plans in the green zone are at least 80 percent funded. The FIP/RP Status Pending / Implemented Column indicates plans for which a funding improvement plan ("FIP") or a rehabilitation plan ("RP") is either pending or has been implemented. Unless otherwise noted, the information for these tables was obtained from the Forms 5500 filed for each plan's year-end at December 31, 2022 and December 31, 2021. The multi-employer contributions listed in the table below are the Company's multi-employer contributions made in fiscal years 2023, 2022 and 2021.

The following table contains information about the Company's multi-employer pension plans:

Pension Fund	EIN / Pension Plan Number	Pension Protection Act Zone Status		FIP/RP Status Pending/ Implemented	Multi-Employer Contributions			Surcharge Imposed[5]
		2023	2022		2023	2022	2021	
SO CA UFCW Unions & Food Employers Joint Pension Trust Fund[1][2]	95-1939092 - 001	Red	Red	Implemented	$ 83	$ 84	$ 83	No
Desert States Employers & UFCW Unions Pension Plan[1]	84-6277982 - 001	Green	Green	No	19	20	22	No
Sound Variable Annuity Pension Trust[1][3]	86-3278029 - 001	Green	Green	No	15	14	24	No
Rocky Mountain UFCW Unions and Employers Pension Plan[1]	84-6045986 - 001	Green	Green	No	27	27	29	No
Oregon Retail Employees Pension Plan[1]	93-6074377 - 001	Green	Red	Implemented	10	9	10	No
Bakery and Confectionary Union & Industry International Pension Fund[1]	52-6118572 - 001	Red	Red	Implemented	7	7	8	No
Retail Food Employers & UFCW Local 711 Pension[1]	51-6031512 - 001	Red	Red	Implemented	11	11	11	No
UFCW International Union — Industry Variable Annuity Pension Plan[4]	51-6055922 - 001	Green	Green	No	263	282	550	No
Western Conference of Teamsters Pension Plan	91-6145047 - 001	Green	Green	No	39	40	37	No
Central States, Southeast & Southwest Areas Pension Plan	36-6044243 - 001	Red	Red	Implemented	40	34	37	No
UFCW Consolidated Pension Plan[1]	58-6101602 – 001	Green	Green	No	98	56	243	No
IBT Consolidated Pension Plan[1][6]	82-2153627 - 001	N/A	N/A	No	7	7	29	No
Other					16	29	26	
Total Contributions					$ 635	$ 620	$ 1,109	

(1) The Company's multi-employer contributions to these respective funds represent more than 5% of the total contributions received by the pension funds.

(2) The information for this fund was obtained from the Form 5500 filed for the plan's year-end at March 31, 2023 and March 31, 2022.

(3) The 2022 information for this fund was obtained from the Form 5500 filed for the plan's year-end at September 30, 2021.

(4) The information for this fund was obtained from the Form 5500 filed for the plan's year-end at June 30, 2022 and June 30, 2021.

(5) Under the Pension Protection Act, a surcharge may be imposed when employers make contributions under a collective bargaining agreement that is not in compliance with a rehabilitation plan. As of February 3, 2024, the collective bargaining agreements under which the Company was making contributions were in compliance with rehabilitation plans adopted by the applicable pension fund.

(6) The plan was formed after 2006, and therefore is not subject to zone status certifications.

The following table describes (a) the expiration date of the Company's collective bargaining agreements and (b) the expiration date of the Company's most significant collective bargaining agreements for each of the material multi-employer funds in which the Company participates:

Pension Fund	Expiration Date of Collective Bargaining Agreements	Most Significant Collective Bargaining Agreements[1]	
		Count	Expiration
SO CA UFCW Unions & Food Employers Joint Pension Trust Fund	June 2024 to March 2025	1	March 2025
UFCW Consolidated Pension Plan	February 2024 to August 2027	3	February 2024 to March 2026
Desert States Employers & UFCW Unions Pension Plan	June 2025 to March 2026	1	March 2026
Sound Variable Annuity Pension Trust	January 2024[2] to April 2026	4	May 2025
Rocky Mountain UFCW Unions and Employers Pension Plan	January 2025	1	January 2025
Oregon Retail Employees Pension Plan	August 2024 to March 2026	2	August 2024 to July 2025
Bakery and Confectionary Union & Industry International Pension Fund	April 2024 to September 2025	4	May 2024 to October 2024
Retail Food Employers & UFCW Local 711 Pension	January 2024[2] to April 2026	1	March 2025
UFCW International Union — Industry Variable Annuity Pension Plan	June 2025	1	June 2025
Western Conference of Teamsters Pension Plan	April 2024 to May 2027	4	April 2024 to September 2025
IBT Consolidated Pension Plan	September 2024 to September 2027	2	September 2024 to September 2027

(1) This column represents the number of significant collective bargaining agreements and their expiration date for each of the Company's pension funds listed above. For the purposes of this table, the "significant collective bargaining agreements" are the largest based on covered employees that, when aggregated, cover the majority of the employees for which we make multi-employer contributions for the referenced pension fund.
(2) Certain collective bargaining agreements are operating under an extension.

Based on the most recent information available to it, the Company believes the present value of actuarial accrued liabilities in most of these multi-employer plans exceeds the value of the assets held in trust to pay benefits. Moreover, if the Company were to exit certain markets or otherwise cease making contributions to these funds, the Company could trigger a withdrawal liability. Any adjustment for withdrawal liability will be recorded when it is probable that a liability exists and it can be reasonably estimated.

The Company also contributes to various other multi-employer benefit plans that provide health and welfare benefits to active and retired participants. Total contributions made by the Company to these other multi-employer health and welfare plans were approximately $1,182 in 2023, $1,129 in 2022 and $1,197 in 2021.

16. PROPOSED MERGER WITH ALBERTSONS COMPANIES, INC.

As previously disclosed, on October 13, 2022, the Company entered into a merger agreement with Albertsons Companies, Inc. ("Albertsons") pursuant to which all of the outstanding shares of Albertsons common and preferred stock (on an as converted basis) automatically will be converted into the right to receive $34.10 per share, subject to certain reductions described below.

The per share cash purchase price of $34.10 payable to Albertsons shareholders in the merger would be reduced by an amount equal to $6.85, which is the per share amount of a special pre-closing cash dividend that was paid on January 20, 2023 to Albertsons shareholders of record as of October 24, 2022. The adjusted per share cash purchase price is expected to be $27.25.

In connection with obtaining the requisite regulatory clearance necessary to consummate the transaction, the Company and Albertsons expect to make store divestitures. Subject to the outcome of the divestiture process and as described in the merger agreement, Albertsons was prepared to establish an Albertsons subsidiary ("SpinCo"). SpinCo would be spun-off to Albertsons shareholders immediately prior to the closing of the merger and operate as a standalone public company. As described in more detail below, on September 8, 2023, the Company and Albertsons announced that they entered into a comprehensive divestiture plan with C&S Wholesale Grocers, LLC ("C&S"). As a result of the comprehensive divestiture plan announced with C&S, the Company has exercised its right under the merger agreement to sell what would have been the SpinCo business to C&S. Consequently, the spin-off previously contemplated by the Company and Albertsons is no longer a requirement under the merger agreement and will no longer be pursued by the Company and Albertsons.

On September 8, 2023, the Company and Albertsons announced they entered into a definitive agreement with C&S for the sale of 413 stores, as well as the QFC, Mariano's and Carrs brand names, the exclusive licensing rights to the Albertsons banner in Arizona, California, Colorado and Wyoming, eight distribution centers, two offices and certain other assets in connection with the proposed merger. In addition, Kroger will divest the Debi Lilly Design, Primo Taglio, Open Nature, ReadyMeals and Waterfront Bistro private label brands. All fuel centers and pharmacies associated with the divested stores will remain with the stores and continue to operate. The stores will be divested by the Company following the closing of the proposed merger with Albertsons. The definitive purchase agreement has customary representations and warranties and covenants of a transaction of its type. The transaction is subject to fulfillment of customary closing conditions, including clearance by the Federal Trade Commission ("FTC") and the completion of the proposed merger. C&S will pay the Company all-cash consideration of approximately $1,900, including customary adjustments. Prior to the closing, the Company may, in connection with securing FTC and other governmental clearance, require C&S to purchase up to an additional 237 stores in certain geographies.

In connection with the merger agreement, on October 13, 2022, the Company entered into a commitment letter with certain lenders pursuant to which the lenders have committed to provide a $17,400 senior unsecured bridge term loan facility, which, if entered into, would mature 364 days after the closing date of the merger. The commitments are intended to be drawn to finance the merger with Albertsons only to the extent the Company does not arrange for alternative financing prior to closing. As alternative financing for the merger is secured, the commitments with respect to the bridge term loan facility under the commitment letter will be reduced. Upfront fees with respect to the bridge term loan facility are included in "Financing fees paid" in the Company's Consolidated Statements of Cash Flows and will be recognized as operating, general and administrative expense in the Company's Consolidated Statements of Operations over the commitment period.

On November 9, 2022, the Company executed a term loan credit agreement with certain lenders pursuant to which the lenders committed to provide, contingent upon the completion of the merger with Albertsons and certain other customary conditions to funding, (1) senior unsecured term loans in an aggregate principal amount of $3,000 maturing on the third anniversary of the merger closing date and (2) senior unsecured term loans in an aggregate principal amount of $1,750 maturing on the date that is 18 months after the merger closing date (collectively, the "Term Loan Facilities"). Borrowings under the Term Loan Facilities will be used to pay a portion of the consideration and other amounts payable in connection with the merger with Albertsons. The entry into the term loan credit agreement reduces the commitments under the Company's $17,400 bridge facility commitment by $4,750. Borrowings under the Term Loan Facilities will bear interest at rates that vary based on the type of loan and the Company's debt rating. In addition to the sources of financing described above, the Company expects to finance the transaction with senior notes issuances, borrowings under its commercial paper program, bank credit facility capacity and cash on hand.

In accordance with the terms of the agreement, the parties have extended, and may continue to extend the original outside date of January 13, 2024 from time to time in 30-day increments for up to 270 days in the aggregate ending on October 9, 2024. The Company will be obligated to pay a termination fee of $600 if the merger agreement is terminated by either party in connection with the occurrence of the Outside Date, and, at the time of such termination, all closing conditions other than regulatory approval have been satisfied.

On February 26, 2024, the Federal Trade Commission ("FTC") instituted an administrative proceeding to prohibit the merger. Simultaneously, the FTC (joined by nine States) filed suit in the United States District Court for the District of Oregon, requesting a preliminary injunction to block the merger. On January 15, 2024 and February 14, 2024, the attorneys general of Washington and Colorado, respectively, filed suit in their respective state courts, also seeking to enjoin the merger. In the federal litigation, the Company and Albertsons have stipulated to a temporary restraining order that prevents the merger from closing until 11:59 PM Eastern Time on the fifth business day after the court rules on the FTC's motion for a preliminary injunction or until after the date set by the court, whichever is later. The FTC administrative proceeding is currently scheduled to begin on July 31, 2024, while a preliminary injunction hearing in the federal case is set to begin on August 26, 2024. A trial on the State of Washington's request for a permanent injunction is scheduled to begin on September 16, 2024. In conjunction with that lawsuit, the Defendants have committed that they will not close the merger until five days after that court rules (so long as that ruling occurs by a date certain). In the Colorado case, the court has scheduled a preliminary injunction hearing to begin on August 12, 2024 and a permanent injunction hearing to begin on September 30, 2024. In addition to these regulatory actions, private plaintiffs have filed suit in the United States District Court for the Northern District of California also seeking to enjoin the transaction. That case is stayed pending resolution of the FTC's motion for a preliminary injunction. The Company, Albertsons and C&S continue to discuss enhancements to the divestiture plan to address issues raised by federal and state regulators.

17. RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2023, the FASB issued ASU No. 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures." This guidance amends existing income tax disclosure guidance, primarily requiring more detailed disclosure for income taxes paid and the effective tax rate reconciliation. The ASU is effective for annual reporting periods beginning after December 15, 2024, with early adoption permitted and can be applied on either a prospective or retroactive basis. The Company is currently assessing the effect that adoption of this guidance will have on its Consolidated Financial Statements.

In November 2023, the FASB issued ASU No. 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures". The amendments improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The ASU is effective for annual reporting periods beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024 with early adoption permitted and can be applied on either a prospective or retroactive basis. The Company is currently assessing the effect that adoption of this guidance will have on its Consolidated Financial Statements and segment disclosures.

18. SUBSEQUENT EVENTS

In the first quarter of 2024, the Company fully exited its position in a Level 1 equity investment, receiving proceeds totaling approximately $303 and resulting in a gain.

On March 18, 2024, the Company announced a definitive agreement for the sale of its Kroger Specialty Pharmacy business, subject to customary closing conditions and any regulatory reviews, to CarelonRx, a subsidiary of Elevance Health, for approximately $485. The transaction is expected to result in a gain, and it is expected to close in the second half of 2024.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES.

As of February 3, 2024, our Chief Executive Officer and Interim Chief Financial Officer, together with a disclosure review committee appointed by the Chief Executive Officer, evaluated the Company's disclosure controls and procedures. Based on that evaluation, our Chief Executive Officer and Interim Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of February 3, 2024.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company is in the process of implementing a broad, multi-year, technology transformation project to modernize mainframe, middleware and legacy systems to achieve better process efficiencies across customer service, merchandising, sourcing, payroll and accounting through the use of various solutions. There have been no material additional implementations of modules during the quarter ended February 3, 2024. As the Company's technology transformation project continues, the Company continues to emphasize the maintenance of effective internal controls and assessment of the design and operating effectiveness of key control activities throughout development and deployment of each phase and will evaluate as additional phases are deployed.

There were no changes in Kroger's internal control over financial reporting that materially affected, or were reasonably likely to materially affect, Kroger's internal control over financial reporting during the quarter ended February 3, 2024.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. With the participation of the Chief Executive Officer and the Interim Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in *Internal Control — Integrated Framework (2013)*, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation, management has concluded that the Company's internal control over financial reporting was effective as of February 3, 2024.

The effectiveness of the Company's internal control over financial reporting as of February 3, 2024, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which can be found in Item 8 of this Form 10-K.

ITEM 9B. OTHER INFORMATION.

In the fourth quarter of 2023, no director or officer (as defined in Exchange Act Rule 16a-1(f)) of the Company adopted or terminated a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement for the purchase or sale of securities of the Company, within the meaning of Item 408 of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

Our board of directors has adopted The Kroger Co. Policy on Business Ethics, applicable to all officers, employees and directors, including Kroger's principal executive, financial and accounting officers. The Policy on Business Ethics is available on our website at ir.kroger.com under Investors – Governance – Policy on Business Ethics. A copy of the Code of Ethics is available in print free of charge to any shareholder who requests a copy. Shareholders may make a written request to Kroger's Secretary at our executive offices at 1014 Vine Street, Cincinnati, Ohio 45202. We intend to satisfy the disclosure requirement regarding any amendment to, or a waiver from, a provision of the Policy on Business Ethics for our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, by posting such information on our website.

The information required by this Item 10 with respect to executive officers is included within Item 1 in Part I of this Annual Report on Form 10-K under the caption "Information about our Executive Officers." The information required by this Item not otherwise set forth in Part I above or in this Item 10 of Part III is set forth under the headings Election of Directors, Information Concerning the Board of Directors- Committees of the Board, Information Concerning the Board of Directors- Audit Committee and Delinquent 16(a) Reports, if required, in the definitive proxy statement to be filed by the Company with the Securities and Exchange Commission within 120 days after the end of the fiscal year 2023 (the "2024 proxy statement") and is hereby incorporated by reference into this Form 10-K.

ITEM 11.   EXECUTIVE COMPENSATION.

The information required by this Item is set forth in the sections entitled Compensation Discussion and Analysis, Compensation Committee Report, and Compensation Tables in the 2024 proxy statement and is hereby incorporated by reference into this Form 10-K.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The following table provides information regarding shares outstanding and available for issuance under our existing equity compensation plans:

Equity Compensation Plan Information

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights[1]	(b) Weighted-average exercise price of outstanding options, warrants and rights[1]	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	18,264,812	$ 33.11	39,807,196
Equity compensation plans not approved by security holders	—	$ —	—
Total	18,264,812	$ 33.11	39,807,196

(1) The total number of securities reported includes the maximum number of common shares, 2,847,266, that may be issued under performance units granted under our long-term incentive plans. The nature of the awards is more particularly described in the Compensation Discussion and Analysis section of the definitive 2024 proxy statement and is hereby incorporated by reference into this Form 10-K. The weighted-average exercise price in column (b) does not take these performance unit awards into account.

The remainder of the information required by this Item is set forth in the section entitled Beneficial Ownership of Common Stock in the 2024 proxy statement and is hereby incorporated by reference into this Form 10-K.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information required by this Item is set forth in the sections entitled Related Person Transactions and Information Concerning the Board of Directors-Independence in the 2024 proxy statement and is hereby incorporated by reference into this Form 10-K.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

The information required by this Item is set forth in the section entitled Ratification of the Appointment of Kroger's Independent Auditor in the 2024 proxy statement and is hereby incorporated by reference into this Form 10-K.

ITEM 15.   EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

(a)1.†   Financial Statements:
        Report of Independent Registered Public Accounting Firm (PCAOB ID 238)
        Consolidated Balance Sheets as of February 3, 2024 and January 28, 2023
        Consolidated Statements of Operations for the years ended February 3, 2024, January 28, 2023 and January 29, 2022
        Consolidated Statements of Comprehensive Income for the years ended February 3, 2024, January 28, 2023 and January 29, 2022
        Consolidated Statements of Cash Flows for the years ended February 3, 2024, January 28, 2023 and January 29, 2022
        Consolidated Statement of Changes in Shareholders' Equity for the years ended February 3, 2024, January 28, 2023 and January 29, 2022
        Notes to Consolidated Financial Statements

(a)2.   Financial Statement Schedules:
        There are no Financial Statement Schedules included with this filing for the reason that they are not applicable or are not required or the information is included in the financial statements or notes thereto.

(a)3.(b)   Exhibits

2.1   Agreement and Plan of Merger, dated as of October 13, 2022, by and among the Company, Parent and Merger Sub, is hereby incorporated by reference to Exhibit 2.1 of the Company's 8-K filed with the SEC on October 14, 2022.

3.1   Amended Articles of Incorporation are hereby incorporated by reference to Exhibit 3.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended May 22, 2010, as amended by the Amendment to Amended Articles of Incorporation, which is hereby incorporated by reference to Exhibit 3.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended May 23, 2015.

3.2   The Company's Regulations are hereby incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K filed with the SEC on June 27, 2019.

4.1   Instruments defining the rights of holders of long-term debt of the Company and its subsidiaries are not filed as Exhibits because the amount of debt under each instrument is less than 10% of the consolidated assets of the Company. The Company undertakes to file these instruments with the SEC upon request.

4.2   Description of Securities. Incorporated by reference to Exhibit 4.2 of the Company's Annual Report on Form 10-K for the fiscal year ended February 1, 2020.

10.1*   The Kroger Co. Deferred Compensation Plan for Independent Directors. Incorporated by reference to Exhibit 10.2 of the Company's Annual Report on Form 10-K for the fiscal year ended January 30, 2016.

10.2*   The Kroger Co. Executive Deferred Compensation Plan. Incorporated by reference to Exhibit 10.4 of the Company's Annual Report on Form 10-K for the fiscal year ended January 29, 2005.

10.3*   The Kroger Co. 401(k) Retirement Savings Account Restoration Plan. Incorporated by reference to Exhibit 10.4 of the Company's Annual Report on Form 10-K for the fiscal year ended February 3, 2007.

10.4*   The Kroger Co. Supplemental Retirement Plans for Certain Retirement Benefit Plan Participants. Incorporated by reference to Exhibit 10.6 of the Company's Annual Report on Form 10-K for the fiscal year ended February 3, 2007.

10.5*   The Kroger Co. Employee Protection Plan dated January 13, 2017. Incorporated by reference to Exhibit 10.5 of the Company's Annual Report on Form 10-K for the fiscal year ended January 28, 2017.

10.6   Term Loan agreement, dated as of November 9, 2022, by and among The Kroger Co., the lenders from time to time party thereto, and Citibank, N.A., as administrative agent for the lenders, incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the SEC on November 10, 2022.

10.7	Amendment No. 1 to Credit Agreement, dated as of November 9, 2022, by and among The Kroger Co., the lenders party thereto, and Bank of America, N.A., as paying agent to the Amended and Restated Credit Agreement dated July 6, 2021, incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed with the SEC on November 10, 2022.
10.8	The Kroger Co. 2008 Long-Term Incentive and Cash Bonus Plan. Incorporated by reference to Exhibit 4.2 of the Company's Form S-8 filed with the SEC on June 26, 2008.
10.9	The Kroger Co. 2011 Long-Term Incentive and Cash Bonus Plan. Incorporated by reference to Exhibit 4.2 of the Company's Form S-8 filed with the SEC on June 23, 2011.
10.10	The Kroger Co. 2014 Long-Term Incentive and Cash Bonus Plan. Incorporated by reference to Exhibit 4.2 of the Company's Form S-8 filed with the SEC on July 29, 2014.
10.11*	The Kroger Co. 2019 Long-Term Incentive Plan. Incorporated by reference to Exhibit 99.1 of the Company's Form S-8 filed with the SEC on June 28, 2019.
10.12*	Form of Restricted Stock Grant Agreement under Long-Term Incentive Cash Bonus Plans. Incorporated by reference to Exhibit 10.11 of the Company's Annual Report on Form 10-K for the fiscal year ended February 1, 2020.
10.13*	Form of Restricted Stock Grant Agreement under Long-Term Incentive and Cash Bonus Plans. Incorporated by reference to Exhibit 10.9 of the Company's Annual Report on Form 10-K for the fiscal year ended February 3, 2007.
10.14*	Form of Non-Qualified Stock Option Grant Agreement under Long-Term Incentive and Cash Bonus Plan. Incorporated by reference to Exhibit 10.13 of the Company's Annual Report on Form 10-K for the fiscal year ended February 1, 2020.
10.15*	Form of Non-Qualified Stock Option Grant Agreement under Long-Term Incentive and Cash Bonus Plans. Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended May 24, 2008.
10.16*	Form of Performance Unit Award Agreement under Long-Term Incentive and Cash Bonus Plans. Incorporated by reference to Exhibit 10.15 of the Company's Annual Report on Form 10-K for the fiscal year ended February 1, 2020.
10.17*	Form of Restricted Stock Grant Agreement under Long-Term Incentive and Cash Bonus Plan. Incorporated by reference to Exhibit 10.16 of the Company's Annual Report on Form 10-K for the fiscal year ended January 30, 2021.
21.1	Subsidiaries of the Registrant.
23.1	Consent of Independent Registered Public Accounting Firm.
24.1	Powers of Attorney.
31.1	Rule 13a-14(a)/15d-14(a) Certification.
31.2	Rule 13a-14(a)/15d-14(a) Certification.
32.1	Section 1350 Certifications.
97	The Kroger Co. Policy on Incentive Based Compensation Recovery
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF   XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB   XBRL Taxonomy Extension Label Linkbase Document.

101.PRE   XBRL Taxonomy Extension Presentation Linkbase Document.

104   Cover Page Interactive Data File - The cover page interactive data file does not appear in the Interactive
            Data File because its XBRL tags are embedded within the Inline XBRL document.

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*   Management contract or compensatory plan or arrangement.
†   Filed herewith.

ITEM 16.   FORM 10-K SUMMARY.

Not Applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE KROGER CO.

Dated: April 2, 2024

/s/ W. Rodney McMullen
W. Rodney McMullen
Chairman of the Board and Chief Executive Officer
(principal executive officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities indicated on the 2nd of April 2024.

/s/ Todd A. Foley Todd A. Foley	Senior Vice President and Interim Chief Financial Officer (principal financial officer)
/s/ Brian W. Nichols Brian W. Nichols	Vice President, Corporate Controller and Assistant Treasurer (principal accounting officer)
* Nora A. Aufreiter	Director
* Kevin M. Brown	Director
* Elaine L. Chao	Director
* Anne Gates	Director
* Karen M. Hoguet	Director
* W. Rodney McMullen	Chairman of the Board and Chief Executive Officer
* Clyde R. Moore	Director
* Ronald L. Sargent	Director
* J. Amanda Sourry Knox	Director
* Mark S. Sutton	Director
* Ashok Vemuri	Director

*By:/s/ Christine S. Wheatley
Christine S. Wheatley
Attorney-in-fact

SHAREHOLDERS: EQ Shareowner Services is Registrar and Transfer Agent for Kroger's common shares. For questions concerning payment of dividends, changes of address, etc., individual shareholders should contact:


EQ Shareowner Services
P. O. Box 64854
Saint Paul, MN 55164-
0854 Toll Free 1-855-
854-1369


Shareholder questions and requests for forms available on the Internet should be directed to: www.shareowneronline.com.

FINANCIAL INFORMATION: Call (513) 762-1220 (option "1") to request printed financial information, including Kroger's most recent report on Form 10-Q or 10-K, or press release. Written inquiries should be addressed to Shareholder Relations, The Kroger Co., 1014 Vine Street, Cincinnati, Ohio 45202-1100. Information also is available on Kroger's corporate website at ir.kroger.com.

Kroger has a variety of plans under which employees may acquire common shares of Kroger. Employees of Kroger and its subsidiaries own shares through a profit sharing plan, as well as 401(k) plans and a payroll deduction plan called the Kroger Stock Exchange. If employees have questions concerning their shares in the Kroger Stock Exchange, or if they wish to sell shares they have purchased through this plan, they should contact:


Computershare Plan
Managers PO Box 505039
Louisville, KY 40233-
5039
Phone 800 872 3307


Questions regarding Kroger's 401(k) plans should be directed to the employee's Human Resources Department or 1-800-2KROGER. Questions concerning any of the other plans should be directed to the employee's Human Resources Department.

Executive Officers

Mary Ellen Adcock
Senior Vice President, Operations

Carin L. Fike
Vice President and Treasurer

Timothy A. Massa
Senior Vice President and
Chief People Officer

Stuart W. Aitken
Senior Vice President and Chief
Merchandising & Marketing Officer

Todd A. Foley
Senior Vice President and
Interim Chief Financial Officer

W. Rodney McMullen
Chairman of the Board and
Chief Executive Officer

Gabriel Arreaga
Senior Vice President

Valerie L. Jabbar
Senior Vice President

Brian W. Nichols
Vice President,
Corporate Controller

Yael Cosset
Senior Vice President and
Chief Information Officer

Kenneth C. Kimball
Senior Vice President

Christine S. Wheatley
Senior Vice President, Secretary
and General Counsel

Operating Unit Heads

Jake Cannon
Louisville Division

Colleen Juergensen
Central Division

Ann M. Reed
Cincinnati Division

Micheal E. Cristal
Delta Division

Todd A. Kammeyer
Fred Meyer Stores

Brent Stewart
QFC

Tammy DeBoer
Harris Teeter

Bryan H. Kaltenbach
Food 4 Less

Thomas L. Schwilke
Ralphs

Ken DeLuca
Michigan Division

Joe Kelley
King Soopers/City Market

Keith Shoemaker
Dallas Division

Steve Dreher
Dillons Food Stores

Kenneth C. Kimball
Smith's

Victor Smith
Atlanta Division

Monica Garnes
Fry's Food & Drug

Colleen R. Lindholz
Kroger Health

Jeff B. Talbot
Kroger Personal Finance

Laura Gump
Houston Division

Michael Marx
Roundy's

Nicholas Tranchina
Murray's Cheese

Sonya Hostetler
Nashville Division

Lori Raya
Mid-Atlantic Division

Dana Zurcher
Columbus Division

Erik Jensen
Home Chef



www.thekrogerco.com

The Kroger Co.

1014 Vine Street · Cincinnati, Ohio 45202 · 513-762-4000



